As filed with the Securities and Exchange Commission on March 29, 2019

File No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHEMICAL FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Michigan	6022	38-2022454
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

333 W. Fort Street, Suite 1800

Detroit, Michigan 48226

(800) 867-9757

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David T. Provost

Chief Executive Officer and President

Chemical Financial Corporation

333 W. Fort Street, Suite 1800

Detroit, Michigan 48226

(800) 867-9757

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John M. Jennings	Craig R. Dahl	Lee A. Meyerson
Allie L. Nagy	Chief Executive Officer and President	Sebastian Tiller
Nelson Mullins Riley & Scarborough LLP Atlantic Station 201 17th Street NW, Suite 1700 Atlanta, Georgia 30363 (404) 322-6000	TCF Financial Corporation 200 Lake Street East Code EXO-01-G Wayzata, Minnesota 55391 (952) 745-2760	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging Growth Company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $1.00 per share	85,232,387(1)	N/A	$3,294,556,343.52(2)	$399,300.23(3)
5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with a liquidation preference of $25,000 per share	7,000(4)	N/A	$175,000,000.00(5)	$21,210.00(3)
Depositary Shares, each representing a 1/1,000th interest in a share of 5.70% Series C Non- Cumulative Perpetual Preferred Stock	(6)	(6)	(6)	(6)

(1)

Represents the maximum number of shares of Chemical Financial Corporation common stock that may be issued in connection with the merger described in this registration statement, including shares issuable pursuant to equity awards to be assumed by Chemical Financial Corporation upon completion of the merger.

(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rules 457(c) and 457(f) under the Securities Act. The proposed maximum aggregate offering price was calculated by multiplying (i) 167,747,268 shares, the estimated maximum number of shares of TCF Financial Corporation common stock to be received by the Registrant or cancelled upon completion of the merger, including 163,952,811 shares of TCF Financial Corporation common stock issued and outstanding, 2,544,457 shares of restricted common stock outstanding and shares of common stock reserved for issuance upon the exercise of outstanding restricted stock unit awards, 1,250,000 shares of common stock reserved for issuance for future grants under benefit plans, by (ii) $19.64, the average of the high and low prices per share of TCF Financial Corporation common stock as reported on the NYSE on March 25, 2019.

(3)	Calculated pursuant to Rule 457 of the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by .0001212.
(4)

Represents the maximum number of shares of 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with a liquidation preference of $25,000 per share of Chemical Financial Corporation, which we refer to as Chemical preferred stock, estimated to be issuable upon completion of the merger described herein. This number is based on the number of shares of 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with a liquidation preference of $25,000 per share (equivalent to $25 per depositary share) of TCF Financial Corporation, which we refer to as TCF Series C preferred stock, outstanding as of March 29, 2019, and the exchange of each such share of TCF Series C preferred stock for one share of Chemical preferred stock, pursuant to the terms of the merger agreement described herein.

(5)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act. The aggregate offering price is (x) the book value per share of TCF Series C preferred stock as of March 29, 2019 ($25,000) multiplied by (y) the maximum number of shares of TCF Series C preferred stock to be converted in the merger (7,000 shares).

(6)	No separate registration fee will be payable in respect of the depositary shares each representing a 1/1,000th interest in a share of new Chemical preferred stock.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to the shares of Chemical common stock and Chemical preferred stock and related depositary shares to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED MARCH 29, 2019, SUBJECT TO COMPLETION

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

[•], 2019

To the Shareholders of Chemical Financial Corporation and TCF Financial Corporation:

On January 27, 2019, Chemical Financial Corporation, which we refer to as Chemical, and TCF Financial Corporation, which we refer to as TCF, entered into an Agreement and Plan of Merger, which we refer to as the merger agreement, pursuant to which Chemical and TCF have agreed to combine their respective businesses in a merger of equals. Under the merger agreement, TCF will merge with and into Chemical, with Chemical as the surviving corporation, in a transaction that we refer to as the merger. Immediately following the merger or at such later time as the parties may mutually agree, Chemical’s wholly-owned subsidiary, Chemical Bank, a Michigan banking corporation, will merge with and into TCF’s wholly-owned subsidiary, TCF National Bank, a national banking association, with TCF National Bank as the surviving bank. At the effective time of the merger, Chemical will change its name to “TCF Financial Corporation.”

If the merger is completed, each outstanding share of TCF common stock, par value $0.01 per share, which we refer to as TCF common stock, except for treasury stock or shares owned by TCF or Chemical, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted, will be converted into the right to receive 0.5081 shares, such shares referred to as the merger consideration, of Chemical common stock, par value $1.00 per share, which we refer to as Chemical common stock. The value of the merger consideration will depend on the market price of Chemical common stock on the effective date of the merger.

In addition, each outstanding share of TCF 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, which we refer to as TCF Series C preferred stock, and each related depositary share, will be converted into the right to receive, without interest, one share of a newly created series of Chemical preferred stock designated as Chemical 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, which we refer to as Chemical Series C preferred stock, and one depositary share, respectively, with equivalent rights and preferences.

Chemical common stock is listed on the Nasdaq Stock Market, or NASDAQ, under the symbol “CHFC.” TCF common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “TCF.” Following the merger, the common stock of the combined company will be listed on NASDAQ under the symbol “TCF.” The depositary shares issued in exchange for the depositary shares related to the TCF Series C preferred stock are also expected to be listed on NASDAQ.

Based on the closing price of Chemical common stock on NASDAQ, on January 25, 2019, the last trading day before public announcement of the merger, of $42.47, the value of the per share merger consideration payable to holders of TCF common stock would be $21.58. Based on the closing price of Chemical common stock on NASDAQ on [●], 2019, the last practicable trading date before the date of this joint proxy statement/prospectus, of $[●], the value of the per share merger consideration payable to holders of TCF common stock would be $[●]. We urge you to obtain current market quotations for both Chemical common stock and TCF common stock.

Based on the number of shares of TCF common stock outstanding as of [●], 2019, the total number of shares of Chemical common stock expected to be issued in connection with the merger is approximately [●]. In addition, based on the number of outstanding shares of Chemical common stock and TCF common stock as of [●], 2019, and based on the exchange ratio of 0.5081, it is expected that Chemical shareholders will hold approximately [●]% and TCF shareholders will hold approximately [●]% of the issued and outstanding shares of Chemical common stock immediately following the closing of the merger. Based on the number of shares of TCF Series C preferred stock and the number of depositary shares, each representing a 1/1,000th interest in a share of TCF Series C preferred stock, outstanding as of [●], 2019, the total number of shares of Chemical Series C preferred stock expected to be issued in connection with the merger is [●] and the total number of depositary shares expected to be issued in respect of the Chemical Series C preferred stock is [●].

Chemical will hold a special meeting of its shareholders, which we refer to as the Chemical special meeting, on [●], at [●] local time, at [●], where the Chemical shareholders will be asked to vote on a proposal to approve the merger agreement, which we refer to as the Chemical merger proposal, a proposal to amend the Chemical articles of incorporation to increase the number of authorized shares of Chemical common stock and to change the name of Chemical to “TCF Financial Corporation,” effective only upon completion of the merger, which we refer to as the Chemical articles amendment proposal, and other related matters. TCF will hold a special meeting of its shareholders, which we refer to as the TCF special meeting, on [●], at [●] local time, at [●], where the TCF shareholders will be asked to vote on a proposal to adopt the merger agreement, which we refer to as the TCF merger proposal, and other related matters. The merger cannot be completed unless, among other things, holders of a majority of the issued and outstanding shares of Chemical common stock vote to approve the Chemical merger proposal and the Chemical articles amendment proposal and holders of a majority of the issued and outstanding shares of TCF common stock vote to approve the TCF merger proposal. Chemical and TCF are sending you this joint proxy statement/prospectus to ask you to vote in favor of these and other matters described in this joint proxy statement/prospectus.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF CHEMICAL COMMON STOCK OR TCF COMMON STOCK YOU OWN. To ensure your representation at the Chemical special meeting or TCF special meeting, as applicable, please complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope or submit your proxy by telephone or via the Internet by following the instructions in the enclosed joint proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend your meeting of shareholders. Submitting a proxy now will NOT prevent you from being able to vote in person at your meeting of shareholders. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

The Chemical board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Chemical and its shareholders and (ii) adopted the merger agreement and approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, the issuance of shares of Chemical common stock and Chemical Series C preferred stock and related depositary shares in connection with the transactions contemplated by the merger agreement and the amendment to the Chemical articles of incorporation. The Chemical board of directors unanimously recommends that Chemical shareholders vote “FOR” the Chemical merger proposal, “FOR” the Chemical articles amendment proposal and “FOR” the other matters to be considered at the Chemical special meeting.

The TCF board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of TCF and its shareholders and declared that the merger agreement is advisable and (ii) approved the execution of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The TCF board of directors unanimously recommends that the TCF shareholders vote “FOR” the TCF merger proposal and “FOR” the other matters to be considered at the TCF special meeting.

This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about Chemical and TCF and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 31 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Chemical and TCF from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.

Sincerely,

David T. Provost Chief Executive Officer and President Chemical Financial Corporation	Craig R. Dahl Chairman, President and Chief Executive Officer TCF Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of shares of Chemical common stock or Chemical Series C preferred stock in connection with the merger or the other transactions described in this joint proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated [●], 2019, and is first being mailed to Chemical shareholders and TCF shareholders on or about [●], 2019.

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON [●], 2019

To the Shareholders of Chemical Financial Corporation:

We are pleased to invite you to attend the special meeting of shareholders, which we refer to as the Chemical special meeting, of Chemical Financial Corporation, which we refer to as Chemical, to be held on [●], 2019 at [●] local time, at [●], for the following purposes:

1.    To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of January 27, 2019, by and between Chemical and TCF Financial Corporation, which we refer to as TCF, as it may be amended from time to time, which we refer to as the merger agreement, a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part, under which TCF will merge with and into Chemical, which we refer to as the Chemical merger proposal;

2.    To consider and vote on a proposal to approve an amendment to Chemical’s articles of incorporation to (a) increase the number of authorized shares of Chemical common stock from 135 million to 220 million, and (b) change the name of Chemical to “TCF Financial Corporation,” effective only upon consummation of the merger, a copy of which is attached as Exhibit 2 to Annex A, which we refer to as the Chemical articles amendment proposal;

3.     To consider and vote on a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the named executive officers of Chemical that is based on or otherwise relates to the merger, which we refer to as the Chemical compensation proposal; and

4.    To consider and vote on the proposal to adjourn the Chemical special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the Chemical merger proposal or Chemical articles amendment proposal, which we refer to as the Chemical adjournment proposal.

The Chemical board of directors has set [●], 2019 as the record date for the Chemical special meeting. Only holders of record of Chemical common stock at the close of business on [●], 2019 will be entitled to notice of and to vote at the Chemical special meeting and any adjournments or postponements thereof.

The affirmative vote of a majority of the issued and outstanding shares of Chemical common stock entitled to vote thereon is required to approve each of the Chemical merger proposal and the Chemical articles amendment proposal. Assuming a quorum is present, approval of each of the Chemical compensation proposal and the Chemical adjournment proposal requires the affirmative vote of a majority of the votes cast on each such proposal at the Chemical special meeting. Chemical will transact no other business at the Chemical special meeting, except for business properly brought before the Chemical special meeting or any adjournment or postponement thereof.

Chemical shareholders must approve both the Chemical merger proposal and the Chemical articles amendment proposal in order for the merger to occur. If Chemical shareholders fail to approve either the Chemical merger proposal or the Chemical articles amendment proposal, the merger will not occur. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Chemical special meeting. Please carefully review the joint proxy statement/prospectus, including the annexes thereto and the documents incorporated by reference therein.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF CHEMICAL COMMON STOCK YOU OWN. Whether or not you plan to attend the Chemical special meeting, please complete, sign, date and return the enclosed proxy card by using the enclosed postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions in the enclosed joint proxy statement/prospectus and on your proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The Chemical board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Chemical and its shareholders and (ii) adopted the merger agreement and approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, the issuance of shares of Chemical common stock and Chemical Series C preferred stock and related depositary shares in connection with the transactions contemplated by the merger agreement and the amendment to the Chemical articles of incorporation. The Chemical board of directors unanimously recommends that Chemical shareholders vote “FOR” the Chemical merger proposal, “FOR” the Chemical articles amendment proposal, “FOR” the Chemical compensation proposal and “FOR” the Chemical adjournment proposal.

If you have any questions or need assistance with voting, please contact our proxy solicitor, D.F. King & Co., by calling (212) 269-5550, or toll-free at (800) 622-1569.

If you plan to attend the Chemical special meeting, please bring valid photo identification. Chemical shareholders that hold their shares of Chemical common stock in “street name” are required to bring valid photo identification and proof of stock ownership in order to attend the Chemical special meeting, and, if you intend to vote the shares at the meeting, a legal proxy, executed in such shareholder’s favor, from the record holder of such shareholder’s shares, such as a broker, bank or other nominee.

BY ORDER OF THE BOARD OF DIRECTORS,

David T. Provost
Chief Executive Officer and President

[●], 2019

Detroit, Michigan

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON [●], 2019

To the Shareholders of TCF Financial Corporation:

We are pleased to invite you to attend the special meeting of shareholders, which we refer to as the TCF special meeting, of TCF Financial Corporation, which we refer to as TCF, to be held on [●], 2019 at [●] local time, at [●], for the following purposes:

1.

To consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated as of January 27, 2019, by and between Chemical Financial Corporation, which we refer to as Chemical, and TCF, as it may be amended from time to time, which we refer to as the merger agreement, a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part, under which TCF will merge with and into Chemical, which we refer to as the TCF merger proposal;

2.

To consider and vote on the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to TCF’s named executive officers that is based on or otherwise relates to the merger, which we refer to as the TCF compensation proposal; and

3.

To consider and vote on the proposal to adjourn the TCF special meeting, if necessary or appropriate to permit further solicitation of proxies in favor of the TCF merger proposal, which we refer to as the TCF adjournment proposal.

The TCF board of directors has set [●], 2019 as the record date for the TCF special meeting. Only holders of record of TCF common stock at the close of business on [●], 2019 will be entitled to notice of and to vote at the TCF special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the TCF special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of TCF common stock.

The affirmative vote of a majority of the outstanding shares of TCF common stock entitled to vote thereon is required to approve the TCF merger proposal. Assuming a quorum is present, approval of each of the TCF compensation proposal and TCF adjournment proposal requires the affirmative vote of a majority of the shares of TCF common stock represented at the TCF special meeting, in person or by proxy, that are entitled to vote on such proposal. TCF will transact no other business at the special meeting, except for business properly brought before the TCF special meeting or any adjournment or postponement thereof.

TCF shareholders must approve the TCF merger proposal in order for the merger to occur. If TCF shareholders fail to approve the TCF merger proposal, the merger will not occur. The merger is not conditioned on the approval of the TCF compensation proposal. The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the transactions contemplated thereby, as well as the proposals to be considered at the TCF special meeting. Please carefully review the joint proxy statement/prospectus, including the annexes thereto and the documents incorporated by reference therein.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF TCF COMMON STOCK YOU OWN. Whether or not you plan to attend the TCF special meeting, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided at your earliest convenience. You may also submit a proxy by telephone or via the Internet by following the instructions in the enclosed joint proxy statement/prospectus and on your proxy card. If you hold your shares in “street name” through a broker, bank or other nominee, you should direct the vote of your shares in accordance with the voting instruction form received from your broker, bank or other nominee.

The TCF board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of TCF and its shareholders and declared that the merger agreement is advisable and (ii) approved the execution of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The TCF board of directors unanimously recommends that the TCF shareholders vote “FOR” the TCF merger proposal, “FOR” the TCF compensation proposal and “FOR” the TCF adjournment proposal.

If you have any questions or need assistance with voting, please contact our proxy solicitor, Georgeson LLC, by calling toll-free at (800) 676-0098.

If you plan to attend the TCF special meeting in person, please bring valid photo identification. TCF shareholders that hold their shares of TCF common stock in “street name” are required to bring valid photo identification and proof of stock ownership in order to attend the TCF special meeting, and, if you intend to vote the shares at the meeting, a legal proxy, executed in such shareholder’s favor, from the record holder of such shareholder’s shares, such as a broker, bank or other nominee.

BY ORDER OF THE BOARD OF DIRECTORS,

Craig R. Dahl
Chairman, President and Chief Executive Officer
Wayzata, Minnesota

WHERE YOU CAN FIND MORE INFORMATION

Both Chemical and TCF file annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). In addition, Chemical and TCF file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Chemical at www.chemicalbank.com under the tab “Investor Information” and then under the heading “Financial Information” and then “SEC Filings,” or from TCF at www.tcfbank.com under the tab “About TCF” then under the tab “Investor Relations,” and then under the heading “Financial Information” and then “SEC Filings.”

Chemical has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates by reference documents that Chemical and TCF have previously filed with the SEC. These documents contain important information about the companies and their financial condition. See “Incorporation of Certain Documents by Reference” beginning on page 163. These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

Chemical Financial Corporation 333 W. Fort Street, Suite 1800 Detroit, Michigan Attention: Investor Relations (800) 867-9757	TCF Financial Corporation 200 Lake Street East, EXO-01-G Wayzata, Minnesota 55391 Attention: Investor Relations (952) 745-2760

If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact D.F. King & Co., Chemical’s proxy solicitor, by calling (212) 269-5550, or toll-free at (800) 622-1569, or Georgeson LLC, TCF’s proxy solicitor, by calling toll-free at (800) 676-0098.

To obtain timely delivery of these documents, you must request the information no later than [●], 2019 in order to receive them before Chemical’s special meeting and no later than [●], 2019 in order to receive them before TCF’s special meeting.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Chemical, constitutes a prospectus of Chemical under Section 5 of the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of Chemical common stock and preferred stock to be offered to TCF shareholders in connection with the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Chemical and TCF under Section 14(a) of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the Chemical special meeting of shareholders and a notice of meeting with respect to the TCF special meeting of shareholders.

No person has been authorized to give any information or make any representation about the merger or Chemical or TCF that differs from, or adds to, the information in this joint proxy statement/prospectus or in documents that are publicly filed with the SEC. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus, and neither the mailing of this joint proxy statement/prospectus to Chemical shareholders and TCF shareholders nor the issuance of Chemical common stock and preferred stock in the merger shall create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

All references in this joint proxy statement/prospectus to “Chemical” refer to Chemical Financial Corporation, a Michigan corporation and all references to “Chemical Bank” refer to Chemical Bank, a Michigan state-chartered bank. All references in this joint proxy statement/prospectus to “TCF” refer to TCF Financial Corporation, a Delaware corporation and all references to “TCF Bank” refer to TCF National Bank, a national banking association. All references in this joint proxy statement/prospectus to the “combined company” refer to Chemical immediately following completion of the merger. All references in this joint proxy statement/prospectus to “Chemical common stock” refer to the common stock of Chemical, par value $1.00 per share, and all references in this joint proxy statement/prospectus to “TCF common stock” refer to the common stock of TCF, par value $0.01 per share. All references in this joint proxy statement/prospectus to “Chemical Series C preferred stock” refer to the Chemical 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, and all references in this joint proxy statement/prospectus to “TCF Series C preferred stock” refer to the TCF 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share. All references in this joint proxy statement/prospectus to the “merger agreement” refer to the Agreement and Plan of Merger dated January 27, 2019, by and between Chemical and TCF. All references in this joint proxy statement/prospectus to “we,” “our” and “us” refer to Chemical and TCF collectively, unless otherwise indicated or as the context requires.

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QUESTIONS AND ANSWERS ABOUT THE MEETINGS

The following are answers to certain questions that you may have regarding the merger and the Chemical special meeting or TCF special meeting. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus.

Q:    WHAT IS THE MERGER?

A:

Chemical and TCF have entered into an Agreement and Plan of Merger, dated as of January 27, 2019, which we refer to as the merger agreement. Under the merger agreement, Chemical and TCF have agreed to combine their respective companies in a merger of equals, pursuant to which TCF will merge with and into Chemical, with Chemical continuing as the surviving entity, in a transaction we refer to as the merger. Immediately following the merger or at such later time as the parties may mutually agree, Chemical Bank, Chemical’s wholly owned subsidiary, will merge with and into TCF Bank, TCF’s wholly owned subsidiary, with TCF Bank as the surviving bank, in a transaction we refer to as the bank merger. At the effective time of the merger, Chemical will change its name to “TCF Financial Corporation.”

Chemical will hold a special meeting of its shareholders, which we refer to as the Chemical special meeting, and TCF will hold a special meeting of its shareholders, which we refer to as the TCF special meeting, to obtain the required approvals, and you are being provided with this joint proxy statement/prospectus in connection with those meetings. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. We urge you to read carefully this joint proxy statement/prospectus and the merger agreement in their entirety.

Q:    WHY AM I RECEIVING THIS DOCUMENT?

A:    In order to complete the merger, among other things:

•

Chemical shareholders must (1) approve the merger agreement, and (2) approve an amendment to Chemical’s articles of incorporation to (a) increase the number of authorized shares of Chemical common stock from 135 million to 220 million, and (b) change the name of Chemical to “TCF Financial Corporation,” effective only upon consummation of the merger.

•	TCF common shareholders must adopt the merger agreement.

Each of Chemical and TCF is sending this joint proxy statement/prospectus to its shareholders to help them decide how to vote their shares of common stock with respect to such matters to be considered at their respective meetings of shareholders.

Information about these meetings, the merger and the other business to be considered by Chemical shareholders at its special meeting or by TCF shareholders at its special meeting, as applicable, is contained in this joint proxy statement/prospectus and you should read it carefully.

This document constitutes both a joint proxy statement of Chemical and TCF and a prospectus of Chemical. It is a joint proxy statement because each of the boards of directors of Chemical and TCF is soliciting proxies from their shareholders using this document. It is a prospectus because Chemical, in connection with the merger, will issue shares of Chemical common stock to TCF common shareholders and shares of a newly created series of Chemical preferred stock to be designated as 5.70% Series C Non-Cumulative Perpetual Preferred Stock, which we refer to as Chemical Series C preferred stock, and related depositary shares each representing a 1/1000th interest in a share of Chemical Series C preferred stock, in exchange for the outstanding shares of TCF 5.70% Series C Non-Cumulative Perpetual Preferred Stock, which we refer to as TCF Series C preferred stock, and related depositary shares each representing a 1/1000th interest in a share of TCF Series C preferred stock, and this joint proxy statement/prospectus contains information about that common stock and Series C preferred stock.

Q:    WHAT WILL TCF COMMON SHAREHOLDERS RECEIVE IN THE MERGER?

A:

If the merger is completed, each outstanding share of TCF common stock, except for treasury stock or shares owned by TCF or Chemical, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted (which will be cancelled), will be automatically converted into the right to receive 0.5081 shares, which ratio we refer to as the exchange ratio, of Chemical common stock. Chemical will not issue any fractional shares of Chemical common stock in the merger. Instead, a TCF shareholder who otherwise would have received a fraction of a share of Chemical common stock will receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Chemical common stock for the five full trading days ending on the day before the effective time of the merger by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Chemical common stock to which such shareholder would otherwise be entitled to receive.

Q:    WHAT WILL TCF SERIES C PREFERRED SHAREHOLDERS RECEIVE IN THE MERGER?

A:

If the merger is completed, each share of TCF Series C preferred stock and related depositary shares, each representing a 1/1,000th interest in a share of TCF Series C preferred stock will be converted into the right to receive, without interest, one share of Chemical Series C preferred stock, and the related depositary shares. The Chemical Series C preferred stock will have equivalent rights and preferences as the TCF Series C preferred stock.

Q:	WILL THE VALUE OF THE MERGER CONSIDERATION TO TCF COMMON SHAREHOLDERS CHANGE BETWEEN THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE TIME THE MERGER IS COMPLETED?

A:

Yes. Although the exchange ratio is fixed, the value of the merger consideration is dependent upon the value of Chemical’s common stock and therefore will fluctuate with the market price of Chemical’s common stock. Accordingly, any change in the market price of Chemical’s common stock prior to the merger will affect the market value of the merger consideration that TCF’s shareholders will receive as a result of the merger.

Q:    WHAT WILL HAPPEN TO SHARES OF CHEMICAL COMMON STOCK IN THE MERGER?

A:	Nothing. Each share of Chemical common stock outstanding will remain outstanding as a share of Chemical common stock following the effective time of the merger.

Q:    WHAT AM I BEING ASKED TO VOTE ON?

A:	Chemical Special Meeting: Chemical shareholders are being asked to consider and vote on the following proposals:

•	a proposal to approve the merger agreement, which we refer to as the Chemical merger proposal;

•

a proposal to approve an amendment to Chemical’s articles of incorporation to (a) increase the number of authorized shares of Chemical common stock from 135 million to 220 million, and (b) change the name of Chemical to “TCF Financial Corporation,” effective only upon consummation of the merger, which we refer to as the Chemical articles amendment proposal;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the named executive officers of Chemical that is based on or otherwise relates to the merger, which we refer to as the Chemical compensation proposal; and

•

a proposal to approve the adjournment of the Chemical special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the Chemical merger proposal or the Chemical articles amendment proposal, which we refer to as the Chemical adjournment proposal.

TCF Special Meeting: TCF shareholders are being asked to consider and vote on the following proposals:

•	a proposal to adopt the merger agreement, which we refer to as the TCF merger proposal;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the named executive officers of TCF that is based on or otherwise relates to the merger, which we refer to as the TCF compensation proposal; and

•

a proposal to approve the adjournment of the TCF special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the TCF merger proposal, which we refer to as the TCF adjournment proposal.

Q:	WHEN AND WHERE ARE THE CHEMICAL SPECIAL MEETING AND TCF SPECIAL MEETING?

A:	Chemical Special Meeting: The Chemical special meeting will be held on [●], 2019, at [●] local time, at [●].

TCF Special Meeting: The TCF special meeting will be held on [●], 2019, at [●] local time, at [●].

Q:    WHO IS ENTITLED TO VOTE AT EACH MEETING?

A:

Chemical Special Meeting: All holders of Chemical common stock who held shares at the close of business on [●], 2019, which we refer to as the Chemical record date, are entitled to receive notice of and to vote at the Chemical special meeting, provided that such shares of Chemical common stock remain outstanding on the date of the Chemical special meeting.

TCF Special Meeting: All holders of TCF common stock who held shares at the close of business on [●], 2019, which we refer to as the TCF record date, are entitled to receive notice of and to vote at the TCF special meeting, provided that such shares of TCF common stock remain outstanding on the date of the TCF special meeting.

Q:	WILL HOLDERS OF TCF SERIES C PREFERRED STOCK BE ENTITLED TO VOTE ON THE MERGER AT THE TCF SPECIAL MEETING?

A:

No. The TCF Series C preferred stock (or related depositary shares) does not have voting rights with respect to any of the proposals that will be considered at the TCF special meeting. Holders of TCF preferred stock (or related depositary shares) will not be entitled to vote at the TCF special meeting, and should not submit a proxy card with respect to the TCF special meeting or otherwise attempt to vote with respect to their TCF Series C preferred stock (or related depositary shares).

Q:    WHAT CONSTITUTES A QUORUM AT EACH MEETING?

A:

Chemical Special Meeting: The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of Chemical common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the Chemical special meeting.

Abstentions will be included in determining the number of shares present at the Chemical special meeting for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for the purposes of determining whether a quorum exists.

TCF Special Meeting: The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of TCF common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the TCF special meeting.

Abstentions will be included in determining the number of shares present at the TCF special meeting for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for the purposes of determining whether a quorum exists.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE CHEMICAL SPECIAL MEETING?

A:	Chemical merger proposal:

•

Standard: Approval of the Chemical merger proposal requires the affirmative vote of a majority of the issued and outstanding shares of Chemical common stock entitled to vote. Chemical shareholders must approve the Chemical merger proposal in order for the merger to occur. If Chemical shareholders fail to approve the Chemical merger proposal, the merger will not occur.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Chemical merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Chemical articles amendment proposal:

•

Standard: Approval of the Chemical articles amendment proposal requires the affirmative vote of a majority of the issued and outstanding shares of Chemical common stock entitled to vote. Chemical shareholders must approve the Chemical articles amendment proposal in order for the merger to occur. If Chemical shareholders fail to approve the Chemical articles amendment proposal, the merger will not occur.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Chemical articles amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Chemical compensation proposal:

•

Standard: Assuming a quorum is present, approval of the Chemical compensation proposal requires the affirmative vote of a majority of the votes cast at the Chemical special meeting. This is an advisory vote, and therefore is not binding on Chemical or the Chemical board of directors or the Chemical compensation committee. If Chemical shareholders fail to approve the Chemical compensation proposal, but approve the merger proposal and the Chemical articles amendment proposal, the merger may nonetheless occur.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Chemical compensation proposal, you will be deemed not to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Chemical adjournment proposal:

•

Standard: Assuming a quorum is present, approval of the Chemical adjournment proposal requires the affirmative vote of a majority of the votes cast at the Chemical special meeting. If Chemical shareholders fail to approve the Chemical adjournment proposal, but approve the merger proposal and the Chemical articles amendment proposal, the merger may nonetheless occur.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Chemical adjournment proposal, you will be deemed not to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE TCF SPECIAL MEETING?

A:	TCF merger proposal:

•

Standard: Approval of the TCF merger proposal requires the affirmative vote of a majority of the issued and outstanding shares of TCF common stock. TCF shareholders must approve the TCF merger proposal in order for the merger to occur. If TCF shareholders fail to approve the TCF merger proposal, the merger will not occur.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the TCF merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

TCF compensation proposal:

•

Standard: Assuming a quorum is present, approval of the TCF compensation proposal requires the affirmative vote of a majority of shares of TCF common stock represented at the TCF special meeting, in person or by proxy, that are entitled to vote. This is an advisory vote, and therefore is not binding on TCF, Chemical or the boards of directors or the compensation committees of TCF or Chemical. If TCF shareholders fail to approve the TCF compensation proposal, but approve the TCF merger proposal, the merger may nonetheless occur.

•

Effect of abstentions and broker non-votes: Because shares voted “ABSTAIN” are counted as present for purposes of determining a quorum, if you mark “ABSTAIN” on your proxy card, your abstention will have the same effect as a vote “AGAINST” the TCF compensation proposal. If you fail to vote or fail to instruct your bank or broker how to vote with respect to the TCF compensation proposal, you will be deemed not to be present with respect to the proposal, and it will have no effect on the proposal.

TCF adjournment proposal:

•

Standard: Assuming a quorum is present, approval of the TCF adjournment proposal requires the affirmative vote of a majority of shares of TCF common stock represented at the TCF special meeting, in person or by proxy, that are entitled to vote. If TCF shareholders fail to approve the TCF adjournment proposal, but approve the TCF merger proposal, the merger may nonetheless occur.

•

Effect of abstentions and broker non-votes: Because shares voted “ABSTAIN” are counted as present for purposes of determining a quorum, if you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the TCF adjournment proposal. If you fail to vote or fail to instruct your bank or broker how to vote with respect to the TCF adjournment proposal, you will be deemed not to be present with respect to the proposal, and it will have no effect on the proposal.

Q:    WHAT ARE THE CONDITIONS TO COMPLETE THE MERGER?

A:

The obligations of Chemical and TCF to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, tax opinions, approval by Chemical shareholders of both the Chemical merger proposal and the Chemical articles amendment proposal and approval by TCF shareholders of the TCF merger proposal. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 125.

Q:	WHEN WILL THE MERGER BE COMPLETED?

A:

We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including the receipt of required regulatory approvals and the expiration of all statutory waiting periods and approval by Chemical shareholders of both the Chemical merger proposal and the Chemical articles amendment proposal and approval by TCF shareholders of the TCF merger proposal. While we expect the merger to be completed in the late third or early fourth quarter of 2019, because fulfillment of some of the conditions to completion of the merger are not entirely within our control, we cannot assure you of the actual timing.

Q:	HOW DOES THE CHEMICAL BOARD OF DIRECTORS AND THE TCF BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A:

The Chemical board of directors has unanimously adopted the merger agreement and approved the transactions contemplated thereby, including the issuance of Chemical common stock and Chemical Series C preferred stock (or related depositary shares) and the amendment to the Chemical articles of incorporation, and recommends that Chemical shareholders vote “FOR” the Chemical merger proposal, “FOR” the Chemical articles amendment proposal, “FOR” the Chemical compensation proposal and “FOR” the Chemical adjournment proposal.

The TCF board of directors unanimously approved the merger agreement and the transactions contemplated thereby and recommends that the TCF shareholders vote “FOR” the TCF merger proposal, “FOR” the TCF compensation proposal and “FOR” the TCF adjournment proposal.

Q:    WHAT DO I NEED TO DO NOW?

A:

After carefully reading and considering the information contained in or incorporated by reference into this joint proxy statement/prospectus, including its annexes, please vote your shares as soon as possible so that your shares will be represented at your respective company’s meeting of shareholders. Please follow the instructions set forth herein or on the enclosed proxy card or on the voting instruction form provided by your broker, bank or other nominee if your shares are held in the name of your broker, bank or other nominee.

Q:	HOW DO I VOTE?

A:	If you are a shareholder of record of Chemical as of [●], 2019, the Chemical record date, you may submit your proxy before the Chemical special meeting in any of the following ways:

•	by mail, by completing, signing, dating and returning the enclosed proxy card to Chemical using the enclosed postage-paid envelope;

•	by telephone, by calling toll-free 1-866-895-6904 and following the recorded instructions; or

•	via the Internet, by accessing the website www.proxypush.com and following the instructions on the website.

If you are a shareholder of record of TCF as of [●], 2019, the TCF record date, you may submit your proxy before the TCF special meeting in any of the following ways:

•	by mail, by completing, signing, dating and returning the enclosed proxy card to TCF using the enclosed postage-paid envelope;

•	by telephone, by calling toll-free 1-800-690-6903 and following the recorded instructions; or

•	via the Internet, by accessing the website www.proxyvote.com and following the instructions on the website.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 P.M. Eastern Time on the day before your respective company’s meeting of shareholders. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s meeting of shareholders.

If you are a Chemical shareholder as of the Chemical record date or TCF shareholder as of the TCF record date, you may also cast your vote in person at your respective company’s meeting of shareholders. If you plan to attend your respective company’s meeting of shareholders, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. Each of Chemical and TCF reserves the right to refuse admittance to anyone without proper proof of stock ownership or without proper photo identification. Whether or not you intend to be present at your respective company’s meeting of shareholders, you are urged to complete, sign, date and return the enclosed proxy card to Chemical or TCF, as applicable, in the enclosed postage-paid envelope or submit a proxy by telephone or via the Internet as described on the enclosed instructions as soon as possible. If you are then present and wish to vote your shares in person, your original proxy may be revoked by attending and voting at your respective company’s meeting of shareholders.

If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. If your shares are held in “street name,” you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to vote your shares in person at your respective company’s meeting of shareholders.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:

No. Under the rules of the NYSE, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion only on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. Under the NYSE rules, all of the proposals to be voted on at the Chemical special meeting and the TCF special meeting are considered “non-routine” matters. Because none of the proposals to be voted on at the Chemical special meeting and TCF special meeting are “routine” matters for which brokers may have discretionary authority to vote, neither Chemical nor TCF expects any broker non-votes at the Chemical special meeting or the TCF special meeting. As a result, if you hold your shares of Chemical common stock or TCF common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.

Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Chemical or TCF or by voting in person at your respective company’s meeting of shareholders, unless you provide a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee. In addition to such legal proxy, if you plan to attend your respective company’s meeting of shareholders, but you are not a shareholder of record because you hold your shares in “street name,” please bring evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) and valid photo identification with you to such company’s meeting of shareholders.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Chemical common stock represented by your proxy will be voted as recommended by the Chemical board of directors with respect to such proposal or the shares of TCF common stock represented by your proxy will be voted as recommended by the TCF board of directors with respect to such proposal, as the case may be.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY OR VOTING INSTRUCTION CARD?

A:

Yes. If you are the record holder of either Chemical or TCF common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the applicable meeting. You can do this by:

•	timely delivering a signed written notice of revocation to the Corporate Secretary of Chemical or TCF, as applicable;

•	timely delivering a new, valid proxy bearing a later date; or

•

attending the special meeting and voting in person. Simply attending the Chemical special meeting or the TCF special meeting without voting will not revoke any proxy that you have previously given or change your vote.

If you hold shares of either Chemical or TCF common stock in “street name,” you must contact your broker, bank or other nominee to change your vote.

Q:    ARE TCF SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:

No, under Section 262 of the Delaware General Corporation Law, or the DGCL, which is the law under which TCF is incorporated, the holders of TCF common stock and TCF Series C preferred stock and related depositary shares will not be entitled to any appraisal rights or dissenters’ rights in connection with the merger.

Q:	ARE CHEMICAL SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:

No, under Section 450.1762 of the Michigan Business Corporation Act, or the MBCA, which is the law under which Chemical is incorporated, the holders of Chemical common stock will not be entitled to any appraisal rights or dissenters’ rights in connection with the merger.

Q:	WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO U.S. TCF SHAREHOLDERS?

A:

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and it is a condition to the respective obligations of Chemical and TCF to complete the merger that each receives a legal opinion to that effect. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of TCF common stock generally will not recognize gain or loss on the receipt of Chemical common stock in the merger, but will recognize gain or loss with respect to any cash received in lieu of fractional shares of Chemical common stock. A holder of TCF Series C preferred stock or related depositary shares that exchanges its TCF Series C preferred stock for Chemical Series C preferred stock or related depositary shares generally will not recognize gain or loss on the receipt of Chemical Series C preferred stock. For more information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 130.

The consequences of the merger to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the merger.

Q:    WHAT HAPPENS IF THE MERGER IS NOT COMPLETED?

A:

If the merger is not completed, TCF’s common shareholders will not receive any consideration for their shares of TCF common stock in connection with the merger, and TCF preferred shareholders or holders of related depositary shares will not receive Chemical Series C preferred stock or related depositary shares in connection with the merger. Instead, TCF will remain an independent public company and both TCF common stock and depositary shares representing 1/1000th interest in a share of TCF Series C preferred stock will continue to be listed and traded on the NYSE. In addition, if the merger agreement is terminated in certain circumstances, Chemical or TCF may be required to pay the other party a fee with respect to such termination of the merger agreement. See “The Merger Agreement—Termination; Termination Fee” beginning on page 126.

Q:	WHAT HAPPENS IF I SELL MY SHARES AFTER THE APPLICABLE RECORD DATE BUT BEFORE MY COMPANY’S MEETING OF SHAREHOLDERS?

A:

Each of the Chemical record date and TCF record date is earlier than the date of the Chemical special meeting or TCF special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Chemical common stock or TCF common stock, as applicable, after the applicable record date but before the date of the applicable shareholder meeting, you will retain your right to vote at such meeting (provided that such shares remain outstanding on the date of such meeting), but, with respect to TCF common stock, you will not have the right to receive the merger consideration to be received by TCF shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of TCF common stock through completion of the merger.

Q:	WHAT DO I DO IF I RECEIVE MORE THAN ONE JOINT PROXY STATEMENT/PROSPECTUS OR SET OF VOTING INSTRUCTIONS?

A:

Chemical shareholders and TCF shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold shares of Chemical or TCF common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold such shares. If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you will receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the applicable shareholder meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:    SHOULD TCF SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A:

No. TCF common and preferred shareholders SHOULD NOT send in any stock certificates now. After the merger is complete, you will receive separate written instructions for surrendering your shares of TCF common stock in exchange for the merger consideration or TCF Series C preferred stock in exchange for Chemical Series C preferred stock, as applicable. In the meantime, you should retain your stock certificates because they are still valid. Please do not send in your stock certificates with your proxy card.

Q:    WILL A PROXY SOLICITOR BE USED?

A:

Yes. Chemical has engaged D.F. King & Co., which we refer to as D.F. King, to assist in the solicitation of proxies for the Chemical special meeting, and estimates it will pay D.F. King a fee of approximately $13,500 plus certain expenses. Chemical has also agreed to indemnify D.F. King against certain losses. TCF has engaged Georgeson LLC, which we refer to as Georgeson, to assist in the solicitation of proxies for the TCF special meeting, and estimates it will pay Georgeson a fee of approximately $12,500 plus certain expenses. TCF has also agreed to indemnify Georgeson against certain losses. In addition, Chemical, TCF and their respective officers and employees may also solicit proxies by mail, telephone, facsimile, electronic mail or in person, but no additional compensation will be paid to them.

Q:    WHERE CAN I FIND MORE INFORMATION ABOUT THE COMPANIES?

A:

You can find more information about Chemical and TCF from the various sources described under “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163.

Q:	WHAT IS HOUSEHOLDING AND HOW DOES IT AFFECT ME?

A:

The SEC permits companies to send a single set of proxy materials to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of Chemical common stock or TCF common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Chemical common stock or TCF common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

Q:	WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS?

A:

You may contact Chemical or TCF at the telephone numbers listed under “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163. If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares. If you are a Chemical shareholder, you should contact D.F. King, the proxy solicitation agent for Chemical, by calling (212) 269-5550, or toll-free at (800) 622-1569. If you are a TCF shareholder, you should contact Georgeson, the proxy solicitation agent for TCF, toll-free at (800) 676-0098.

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. In addition, we incorporate by reference important business and financial information about Chemical and TCF into this joint proxy statement/prospectus. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page [●]. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Merger (page 56)

Chemical and TCF have entered into the merger agreement, pursuant to which TCF will merge with and into Chemical, with Chemical continuing as the surviving corporation, in a transaction we refer to as the merger. The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger. Immediately following the merger or at such later time as the parties may mutually agree, Chemical Bank will merge with and into TCF Bank, with TCF Bank as the surviving bank.

Merger Consideration (page 56)

Each outstanding share of TCF common stock, except for shares of TCF common stock owned by TCF as treasury stock or shares of TCF common stock owned by TCF or Chemical, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted (which will be cancelled), will be automatically converted into the right to receive the merger consideration of 0.5081 shares of Chemical common stock.

Based on the closing trading price of Chemical common stock on NASDAQ on January 25, 2019, the last trading day before public announcement of the merger, of $42.47, the value of the per share merger consideration payable to holders of TCF common stock would be $21.58. Based on the closing trading price of Chemical common stock on NASDAQ on [●], 2019, the last practicable trading date before the date of this joint proxy statement/prospectus, of $[●], the value of the per share merger consideration payable to holders of TCF common stock would be $[●]. The value of the merger consideration that TCF shareholders will receive for each share of TCF common stock will depend on the price per share of Chemical common stock at the time the TCF shareholders receive the shares of Chemical common stock. Therefore, the value of the merger consideration may be different than its estimated value based on the current price of Chemical common stock, the price of Chemical common stock at the time of the Chemical special meeting or the TCF special meeting and the price of Chemical common stock on the date the merger is completed.

Treatment of TCF Preferred Stock (page 56)

Each share of TCF’s outstanding 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, will be converted into the right to receive, without interest, one share of Chemical’s 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with equivalent rights and preferences.

Treatment of TCF Equity Awards (page 56)

At the effective time of the merger, each equity award granted under TCF’s equity plans, which we refer to as a TCF equity award, that is outstanding immediately prior to the effective time will be adjusted so that its holder will be entitled to receive a number of shares of Chemical common stock (i) equal to the product of (a) the number of shares of TCF common stock subject to such TCF equity award immediately prior to the effective time multiplied by (b) the exchange ratio and (ii) rounded, as applicable, to the nearest whole share, and shall otherwise remain subject to the same terms and conditions (including, without limitation, with respect to vesting conditions (taking into account any vesting upon the occurrence of the effective time that is applicable to the TCF equity awards granted to TCF’s non-employee directors) and cash dividend equivalent rights). All TCF equity awards held by an employee whose employment will continue with the combined company or its subsidiaries after the merger will vest in their entirety to the extent such employee’s employment is terminated by the combined company without cause or by the employee for good reason prior to the second anniversary of the effective time of the merger. For any TCF equity awards that are subject to performance-based vesting, the number of shares of TCF common stock underlying such award will be calculated and fixed as of the effective time of the merger assuming achievement of the applicable performance conditions at the greater of the target level performance and the actual level of achievement of such conditions based on TCF’s performance results through the latest practicable date prior to the effective time of the merger, and such awards will convert into service-based vesting awards with the applicable vesting date to be the last day of the original performance period. For purposes of TCF equity awards for which performance is achievable at a single level, the performance condition will be no longer relevant as of the effective time of the merger.

For more information, see “The Merger—Terms of the Merger—Treatment of TCF Equity Awards” beginning on page 56.

Recommendation of the Chemical Board of Directors (page 66 )

The Chemical board of directors has unanimously (i) adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Chemical and its shareholders and (ii) approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, the issuance of Chemical common stock and preferred stock (or related depositary shares) and the amendment to the Chemical articles of incorporation. The Chemical board of directors unanimously recommends that Chemical shareholders vote “FOR” the Chemical merger proposal, “FOR” the Chemical articles amendment proposal, “FOR” the Chemical compensation proposal and “FOR” the Chemical adjournment proposal. See “The Merger—Recommendation of the Chemical Board of Directors and Reasons for the Merger” beginning on page 66.

Recommendation of the TCF Board of Directors (page 69)

The TCF board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of TCF and its shareholders and declared that the merger agreement is advisable and (ii) approved the execution of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. The TCF board of directors unanimously recommends that the TCF shareholders vote “FOR” the TCF merger proposal, “FOR” the TCF compensation proposal and “FOR” the TCF adjournment proposal. See “The Merger—Recommendation of the TCF Board of Directors and Reasons for the Merger” beginning on page 69.

Opinion of Chemical’s Financial Advisor (page 76)

In connection with the merger, Chemical’s financial advisor, Keefe, Bruyette & Woods, Inc., which we refer to as KBW, delivered a written opinion, dated January 27, 2019, to the Chemical board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Chemical of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this joint proxy statement/ prospectus. The summary of the KBW opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Chemical’s shareholders are urged to read the opinion in its entirety. The opinion was for the information of, and was directed to, the Chemical board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Chemical to engage in the merger or enter into the merger agreement or constitute a recommendation to the Chemical board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Chemical common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

For more information, see the section entitled “The Merger—Opinion of Chemical’s Financial Advisor” beginning on page 76 of this joint proxy statement/prospectus and the copy of the KBW opinion included in this joint proxy statement/prospectus as Annex B.

Opinion of TCF’s Financial Advisor (page 86)

At the meeting of the TCF board of directors on January 27, 2019, TCF’s financial advisor, J.P. Morgan Securities LLC, which we refer to as J.P. Morgan, rendered its oral opinion to the TCF board of directors, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of TCF’s common stock.

The J.P. Morgan written opinion, dated January 27, 2019, is sometimes referred to herein as the J.P. Morgan opinion. The full text of the J.P. Morgan opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the J.P. Morgan opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. TCF’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the TCF board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of TCF or as to the underlying decision by TCF to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of TCF as to how such shareholder should vote with respect to the proposed merger or any other matter.

For more information, see the section entitled “The Merger—Opinion of TCF’s Financial Advisor” beginning on page 86 of this joint proxy statement/prospectus and the copy of the J.P. Morgan opinion included in this joint proxy statement/prospectus as Annex C.

Chemical Special Meeting of Shareholders (page 40)

The special meeting of Chemical shareholders will be held on [●], 2019, at [●] local time, at [●]. At the Chemical special meeting, Chemical shareholders will be asked to approve the Chemical merger proposal, the Chemical articles amendment proposal, the Chemical compensation proposal and the Chemical adjournment proposal.

The Chemical board of directors has fixed the close of business on [●], 2019 as the record date for determining the holders of Chemical common stock entitled to receive notice of, and to vote at, the Chemical special meeting. As of the Chemical record date, there were [●] shares of Chemical common stock outstanding and entitled to vote at the Chemical special meeting held by [●] holders of record.

The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of Chemical common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the Chemical special meeting.

Each share of Chemical common stock entitles the holder thereof to one vote on each proposal to be considered at the Chemical special meeting. As of the record date, directors and executive officers of Chemical and their affiliates owned and were entitled to vote [●] shares of Chemical common stock, representing approximately [●]% of the shares of Chemical common stock issued and outstanding on that date. Chemical currently expects that its directors and executive officers will vote their shares in favor of the Chemical merger proposal, the Chemical articles amendment proposal, the Chemical compensation proposal and the Chemical adjournment proposal, although none of them has entered into any agreements obligating them to do so. As of the record date, TCF did not beneficially hold any shares of Chemical common stock.

TCF Special Meeting of Shareholders (page 48)

The special meeting of TCF shareholders will be held on [●], 2019, at [●] local time, at [●]. At the TCF special meeting, TCF shareholders will be asked to approve the TCF merger proposal, the TCF compensation proposal and the TCF adjournment proposal.

The TCF board of directors has fixed the close of business on [●], 2019 as the record date for determining the holders of TCF common stock entitled to receive notice of, and to vote at, the TCF special meeting. As of the TCF record date, there were [●] shares of TCF common stock outstanding and entitled to vote at the TCF special meeting held by [●] holders of record.

The presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of TCF common stock entitled to vote is necessary in order to constitute a quorum for purposes of the matters being voted on at the TCF special meeting.

Each share of TCF common stock entitles the holder thereof to one vote on each proposal to be considered at the TCF special meeting. As of the TCF record date, directors and executive officers of TCF and their affiliates owned and were entitled to vote [●] shares of TCF common stock, representing approximately [●]% of the shares of TCF common stock issued and outstanding on that date. TCF currently expects that its directors and executive officers will vote their shares in favor of the TCF merger proposal, the TCF compensation proposal and the TCF adjournment proposal, although none of them has entered into any agreements obligating them to do so. As of the record date, Chemical did not beneficially hold any shares of TCF common stock.

Interests of Chemical Directors and Executive Officers in the Merger (page 94)

In considering the recommendation of the Chemical board of directors with respect to the merger, Chemical shareholders should be aware that certain of Chemical’s directors and executive officers have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other shareholders of Chemical generally. The Chemical board of directors was aware of and considered these interests during its deliberations of the merits of the merger and in determining to recommend to Chemical shareholders that they vote for the Chemical merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger.

These interests include, among others:

•	In connection with the merger, performance-based restricted stock units held by Chemical executive officers for which performance results have not been measured will be measured as of the latest practicable date before the closing of the merger and the number of performance-based restricted stock units will be fixed at the greater of the target (100%) performance level or actual performance and such awards will continue to vest based on the executive’s continued service through the end of the applicable performance period;

•

If a Chemical executive officer experiences a qualifying termination without cause by Chemical, or if the executive terminates his or her employment for good reason following the merger, such executive’s unvested stock options and time-vesting restricted stock units will fully vest and all performance-based restricted stock units will fully vest at the greater of the target (100%) performance level or actual performance, measured as of the latest practicable date before the closing of the merger;

•

If Dennis Klaeser, Thomas Shafer or J. Brennan Ryan are terminated without cause, or if Mr. Klaeser or Mr. Ryan terminates his employment for good reason, each within six months before or two years following the merger, he will receive a lump sum cash severance payment and certain other benefits, and if Mr. Shafer experiences a good reason event within two years following the merger, he will receive a lump sum retention bonus but will not be entitled to a cash severance payment if he is later terminated without cause following the merger;

•

If certain Chemical executive officers, other than the named executive officers, are terminated by Chemical without cause, or if the executive terminates his or her employment for good reason, each within six months before or two years following the merger, the executive will receive a lump sum cash severance payment and certain other benefits;

•

David Provost and Gary Torgow entered into retention agreements with Chemical that will become effective on the closing date of the merger, pursuant to which Mr. Provost will serve as Executive Vice Chair of the board of directors of the combined company and Chair of the board of directors of the combined bank, and Mr. Torgow will serve as the Executive Chair of the board of directors of the combined company;

•	Mr. Torgow, Mr. Provost and six other members of the Chemical board of directors, to be designated by Chemical, will serve on the board of directors of the combined company; and

•	Four executive officers from Chemical—Mr. Provost, Mr. Shafer, Mr. Klaeser and Sandra Kuohn—will serve on the board of directors of the combined bank.

For a more complete description of these interests, see “The Merger—Interests of Chemical Directors and Executive Officers in the Merger” beginning on page  94.

Interests of TCF Directors and Executive Officers in the Merger (page 100)

In considering the recommendation of the TCF board of directors with respect to the merger, TCF shareholders should be aware that certain of TCF’s directors and executive officers have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other TCF shareholders generally. The TCF board of directors was aware of and considered these interests during its deliberations of the merits of the merger and in determining to recommend to TCF shareholders that they vote to approve the TCF merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger.

These interests include, among others:

•

TCF equity awards, including those held by directors and executive officers, will convert, as of the effective time of the merger, into equity awards of Chemical of approximately equivalent value and subject to the same terms and conditions (taking into account any vesting upon the occurrence of the effective time that is applicable to the TCF equity awards granted to TCF’s non-employee directors and the calculation and fixing of performance-based awards described in the bullet below), which will vest in full upon a covered termination of employment within two years following the effective time of the merger;

•

TCF equity awards that are subject to performance-based vesting, including those held by executive officers, will be calculated and fixed as of the effective time and converted into service-based vesting awards with the applicable vesting date to be the last day of the original performance period, assuming achievement of applicable performance conditions at the greater of target and actual performance through the last practicable date prior to the effective time of the merger;

•	Certain of TCF’s executive officers are entitled to severance benefits under change in control severance agreements in the event of a qualifying termination following the effective time of the merger;

•	Craig Dahl has entered into an amended employment agreement with TCF that governs the terms of his employment following the effective time of the merger;

•	TCF’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement;

•	Mr. Dahl, Vance Opperman and six other members of the TCF board of directors to be designated by TCF will serve on the board of directors of the combined company; and

•	Six executive officers from TCF—Mr. Dahl, Michael Jones, William Henak, James Costa, Thomas Butterfield, Brian Maass and Patricia Jones—will serve on the board of directors of the combined bank.

For a more complete description of these interests, see “The Merger—Interests of TCF Directors and Executive Officers in the Merger” beginning on page 100.

Governance Matters (page 120)

Board of Directors of Chemical

Upon completion of the merger, the board of directors of the combined company will be comprised of 16 directors, with eight directors designated by each of Chemical and TCF. For a period of 36 months following the effective time of the merger, there will be eight “Legacy Chemical Directors,” which are the directors initially designated by Chemical (two of whom will be Gary Torgow and David Provost); and eight “Legacy TCF Directors,” which are the directors initially designated by TCF (two of whom will be Craig Dahl and Vance Opperman).

Executive Management of Chemical

At the effective time of the merger, Mr. Torgow will continue to serve as Chair of the combined company and the board of directors, Mr. Provost will become and serve as Vice Chair of the combined company and the board of directors, Mr. Dahl will become and serve as Chief Executive Officer and President of the combined company and Mr. Opperman will become and serve as Lead Director of the board of directors. For the 36-month period following the effective time of the merger, any removal of, termination of employment of, amendment or modification to any employment or similar agreement adversely affecting, or modification to any duties, authority or reporting relationships set forth in the bylaws of any of the persons set forth in the preceding sentence, will require the affirmative vote of at least 75% of the entire board of directors.

Executive Management of TCF Bank

The combined company, in its capacity as sole shareholder of TCF Bank, will cause TCF Bank to appoint Mr. Provost as Chairman of TCF Bank and Mr. Dahl as Chief Executive Officer of TCF Bank. For the 36-month period following the effective time of the merger, the combined company will cause TCF Bank not to remove, terminate the employment of, appoint a replacement for, or amend or modify any employment or similar agreement in a way adversely affecting either of Messrs. Provost or Dahl with regard to the foregoing capacities except with the affirmative vote of 75% of the entire board of directors. For the 36-month period following the effective time of the merger, the combined company may not exercise its authority to modify, amend or repeal any of the provisions of the bylaws of TCF Bank relating to the duties, authority or reporting relationships of the Chairman or the Chief Executive Officer of TCF Bank without the affirmative vote of at least 75% of the entire board of directors.

For a more complete description of certain governance provisions, see “The Merger Agreement—Corporate Governance” beginning on page 120.

Regulatory Approvals Required for the Merger (page 108)

Subject to the terms of the merger agreement, both Chemical and TCF have agreed to use their reasonable best efforts to obtain as promptly as reasonably practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, including the merger and the bank merger, and comply with the terms and conditions of such approvals. These approvals include approvals from the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, in connection with the merger, and the Office of the Comptroller of the Currency, which we refer to as the OCC, in connection with the bank merger. Notifications and/or applications requesting approval for the transactions contemplated by the merger agreement may also be submitted to other federal and state regulatory authorities and self-regulatory organizations. Chemical, TCF and/or their respective subsidiaries filed notices and applications to obtain the necessary regulatory approvals on March 15, 2019. The completion of the merger is also subject to the expiration of certain waiting periods and other requirements. Although neither Chemical nor TCF knows of any reason why it would not be able to obtain the necessary regulatory approvals to complete the merger and bank merger, as applicable, in a timely manner, neither Chemical nor TCF can be certain when or if it will obtain such approvals or, if obtained, whether such approvals will contain terms, conditions or restrictions not currently contemplated that will restrain, prevent or delay the closing of the merger or contain any condition or restriction that would reasonably be expected to have a material adverse effect on Chemical and its subsidiaries, taken as a whole, after giving effect to the merger (measured on a scale relative to TCF and its subsidiaries, taken as a whole after giving effect to the merger), which we refer to as a materially burdensome regulatory condition. For more information regarding the regulatory approvals to which completion of the merger and bank merger are subject, see “Regulatory Approvals Required for the Merger” beginning on page 108.

Conditions to the Merger (page 125)

The obligations of Chemical and TCF to complete the merger are each subject to the satisfaction (or waiver, if permitted) of the following conditions:

•	the approval of each of the Chemical merger proposal and the Chemical articles amendment proposal by the requisite vote of the Chemical shareholders;

•	the approval of the TCF merger proposal by the requisite vote of the TCF common shareholders;

•	the authorization for listing on NASDAQ of the shares of Chemical common stock and depositary shares related to the Chemical Series C preferred stock to be issued in the merger;

•

the receipt of all required regulatory approvals which are necessary to consummate the merger and the bank merger and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition;

•

the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose;

•

the absence of any order, injunction, decree or other legal restraint preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement or making the consummation of the merger illegal;

•	the absence of any statute, rule or regulation enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

•	subject to certain exceptions, the accuracy of the representations and warranties of the other party, generally subject to a material adverse effect qualification;

•	the prior performance in all material respects by the other party of the obligations required to be performed by it at or before the closing date of the merger; and

•	receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Neither TCF nor Chemical can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. For more information see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 125.

Agreement Not to Solicit Other Offers (page 124)

Under the terms of the merger agreement, each of Chemical and TCF has agreed not to initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other definitive transaction agreement (other than a confidentiality agreement described in this paragraph) relating to, any acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances, in response to an unsolicited bona fide written acquisition proposal which, in the good faith judgment of the Chemical board of directors or TCF board of directors, as applicable, after receiving the advice of its outside counsel and financial advisors, is or would reasonably be likely to result in a proposal which is superior to the merger, Chemical or TCF, as applicable, may furnish nonpublic information or data regarding Chemical or TCF, as applicable, and participate in discussions or negotiations with such third party to the extent that the Chemical board of directors or TCF board of directors, as applicable, determines in good faith (after receiving the advice of its outside counsel and financial advisors) that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable law, provided, further, that prior to providing any such nonpublic information or data, Chemical or TCF, as applicable, will have entered into a confidentiality agreement with such third party on terms, in all material respects, no less favorable to it than the confidentiality agreement between Chemical and TCF and which shall not provide such third party with any exclusive right to negotiate with Chemical or TCF, as applicable.

Termination; Termination Fee (page 126)

The merger agreement may be terminated at any time by Chemical or TCF before the effective time of the merger, whether before or after approval or adoption of the merger agreement by the Chemical shareholders or TCF shareholders, as applicable, under the following circumstances:

•	by mutual written consent of Chemical and TCF;

•

by either Chemical or TCF, if a required regulatory approval is denied by final, non-appealable action, or if a governmental entity has issued a final, non-appealable order permanently enjoining or otherwise prohibiting or making illegal the closing of the merger or the bank merger, unless the failure to obtain a required regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement;

•

by either Chemical or TCF, if the merger has not closed on or before January 27, 2020, which we refer to as the termination date, unless the failure to close by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement; provided, that if on the termination date all other closing conditions are satisfied other than receipt of required regulatory approvals, then the termination date may be extended for a period of three months at the option of either Chemical or TCF;

•

by either Chemical or TCF, if there is a breach by the other party of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) contained in the merger agreement that would, individually or in the aggregate with other breaches by such party (or failures of such representations or warranties to be true), result in the failure of a closing condition, unless the breach (or failure to be true) is cured within 45 days following written notice of such breach (or failure to be true), or such fewer days as remain prior to the termination date; provided that the terminating party is not then in material breach of the merger agreement;

•

by TCF before the approval of the Chemical merger proposal and the Chemical articles amendment proposal by the Chemical shareholders, if (a) the Chemical board of directors (i) fails to recommend in this joint proxy statement/prospectus that the Chemical shareholders approve the Chemical merger proposal or withdraws, modifies or qualifies such recommendation in a manner adverse to TCF or publicly discloses that it has resolved to do so or fails to recommend against acceptance of a tender offer or exchange offer constituting an acquisition proposal within ten business days after the beginning of such tender or exchange or (ii) recommends or endorses an acquisition proposal or fails to issue a press release announcing opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced or (b) Chemical breaches its obligation to call a shareholder meeting and recommend to its shareholders, in accordance with the terms of the merger agreement, the approval of the Chemical merger proposal and Chemical articles amendment proposal or to refrain from soliciting alternative acquisition proposals in any material respect; or

•

by Chemical prior to the approval of the TCF merger proposal by the TCF shareholders, if (a) the TCF board of directors (i) fails to recommend in this joint proxy statement/prospectus that the TCF shareholders approve the TCF merger proposal, or withdraws, modifies or qualifies such recommendation in a manner adverse to Chemical, or publicly discloses that it has resolved to do so or fails to recommend against acceptance of a tender offer or exchange offer constituting an acquisition proposal within ten business days after the beginning of such tender or exchange offer or (ii) recommends or endorses an acquisition proposal or fails to issue a press release announcing opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced or (b) TCF breaches its obligation to call a shareholder meeting and recommend to its shareholders, in accordance with the terms of the merger agreement, the adoption of the merger agreement or to refrain from soliciting alternative acquisition proposals in any material respect.

TCF or Chemical may be required to pay a termination fee of $134.0 million to the other party, upon termination of the merger agreement under certain circumstances. For more information, see “The Merger Agreement—Termination; Termination Fee” beginning on page 126.

Amendment, Waiver and Extension of the Merger Agreement (page 129)

Chemical and TCF may jointly amend the merger agreement, and each of Chemical and TCF may waive its right to require the other party to comply with particular provisions of the merger agreement. However, Chemical and TCF may not amend the merger agreement or waive their respective rights after the Chemical shareholders have approved the Chemical merger proposal or the TCF shareholders have approved the TCF merger proposal if the amendment or waiver would legally require further approval by the Chemical shareholders or the TCF shareholders, as applicable, without first obtaining such further approval.

For more information, see “The Merger Agreement—Amendment, Waiver and Extension of the Merger Agreement” beginning on page 129.

No Appraisal or Dissenter Rights (page 156)

TCF shareholders are not entitled to appraisal rights under the DGCL in connection with the merger. Chemical shareholders are not entitled to appraisal or dissenters’ rights under the MBCA in connection with the merger. For more information, see “No Appraisal or Dissenter Rights” beginning on page 156.

Comparison of Rights of TCF Shareholders and Chemical Shareholders (page 144)

Following the merger, the rights of TCF shareholders who become Chemical shareholders in the merger will no longer be governed by the laws of the State of Delaware, TCF’s amended and restated certificate of incorporation, which we refer to as the TCF charter, and TCF’s amended and restated bylaws, which we refer to as the TCF bylaws, and instead will be governed by the laws of the State of Michigan, as well as by Chemical’s articles of incorporation and bylaws, each as amended in accordance with the merger agreement. For more information, see “Comparison of Rights of TCF Shareholders and Chemical Shareholders” beginning on page 144.

Risk Factors (page 31)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 31.

Accounting Treatment of the Merger (page 111)

The merger will be accounted for as a reverse acquisition using the acquisition method of accounting, with Chemical treated as the legal acquirer and TCF treated as the accounting acquirer for financial reporting purposes.

Material U.S. Federal Income Tax Consequences of the Merger (page 130)

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of Chemical and TCF to complete the merger that each receives a legal opinion to that effect. Therefore, for U.S. federal income tax purposes, as a result of the merger, a U.S. holder of shares of TCF common stock generally will not recognize gain or loss with respect to Chemical common stock received in the merger, but will recognize gain or loss with respect to any cash received in lieu of fractional shares of Chemical common stock. A holder of TCF Series C preferred stock that exchanges its TCF Series C preferred stock for Chemical Series C preferred stock generally will not recognize gain or loss on the receipt of Chemical Series C preferred stock.

For more information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 130.

The Parties (page 54)

Chemical Financial Corporation

333 W. Fort Street, Suite 1800

Detroit, Michigan

(800) 867-9757

Chemical Financial Corporation is a financial holding company headquartered in Detroit, Michigan, that was incorporated in the State of Michigan in August 1973. Chemical relocated its headquarters from Midland, Michigan to Detroit, Michigan effective July 25, 2018, and is the largest banking company headquartered in Michigan. Chemical’s common stock is listed on NASDAQ under the symbol “CHFC.” As of December 31, 2018, Chemical had total consolidated assets of $21.5 billion, total loans of $15.3 billion, total deposits of $15.6 billion and total shareholders’ equity of $2.8 billion. Chemical operates through a single subsidiary bank, Chemical Bank. As of December 31, 2018, Chemical Bank had 212 banking offices located in Michigan, Ohio and northern Indiana.

More information about Chemical is available by visiting the “Investor Information” tab of its website at www.chemicalbank.com. Information contained on Chemical’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. For a complete description of Chemical’s business, financial condition, results of operations and other important information, please refer to Chemical’s filings with the SEC that are incorporated by reference in this document, including its Annual Report on Form 10-K for the year ended December 31, 2018. For instructions on how to find copies of these documents, see “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.

TCF Financial Corporation

200 Lake Street East, Mail Code EXO-01-G

Wayzata, Minnesota 55391-1693

(952) 745-2760

TCF Financial Corporation is a national bank holding company, headquartered in Wayzata, Minnesota. Through its wholly-owned subsidiary TCF National Bank, TCF operated 314 bank branches in Illinois, Minnesota, Michigan, Colorado, Wisconsin, Arizona and South Dakota at December 31, 2018. TCF provides a full range of consumer-facing and commercial services, including consumer banking services in 47 states, commercial banking services in 42 states, commercial leasing and equipment financing in all 50 states and, to a limited extent, in foreign countries and commercial inventory financing in all 50 states and Canada and, to a limited extent, in other foreign countries.

More information about TCF is available by visiting the “About TCF” tab of its website at www.tcfbank.com. Information contained on TCF’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. For a complete description of TCF’s business, financial condition, results of operations and other important information, please refer to TCF’s filings with the SEC that are incorporated by reference in this document, including its Annual Report on Form 10-K for the year ended December 31, 2018. For instructions on how to find copies of these documents, see “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA FOR CHEMICAL

The following tables set forth a summary of selected historical consolidated financial information of Chemical as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014. The summary selected balance sheet data as of December 31, 2018 and 2017 and the summary selected income statement data for the years ended December 31, 2018, 2017 and 2016 was derived from Chemical’s audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2018, incorporated by reference in this joint proxy statement/prospectus. The summary selected balance sheet data as of December 31, 2016, 2015 and 2014 and the summary selected income statement data for the years ended December 31, 2015 and 2014 were derived from Chemical’s audited consolidated financial statements for each respective year that are not included in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. You should read this information in conjunction with Chemical’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163.

	As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2016	2015	2014
Income Statement
Interest income	$775,996	$632,135	$410,379	$291,789	$227,261
Interest expense	143,663	74,557	29,298	17,781	14,710

Net interest income	632,333	557,578	381,081	274,008	212,551
Provision for loan losses	30,750	23,300	14,875	6,500	6,100
Noninterest income	148,536	144,019	122,350	80,216	63,095
Operating expenses	424,198	421,994	338,418	223,894	179,925

Income before income taxes	325,921	256,303	150,138	123,830	89,621
Income tax expense	41,901	106,780	42,106	37,000	27,500

Net income	$284,020	$149,523	$108,032	$86,830	$62,121

Per Common Share Data
Net Income
Basic	$3.98	$2.11	$2.21	$2.41	$1.98
Diluted	3.94	2.08	2.17	2.39	1.97
Cash dividends declared and paid	1.24	1.10	1.06	1.00	0.94
Book value at end of period	39.69	37.48	36.57	26.62	24.32
Tangible book value per share (non-GAAP)(1)	23.54	21.21	20.20	18.73	18.57
Balance Sheet Data
Total assets	$21,498,341	$19,280,873	$17,355,179	$9,188,797	$7,322,143
Investment securities	3,645,931	2,640,639	1,858,391	1,063,702	1,065,277
Loans, net of deferred fees and costs	15,269,779	14,155,267	12,990,779	7,271,147	5,688,230
Deposits	15,593,282	13,642,803	12,873,122	7,456,767	6,078,971
Liabilities	18,662,081	16,612,124	14,773,653	8,172,823	6,525,010
Shareholders’ equity	2,836,260	2,668,749	2,581,526	1,015,974	797,133
Tangible shareholders’ equity (non-GAAP)(1)	1,682,383	1,510,011	1,425,998	714,901	606,419

	As of and for the years ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2016	2015	2014
Performance Ratios
Net interest margin	3.48%	3.40%	3.51%	3.49%	3.49%
Net interest margin (fully taxable equivalent)(1)	3.53%	3.48%	3.60%	3.58%	3.59%
Return on average assets	1.41%	0.81%	0.90%	1.02%	0.96%
Return on average shareholders’ equity	10.40%	5.70%	7.00%	9.40%	8.20%
Return on average tangible shareholders’ equity (Non-GAAP)(1)	17.90%	10.20%	11.20%	12.90%	10.40%
Efficiency ratio (GAAP)	54.30%	60.10%	67.20%	63.20%	65.30%
Efficiency ratio-adjusted (non-GAAP)(1)	51.50%	51.90%	54.40%	58.70%	60.90%
Dividend payout ratio	31.50%	52.90%	48.80%	41.80%	47.70%
Consolidated Capital Ratios
Shareholders’ equity as a percentage of total assets	13.20%	13.80%	14.90%	11.10%	10.90%
Common equity tier 1 capital(2)	10.70%	10.20%	10.70%	10.60%	N/A
Tier 1 leverage ratio(2)	8.70%	8.30%	9.00%	8.60%	9.30%
Tier 1 risk-based capital ratio(2)	10.70%	10.20%	10.70%	10.70%	11.10%
Total risk-based capital ratio(2)	11.50%	11.00%	11.50%	11.80%	12.40%
Asset Quality
Net loan charge-offs as a percentage of average loans	0.09%	0.07%	0.11%	0.13%	0.19%
Allowance for originated loan losses as a percentage of total originated loans	0.93%	0.94%	1.05%	1.26%	1.51%
Allowance for originated loan losses as a percentage of nonaccrual loans	128.20%	145.60%	176.50%	117.80%	148.50%
Nonaccrual loans as a percentage of total loans	0.56%	0.45%	0.34%	0.86%	0.89%
Nonperforming assets as a percentage of total assets	0.43%	0.37%	0.35%	0.79%	0.89%

(1)

Denotes a non-GAAP Financial Measure. See section entitled “GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures” in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018 for a reconciliation of non-GAAP measures to the most directly comparable GAAP financial measure.

(2)

The years ended December 31, 2018, 2017, 2016 and 2015 are under BASEL III framework and the year ended December 31, 2014 is under the Basel I framework. The Common Equity Tier 1 (CET1) capital ratio is a new ratio introduced under the Basel III framework.

SELECTED HISTORICAL FINANCIAL DATA FOR TCF

The following tables set forth a summary of selected historical consolidated financial information of TCF as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014. The summary selected balance sheet data as of December 31, 2018 and 2017 and the summary selected income statement data for the years ended December 31, 2018, 2017 and 2016 was derived from TCF’s audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2018, incorporated by reference in this joint proxy statement/prospectus. The summary selected balance sheet data as of December 31, 2016, 2015 and 2014 and the summary selected income statement data for the years ended December 31, 2015 and 2014 were derived from TCF’s audited consolidated financial statements for each respective year that are not included in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. You should read this information in conjunction with TCF’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163.

	At or For the Year Ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2016	2015	2014
Consolidated Income:
Net interest income	$992,007	$925,238	$848,106	$820,388	$815,629
Non-interest income	470,885	448,299	465,900	441,998	433,267

Total revenue	1,462,892	1,373,537	1,314,006	1,262,386	1,248,896
Provision for credit losses	46,768	68,443	65,874	52,944	95,737
Non-interest expense	1,014,400	1,059,934	909,887	894,747	871,777

Income before income tax expense (benefit)	401,724	245,160	338,245	314,695	281,382
Income tax expense (benefit)	86,096	(33,624)	116,528	108,872	99,766
Income attributable to non-controlling interest	11,270	10,147	9,593	8,700	7,429

Net income attributable to TCF Financial Corporation	304,358	268,637	212,124	197,123	174,187
Preferred stock dividends	11,588	19,904	19,388	19,388	19,388
Impact of preferred stock redemption	3,481	5,779	—	—	—

Net income available to common shareholders	$289,289	$242,954	$192,736	$177,735	$154,799
Earnings per common share:
Basic	$1.75	$1.44	$1.15	$1.07	$0.95
Diluted	1.74	1.44	1.15	1.07	0.94
Dividends declared	0.60	0.30	0.30	0.225	0.20
Consolidated Financial Condition:
Loans and leases	$19,072,311	$19,104,460	$17,843,827	$17,435,999	$16,401,646
Total assets	23,699,612	23,002,159	21,441,326	20,689,609	19,393,656
Deposits	18,903,686	18,335,002	17,242,522	16,719,989	15,449,882
Borrowings	1,449,472	1,249,449	1,077,572	1,039,938	1,235,535
Total equity	2,556,260	2,680,584	2,444,645	2,306,917	2,135,364
Book value per common share	14.45	13.96	12.66	11.94	11.10
Tangible book value per common share(1)	13.38	12.92	11.33	10.59	9.72

	At or For the Year Ended December 31,
(Dollars in thousands, except per share data)	2018	2017	2016	2015	2014
Financial Ratios:
Return on average assets	1.37%	1.26%	1.05%	1.03%	0.96%
Return on average common equity	12.42	10.80	9.13	9.19	8.71
Adjusted return on average common equity(1)	13.51	10.80	9.13	9.19	8.71
Return on average tangible common equity(1)	13.56	15.73	10.29	10.48	10.08
Adjusted return on average tangible common equity(1)	14.74	15.73	10.29	10.48	10.08
Net interest margin(2)	4.63	4.54	4.34	4.42	4.61
Common equity to assets	9.99	10.42	10.09	9.80	9.58
Dividend payout ratio	34.48	20.83	26.09	21.03	21.28
Efficiency ratio	69.34	77.17	69.25	70.88	69.80
Adjusted efficiency ratio(1)	67.15	77.17	69.25	70.88	69.80
Credit Quality Ratios:
Non-accrual loans and leases as a percentage of total loans and leases	0.56%	0.62%	1.02%	1.15%	1.32%
Non-performing assets as a percentage of total loans and leases and other real estate owned	0.65	0.72	1.28	1.43	1.71
Allowance for loan and lease losses as a percentage of total loans and leases	0.83	0.90	0.90	0.90	1.00
Net charge-offs as a percentage of average loans and leases	0.29	0.24	0.26	0.30	0.49

(1)

See “Item 7. Management’s Discussion and Analysis - Consolidated Financial Condition Analysis - Non-GAAP Financial Measures” in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018 for a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

(2)	Net interest income on a fully tax-equivalent basis divided by average interest-earning assets.

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

The following table shows summary unaudited pro forma combined condensed consolidated financial information about the financial condition and results of operations after giving effect to the merger and other pro forma adjustments. The information below should be read in conjunction with “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 133.

In thousands
Year Ended December 31, 2018
Statement of Income
Net interest income	$1,650,284
Provision for credit losses	77,518
Noninterest income	619,421
Operating expenses	1,463,963

Income before income tax expense	728,224
Income tax expense	128,118

Income after income tax expense	600,106
Income attributable to non-controlling interest	11,270
Preferred stock dividends and impact of preferred stock redemption	15,069

Net income available to common shareholders	$573,767

As of December 31, 2018
Statement of Financial Condition
Investment securities	$6,351,075
Net loans and leases	33,799,677
Total assets	45,237,741
Deposits	34,463,933
Borrowings	4,057,618
Total shareholders’ equity	5,318,199

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

The following table shows information about earnings per share, dividends paid per share and tangible book value per share, on a historical basis and on a pro forma combined and pro forma equivalent per share basis. The information below should be read in conjunction with “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 133.

Comparative Per Share Data	Chemical Historical	TCF Historical	Pro Forma Combined (1)(2)	Equivalent Pro Forma Per Share of TCF (3)
Year ended December 31, 2018:
Basic earnings	$3.98	$1.75	$3.75	$1.91
Diluted earnings	3.94	1.74	3.73	1.90
Cash dividends paid	1.24	0.60	1.24	0.63
Tangible book value (period end)	23.54	13.38	22.98	11.68

(1)

The pro forma combined earnings per share amounts were calculated by totaling the historical earnings of Chemical and TCF, adjusted for purchase accounting entries and other capital actions, and dividing the resulting amount by the average pro forma shares of Chemical and TCF, giving effect to the merger as if it had occurred as of the beginning of the period presented, excluding any merger transaction costs. The pro forma combined tangible book value amount, however, does include the impact of estimated contractually obligated merger costs due upon completion of the merger. The average pro forma shares of Chemical and TCF reflect historical basic and diluted shares, plus historical basic and diluted average shares of TCF, as adjusted based on the fixed exchange ratio of 0.5081 shares of Chemical common stock for each share of TCF common stock. The number of shares to be issued is subject to adjustment in certain limited circumstances.

(2)	Pro forma combined cash dividends paid represents Chemical’s historical amounts only.
(3)

The equivalent pro forma per share amounts of TCF were calculated by multiplying the pro forma combined amounts by the fixed exchange ratio of 0.5081 shares of Chemical common stock for each share of TCF common stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low sales prices, as well as the dividend declared, per share of Chemical common stock, which trades on the NASDAQ under the symbol “CHFC,” and per share of TCF common stock, which trades on the NYSE under the symbol “TCF.”

	Chemical Common Stock			TCF Common Stock
	High	Low	Dividend	High	Low	Dividend
2015
First Quarter	$31.56	$28.16	$0.24	$16.31	$13.78	$0.075
Second Quarter	34.27	29.73	0.24	17.29	14.93	0.075
Third Quarter	34.49	30.09	0.26	17.07	14.35	0.075
Fourth Quarter	37.26	30.98	0.26	15.94	13.78	0.075

2016
First Quarter	$36.45	$29.40	$0.26	$13.97	$10.37	$0.075
Second Quarter	40.14	34.29	0.26	14.48	11.62	0.075
Third Quarter	47.62	35.73	0.27	14.78	11.72	0.075
Fourth Quarter	55.55	40.93	0.27	19.97	13.73	0.075

2017
First Quarter	$54.98	$47.52	$0.27	$20.03	$15.33	$0.075
Second Quarter	51.52	44.22	0.27	17.47	14.89	0.075
Third Quarter	46.42	43.61	0.28	17.20	14.58	0.075
Fourth Quarter	58.17	50.39	0.28	21.29	16.71	0.075

2018
First Quarter	$59.83	$52.40	$0.28	$23.80	$20.41	$0.15
Second Quarter	59.46	52.98	0.28	27.34	21.99	0.15
Third Quarter	59.10	53.34	0.34	26.55	23.57	0.15
Fourth Quarter	54.47	34.62	0.34	24.82	18.17	0.15

On January 25, 2019, the last trading day before the public announcement of the signing of the merger agreement, the closing sale price per share of Chemical common stock on the NASDAQ was $42.47 and the closing sale price per share of TCF common stock on the NYSE was $21.58. On [●], 2019, the latest practicable trading date before the date of this joint proxy statement/prospectus, the last sale price per share of Chemical common stock on the NASDAQ was $[●] and the last sale price per share of TCF common stock on the NYSE was $[●].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements regarding Chemical’s and TCF’s outlook or expectations with respect to the merger, including the expected costs to be incurred and cost savings to be realized in connection with the merger, the expected impact of the merger on the combined company’s future financial performance (including anticipated accretion to earnings per share), the assumed purchase accounting adjustments, other key transaction assumptions, the timing of the closing of the merger and consequences of the integration of the businesses and operations of Chemical and TCF. Words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time, are difficult to predict and are generally beyond the control of either company. Forward-looking statements speak only as of the date they are made and Chemical and TCF assume no duty to update forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Chemical’s and TCF’s reports filed with the SEC and those identified elsewhere in this joint proxy statement/prospectus (including the “Risk Factors” beginning on page 31), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•

the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);

•	the failure of either Chemical or TCF to obtain the requisite shareholder approvals, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

the possibility that the anticipated benefits of the merger, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business or as a result of other unexpected factors or events;

•	the impact of purchase accounting with respect to the merger, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger;

•	the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated;

•

the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF’s existing businesses;

•	challenges retaining or hiring key personnel;

•	business disruptions resulting from or following the merger;

•	delay in closing the merger and the bank merger;

•	the outcome of pending or threatened litigation or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger;

•	increased capital requirements, other regulatory requirements or enhanced regulatory supervision;

•	the inability to sustain revenue and earnings growth;

•	the inability to efficiently manage operating expenses;

•	changes in interest rates and capital markets;

•	changes in asset quality and credit risk;

•	adverse changes in economic conditions;

•	capital management activities;

•	changes in Chemical’s stock price before closing, including as a result of the financial performance of TCF or Chemical prior to closing;

•	customer acceptance of Chemical’s and TCF’s products and services;

•	customer borrowing, repayment, investment and deposit practices;

•	the impact, extent and timing of technological changes;

•

changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act, otherwise referred to as the Dodd-Frank Act, and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection and insurance and the ability to comply with such changes in a timely manner;

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board;

•	changes in accounting principles, policies, practices or guidelines;

•	the potential impact of announcement or consummation of the merger on relationships with third parties, including customers, vendors, employees and competitors;

•	failure to attract new customers and retain existing customers in the manner anticipated;

•	any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan or other systems;

•	natural disasters, war or terrorist activities; and

•	other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional factors that could cause Chemical’s and TCF’s results to differ materially from those described in the forward-looking statements can be found in Chemical’s and TCF’s filings with the SEC, including Chemical’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and TCF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this joint proxy statement/prospectus. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163.

Risks Related to the Merger

Because the exchange ratio is fixed and the market price of Chemical common stock will fluctuate, TCF shareholders cannot be certain of the market value of the merger consideration they will receive.

Upon completion of the merger, each outstanding share of TCF common stock, except for treasury stock or shares owned by TCF or Chemical (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive 0.5081 shares of Chemical common stock. This exchange ratio is fixed in the merger agreement. The market value of the merger consideration will vary from the closing price of Chemical common stock on the date Chemical and TCF announced the merger, on the date that this joint proxy statement/prospectus is mailed to Chemical shareholders and TCF shareholders, on the date of the Chemical special meeting and the date of the TCF special meeting, and on the date the merger is completed. Any change in the market price of Chemical common stock prior to the completion of the merger will affect the market value of the merger consideration that TCF shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Chemical common stock or TCF common stock.

Changes in the market price of Chemical common stock and TCF common stock may result from a variety of factors, including, but not limited to, changes in sentiment in the market regarding Chemical’s and TCF’s operations or business prospects, including market sentiment regarding Chemical’s and/or TCF’s entry into the merger agreement. These risks may also be affected by:

•	operating results that vary from the expectations of Chemical’s and/or TCF’s management or of securities analysts and investors;

•	developments in Chemical’s and/or TCF’s business or in the financial services sector generally;

•	regulatory or legislative changes affecting the banking industry generally or Chemical’s and/or TCF’s business and operations;

•	operating and securities price performance of companies that investors consider to be comparable to Chemical and/or TCF;

•	changes in estimates or recommendations by securities analysts or rating agencies;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by Chemical, TCF or their competitors; and

•	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Many of these factors are outside the control of Chemical and TCF. Accordingly, at the time of the Chemical special meeting and the TCF special meeting, Chemical shareholders and TCF shareholders will not know the precise market value of the merger consideration that TCF shareholders will receive upon completion of the merger. You should obtain current market quotations for both Chemical common stock and TCF common stock.

Chemical shareholders and TCF shareholders will each have reduced ownership and voting interest in and will exercise less influence over management of the combined company.

Chemical shareholders currently have the right to vote in the election of the Chemical board of directors and on other matters affecting Chemical, and TCF common shareholders currently have the right to vote in the election of the TCF board of directors and on other matters affecting TCF. When the merger occurs, each TCF shareholder will become a shareholder of Chemical, and each TCF shareholder and Chemical shareholder will have a percentage ownership in the combined company that is much smaller than the shareholder’s percentage ownership of either TCF or Chemical individually. Based on the number of shares of Chemical common stock and TCF common stock outstanding at the close of business on the record date, [•], 2019, and based on the number of shares of Chemical common stock expected to be issued in the merger, the former holders of TCF common stock as a group will receive shares in the merger constituting approximately [●]% of the outstanding shares of Chemical common stock immediately after the merger. As a result, current shareholders of Chemical as a group will own approximately [•]% of the outstanding shares of Chemical common stock immediately after the merger. Because of this, each TCF shareholder and Chemical shareholder will have less influence on the management and policies of the combined company than each now has on the management and policies of TCF or Chemical individually.

The market price of the Chemical common stock after the merger may be affected by factors different from those currently affecting the prices of Chemical common stock and TCF common stock.

The businesses of Chemical and TCF differ, and accordingly, the results of operations of the combined company and the market price of the shares of the Chemical common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of Chemical and TCF. For a discussion of the businesses of Chemical and TCF and of certain factors to consider in connection with those businesses, see “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the merger agreement can be completed, various approvals must be obtained from the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, and the Office of the Comptroller of the Currency, which we refer to as the OCC. In deciding whether to grant these approvals, the relevant governmental entities will consider a variety of factors, including the regulatory standing of each of the parties and the effect of the merger on competition, and the factors described in the section of this joint proxy statement/prospectus entitled “Regulatory Approvals Required for the Merger” beginning on page 108. An adverse development in either party’s regulatory standing or other factors could result in an inability to obtain one or more of the required regulatory approvals or delay receipt of required approvals. The Federal Reserve Board has stated that if material weaknesses are identified by examiners before a banking organization applies to engage in expansionary activity, the Federal Reserve Board will expect the banking organization to resolve all such weaknesses before applying for such expansionary activity. The Federal Reserve Board has also stated that if issues arise during the processing of an application for expansionary activity, it will expect the applicant banking organization to withdraw its application pending resolution of any supervisory concerns. It is possible that other regulatory agencies, such as the OCC, could adopt similar expectations for applicants. Accordingly, if there is an adverse development in either party’s regulatory standing, Chemical may be required to withdraw its application for approval of the proposed merger and, if possible, resubmit it after the applicable supervisory concerns have been resolved. Similarly, in such an event, TCF Bank may also be required to withdraw its application for approval of the proposed bank merger, and, if possible, resubmit such application after the applicable supervisory concerns have been resolved.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

Chemical and TCF believe that the proposed transactions should not raise significant regulatory concerns and that Chemical and TCF will be able to obtain all requisite regulatory approvals in a timely manner. However, the processing time for obtaining regulatory approvals for mergers of banks and bank holding companies, particularly for larger institutions, has increased since the financial crisis. Specifically, the Dodd-Frank Act requires bank regulators to consider financial stability concerns when evaluating a proposed transaction. In addition, despite the parties’ commitments to use their reasonable best efforts to comply with conditions imposed by regulators, under the terms of the merger agreement, neither Chemical nor TCF will be required, and neither party will be permitted without the prior written consent of the other party, to take actions or agree to conditions that would reasonably be expected to have a material adverse effect on Chemical and its subsidiaries, taken as a whole, after giving effect to the merger (measured on a scale relative to TCF and its subsidiaries, taken as a whole). See “Regulatory Approvals Required for the Merger” beginning on page 108.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) the approval of the Chemical merger proposal and the Chemical articles amendment proposal, by the requisite vote of the Chemical shareholders; (ii) the approval of the TCF merger proposal, by the requisite vote of the TCF shareholders; (iii) authorization for listing on the NASDAQ of the shares of Chemical common stock and depositary shares representing 1/1000th interest in a share of Chemical Series C preferred stock to be issued in the merger; (iv) the receipt of all required regulatory approvals which are necessary to close the merger and the bank merger and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition; (v) the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose; (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger illegal; (vii) subject to certain exceptions, the accuracy of the representations and warranties of the other party, generally subject to a material adverse effect qualification; (viii) the prior performance in all material respects by the other party of the obligations required to be performed by it at or prior to the closing date of the merger; and (ix) receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code.

These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after shareholder approval, or Chemical or TCF may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination; Termination Fee” beginning on page 126.

Failure to complete the merger could negatively impact Chemical and TCF.

If the merger is not completed for any reason, including as a result of Chemical shareholders failing to approve either the Chemical merger proposal or the Chemical articles amendment proposal or TCF shareholders failing to approve the TCF merger proposal, the ongoing businesses of Chemical and TCF may be adversely affected, and, without realizing any of the benefits of having completed the merger, Chemical and TCF will be subject to a number of risks, including the following:

•	each company may be required, under certain circumstances, to pay the other party a termination fee of $134.0 million under the merger agreement;

•	each company will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•

the merger agreement places certain restrictions on the conduct of each company’s business prior to completion of the merger, the waiver of which is subject to the consent of the other company, which may adversely affect each company’s ability to execute certain of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by Chemical and TCF management, which could otherwise have been devoted to other opportunities that may have been beneficial to Chemical and TCF, as applicable, as independent companies.

In addition, if the merger is not completed, Chemical and/or TCF may experience negative reactions from the financial markets and from their respective customers and employees. For example, Chemical and TCF businesses may be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. The market price of Chemical or TCF common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. Chemical and/or TCF also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against Chemical or TCF to perform their respective obligations under the merger agreement. If the merger is not completed, Chemical and TCF cannot assure their respective shareholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of Chemical and/or TCF.

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their customer relationships, skills or management expertise. Competition for qualified personnel can be intense.

Current and prospective employees of Chemical and TCF may experience uncertainty about their future roles with Chemical and TCF until strategies with regard to these employees are announced or executed, which may impair Chemical’s and TCF’s ability to attract, retain and motivate key management, commercial lenders, specialty lenders and other personnel prior to and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of Chemical and TCF may experience uncertainty about their future roles with the combined company. If Chemical and TCF are unable to retain personnel, including Chemical’s and TCF’s key management, who are critical to the successful integration and future operations of the companies, Chemical and TCF could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

At the effective time, certain of Chemical’s and TCF’s executive officers are entitled to receive severance benefits upon a qualifying termination of employment following the completion of the merger. Accordingly, each of these executive officers could potentially terminate his or her employment following specified circumstances set forth in their applicable employment, change in control agreement or similar agreement, including certain changes in such executive’s duties or responsibilities (except with respect to certain contemplated changes in connection with the merger for Mr. Torgow, Mr. Dahl and Mr. Provost), compensation or office location, and become entitled to receive severance. See the section entitled “The Merger—Interests of Chemical Directors and Executive Officers in the Merger” beginning on page 94 and the section entitled “The Merger—Interests of TCF Directors and Executive Officers in the Merger” beginning on page 100 for a further discussion of some of these issues.

If key employees of Chemical or TCF depart, the integration of the companies may be more difficult and the combined company’s business following the merger may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Chemical or TCF, and the combined company’s ability to realize the anticipated benefits of the merger may be adversely affected.

Chemical and TCF will be subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

Uncertainty about the effect of the merger on customers may have an adverse effect on Chemical and/or TCF. These uncertainties could cause customers and others that deal with Chemical and/or TCF to seek to change existing business relationships with Chemical and/or TCF. In addition, subject to certain exceptions, Chemical and TCF have each agreed to operate its business in the ordinary course prior to the closing date of the merger and each party is also restricted from making certain acquisitions and taking other specified actions without the consent of the other party until the merger occurs. These restrictions may prevent TCF and/or Chemical from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” beginning on page 117.

The directors and executive officers of Chemical and TCF have interests and arrangements that may be different from, or in addition to, those of Chemical shareholders or TCF shareholders generally.

When considering the recommendations of the boards of directors of Chemical and TCF, as applicable, with respect to the proposals described in this joint proxy statement/prospectus, you should be aware that the directors and executive officers of Chemical and TCF may have interest in the merger, which are different from, or in addition to, the interests of Chemical shareholders and TCF shareholders generally. These interests include, among others, the continued employment of certain executive officers of Chemical and TCF by the combined company, the continued service of certain directors of Chemical and TCF as directors of the combined company, severance arrangements, other compensation and benefits arrangements and the right to continued indemnification of former TCF directors and officers by the combined company. The Chemical board of directors was aware of these interests and considered these interests, among other matters, when making its decision to adopt the merger agreement and authorize the merger and approve the Chemical articles amendment and in recommending that the Chemical shareholders vote in favor of the Chemical merger proposal and the Chemical articles amendment proposal. See “The Merger—Interests of Chemical Directors and Executive Officers in the Merger” beginning on page 94. Likewise, the TCF board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement and authorize the merger and in recommending that the TCF shareholders vote in favor of the TCF merger proposal. See “The Merger—Interests of TCF Directors and Executive Officers in the Merger” beginning on page 100.

The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with either Chemical or TCF.

The merger agreement contains provisions that restrict each of Chemical’s and TCF’s ability to, among other things, initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by each respective board of directors, engage in any negotiations concerning, or provide any confidential information relating to, any alternative acquisition proposals. These provisions, which include a $134.0 million termination fee payable under certain circumstances, might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of TCF or Chemical from considering or proposing that acquisition even, in the case of TCF, if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire TCF or Chemical than it might otherwise have proposed to pay because of Chemical’s and TCF’s, as applicable, obligation, in connection with termination of the merger agreement under certain circumstances, to pay the other party a $134.0 million termination fee. In addition, the merger agreement requires that each of Chemical and TCF submit the merger proposal to a vote of its respective shareholders, even if the respective board of directors changes its recommendation in favor of the merger proposal in a manner adverse to the other party. For more information, see “The Merger Agreement—Agreement Not to Solicit Other Offers,” “The Merger Agreement—Termination; Termination Fee” and “The Merger Agreement—Chemical Shareholder Meeting and TCF Shareholder Meeting and Recommendations of Their Respective Boards of Directors” beginning on pages 124, 126 and 123, respectively.

The opinions of Chemical’s and TCF’s financial advisors delivered to the parties’ respective boards of directors prior to the signing of the merger agreement will not reflect changes in circumstances occurring after the date of such opinions.

Each of the opinions of Chemical’s and TCF’s financial advisors was delivered on, and dated, January 27, 2019. Changes in the operations and prospects of Chemical or TCF, general market and economic conditions and other factors that may be beyond the control of Chemical or TCF may significantly alter the value of Chemical or TCF or the prices of the Chemical common stock or TCF common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. See “The Merger—Opinion of Chemical’s Financial Advisor” beginning on page 76 and “The Merger—Opinion of TCF’s Financial Advisor” beginning on page 86.

TCF shareholders will become shareholders of a Michigan corporation and will have their rights as shareholders governed by Chemical’s organizational documents and Michigan law.

As a result of the completion of the merger, TCF shareholders will become shareholders of Chemical, and their rights as shareholders of Chemical will be governed by Chemical’s organizational documents and the Michigan Business Corporation Act, which we refer to as the MBCA. As a result, there will be differences between the rights currently enjoyed by TCF shareholders and the rights they expect to have as shareholders of the combined company. See “Comparison of Rights of TCF Shareholders and Chemical Shareholders” beginning on page 144.

Chemical and TCF will incur transaction and integration costs in connection with the merger.

Chemical and TCF have incurred and expect to incur significant, non-recurring costs in connection with negotiating the merger agreement and closing the merger. In addition, the combined company will incur integration costs following the completion of the merger as Chemical and TCF integrate the businesses of the two companies, including facilities and systems consolidation costs and employment-related costs. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Chemical and TCF may also incur additional costs to maintain employee morale and to retain key employees. Chemical and TCF will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the merger. Some of these costs are payable regardless of whether the merger is completed. See “The Merger Agreement—Expenses and Fees” beginning on page 129.

Lawsuits challenging the merger may be filed against TCF and Chemical, and an adverse judgment in any such lawsuit or any future similar lawsuits may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Shareholders of TCF and/or shareholders of Chemical may file lawsuits against TCF, Chemical and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing of the merger is that no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition that prevents the closing of the merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting TCF or Chemical defendants from completing the merger on the agreed upon terms, then such injunction may prevent the merger from becoming effective or from becoming effective within the expected timeframe and could result in significant costs to TCF and/or Chemical, including any cost associated with the indemnification of directors and officers. If a lawsuit is filed, the defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, results of operations and cash flow.

Neither Chemical shareholders nor TCF shareholders will have dissenters’ or appraisal rights in the merger.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the MBCA and DGCL, a Chemical shareholder or TCF shareholder, respectively, may not dissent from a merger as to shares that are listed on a national securities exchange at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to vote upon the agreement of merger or consolidation. Notwithstanding the foregoing, appraisal rights are available if shareholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c).

Pursuant to the MBCA, holders of Chemical common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Chemical common stock because Chemical common stock is listed on the NASDAQ, a national securities exchange, and is expected to continue to be so listed on the record date. Pursuant to the DGCL, holders of TCF common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of TCF common stock because TCF common stock is listed on the NYSE, a national securities exchange, and is expected to continue to be so listed on the record date, and because holders of TCF common stock will receive shares of Chemical common stock in the merger, which is expected to be listed on NASDAQ upon the effective time of the merger.

Risks Relating to the Combined Company

The failure to successfully combine the businesses of Chemical and TCF may adversely affect the combined company’s future results.

The success of the merger will depend, in part, on the ability of the combined company to realize anticipated benefits from combining the businesses of Chemical and TCF. To realize these anticipated benefits, the businesses of Chemical and TCF must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The failure to integrate successfully the businesses and operations of Chemical and TCF in the expected time frame may adversely affect the combined company’s future results.

Chemical and TCF have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Chemical employees or key TCF employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Chemical and TCF in order to realize the anticipated benefits of the merger so the combined company performs as expected:

•	combining the companies’ operations and corporate functions;

•

combining the businesses of Chemical and TCF in a manner that permits the combined company to achieve the cost savings and revenue synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	integrating personnel from the two companies;

•	integrating the companies’ technologies;

•	identifying and eliminating redundant functions;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies and priorities;

•	managing the movement of certain positions to different locations;

•	coordinating a geographically dispersed organization;

•	integrating the branches of the combined company; and

•	limiting the outflow of deposits held by new customers and successfully retaining and managing interest-earning assets (i.e., loans) of the combined company.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Furthermore, the board of directors and executive leadership of the combined company will consist of former directors and executive officers from each of Chemical and TCF. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

Combining the businesses of Chemical and TCF may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the merger, which may adversely affect the combined company’s business results and negatively affect the value of the common stock of the combined company following the merger.

The success of the merger will depend on, among other things, the ability of Chemical and TCF to combine their businesses in a manner that facilitates growth opportunities and realizes cost savings. Chemical and TCF entered into the merger agreement because each believes that the merger and the other transactions contemplated by the merger agreement are fair to and in the best interests of its respective shareholders and that combining the businesses of Chemical and TCF will produce benefits and cost savings.

However, Chemical and TCF must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what Chemical and TCF expect and may take longer to achieve than anticipated. If Chemical and TCF are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

The unaudited pro forma combined condensed consolidated financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma financial information included in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Chemical and TCF currently believe are reasonable. For financial reporting purposes, TCF will be treated as the accounting acquirer, and Chemical will be treated as the accounting acquiree. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Chemical’s net assets. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Chemical, as the accounting acquiree, as of the date of the completion of the merger. In addition, following the completion of the merger, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. See “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 133.

Risks relating to Chemical’s and TCF’s respective businesses.

You should read and consider the risk factors specific to Chemical’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Chemical’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in other documents incorporated by reference into this joint proxy statement/prospectus. You should also read and consider risk factors specific to TCF’s business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in TCF’s Annual Report on Form 10-K for the fiscal year ended

December 31, 2018 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163 for the location of information incorporated by reference into this joint proxy statement/prospectus.

CHEMICAL SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place

The special meeting of Chemical shareholders will be held on [●], 2019, at [●] local time, at [●]. On or about [●], 2019, Chemical will commence mailing this joint proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the Chemical special meeting.

Purpose of Chemical Special Meeting

At the Chemical special meeting, Chemical shareholders will be asked to vote on the following:

•	a proposal to approve the merger agreement, which we refer to as the Chemical merger proposal;

•

a proposal to approve an amendment to Chemical’s articles of incorporation to (a) increase the number of authorized shares of Chemical common stock from 135 million to 220 million, and (b) change the name of Chemical to “TCF Financial Corporation,” effective only upon consummation of the merger, which we refer to as the Chemical articles amendment proposal;

•

a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the named executive officers of Chemical that is based on or otherwise relates to the merger, which we refer to as the Chemical compensation proposal; and

•

a proposal to adjourn the Chemical special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the Chemical merger proposal or Chemical articles amendment proposal, which we refer to as the Chemical adjournment proposal.

Completion of the merger is conditioned on approval of both the Chemical merger proposal and the Chemical articles amendment proposal, among other conditions.

Completion of the merger is not conditioned on the approval of the Chemical compensation proposal or the Chemical adjournment proposal.

Recommendation of the Chemical Board of Directors

The Chemical board of directors recommends that Chemical shareholders vote “FOR” the Chemical merger proposal, “FOR” the Chemical articles amendment proposal, “FOR” the Chemical compensation proposal and “FOR” the Chemical adjournment proposal. See “The Merger—Recommendation of the Chemical Board of Directors and Reasons for the Merger” beginning on page 66.

Chemical Record Date; Shareholders Entitled to Vote

The Chemical board of directors has fixed the close of business on [●], 2019 as the record date for determining the holders of Chemical common stock entitled to receive notice of, and to vote at, the Chemical special meeting. As of the Chemical record date, there were [●] shares of Chemical common stock outstanding and entitled to vote at the Chemical special meeting held by [●] holders of record.

Each share of Chemical common stock outstanding on the record date of the Chemical special meeting is entitled to one vote on each proposal and any other matter coming before the Chemical special meeting.

Voting by Chemical’s Directors and Executive Officers

At the close of business on the record date for the Chemical special meeting, Chemical directors and executive officers and their affiliates were entitled to vote [●] shares of Chemical common stock or approximately [●]% of the shares of Chemical common stock outstanding on that date. At the close of business on the record date for the Chemical special meeting, Chemical directors were entitled to vote [●] shares of Chemical common stock or approximately [●] % of the shares of Chemical common stock outstanding on that date. Chemical currently expects that its directors and executive officers will vote their shares in favor of the Chemical merger proposal, the Chemical articles amendment proposal, the Chemical compensation proposal and the Chemical adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Quorum and Adjournment

No business may be transacted at the Chemical special meeting unless a quorum is present. Shareholders who hold shares representing at least a majority of the shares entitled to vote at the Chemical special meeting must be present in person or by proxy to constitute a quorum. If a quorum is not present, the chairman of the special meeting may adjourn the meeting to solicit additional proxies. In addition, if fewer shares are voted than the number of shares required to obtain the necessary Chemical shareholder approvals, then the special meeting may be adjourned to allow additional time for obtaining additional proxies, if the approval of a majority of the votes cast at the special meeting on the Chemical adjournment proposal is obtained.

No notice of an adjourned meeting need be given if the time and place of the adjourned meeting are announced at the special meeting unless, after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting. At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

All shares of Chemical common stock represented at the Chemical special meeting, including shares that are represented but that vote to abstain, will be treated as present for purposes of determining the presence or absence of a quorum, but broker non-votes will not be counted for the purposes of determining whether a quorum exists.

Required Vote; Treatment of Abstentions and Failure to Vote

Chemical	merger proposal:

•

Standard: Approval of the Chemical merger proposal requires the affirmative vote of a majority of the issued and outstanding shares of Chemical common stock entitled to vote. Chemical shareholders must approve the Chemical merger proposal in order for the merger to occur. If Chemical shareholders fail to approve the Chemical merger proposal, the merger will not occur.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Chemical merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Chemical articles amendment proposal:

•

Standard: Approval of the Chemical articles amendment proposal requires the affirmative vote of a majority of the issued and outstanding shares of Chemical common stock entitled to vote. Chemical shareholders must approve the Chemical articles amendment proposal in order for the merger to occur. If Chemical shareholders fail to approve the Chemical articles amendment proposal, the merger will not occur.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Chemical articles amendment proposal, it will have the same effect as a vote “AGAINST” the proposal.

Chemical compensation proposal:

•

Standard: Assuming a quorum is present, approval of the Chemical compensation proposal requires the affirmative vote of a majority of the votes cast at the Chemical special meeting. This is an advisory vote, and therefore is not binding on Chemical or the Chemical board of directors or the Chemical compensation committee. If Chemical shareholders fail to approve the Chemical compensation proposal, but approve the Chemical merger proposal and the Chemical articles amendment proposal, the merger may nonetheless occur.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Chemical compensation proposal, you will be deemed not to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Chemical adjournment proposal:

•

Standard: Assuming a quorum is present, approval of the Chemical adjournment proposal requires the affirmative vote of a majority of the votes cast at the Chemical special meeting. If Chemical shareholders fail to approve the Chemical adjournment proposal, but approve the Chemical merger proposal and the Chemical articles amendment proposal, the merger may nonetheless occur.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card or fail to instruct your bank or broker how to vote with respect to the Chemical adjournment proposal, you will be deemed not to have cast a vote with respect to the proposal and it will have no effect on the proposal.

Voting on Proxies; Incomplete Proxies

If you were a record holder of Chemical common stock at the close of business on the record date of the Chemical special meeting, a proxy card is enclosed for your use. Chemical requests that you vote your shares as promptly as possible by (i) visiting the internet site listed on the Chemical proxy card, (ii) calling the toll-free number listed on the Chemical proxy card or (iii) submitting your Chemical proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of Chemical common stock represented by it will be voted at the Chemical special meeting or any adjournment or postponement of the meeting in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy is returned without an indication as to how the shares of Chemical common stock represented are to be voted with regard to a particular proposal, the Chemical common stock represented by the proxy will be voted in accordance with the recommendation of the Chemical board of directors and, therefore, “FOR” the Chemical merger proposal, “FOR” the Chemical articles amendment proposal, “FOR” the Chemical compensation proposal and “FOR” the Chemical adjournment proposal.

As of the date hereof, the Chemical board of directors has no knowledge of any business that will be presented for consideration at the Chemical special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Chemical’s Notice of

Special Meeting of Shareholders. If any other matter is properly presented at the Chemical special meeting for consideration, the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their discretion on such matter.

Your vote is important. If you were a record holder of Chemical common stock on the record date of the Chemical special meeting, please sign and return the enclosed proxy card, or vote via the internet or telephone, regardless of whether or not you plan to attend the Chemical special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 11:59 P.M., Eastern Time, on [●], 2019.

Shares Held in Street Name

If you hold shares of Chemical common stock through a stock brokerage account or a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Chemical or by voting in person at the Chemical special meeting unless you have a “legal proxy,” which you must obtain from your broker, bank or other nominee. Please also note that brokers, banks or other nominees who hold shares of Chemical common stock on behalf of their customers may not give a proxy to Chemical to vote those shares without specific instructions from their customers.

If you are a Chemical shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on any of the Chemical proposals.

Revocability of Proxies and Changes to a Chemical Shareholder’s Vote

A Chemical shareholder may revoke a proxy at any time before it is voted at the meeting by taking any of the following four actions:

•	timely delivering written notice of revocation to Chemical’s Corporate Secretary, William C. Collins, 235 East Main Street, Midland, Michigan 48640;

•	timely delivering a proxy card bearing a later date than the proxy that you wish to revoke;

•	timely casting a subsequent vote via telephone or the Internet, as described above; or

•	attending the meeting and voting in person.

Merely attending the meeting will not, by itself, revoke your proxy; you must cast a subsequent vote at the meeting using forms provided for that purpose. Your last valid vote that we receive before or at the special meeting is the vote that will be counted.

If you have instructed a broker, bank or other nominee to vote your shares of Chemical common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Solicitation of Proxies

Chemical is soliciting proxies for the Chemical special meeting from its shareholders. In accordance with the merger agreement, Chemical will pay its own costs of soliciting proxies from its shareholders, including the cost of mailing this joint proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by Chemical’s officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication.

Chemical will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of Chemical common stock. Chemical may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

To help assure the presence in person or by proxy of the largest number of shareholders possible, Chemical has engaged D.F. King & Co., a proxy solicitation firm, which we refer to as “D.F. King,” to solicit proxies on Chemical’s behalf. Chemical has agreed to pay D.F. King a proxy solicitation fee of approximately $13,500 plus certain expenses.

Attending the Chemical Special Meeting

Only Chemical shareholders, their duly appointed proxies and invited guests may attend the meeting. All attendees must present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are shareholders of record, beneficial owners, or proxy holders.

A Chemical shareholder who holds shares directly registered in such shareholder’s name with Chemical’s transfer agent, Computershare, and who wishes to attend the special meeting in person should bring government-issued photo identification.

A shareholder who holds shares in “street name” through a broker, bank, trustee or other nominee, such shareholder referred to in this joint proxy statement/prospectus as a beneficial owner, and who wishes to attend the special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of Chemical common stock and who wishes to attend the special meeting in person must bring the validly executed proxy naming such person as the proxy holder, signed by the Chemical shareholder, and proof of the signing shareholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the special meeting may prevent shareholders from being admitted to the Chemical special meeting.

CHEMICAL PROPOSALS

Chemical Proposal 1 – Approval of the Merger Agreement

At the Chemical special meeting, the Chemical shareholders will be asked to approve the merger agreement. Holders of Chemical common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. Approval of this proposal is a condition to the closing of the merger.

After careful consideration, the Chemical board of directors unanimously adopted the merger agreement, authorized and approved the merger and the transactions contemplated by the merger agreement and determined the merger agreement and the merger to be advisable and in the best interests of Chemical and its shareholders.

The Chemical board of directors unanimously recommends that Chemical shareholders vote “FOR” the Chemical merger proposal.

Chemical Proposal 2 – Approval of the Amendment to Chemical’s Articles of Incorporation

At the Chemical special meeting, Chemical shareholders will be asked to approve a proposal to amend Chemical’s articles of incorporation to:

•	increase the number of authorized shares of Chemical common stock from 135,000,000 to 220,000,000; and

•	change the name of Chemical to “TCF Financial Corporation,” effective only upon consummation of the merger.

A copy of the proposed amendment to Chemical’s articles of incorporation is attached to this joint proxy statement/prospectus as Exhibit 2 to Annex A. Approval of this proposal is a condition to the closing of the merger.

As of the Chemical record date, Chemical had [●] shares of Chemical common stock issued and outstanding and [●] shares of common stock reserved for issuance to directors and employees under various equity compensation plans, with the remaining [●] shares being authorized, unissued and unreserved shares available for other corporate purposes. In connection with the merger, Chemical expects to issue approximately [●] million shares of Chemical common stock to TCF common shareholders. In addition, upon completion of the merger, Chemical would reserve for issuance approximately [●] million additional shares of Chemical common stock to cover, among other things, stock options, restricted stock, and other share-based awards assumed under the TCF equity plans.

Without this approval, Chemical has determined that it will not have a sufficient number of authorized shares to complete the merger. Based on current estimates, if the proposal is approved, Chemical will have approximately [●] million authorized but unissued shares of common stock available after completion of the merger. The Chemical board of directors considers the proposed increase in the number of authorized shares desirable because it will enable Chemical to complete the merger and it will provide greater flexibility in the capital structure of the combined company, following the merger, by allowing it to raise capital that may be necessary to further develop its business, to fund potential acquisitions, to have shares available for use in connection with equity plans, and to pursue other corporate purposes that may be identified by the Chemical board of directors in the future.

Each share of common stock authorized for issuance has the same rights as, and is identical in all respects with, each other share of common stock. The newly authorized shares of common stock will not affect the rights, such as voting and liquidation rights, of the shares of Chemical common stock currently outstanding. Under the Chemical articles of incorporation, Chemical’s shareholders do not have pre-emptive rights. Therefore, should the Chemical board of directors elect to issue additional shares of common stock, existing common shareholders would not have any preferential rights to purchase those shares, and such issuance could have a dilutive effect on earnings per share, book value per share, and the voting power and shareholdings of current shareholders, depending on the particular circumstances in which the additional shares of common stock are issued. Other than in connection with the merger and pursuant to the Chemical equity compensation plans, Chemical does not have any current plans to issue shares of common stock at this time.

In addition, under the merger agreement, Chemical will change its name to TCF Financial Corporation upon completion of the merger.

The amendment to the Chemical articles of incorporation will become effective at the effective time of the merger. However, at any time prior to the effectiveness of the filing of the articles amendment with the Michigan Department of Licensing and Regulatory Affairs, the Chemical board of directors may abandon the articles amendment without further action of the Chemical shareholders, notwithstanding prior authorization of the Chemical articles amendment proposal by the Chemical shareholders.

The foregoing description of the amendment to the Chemical articles of incorporation does not purport to be complete and is qualified in its entirety by reference to the full text of the amendment, which is attached to this joint proxy statement/prospectus as Exhibit 2 to Annex A.

The Chemical board of directors unanimously recommends that Chemical shareholders vote “FOR” the Chemical articles amendment proposal.

Chemical Proposal 3 – Chemical Compensation Proposal

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Chemical seek a nonbinding advisory vote from its shareholders to approve the “golden parachute” compensation that its named executive officers will receive in connection with the merger discussed in “The Merger—Interests of Chemical Directors and Executive Officers in the Merger” and “The Merger—Merger-Related Compensation for Chemical’s Named Executive Officers” beginning on page 98. As required by these provisions, Chemical is asking the Chemical shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Chemical’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Merger-Related Compensation for Chemical’s Named Executive Officers,” are hereby APPROVED.”

The vote with respect to this proposal is an advisory vote and will not be binding on Chemical, TCF or the combined company. Therefore, regardless of whether Chemical shareholders approve this proposal, if the Chemical merger proposal is approved by Chemical shareholders and the Chemical articles amendment proposal is approved by Chemical shareholders and the merger is completed, the “golden parachute” compensation may still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation agreements and arrangements. Approval of this proposal is not a condition to the closing of the merger.

The Chemical board of directors unanimously recommends that Chemical shareholders vote “FOR” approval of the Chemical compensation proposal.

Chemical Proposal 4 – Chemical Adjournment Proposal

The Chemical special meeting may be adjourned to another time or place if there are insufficient votes represented at the Chemical special meeting to constitute a quorum necessary to conduct business at the Chemical special meeting or if there are insufficient votes necessary to obtain the approval of Proposals 1 and 2, above.

Chemical requests that its shareholders authorize the holder of any proxy solicited by the Chemical board of directors on a discretionary basis to vote in favor of adjourning the Chemical special meeting to another time or place, if determined necessary or appropriate by Chemical, to solicit additional proxies (including the solicitation of proxies from Chemical shareholders who have previously voted). Approval of this proposal is not a condition to the closing of the merger.

The Chemical board of directors unanimously recommends that Chemical shareholders vote “FOR” approval of the Chemical adjournment proposal.

TCF SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place

The special meeting of TCF shareholders will be held on [●] at [●] local time, at [●]. On or about [●], 2019, TCF commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the TCF special meeting.

Purpose of the TCF Special Meeting

At the TCF special meeting, TCF shareholders will be asked to vote on the following:

•	a proposal to adopt the merger agreement, which we refer to as the TCF merger proposal;

•

a proposal to approve, on an non-binding advisory basis, certain compensation that may be paid or become payable to the named executive officers of TCF that is based on or otherwise relates to the merger, which we refer to as the TCF compensation proposal; and

•

a proposal to approve of the adjournment of the TCF special meeting to a later date or dates, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the TCF merger proposal, which we refer to as the TCF adjournment proposal.

Completion of the merger is conditioned on approval of the TCF merger proposal, among other conditions.

Completion of the merger is not conditioned on the approval of the TCF compensation proposal or the TCF adjournment proposal.

Recommendation of the TCF Board of Directors

The TCF board of directors unanimously recommends that TCF shareholders vote “ FOR ” the TCF merger proposal, “ FOR ” the TCF compensation proposal and “ FOR ” the TCF adjournment proposal. See “The Merger—Recommendation of the TCF Board of Directors and Reasons for the Merger” beginning on page 69.

TCF Record Date and Quorum

The TCF board of directors has fixed the close of business on [●], 2019 as the record date for determining the holders of TCF common stock entitled to receive notice of, and to vote at, the TCF special meeting. As of the TCF record date, there were [●] shares of TCF common stock outstanding and entitled to vote at the TCF special meeting held by [●] holders of record.

To transact business at the TCF special meeting, the presence, in person or represented by proxy, of at least a majority of the total number of outstanding shares of TCF common stock entitled to vote at the TCF special meeting is necessary in order to constitute a quorum for purposes of the matters being voted on at the TCF special meeting. Abstentions will be treated as present at the TCF special meeting for purposes of determining the presence or absence of a quorum, but broker non-votes will not be counted for the purposes of determining whether a quorum exists. In the event that a quorum is not present at the TCF special meeting, the holders of a majority of the voting shares represented at the TCF special meeting, in person or by proxy, may adjourn the meeting from time to time to another time and/or place until a quorum is so present or represented.

TCF Voting Rights

Each share of TCF common stock entitles the holder thereof to one vote on each proposal to be considered at the TCF special meeting.

Required Vote

Approval of the TCF merger proposal requires the affirmative vote of a majority of the outstanding shares of TCF common stock entitled to vote thereon. Assuming a quorum is present, approval of the TCF compensation proposal and TCF adjournment proposal requires the affirmative vote of a majority of shares of TCF common stock represented at the TCF special meeting, in person or by proxy, that are entitled to vote.

Voting by TCF’s Directors and Executive Officers

As of the TCF record date, directors and executive officers of TCF and their affiliates owned and were entitled to vote [●] shares of TCF common stock, representing approximately [●]% of the shares of TCF common stock outstanding on that date. TCF currently expects that its directors and executive officers will vote their shares in favor of the TCF merger proposal, the TCF compensation proposal and the TCF adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Treatment of Abstentions; Failure to Vote

For purposes of the TCF special meeting, an abstention occurs when a TCF shareholder attends the TCF special meeting, either in person or by proxy, but abstains from voting or marks abstain on such shareholder’s proxy card.

•	For the TCF merger proposal, an abstention or failure to vote, either in person or by proxy, at the TCF special meeting will have the same effect as a vote “AGAINST” such proposal.

•

For the TCF compensation proposal and the TCF adjournment proposal, failure to vote, either in person or by proxy, at the TCF special meeting will have will have no effect on the proposal. For each of these proposals, abstentions are deemed present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” such proposal.

Voting on Proxies; Incomplete Proxies

Giving a proxy means that a TCF shareholder authorizes the persons named in the enclosed proxy card to vote its shares of TCF common stock at the TCF special meeting in the manner such shareholder directs. A TCF shareholder may vote by proxy or in person at the TCF special meeting. If you hold your shares of TCF common stock in your name as a shareholder of record, to submit a proxy, you, as a TCF shareholder, may use one of the following methods:

•	By mail: Mark, sign and date your proxy card and return it in the postage paid envelope we have provided or return it to [●].

•

By telephone: Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on [●], 2019. Have your proxy card available when you call and then follow the instructions.

•

Via the Internet: Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on [●], 2019. Have your proxy card available when you access the website [●] and follow the instructions to obtain your records and to create an electronic voting instruction form.

When the accompanying proxy is returned properly executed prior to the TCF special meeting, the shares of TCF common stock represented by it will be voted at the TCF special meeting in accordance with the instructions contained on the proxy card. If any proxy is returned without indication as to how to vote, the shares of TCF common stock represented by the proxy will be voted as recommended by the TCF board of directors.

If a TCF shareholder’s shares of TCF common stock are held in “street name” by a broker, bank or other nominee, the TCF shareholder should check the voting form used by that firm to determine whether it may vote by telephone or via the Internet.

Your vote is very important, regardless of the number of shares of TCF common stock you own. Accordingly, each TCF shareholder should complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope, or vote via the Internet or by telephone as soon as possible, whether or not you plan to attend the TCF special meeting in person.

Shares Held in Street Name

If you are a TCF shareholder and your shares of TCF common stock are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee’s ability to vote your shares of TCF common stock for you is governed by the rules of the NYSE. Without your specific instruction, a broker, bank or other nominee may only vote your shares of TCF common stock on routine proposals. As such, your broker, bank or other nominee will submit a proxy card on your behalf as to routine proposals but leave your shares of TCF common stock unvoted on non-routine proposals—this is known as a “broker non-vote.” The TCF merger proposal, the TCF compensation proposal and the TCF adjournment proposal are regarded as non-routine matters and your broker, bank or other nominee will not vote on these matters without instructions from you. Therefore, if you are a TCF shareholder holding your shares of TCF common stock in “street name” and you do not instruct your broker, bank or other nominee on how to vote, your shares of TCF common stock will have the same effect as a vote “AGAINST” the TCF merger proposal and will have no effect on the TCF compensation proposal or the TCF adjournment proposal.

Revocability of Proxies and Changes to a TCF Shareholder’s Vote

If you are the owner of record of your shares and have submitted your proxy and would like to revoke it, you may do so before your shares of TCF common stock are voted at the TCF special meeting by taking any of the following actions:

•

delivering a written notice bearing a date later than the date of your proxy to the secretary of TCF stating that you revoke your proxy, which notice must be received by TCF prior to the beginning the TCF special meeting;

•

completing, signing, dating and returning to the secretary of TCF a new proxy card relating to the same shares of TCF common stock and bearing a later date, which new proxy card must be received by TCF prior to the beginning of the TCF special meeting;

•	casting a new vote by telephone or via the Internet at any time before 11:59 p.m. Eastern Time on the day before the TCF special meeting; or

•	attending the TCF special meeting and voting in person, although attendance at the TCF special meeting will not, by itself, revoke a proxy.

If you choose to send a written notice of revocation or to mail a new proxy to TCF, you must submit your notice of revocation or your new proxy to TCF Financial Corporation, Attention: Corporate Secretary at TCF Financial Corporation, 200 Lake Street East, Mail Code EXO-01-G, Wayzata, MN 55391-1693, and it must be received at any time before the vote is taken at the TCF special meeting.

If you have instructed a broker, bank or other nominee to vote your shares of TCF common stock, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

TCF shareholders retain the right to revoke their proxies in the manner described above. Unless so revoked, the shares of TCF common stock represented by such proxies will be voted at the TCF special meeting and all adjournments or postponements thereof.

Solicitation of Proxies

The cost of solicitation of proxies for the TCF special meeting will be borne by TCF. TCF will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. TCF has retained Georgeson LLC to assist in the solicitation of proxies for a fee of approximately $12,500 plus related fees for any additional services and reasonable out-of-pocket expenses. In addition, TCF’s directors, officers and employees may also solicit proxies by mail, telephone, facsimile, electronic mail or in person, but no additional compensation will be paid to them.

Attending the TCF Special Meeting

All TCF shareholders of record as of the record date, or their duly appointed proxies, may attend the TCF special meeting. If you plan to attend the TCF special meeting, you must hold your shares of TCF common stock in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the TCF special meeting. TCF reserves the right to refuse admittance to anyone without proper proof of stock ownership or without proper photo identification.

If your shares of TCF common stock are held in “street name” by a bank, broker or other nominee and you wish to attend the TCF special meeting, please bring evidence of your beneficial ownership of your shares (e.g., a copy of a recent brokerage statement showing the shares) in addition to your valid photo identification. If you intend to vote in person at the TCF special meeting and you own your shares in “street name,” you also are required to bring to the TCF special meeting a legal proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee.

TCF PROPOSALS

TCF Proposal 1 – Adoption of the Merger Agreement

As discussed elsewhere in this joint proxy statement/prospectus, TCF shareholders will consider and vote on the TCF merger proposal. TCF shareholders must approve the TCF merger proposal in order for the merger to occur. If TCF shareholders fail to approve the TCF merger proposal, the merger will not occur.

Accordingly, TCF is asking TCF shareholders to vote to approve the TCF merger proposal, either by attending the TCF special meeting and voting in person or by submitting a proxy. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, you are urged to read the merger agreement in its entirety, which is attached as Annex A hereto.

The TCF board of directors unanimously recommends that TCF shareholders vote “FOR” the TCF merger proposal.

TCF Proposal 2 – TCF Compensation Proposal

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) of the Exchange Act, TCF is seeking non-binding, advisory shareholder approval of the compensation of TCF’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of TCF Directors and Executive Officers in the Merger” and “The Merger—Merger-Related Compensation for TCF’s Named Executive Officers” beginning on page 103. The proposal gives TCF’s shareholders the opportunity to express their views on the merger-related compensation of TCF’s named executive officers. Accordingly, TCF is requesting shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to TCF’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger— Merger-Related Compensation for TCF’s Named Executive Officers,” are hereby APPROVED on a non-binding, advisory basis.”

The vote on this proposal is a vote separate and apart from the vote of the TCF shareholders to approve the TCF merger proposal, and approval of this TCF compensation proposal is not a condition to completion of the merger. Accordingly, a holder of TCF common stock may vote against this TCF compensation proposal and vote to approve the TCF merger proposal or vice versa. The vote with respect to this TCF compensation proposal is advisory only and will not be binding on TCF or Chemical, regardless of whether the other proposals are approved. If the merger is completed, the merger-related compensation may be paid to TCF’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if TCF’s shareholders fail to approve the TCF compensation proposal.

The TCF board of directors unanimously recommends that TCF shareholders vote “FOR” the TCF compensation proposal.

TCF Proposal 3 – TCF Adjournment Proposal

The TCF special meeting may be adjourned to another time or place, if necessary or appropriate, to permit further solicitation of proxies in favor of the TCF merger proposal.

If, at the TCF special meeting, the number of shares of TCF common stock present in person or represented by proxy and voting in favor of the TCF merger proposal is insufficient to approve the TCF merger proposal, TCF may move to adjourn the TCF special meeting in order to enable the TCF board of directors to solicit additional proxies in favor of the TCF merger proposal.

In the TCF adjournment proposal, TCF is asking its shareholders to authorize the holder of any proxy solicited by the TCF board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the TCF special meeting to another time and/or place for the purpose of soliciting additional proxies. If the TCF shareholders approve the TCF adjournment proposal, TCF could adjourn the TCF special meeting and any adjourned session of the TCF special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from TCF shareholders who have previously voted. TCF does not intend to call a vote on adjournment of the special meeting to solicit additional proxies if the TCF merger proposal is adopted at the TCF special meeting.

The TCF board of directors unanimously recommends that TCF shareholders vote “FOR” the TCF adjournment proposal.

THE PARTIES

Chemical Financial Corporation

333 W. Fort Street, Suite 1800

Detroit, Michigan 48226

(800) 867-9757

Chemical Financial Corporation is a financial holding company headquartered in Detroit, Michigan, that was incorporated in the State of Michigan in August 1973. Chemical relocated our headquarters from Midland, Michigan to Detroit, Michigan effective July 25, 2018. Chemical is the largest banking company headquartered and operating branch offices in Michigan. Chemical’s common stock is listed on NASDAQ under the symbol “CHFC.” On June 30, 1974, Chemical acquired Chemical Bank and Trust Company pursuant to a reorganization in which the former shareholders of Chemical Bank and Trust Company became shareholders of Chemical. Chemical changed the name of Chemical Bank and Trust Company to Chemical Bank on December 31, 2005. As of December 31, 2018, Chemical had total consolidated assets of $21.5 billion, total loans of $15.3 billion, total deposits of $15.6 billion and total shareholders’ equity of $2.8 billion. Chemical operates through a single subsidiary bank, Chemical Bank. As of December 31, 2018, Chemical Bank had 212 banking offices located in Michigan, Ohio and northern Indiana.

Since Chemical’s acquisition of Chemical Bank and Trust Company, Chemical has acquired 25 community banks and 36 other branch bank offices through December 31, 2018. Chemical’s most recent transactions include the merger with Talmer Bancorp, Inc. during the third quarter of 2016, and the acquisitions of Lake Michigan Financial Corporation and Monarch Community Bancorp, Inc. during the second quarter of 2015.

Chemical’s business is concentrated in a single industry segment, commercial banking, which is conducted through our single commercial bank subsidiary, Chemical Bank. Chemical offers a full range of traditional banking and fiduciary products and services to residents and business customers in our geographical market areas. These products and services include business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, electronically accessed banking products, residential and commercial real estate financing, commercial lending, consumer financing, debit cards, safe deposit box services, money transfer services, automated teller machines, access to insurance and investment products, corporate and personal wealth management services, mortgage banking and other banking services.

More information about Chemical is available by visiting the “Investor Information” tab of its website at www.chemicalbank.com. Information contained on Chemical’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. For a complete description of Chemical’s business, financial condition, results of operations and other important information, please refer to Chemical’s filings with the SEC that are incorporated by reference in this document, including its Annual Report on Form 10-K for the year ended December 31, 2018. For instructions on how to find copies of these documents, see “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.

TCF Financial Corporation

200 Lake Street East, EXO-01-G

Wayzata, Minnesota 55391-1693

(952) 745-2760

TCF Financial Corporation is a national bank holding company, headquartered in Wayzata, Minnesota. Through its wholly-owned subsidiary TCF National Bank, TCF operated 314 bank branches in Illinois, Minnesota, Michigan, Colorado, Wisconsin, Arizona and South Dakota as of December 31, 2018. TCF provides a full range of consumer-facing and commercial services, including consumer banking services in 47 states, commercial banking services in 42 states, commercial leasing and equipment financing in all 50 states and, to a limited extent, in foreign countries and commercial inventory financing in all 50 states and Canada and, to a limited extent, in other foreign countries.

TCF was incorporated under the laws of the State of Delaware in 1987 and at December 31, 2018, had total assets of $23.7 billion, total deposits of $18.9 billion and over 5,500 employees.

More information about TCF is available by visiting the “About TCF” tab of its website at www.tcfbank.com. Information contained on TCF’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. For a complete description of TCF’s business, financial condition, results of operations and other important information, please refer to TCF’s filings with the SEC that are incorporated by reference in this document, including its Annual Report on Form 10-K for the year ended December 31, 2018. For instructions on how to find copies of these documents, see “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.

THE MERGER

The following is a discussion of the merger and the material terms of the merger agreement between Chemical and TCF. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This section is not intended to provide you with any factual information about Chemical or TCF. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Chemical and TCF make with the SEC. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163.

Terms of the Merger

On January 27, 2019, the Chemical board of directors and the TCF board of directors each unanimously approved the merger agreement and the transactions contemplated thereby including, in the case of the Chemical board of directors, the issuance of Chemical common stock and Chemical Series C preferred stock (and related depositary shares) in connection with the merger. Under the merger agreement, TCF will merge with and into Chemical, with Chemical as the surviving corporation. Immediately following the merger or at such later time as the parties may mutually agree, Chemical’s wholly-owned subsidiary, Chemical Bank, a Michigan banking corporation will merge with and into TCF’s wholly-owned subsidiary, TCF National Bank, a national banking association, with TCF National Bank as the surviving bank.

Merger Consideration

Each outstanding share of TCF common stock, except for shares of TCF common stock owned by TCF as treasury stock or shares of common stock owned by TCF or Chemical, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted (which will be cancelled), will be automatically converted into the merger consideration of 0.5081 shares of Chemical common stock.

In addition, each share of TCF’s outstanding 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, and each related depositary share, will be converted into the right to receive, without interest, one share of Chemical’s 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with equivalent rights and preferences, or one depositary share, respectively.

Treatment of TCF Equity Awards

At the effective time of the merger, each TCF equity award outstanding immediately prior to the effective time will be adjusted so that its holder will be entitled to receive a number of shares of Chemical common stock (i) equal to the product of (a) the number of shares of TCF common stock subject to such TCF equity award, as applicable, immediately prior to the effective time multiplied by (b) the exchange ratio and (ii) rounded, as applicable, to the nearest whole share, and shall otherwise remain subject to the same terms and conditions (including, without limitation, with respect to vesting conditions (taking into account any vesting upon the occurrence of the effective time that is applicable to the TCF equity awards granted to TCF’s non-employee directors) and cash dividend equivalent rights). All TCF equity awards held by an employee whose employment will continue with the combined company or its subsidiaries after the merger will vest in their entirety to the extent such employee’s employment is terminated by the surviving corporation without cause or by the employee for good reason prior to the second anniversary of the effective time of the merger. For any TCF equity awards that are subject to performance-based vesting, the number of shares of TCF common stock underlying such award will be calculated and fixed as of the effective time of the merger assuming achievement of the applicable performance conditions at the greater of target level performance and the actual level of achievement of such conditions based on TCF’s performance results through the latest practicable date prior to the effective time of the merger, and such awards will convert into service-based vesting awards with the applicable vesting date to be the last day of the original performance period. For purposes of TCF equity awards for which performance is achievable at a single level, the performance condition will be no longer relevant as of the effective time of the merger.

Conversion of Shares; Exchange and Payment Procedures

At or prior to the effective time of the merger, Chemical will deposit or cause to be deposited with an exchange agent designated by Chemical and reasonably acceptable to TCF, for the benefit of the holders of shares of TCF common stock, sufficient cash, shares of Chemical common stock, and shares of Chemical Series C preferred stock and related depositary shares to be exchanged in accordance with the merger agreement, including the merger consideration and payment of cash in lieu of fractional shares in the case of TCF common stock.

The conversion of TCF common stock into the right to receive the merger consideration and the conversion of TCF preferred stock and related depositary shares into the right to receive Chemical Series C preferred stock and related depositary shares will occur automatically at the effective time of the merger. As promptly as practicable after the effective time of the merger, the exchange agent (i) will exchange certificates or book entry shares representing shares of TCF common stock for merger consideration and (ii) will exchange certificates representing the shares of TCF preferred stock for shares of Chemical Series C preferred stock to be received in the merger pursuant to the terms of the merger agreement.

Letters of Transmittal

As promptly as practicable after the effective time of the merger, but in no event later than five business days thereafter, the exchange agent will mail to each holder of record of (i) TCF common stock immediately prior to the effective time of the merger that has been converted at the effective time of the merger into the right to receive the merger consideration and (ii) TCF Series C preferred stock immediately prior to the effective time of the merger that has been converted at the effective time of the merger into the right to receive Chemical Series C preferred stock, a letter of transmittal and instructions. The letter of transmittal and instructions to TCF common shareholders will explain how to surrender shares of TCF common stock in exchange for the merger consideration and cash in lieu of fractional shares such holder is entitled to receive under the merger agreement. Additionally, the letter of transmittal and instructions to TCF Series C preferred shareholders will explain how to surrender shares of TCF Series C preferred stock in exchange for Chemical Series C preferred stock. TCF shareholders who properly surrender their certificates or book entry shares to the exchange agent, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive for each share of TCF common stock, 0.5081 shares of Chemical common stock plus any cash payable in lieu of any fractional shares of Chemical common stock, and any dividends or distributions such holder has the right to receive pursuant to the merger agreement or will receive for each share of TCF Series C preferred stock, a share of Chemical Series C preferred stock, and any unpaid dividends or distributions on the Chemical Series C preferred stock. No interest will be paid or accrue on any merger consideration or cash in lieu of fractional shares.

After completion of the merger, there will be no further transfers on the stock transfer books of TCF of shares of TCF common stock or TCF Series C preferred stock that were issued and outstanding immediately prior to the effective time of the merger. If certificates representing shares of TCF common stock or book entry shares are presented for transfer after the effective time of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of TCF common stock represented by that certificate or book entry share have been converted. If certificates representing shares of TCF Series C preferred stock are presented for transfer after the effective time of the merger, they will be cancelled and exchanged for shares of Chemical Series C preferred stock into which the shares of TCF Series C preferred stock represented by that certificate have been converted.

Dividends and Distributions

No dividends or other distributions declared with respect to Chemical common stock or Chemical Series C preferred stock will be paid to the holder of any unsurrendered certificates or book entry shares of such capital stock until the holder surrenders such certificate or book entry share in accordance with the merger agreement. After the surrender of a certificate or book entry share in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Chemical common stock or Chemical Series C preferred stock, as applicable, that the shares of TCF common stock or TCF Series C preferred stock, as applicable, represented by such certificate or book entry share have been converted into the right to receive under the merger agreement.

Fractional Shares

Chemical will not issue any fractional shares of Chemical common stock in the merger. Instead, a TCF shareholder who otherwise would have received a fraction of a share of Chemical common stock will receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Chemical common stock for the five full trading days ending on the day prior to the effective time of the merger by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Chemical common stock to which such shareholder would otherwise be entitled to receive.

Withholding

Each of Chemical and the exchange agent will be entitled to deduct and withhold from any consideration otherwise payable pursuant to the merger agreement such amounts they are required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which the deduction and withholding was made.

Dissenting Shares

Under the DGCL, TCF shareholders will not have any appraisal rights with respect to the merger.

Under the MBCA, Chemical shareholders will not have any appraisal rights or dissenters’ rights with respect to the merger.

Lost, Stolen or Destroyed Stock Certificates

If a certificate for TCF common stock or TCF Series C preferred stock (or related depositary shares) has been lost, stolen or destroyed, the exchange agent will issue the appropriate consideration properly payable under the merger agreement upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Chemical, the posting of a bond in an amount as Chemical may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

Background of the Merger

Each of Chemical’s and TCF’s boards of directors and senior management have from time to time separately engaged in reviews and discussions of long-term strategies and objectives and have considered ways to enhance their respective companies’ performance and prospects in light of competitive, regulatory and other relevant developments, all with the goal of increasing long-term value for their respective shareholders. For each of Chemical and TCF, these reviews have included periodic discussions with respect to potential transactions that would further its strategic objectives and the potential benefits and risks of any such transactions.

As part of their respective strategic reviews and discussions, each of Chemical and TCF has considered a number of factors, including that additional scale and capital may be required for continued growth and increased profitability of their respective businesses, potential opportunities for organic and inorganic growth, the regulatory environment, trends in interest rates, the competitive landscape for financial institutions and other economic factors.

David Provost, Chemical’s President and Chief Executive Officer, and Craig Dahl, TCF’s Chairman, President and Chief Executive Officer, have periodically discussed trends in the financial services industry and their respective institutions generally. These discussions occurred during impromptu meetings at investor and banking industry conferences and social settings. Prior to May 2018, none of these discussions included substantive discussions regarding a potential business combination between Chemical and TCF.

On May 11, 2018, Mr. Dahl contacted Mr. Provost to discuss, in general terms, their respective companies, the financial services industry sectors in which they operate, general financial services industry trends and strategic developments, and business combination trends and opportunities in the banking industry. Messrs. Provost and Dahl further discussed these matters during an in-person meeting in Detroit, Michigan on May 21, 2018.

On May 24, 2018, Chemical and TCF entered into a confidentiality agreement in order to facilitate more detailed discussions of a potential business combination and reciprocal due diligence efforts.

Shortly thereafter, Mr. Dahl briefed Vance Opperman, the lead director of the TCF board of directors, on the discussions Mr. Dahl had had with Mr. Provost and the potential benefits of a potential business combination with Chemical. Mr. Dahl and Mr. Opperman discussed these matters and possible steps for exploring a potential transaction.

On June 18, 2018, the Chemical board of directors held a meeting at which members of Chemical management provided a general overview of TCF and its businesses and discussed the status of exploratory discussions with TCF with respect to a potential business combination. The Chemical board of directors reconfirmed the members of its strategic initiatives committee, which was composed of six independent directors of Chemical. The Chemical board of directors had previously formed the strategic initiatives committee to assist the Chemical board of directors with oversight responsibility with respect to strategic opportunities and assist Chemical management with respect to the evaluation of strategic opportunities. At the meeting, the Chemical board of directors authorized Chemical management to continue discussions with TCF with respect to a potential business combination transaction.

On June 19, 2018, Gary Torgow, the executive Chairman of the board of directors of Chemical, Mr. Provost and Mr. Dahl met in Detroit, Michigan and further discussed their respective companies, the financial services industry sectors in which they operate, general financial services industry trends and strategic developments, and the possibility of a strategic combination between Chemical and TCF.

On June 25, 2018, members of Chemical and TCF management met in Chicago, Illinois, and discussed their respective businesses and the possibility of a business combination.

On June 26, 2018, the Chemical board of directors held a meeting, which was attended by members of Chemical management and representatives of KBW, Chemical’s financial advisor. Chemical management updated the board with regard to the meeting with TCF management that occurred the previous day. Chemical’s management discussed the potential for a business combination with TCF to diversify Chemical’s and TCF’s respective balance sheets and revenue streams, provide greater scale to support investments in technology and accelerate efficiencies, and enhance shareholder value. Members of Chemical management noted that continuing discussions between the parties would focus on potential synergies, integration and management of complementary business lines. Representatives of KBW discussed with the Chemical board of directors a general overview of TCF and preliminary financial considerations with respect to a potential merger with TCF.

At a banking industry conference on June 28 and 29, 2018, Thomas C. Shafer, President and Chief Executive Officer of Chemical Bank, and Mr. Dahl met. In addition to discussing banking industry trends, Messrs. Dahl and Shafer shared information about Chemical’s and TCF’s respective histories, markets, business lines and management backgrounds.

On July 12, 2018, Messrs. Provost, Torgow and Dahl met in Minneapolis, Minnesota and discussed the potential benefits of a merger to their respective companies and shareholders, as well as the potential board composition, management structure, the name of the potential combined company, and the locations of its headquarters and key operations centers.

After this meeting, Mr. Dahl updated the lead director of the TCF board of directors on the discussions that had occurred, including TCF management’s preliminary assessments of the potential financial and strategic benefits of a transaction and initial discussions on possible corporate structure and organization.

In early September 2018, Chemical, with assistance from KBW and Nelson Mullins Riley & Scarborough, LLP, legal counsel to Chemical, which we refer to as Nelson Mullins, prepared a draft non-binding term sheet with respect to a potential merger of equals transaction between Chemical and TCF. The draft term sheet provided for, among other things, the merger of TCF into Chemical, with Chemical as the surviving entity, a conversion of ten percent of TCF’s common stock into cash at an unspecified per-share amount, and a conversion of ninety percent of TCF’s common stock into Chemical common stock based on an “at-the-market” fixed exchange ratio based on the 20-day volume weighted average trading price of each party’s common stock prior to execution of the definitive merger agreement. The draft term sheet also provided that the board of directors of the combined company would be comprised of fourteen directors, with seven directors to be designated by each of Chemical and TCF, and that Mr. Torgow would serve as the Chairman of the board. Mr. Provost would serve as a director and initially as Chief Executive Officer and President of the combined holding company, before transitioning within eighteen months following the closing to serve as Chairman of the combined company’s bank subsidiary. Mr. Dahl would serve as a director and initially serve as the Chairman and Chief Executive Officer of the combined company’s bank subsidiary, before transitioning within eighteen months following the closing to serve as Chief Executive Officer and President of the combined holding company. The draft term sheet contemplated that the combined company would adopt the TCF name, and that the headquarters of the holding company would be in Detroit, Michigan.

On September 7, 2018, the TCF board of directors held a meeting to discuss the possible transaction with Chemical as well as other potential strategic alternatives for TCF, with members of TCF management and representatives of J.P. Morgan, Perkins Advisors, LLC, who also served as TCF’s financial advisor, which we refer to as Perkins Advisors, and Simpson Thacher & Bartlett LLP, legal counsel to TCF, which we refer to as Simpson Thacher, in attendance. Mr. Dahl reported to the TCF board of directors on the various meetings and discussions he and other representatives of TCF management had with representatives of Chemical regarding a potential business combination of TCF and Chemical. Mr. Dahl then discussed with the TCF board of directors various strategic alternatives that could potentially be available to TCF, including TCF continuing as a standalone company focusing exclusively on organic growth, smaller acquisitions of other banks, more significant transactions (including large acquisitions or a merger of equals) and a transaction involving the sale of TCF. A representative of Simpson Thacher then reviewed with the TCF board of directors certain legal matters, including the directors’ fiduciary duties under Delaware law and certain legal aspects of a merger of equals transaction. The representatives of J.P. Morgan then discussed with the TCF board of directors, among other matters, certain considerations regarding merger of equals transactions, the transactional landscape in the financial services industry and certain financial and other information regarding Chemical, and reviewed certain preliminary financial analyses prepared by J.P. Morgan of TCF, Chemical and a potential business combination of TCF and Chemical. Members of management and the representatives of J.P. Morgan then reviewed and discussed with the TCF board of directors certain preliminary terms of a potential all-stock, merger of equals business combination of Chemical and TCF that Mr. Dahl had discussed with Messrs. Torgow and Provost and the strategic rationale for exploring such a transaction. Following discussion, the TCF board of directors authorized TCF management, with the assistance of TCF’s financial and legal advisors, to continue their discussions with representatives of Chemical and its advisors and their due diligence investigation of Chemical.

On September 13, 2018, Chemical provided the draft non-binding term sheet to TCF.

On September 20, 2018, the Chemical board of directors held a meeting, which was attended by members of Chemical management and representatives of Nelson Mullins. Members of Chemical management provided an update to the board regarding the discussions with TCF, ongoing due diligence and work on financial matters with respect to a potential business combination with TCF.

On September 23 and 24, 2018, a wider group of Chemical and TCF management representing the respective key functions and businesses of the two banks met in Detroit, Michigan to discuss various aspects of each party’s business and their potential integration.

On September 27, 2018, the Chemical strategic initiatives committee held a meeting, which was attended by members of Chemical management and representatives of KBW and Nelson Mullins. Members of Chemical management provided an update regarding due diligence and the work on financial matters in process between the parties and their respective financial advisors. The Chemical strategic initiatives committee met on multiple subsequent occasions and reviewed and discussed the potential business combination with members of Chemical management and Chemical’s advisors.

On October 8, 2018, members of Chemical management, together with representatives of Nelson Mullins and KBW, discussed the non-binding draft term sheet on a telephone call with Mr. Dahl and representatives of Simpson Thacher and TCF’s financial advisors.

After the call, TCF delivered a revised draft non-binding term sheet to Chemical. The revised draft non-binding term sheet provided, among other things, for an all-stock business combination of TCF and Chemical based on a to-be-agreed fixed exchange ratio. The term sheet also included additional proposed details on the contemplated governance arrangements, including that Mr. Dahl would, in addition to serving as the Chairman and Chief Executive Officer of the combined company’s bank subsidiary, initially serve as the vice Chairman and Chief Operating Officer of the combined holding company after the closing, before transitioning within eighteen months after the closing to serve as the Chief Executive Officer and President of the combined holding company, and that an independent director of TCF would serve as the lead director of the combined holding company. In addition, during the three-year period after the closing, any changes to the board composition or senior executive roles would require approval of at least 75% of the board of the combined holding company.

Also on October 8, 2018, TCF management provided the TCF board of directors with an update regarding the discussions with Chemical of a potential transaction, including the management meetings on September 23 and 24, 2018 and the ongoing discussions with representatives of Chemical regarding the potential governance and management structure of the combined company.

On multiple occasions over the following weeks, the respective management teams of Chemical and TCF, with the assistance of their respective legal counsel and financial advisors, engaged in discussions with respect to the terms of a potential transaction, including with respect to the appropriate method for determining the exchange ratio, a board governance and management structure designed to achieve meaningful participation by both companies in the future strategic direction of the combined company, and the location of the combined company’s headquarters and major operational centers, and exchanged non-binding term sheet drafts reflecting these discussion points.

On October 17, 2018, management of Chemical and management of TCF met in Minneapolis, Minnesota to conduct additional in-person due diligence sessions and further discuss various aspects of each party’s business and operations, and the integration of their respective businesses.

On October 23, 2018, the Chemical board of directors held a meeting that was attended by members of Chemical management and representatives of Nelson Mullins and KBW. At the meeting, representatives of KBW reviewed with the Chemical board of directors the bank equity and M&A markets and strategic alternatives potentially available to Chemical. The Chemical board of directors discussed with Chemical management and representatives of KBW and Nelson Mullins various strategic alternatives potentially available to Chemical, including a business combination with TCF. Representatives of Nelson Mullins reviewed with the Chemical board of directors their fiduciary duties in connection with consideration of a business combination transaction.

On October 24, 2018, the TCF board of directors held a meeting that was attended by members of TCF’s management and representatives of J.P. Morgan, Perkins Advisors and Simpson Thacher, to discuss, among other matters, the potential business combination of TCF and Chemical. TCF management updated the TCF board of directors regarding the status of the discussions with Chemical and its advisors, including the ongoing negotiation of the governance arrangements for the combined company. TCF management reviewed and discussed with the TCF board of directors the status, process and preliminary findings of TCF’s ongoing due diligence regarding Chemical. Representatives of J.P. Morgan discussed with the TCF board of directors certain financial information of TCF and Chemical, including each company’s recent stock price performance, and reviewed certain preliminary financial analyses prepared by J.P. Morgan of TCF, Chemical and the potential transaction. Following further discussion, the TCF board of directors authorized TCF management, with the assistance of TCF’s financial and legal advisors, to continue their discussions with Chemical regarding a potential business combination transaction.

On October 30, 2018, Messrs. Shafer and Dahl met in Detroit, Michigan and discussed various aspects of each party’s business and operations, including each company’s anticipated stand-alone earnings, and potential cost synergies and revenue enhancements.

Over the course of October, however, the significant volatility in bank stock prices, including the trading prices for both Chemical’s and TCF’s shares, worsened substantially. In light of these market developments, which adversely affected the parties’ ability to agree on a mutually acceptable exchange ratio, as well as continuing open issues regarding board composition and leadership and senior management structure for a combined company, discussions with respect to a potential business combination were discontinued on November 2, 2018.

On November 5, 2018, the TCF board of directors held a meeting, during which TCF management briefed the board on the recent developments regarding the potential business combination transaction, including that discussions with Chemical had been discontinued.

Subsequently, on November 30, 2018, Messrs. Provost, Torgow and Dahl met at a banking industry conference in New York and discussed again the potential benefits of a merger of equals between the two companies, as well as potential steps to reengage in discussions. They agreed to explore whether the significant potential benefits of a merger of equals transaction to both parties made re-engaging in discussions advisable, notwithstanding the current stock market volatility.

On December 13, 2018, the Chemical board of directors held a meeting that was attended by members of Chemical management and representatives of Nelson Mullins. The Chemical board of directors and management discussed the potential benefits of a merger of equals between the two companies and concluded that, notwithstanding the recent market volatility, it was worthwhile to pursue further discussions. Members of Chemical management and representatives of Nelson Mullins discussed with the Chemical board of directors a draft of a revised non-binding term sheet. The revised draft term sheet provided, among other things, that TCF would merge with Chemical, with TCF shareholders to receive Chemical stock based on a fixed exchange ratio to be agreed upon by the parties, with the parties to also discuss up to a potential five percent cash component to be paid to the TCF shareholders in lieu of stock consideration. It also provided for a sixteen-person board of directors, including Messrs. Torgow, Provost, Dahl and Opperman, and a realignment of certain executive roles, with Mr. Dahl becoming Chief Executive Officer of the combined holding company as well as the combined bank and Mr. Provost becoming Chairman of the combined bank, in each case, immediately upon closing, and with Mr. Torgow continuing to serve as the Chairman of the board of the combined holding company upon closing. Following further discussion, the Chemical board of directors authorized Chemical management to further negotiate with respect to the terms contemplated by the draft revised non-binding term sheet and to otherwise continue to explore a potential transaction with TCF.

On December 17, 2018, members of Chemical management, together with representatives of Nelson Mullins and KBW, discussed the revised non-binding draft term sheet with Mr. Dahl, J.P. Morgan, Perkins Advisors and Simpson Thacher.

On December 19, 2018, the TCF board of directors met, with members of TCF management and representatives of J.P. Morgan, Perkins Advisors and Simpson Thacher in attendance. TCF management updated the TCF board of directors on the resumption of discussions between TCF and Chemical regarding a potential transaction. Mr. Dahl also discussed with the TCF board of directors the proposed governance arrangements for the combined company currently under negotiation. The representatives of J.P. Morgan then discussed with the TCF board of directors, among other matters, certain financial information of TCF and Chemical, and reviewed certain preliminary financial analyses regarding potential exchange ratios prepared by J.P. Morgan. Following discussion, the TCF board of directors authorized TCF management to resume their due diligence investigation of Chemical and, with the assistance of TCF’s financial and legal advisors, to continue to discuss the terms of a potential transaction with Chemical.

On January 3, 2019, Simpson Thacher delivered an initial draft of the merger agreement to Nelson Mullins, which draft contemplated an all-stock merger based on a to-be-agreed fixed exchange ratio. Through January 27, 2018, the respective management teams of Chemical and TCF, with the assistance of their respective legal counsel, engaged in due diligence and, with the assistance of their respective financial advisors, engaged in financial modeling work and negotiations with respect to the merger agreement and exchanged multiple drafts of the merger agreement as well as ancillary documents, including retention/employment agreements for Messrs. Torgow, Provost and Dahl based on their proposed roles with the combined company, as well as conforming amendments to Chemical’s bylaws to address board composition and leadership and senior executive positions of the combined company. Wachtell, Lipton, Rosen & Katz, which we refer to as Wachtell Lipton, served as special counsel to Chemical with respect to employment agreement and benefit plan-related matters.

On January 9, 2019, the Chemical strategic initiatives committee held a meeting that was attended by members of Chemical management and representatives of KBW and Nelson Mullins. Representatives of KBW reviewed, together with members of Chemical management, potential financial aspects of a merger with TCF. The committee discussed the terms of the initial draft of the merger agreement with members of Chemical management and representatives of Nelson Mullins.

On January 9 and 10, 2019, Messrs. Provost, Shafer, Torgow and Dahl met in Detroit, Michigan and discussed various aspects of each party’s business and operations, including each company’s anticipated stand-alone earnings, management of the potential combined company, and potential cost synergies and revenue enhancements.

On January 10, 2019, the Chemical board of directors held a meeting that was attended by members of Chemical management and representatives of Nelson Mullins. Following an update regarding the due diligence review of TCF, members of Chemical management reviewed with the board of directors financial aspects of a potential merger with TCF and discussed the potential timing for a transaction. Mr. Dahl attended a portion of the Chemical board meeting and discussed the strategic vision of a combined company, cultural compatibility of Chemical and TCF, and business opportunities for the combined company.

On January 11, 2019, the TCF board of directors met, with members of TCF management and representatives of J.P. Morgan, Perkins Advisors and Simpson Thacher in attendance. TCF management provided the TCF board of directors with an update regarding the status of the discussions and negotiations with Chemical regarding the potential merger, including a report on Mr. Dahl’s participation in the January 10, 2019 meeting of the Chemical board of directors and a proposed timeline until the announcement of a potential transaction. The representatives of J.P. Morgan then discussed with the TCF board of directors, among other matters, the recent stock price performance of TCF and Chemical and other financial information of the two companies and J.P. Morgan’s analysis of certain financial aspects of the proposed transaction assuming an at-the-market exchange ratio based on closing stock prices for TCF and Chemical as of January 10, 2019. Representatives of TCF management reviewed with the TCF board of directors the status and process of TCF’s ongoing due diligence regarding Chemical, including TCF’s preliminary diligence findings and the remaining diligence areas to be covered. The representative of Simpson Thacher then reviewed with the TCF board of directors the current terms of the proposed merger agreement.

On January 22, 2019, the Chemical board of directors held a meeting that was attended by members of Chemical management and representatives of Nelson Mullins. Members of Chemical management updated the Chemical board of directors on the progress of negotiation of the definitive transaction documents with TCF since the last meeting and discussed the potential timing of a transaction. The Chemical board of directors reviewed and discussed with representatives of Nelson Mullins certain terms of the draft merger agreement.

On January 23, 2019, the TCF board of directors met, with members of TCF management and representatives of J.P. Morgan, Perkins Advisors and Simpson Thacher in attendance. TCF management reviewed with the TCF board of directors the process and status of TCF’s ongoing due diligence investigation of Chemical, including their due diligence findings. The representatives of J.P. Morgan then discussed with the TCF board of directors, among other matters, J.P. Morgan’s analysis of certain financial aspects of the proposed transaction assuming an at-the-market exchange ratio based on recent closing stock prices for TCF and Chemical and certain financial information, and reviewed its preliminary financial analyses regarding TCF, Chemical and the potential transaction.

Following the close of trading on Friday, January 25, 2019, management of each of Chemical and TCF, and their respective financial advisors, discussed the exchange ratio for the potential merger agreement, and determined to propose to their respective boards of directors a fixed exchange ratio of 0.5081 shares of Chemical common stock for each share of TCF common stock in an all-stock merger, which represented an at-the-market exchange ratio based on the parties’ respective closing stock prices on January 25, 2019.

On January 27, 2019, prior to the scheduled special meeting of the Chemical board of directors, the Compensation and Pension Committee of the Chemical board of directors held a meeting that was attended by representatives of Wachtell Lipton and Nelson Mullins. Representatives of Wachtell Lipton reviewed and discussed with the committee the terms of the proposed retention agreements to be entered into by Chemical with Messrs. Torgow and Provost, and the proposed amended employment agreement to be entered into by TCF with Mr. Dahl, in connection with and effective upon the closing of the proposed business combination. Representatives of Wachtell Lipton also reviewed and discussed with the committee the proposed treatment of TCF and Chemical equity awards under the merger agreement. The Compensation and Pension Committee approved the proposed retention agreements to be entered into by Chemical with Messrs. Torgow and Provost, and the proposed treatment of TCF and Chemical equity awards under the merger agreement, subject to approval by the Chemical board of directors of the proposed merger agreement.

In the afternoon of January 27, 2019, a special meeting of the Chemical board of directors was held, which was attended by members of Chemical management and representatives of KBW and Nelson Mullins. Representatives of Nelson Mullins reviewed the fiduciary duties of directors in connection with considering business combination transactions. Representatives of Nelson Mullins also discussed with the board of directors proposed amendments to Chemical’s bylaws, which would address certain matters related to the conduct, adjournment and postponement of shareholders’ meetings and would require that certain types of legal actions, including certain actions brought against Chemical or its directors or officers, be brought in certain courts in Michigan. The Chemical board of directors approved such bylaw amendments.

Members of Chemical management updated the Chemical board of directors with respect to its due diligence review of TCF and discussed the strategic rationale for the merger. KBW then reviewed and discussed with the Chemical board of directors, among other matters, the financial aspects of the proposed merger and rendered to the Chemical board of directors an opinion, which was initially rendered verbally and confirmed by a written opinion dated January 27, 2019, to the Chemical board of directors to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to Chemical. See “—Opinion of Chemical’s Financial Advisor.” Representatives of Nelson Mullins then reviewed and discussed with the Chemical board of directors the final terms of the proposed merger agreement. The Chemical board discussed the matters considered and approved at the Compensation and Pension Committee meeting earlier that day. Members of Chemical management also reviewed with the Chemical board of directors Chemical’s efforts to support community development programs in the communities it serves, including with respect to the Southeast Michigan metropolitan area, and that Chemical would make a donation in connection with the proposed merger to a Community Foundation of Southeast Michigan donor advised fund, which would focus on revitalization or community reinvestment efforts in the Southeast Michigan metropolitan area.

Following further discussion and after taking into consideration the matters discussed during the January 27, 2019 meeting and prior meetings of the Chemical board of directors, including the factors described under the section of this joint proxy statement/prospectus entitled “—Reasons for the Merger; Recommendation of the Chemical Board of Directors,” the Chemical board of directors unanimously determined that the merger agreement and the transactions contemplated thereby were fair to and in the best interests of Chemical and its shareholders, and adopted the merger agreement and approved the documents contemplated thereby, including the amendment and restatement of the Chemical bylaws, the Chemical articles amendment, and the certificate of designations for 5.70% Series C Non-Cumulative Perpetual Preferred Stock of Chemical, with each such document to be effective only if filed in connection with the completion of the merger, and recommended that the Chemical shareholders approve the Chemical merger proposal and the articles amendment proposal.

Also in the afternoon of January 27, 2019, the TCF board of directors met, with representatives of TCF management, J.P. Morgan, Perkins Advisors and Simpson Thacher in attendance. TCF management provided the board of directors with an update regarding the discussions and negotiations with Chemical since the prior board meeting, and the results of the completed due diligence review of Chemical. The representative of Simpson Thacher then reviewed with the TCF board of directors the final terms of the proposed merger agreement. Representatives of J.P. Morgan reviewed and discussed with the TCF board of directors, among other matters, J.P. Morgan’s analysis of certain financial aspects of the proposed transaction based on the 0.5081 exchange ratio and its financial analyses regarding the exchange ratio. Following discussion, the representatives of J.P. Morgan rendered J.P. Morgan’s oral opinion to the TCF board of directors, which was subsequently confirmed in writing, that, as of January 27, 2019 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of TCF’s common stock. See “—Opinion of TCF’s Financial Advisor.” A representative of TCF management then reviewed and discussed with the TCF board of directors the proposed amended and restated employment agreement to be entered into with Mr. Dahl.

Following further discussion and after taking into consideration the matters discussed during the January 27, 2019 meeting and prior meetings of the TCF board of directors, including the factors described under the section of this joint proxy statement/prospectus entitled “—Reasons for the Merger; Recommendation of the TCF Board of Directors,” the TCF board of directors unanimously approved the merger agreement and the transactions contemplated thereby, including the proposed merger, the amended and restated employment agreement to be entered into with Mr. Dahl (with Mr. Dahl abstaining from voting on the proposal to approve such agreement) and directed that the adoption of the merger agreement be submitted to a vote at a meeting of the TCF shareholders, and recommended that the TCF shareholders adopt the merger agreement. In addition, at this meeting the TCF board of directors also approved an amendment and restatement of TCF’s bylaws to add a new provision, which designated the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain legal actions, unless TCF consented in writing to the selection of an alternative forum.

On the evening of January 27, 2019, following the meetings of the TCF and Chemical boards of directors, the merger agreement and related transaction documents (including Mr. Dahl’s amended and restated employment agreement and Messrs. Torgow’s and Provost’s retention agreements) were executed and delivered by the applicable parties.

On the morning of January 28, 2019, TCF and Chemical publicly announced their entry into the merger agreement via a joint press release.

Recommendation of the Chemical Board of Directors and Reasons for the Merger

After careful consideration, the Chemical board of directors, at a special meeting held on January 27, 2019, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Chemical and its shareholders, and (ii) adopted the merger agreement and approved the execution and delivery of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, the issuance of Chemical common stock and Chemical Series C preferred stock (and related depositary shares) in connection with the merger, and the proposed amendment to the Chemical articles of incorporation to increase the number of authorized shares of Chemical common stock from 135 million to 220 million and to change the name of Chemical to “TCF Financial Corporation,” effective only upon consummation of the merger. Accordingly, the Chemical board of directors unanimously recommends that Chemical shareholders vote “FOR” the approval of the Chemical merger proposal, “FOR” the approval of the Chemical articles amendment proposal, “FOR” the Chemical compensation proposal and “FOR” the Chemical adjournment proposal.

In reaching its decision to adopt the merger agreement and to approve the merger and the other transactions contemplated by the merger agreement, and to recommend that Chemical’s shareholders approve the Chemical merger proposal, the Chemical articles amendment proposal, the Chemical compensation proposal and the Chemical adjournment proposal, the Chemical board of directors evaluated the merger and the merger agreement in consultation with Chemical management, as well as Chemical’s financial and legal advisors, and considered a number of factors, including the following principal factors:

•	each of Chemical’s and TCF’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the Chemical board of directors considered the following:

•

its view that Chemical’s business and operations complement those of TCF, which is anticipated to broaden market channels and customers and position the combined company to enhance revenues through increased scale and product and service offerings;

•

its view that the merger would position the combined company to leverage Chemical’s wealth management offerings and strength in commercial and corporate banking, and TCF’s strength in national lending verticals to create a more balanced franchise across consumer and commercial business lines;

•	its understanding that the merger would diversify Chemical’s loan portfolio, revenue streams and markets and strengthen its core retail deposit franchise, which may mitigate certain business risks;

•	the anticipated cost savings associated with the merger;

•	the anticipated long-term earnings per share accretion for Chemical shareholders as a result of the merger; and

•

the anticipated impact of the transaction on the combined company, including the expected impact on additional key financial metrics (including tangible book value per share, return on assets, return on tangible common equity, and cash efficiency ratio) and on regulatory capital ratios.

•

its understanding of the current and prospective environment in which Chemical and TCF operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Chemical both with and without the proposed transaction;

•

its views with respect to other potential strategic alternatives, including focusing exclusively on organic growth, making smaller acquisitions, pursuing other similarly-sized merger partners and pursuing larger merger partners;

•	its review and discussions with Chemical’s senior management and its outside legal counsel concerning the due diligence review of TCF;

•	its understanding that Chemical shareholders would own approximately 46.2% of the combined company’s common stock;

•	the fact that eight of 16 total directors of the combined company would be current members of the Chemical board of directors (including Messrs. Torgow and Provost);

•

the fact that Mr. Torgow will serve as Executive Chairman of the combined company, Mr. Dahl will serve as CEO and President of the combined company and Mr. Provost will serve as Vice Chairman of the combined company and Chairman of the board of directors of the combined bank;

•

the fact that Chemical’s bylaws would be amended to preserve certain corporate governance arrangements of the combined company (including senior executive management positions of the combined company and the allocation of directors between Chemical and TCF) for a period of at least three years following the closing of the merger;

•

the opinion of KBW, dated January 27, 2019, to the Chemical board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Chemical of the exchange ratio in the merger, as more fully described below under “Opinion of Chemical’s Financial Advisor” beginning on page 76;

•	the terms of the merger agreement, including the expected tax treatment and the deal protection and termination fee provisions, which it reviewed with its outside legal counsel;

•	its view regarding the compatible nature of the cultures of the two companies, which it believes will help to facilitate integration and implementation of the business combination;

•

its understanding that Chemical’s and TCF’s senior leadership share beliefs in strong community ties, customer focus and accountability, and its views regarding the long-term impacts of such philosophies with respect to the development of the communities in which the combined company will operate and the business performance of the combined company;

•

its view that combined organization would have a stronger, deeper leadership team than Chemical as a stand-alone company and that Chemical and TCF have complementary strengths, which could facilitate enhanced operational performance, strategic growth, and risk management for the combined company;

•

the regulatory and other approvals required in connection with the merger and the likelihood that that such regulatory approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions;

•	the fact that Chemical’s shareholders will have the opportunity to vote to approve the merger agreement;

•

its right to withdraw its recommendation to the Chemical shareholders that they approve the merger agreement and the right of the TCF board of directors to withdraw its recommendation to the TCF shareholders that they adopt the merger agreement, in each case in certain circumstances, as more fully described under “The Merger Agreement—Termination; Termination Fee” beginning on page 126;

•

the fact that Chemical or TCF may be obligated to pay the other party a termination fee of $134 million in certain circumstances as more fully described under “The Merger Agreement—Termination; Termination Fee” beginning on page 126;

•

the restrictions on the conduct of Chemical’s business during the period between execution of the merger agreement and the consummation of the merger, which restrictions are customary for public company merger agreements involving financial institutions but which, subject to specific exceptions, could delay or prevent Chemical from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to Chemical’s operations absent the pendency of the merger;

•

the potential risks associated with achieving, within anticipated time periods or at all, cost savings and successfully integrating the businesses, operations, and workforces of Chemical and TCF, including the costs and risks of successfully integrating the differing business models and lines of business of the two companies;

•

the possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of Chemical’s ongoing business and in the loss of customers for the combined company;

•	that there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that certain regulatory approvals might not be obtained;

•

the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of Chemical and TCF, transaction fees, expenses and other payments that will or may arise from the merger;

•	the potential risk of diverting management attention and resources from the operation of Chemical’s business and towards the completion of the merger and the integration of the two companies; and

•

the risk that the merger may not be completed despite the combined efforts of Chemical and TCF, or that completion may be unduly delayed, even if the required regulatory approvals are obtained and the requisite approvals are obtained from the Chemical shareholders and the TCF shareholders.

This discussion of the information and factors considered by Chemical’s board of directors in reaching its conclusions and recommendation includes principal factors considered by the board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Chemical board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the Chemical board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the other transactions contemplated by the merger agreement, and to make its recommendation to Chemical shareholders. Rather, the Chemical board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Chemical board of directors may have assigned different weights to different factors.

Certain of Chemical’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of Chemical’s shareholders generally, as discussed under the caption “The Merger – Interests of Chemical Directors and Executive Officers in the Merger,” below. The Chemical board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Chemical shareholders.

Recommendation of the TCF Board of Directors and Reasons for the Merger

After careful consideration, the TCF board of directors, at a special meeting held on January 27, 2019, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of TCF and its shareholders, (ii) declared the merger agreement advisable and (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the TCF board of directors unanimously recommends that the TCF shareholders vote “FOR” the merger proposal, “FOR” the TCF compensation proposal and “FOR” the TCF adjournment proposal.

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the merger, and to recommend that TCF’s shareholders adopt the merger agreement, the TCF board of directors consulted with TCF management, as well as its financial and legal advisors, and considered a number of factors, including the following:

•

each of TCF’s and Chemical’s business, operations, financial condition, stock performance, asset quality, earnings and prospects. In reviewing these factors, including the information obtained through due diligence, the TCF board of directors considered the following:

•

its view that the merger is a strategically compelling transaction that will create a stronger company, elevate growth and provide meaningful long-term value for the shareholders of both TCF and Chemical;

•	that shareholders of TCF and Chemical would benefit from expected annual cost synergies from maximizing efficiencies across the combined organization;

•

its view that the combined company would be strategically positioned to capitalize on market opportunities and better serve its customers throughout several of the largest, most attractive markets in the Midwest;

•	that the combined company would have the scale to better invest, compete and perform by leveraging leading market positions and complementary products;

•

its view that TCF’s strength in national lending verticals complements Chemical’s core in-market commercial lending and wealth management offerings, which would broaden opportunities to drive sustainable growth and increase market share;

•	its view that TCF’s and Chemical’s shared strengths in infrastructure, digital platforms and mortgage banking would enhance the combined company’s position while improving efficiency;

•

its view that the proposed merger would create a more diversified deposit mix between retail and commercial business lines and a more balanced loan portfolio across geographies, asset classes and commercial industries and that the combined company would have increased capacity for loan growth while maintaining its current risk tolerances;

•

that both TCF and Chemical share a legacy of developing deep community ties, along with core values centered on customer service, accountability and adaptability to market changes and the expectation that the combined company would continue to provide philanthropic, civic and economic development support to the communities in which it operates;

•

its view that, in light of the agreed-upon governance arrangements, the combined company would have a stronger, deeper leadership team with complementary expertise to drive enhanced operational performance, strategic growth and risk management;

•

the anticipated impact of the transaction on the combined company, including the expected impact on financial metrics (including earnings per share, return on average assets, return on average tangible common equity and cash efficiency ratio);

•	the historical performance of TCF and Chemical common stock; and

•	its review and discussions with TCF’s management and its legal advisors concerning the due diligence review of Chemical;

•

its familiarity of the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, possible effects of scale, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both nationwide banks and non-bank financial and financial technology firms, and current financial market conditions and the likely effects of these factors on TCF’s and the combined company’s potential growth, development productivity and strategic options, and the likely effect of these factors on TCF both with and without the proposed transaction;

•

its views with respect to other strategic alternatives potentially available to TCF, including continuing as a standalone company focusing exclusively on organic growth, making smaller acquisitions of other banks, transformative transactions (including large acquisitions or a merger of equals) and a transaction involving the sale of TCF;

•

the structure of the transaction as a merger of equals in which TCF’s board of directors and management would have significant participation in the combined company; in particular, the provisions of the merger agreement setting forth the corporate governance of the combined company, including:

•

that, until the third anniversary of the consummation of the merger, the board of directors of the combined holding company would consist of sixteen members, with eight from each of Chemical and TCF (including Mr. Dahl and Vance Opperman, the current Lead Director of TCF’s board of directors);

•

that (i) Mr. Craig Dahl, the current Chairman, President and Chief Executive Officer of TCF, would become and serve as the Chief Executive Officer and President of the combined holding company, (ii) Mr. Opperman would become Lead Director of the combined holding company and (iii) other members of TCF management would participate in the senior management of the combined holding company and the combined bank; and

•	that the affirmative vote of at least 75% of the board of the combined company would be required to remove Mr. Dahl or Mr. Opperman from serving in the capacities referred to above;

•

the consistency of the transaction with TCF’s business strategies, including achieving strong earnings growth, reaching new markets, improving customer attraction and retention, developing technology capabilities and focusing on cost management;

•

its conclusion that TCF and Chemical are a complementary fit because of the nature of the markets served and products offered by TCF and Chemical and the expectation that the transaction would provide economies of scale, enhanced ability to invest in technology and innovation, expanded product offerings, improved efficiencies and reduced costs and enhanced opportunities for growth;

•

TCF’s and Chemical’s shared belief in a purpose-driven and thoughtful approach to the combination and the resulting company, structured to maximize the potential for synergies and positive impact to local communities and minimize the loss of customers and employees and to further diversify the combined company’s operating risk profile compared to the risk profile of either company on a stand-alone basis;

•	the belief that the transaction is likely to increase value to shareholders, given that, from the perspective of a TCF shareholder, the transaction is expected to be immediately accretive in 2020;

•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to TCF shareholders;

•

the analyses and presentations by J.P. Morgan and its oral opinion to the TCF board of directors, which was subsequently confirmed in writing, that, as of January 27, 2019 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of TCF’s common stock. See “—Opinion of TCF’s Financial Advisor” beginning on page 86;

•	the financial and other terms of the merger agreement, which TCF reviewed with its outside financial and legal advisors, including:

•	its expectation that, upon consummation of the merger, TCF shareholders would own approximately 54% of the combined company on a fully diluted basis;

•

the fact that the exchange ratio is fixed, which the TCF board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the fact that TCF’s shareholders will have an opportunity to vote on the adoption of the merger agreement;

•

the right of the TCF board of directors under the merger agreement to withdraw its recommendation to the TCF shareholders that they adopt the merger agreement and the right of the Chemical board of directors under the merger agreement to withdraw its recommendation to the Chemical shareholders that they approve the merger agreement, in each case, in certain circumstances, as more fully described under “The Merger Agreement—Covenants and Agreements” and “The Merger Agreement—Termination; Termination Fee” beginning on pages 117 and 126, respectively;

•	the rights of TCF and Chemical to terminate the merger agreement in certain circumstances, as more fully described under “The Merger Agreement—Termination; Termination Fee” beginning on page 126; and

•

the fact that TCF or Chemical may be obligated to pay the other party a termination fee of $134 million in certain circumstances, as more fully described under “The Merger Agreement—Termination; Termination Fee” beginning on page 126;

•	the potential for the value of the merger consideration to be received by holders of shares of TCF common stock to be adversely affected by a decrease in the trading price of Chemical common stock;

•

the potential risks associated with achieving anticipated efficiency improvements and cost reductions and savings and successfully integrating Chemical’s business, operations and workforce with those of TCF;

•

the nature and amount of payments and other benefits to be received by TCF management in connection with the merger pursuant to existing TCF plans and compensation arrangements and the merger agreement;

•	the potential risk of diverting management attention and resources from the operation of TCF’s business and towards the completion of the merger and the integration of the two companies;

•

the regulatory and other approvals required in connection with the merger and the expected likelihood that such regulatory approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions;

•

the restrictions on the conduct of TCF’s business during the period between execution of the merger agreement and the consummation of the merger, which could potentially delay or prevent TCF from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the merger;

•	the potential effect of the merger on TCF’s overall business, including its relationships with customers, employees, suppliers and regulators;

•	the risk of losing key TCF or Chemical employees during the pendency of the merger and thereafter;

•

the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of TCF and Chemical, transaction fees, expenses and other payments that will or may arise from the merger;

•	the fact that TCF shareholders would not be entitled to appraisal or dissenters’ rights in connection with the merger;

•

that TCF’s directors and executive officers may have interests in the merger that are different from or in addition to those of its shareholders generally, as more fully described under “—Interests of TCF Directors and Executive Officers in the Merger,” beginning on page 100;

•

the risk that the merger may not be completed despite the combined efforts of TCF and Chemical or that completion may be unduly delayed, even if the required regulatory approvals are obtained and the requisite approvals are obtained from TCF and Chemical shareholders; and

•	the other risks described under the section entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 31 and 29, respectively.

The foregoing discussion of the information and factors considered by the TCF board of directors is not intended to be exhaustive and may not include all of the factors considered by the TCF board of directors. In view of the variety of factors considered in connection with its consideration of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the TCF board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching its determination. The above factors are not listed in any particular order of priority. Rather, the TCF board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with and questioning of members of TCF management and TCF’s outside legal and financial advisors. In addition, individual members of the TCF board of directors may have assigned different weights to different factors.

Certain of TCF’s directors and executive officers have other interests in the merger that are different from, or in addition to, those of TCF’s shareholders generally, as discussed under the caption “—Interests of TCF Directors and Executive Officers in the Merger,” below. The TCF board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to TCF shareholders.

Unaudited Financial Forecasts

Chemical and TCF do not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.

However, in connection with the merger, TCF senior management prepared or approved for use certain unaudited prospective financial information with respect to TCF on a standalone basis and without giving effect to the merger, which we refer to as the TCF financial forecasts, Chemical senior management prepared or approved for use certain unaudited prospective financial information with respect to Chemical on a standalone basis and without giving effect to the merger, which we refer to as the Chemical financial forecasts, and Chemical senior management and TCF senior management jointly prepared certain unaudited prospective financial information with respect to the combined company after giving effect to the merger, which we refer to as the joint financial forecasts, including, among other things, estimated costs savings expenses, resulting or derived from the merger, which were provided to and considered by KBW and J.P. Morgan for the purpose of performing financial analyses in connection with their respective opinions, as described in this joint proxy statement/prospectus under the heading “—Opinion of TCF’s Financial Advisor” beginning on page 86 and “—Opinion of Chemical’s Financial Advisor” beginning on page 76, respectively, and the Chemical and TCF boards of directors in connection with their respective evaluations of the merger. We refer to the TCF financial forecasts, the Chemical financial forecasts and the joint financial forecasts collectively as the “financial forecasts.”

The financial forecasts were not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. A summary of certain significant elements of this information is set forth below, and is included in this joint proxy statement/prospectus solely for the purpose of providing Chemical shareholders and TCF shareholders access to certain nonpublic information made available to Chemical’s and TCF’s respective financial advisors for the purpose of performing financial analyses in connection with their respective opinions. The information included below does not comprise all of the prospective financial information provided to Chemical’s or TCF’s respective financial advisors.

Although presented with numeric specificity, the financial forecasts reflect numerous estimates and assumptions made by Chemical senior management or TCF senior management, as applicable, at the time such forecasts were prepared or approved for use by their respective financial advisors and represent Chemical senior management’s or TCF senior management’s respective evaluation of Chemical’s expected future financial performance on a stand-alone basis, without reference to the merger, and TCF senior management’s evaluation of TCF’s expected future financial performance on a stand-alone basis, without reference to the merger, and Chemical senior management’s and TCF senior management’s respective evaluation of, among other things, estimated costs savings, expenses, capital transactions and purchase accounting adjustments expected to result or be derived from the merger with respect to the combined company or to be completed prior to or in connection with the closing of the merger. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Chemical and TCF operate and the risks and uncertainties described under “Risk Factors” beginning on page 31, “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29 and in the reports that Chemical and TCF respectively file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Chemical and TCF and will be beyond the control of the combined company following completion of the merger. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results could differ materially from those reflected in the financial forecasts, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Chemical or TCF could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that Chemical, TCF or their respective boards of directors or financial advisors, considered, or now consider, these projections and forecasts to be material information to any Chemical shareholder or TCF shareholder, as the case may be, particularly in light of the inherent risks and uncertainties associated with those projections and forecasts. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of actual future results, and this information should not be relied on as such. The financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change and do not take into account any circumstances or events occurring after the date they were prepared. No assurances can be given that if these financial forecasts and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the financial forecasts may not reflect the manner in which the combined company would operate after the merger.

KPMG LLP (Chemical’s and TCF’s independent registered public accounting firm) has not examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, KPMG LLP has not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The reports of the independent registered public accounting firm incorporated by reference in this joint proxy statement/prospectus relate to the historical financial information of Chemical and TCF, respectively. Such reports do not extend to the financial forecasts and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

In light of the foregoing, and taking into account that the Chemical special meeting and the TCF special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, Chemical shareholders and TCF shareholders are strongly cautioned not to place unwarranted reliance on such information, and Chemical and TCF urge all Chemical shareholders and TCF shareholders to review Chemical’s and TCF’s respective most recent SEC filings for descriptions of Chemical’s and TCF’s respective reported financial results. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.

TCF Financial Forecasts

For purposes of the financial analyses performed in connection with J.P. Morgan’s and KBW’s respective opinions, TCF senior management provided J.P. Morgan and KBW with TCF management’s estimates of certain income metrics for TCF in 2019, which included EPS for TCF in 2019 of $2.10 per share, as well as estimated long-term earnings and balance sheet growth rates and certain other assumptions to be used to extrapolate TCF’s financial results thereafter. TCF senior management also provided J.P. Morgan with TCF management’s estimate of TCF net income available to common shareholders for 2019 of $327 million.

The following table presents the consensus Wall Street research estimates for TCF’s 2019 and 2020 net income available to TCF common shareholders and EPS, which we refer to collectively as the TCF street estimates, that were used by KBW in connection with the financial analyses performed in connection with KBW’s opinion:

	2019E	2020E
Net Income Available to Common Shareholders (in millions)	$311	$314
Earnings Per Share	$1.92	$2.00

For purposes of extrapolating TCF financial results, TCF senior management provided J.P. Morgan and KBW with, among other things, estimated long-term annual growth rates of 3% for TCF’s net income and 2% for TCF’s balance sheet, an estimated pre-tax cost of cash of 2.50% and an estimated marginal tax rate of 21.0%.

Chemical Financial Forecasts

For purposes of the financial analyses performed in connection with KBW’s and J.P. Morgan’s respective opinions, Chemical senior management provided KBW and J.P. Morgan with Chemical management’s estimated net income and EPS for Chemical in 2019, estimated long-term earnings and balance sheet growth rates and certain other assumptions to be used to extrapolate Chemical’s financial results and dividends thereafter. Chemical senior management’s estimates of Chemical net income and EPS for 2019 were $299.3 million and $4.14 per share, respectively.

The following table presents the consensus Wall Street research estimates for Chemical’s 2019 and 2020 net income and EPS, which we refer to collectively as the Chemical street estimates, that were used by KBW in connection with the financial analyses performed in connection with KBW’s opinion:

	2019E	2020E
Net Income (in millions)	$297.4	$314.5
Earnings Per Share	$4.12	$4.38

For purposes of extrapolating Chemical financial results, Chemical senior management provided KBW and J.P. Morgan with, among other things, an estimated long-term annual growth rate of 3% for Chemical’s net income and balance sheet, an estimated pre-tax cost of cash of 2.50% and an estimated marginal tax rate of 21.0%.

Pro Forma Assumptions – Estimated Costs Savings and Expenses Resulting or Derived from the Merger and Purchase Accounting Adjustments

For purposes of Pro Forma Impact Analysis and Illustrative Pro Forma Combined Discounted Cash Flow Analysis performed by KBW, and for purposes of Value Creation analysis performed by J.P. Morgan, senior management of each of Chemical and TCF provided to KBW and J.P. Morgan, respectively, certain assumptions that had been jointly developed by Chemical and TCF, with respect to estimated cost savings and expenses expected to result or be derived from the proposed merger, including among other things: (i) an estimate of $180 million of annual pre-tax cost savings (synergies) expected to result or be derived from the merger, with $75 million of such annual cost savings to be phased in during the first 12 months after the closing of the merger and the full amount of such annual cost savings to be realized annually thereafter, and (ii) an estimate of $325 million of pre-tax merger, integration and restructuring costs expected to result from the merger.

For purposes of Pro Forma Impact Analysis and Illustrative Pro Forma Combined Discounted Cash Flow Analysis performed by KBW, senior management of Chemical provided to KBW certain purchase accounting assumptions with respect to the proposed merger that had been jointly developed by Chemical and TCF, including a gross credit mark on loans of approximately $189 million in excess of the reserve, with approximately $25 million of Chemical non-accretable credit discount to be reversed at closing of the merger and netted against the gross credit mark; rate, spread and other fair value market value marks representing an aggregate discount of approximately $200 million, to be accreted based on estimated remaining life of individual assets and liabilities; and a core deposit intangible of approximately $168 million, to be amortized over ten years utilizing the sum-of-the-digits methodology.

General

The financial forecasts were prepared separately using, in some cases, different assumptions, and are not intended to be added together. Adding the financial forecasts together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.

By including in this joint proxy statement/prospectus a summary of the financial forecasts, neither Chemical nor TCF nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Chemical or TCF compared to the information contained in the financial forecasts. Neither Chemical, TCF nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The financial forecasts summarized in this section are not being included in this joint proxy statement/prospectus in order to induce any TCF shareholder to vote in favor of the TCF merger proposal or any of the other proposals to be voted on at the TCF special meeting or to induce any Chemical shareholder to vote in favor of the Chemical merger proposal or any of the other proposals to be voted on at the Chemical special meeting.

Opinion of Chemical’s Financial Advisor

Chemical engaged Keefe, Bruyette & Woods, Inc., which we refer to as KBW, to render financial advisory and investment banking services to Chemical, including an opinion to the Chemical board of directors as to the fairness, from a financial point of view, to Chemical of the exchange ratio in the proposed merger. Chemical selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Chemical board of directors held on January 27, 2019 at which the Chemical board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion, initially rendered verbally and confirmed by written opinion, dated January 27, 2019, to the Chemical board of directors, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Chemical. The Chemical board of directors adopted the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The KBW opinion was provided for the information of, and was directed to, the Chemical board of directors (in its capacity as such) in connection with, and for purposes of, its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Chemical. It did not address the underlying business decision of Chemical to engage in the merger or enter into the merger agreement or constitute a recommendation to the Chemical board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Chemical common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Chemical and TCF and bearing upon the merger, including, among other things:

•	a draft of the merger agreement, dated January 26, 2019 (the most recent draft then made available to KBW);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of Chemical;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018 of Chemical;

•	certain draft and unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2018 of Chemical (provided by Chemical);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of TCF;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018 of TCF;

•	certain draft and unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2018 of TCF (provided by TCF);

•

certain regulatory filings of Chemical and TCF and their respective subsidiaries, including, as applicable, the quarterly reports on Form FRY-9C and quarterly call reports that were filed with respect to each quarter during the three-year period ended December 31, 2017 as well as the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018;

•	certain other interim reports and other communications of Chemical and TCF to their respective shareholders; and

•

other financial information concerning the respective businesses and operations of Chemical and TCF that was furnished to KBW by Chemical and TCF or that KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Chemical and TCF;

•	the assets and liabilities of Chemical and TCF;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of Chemical and TCF with similar information for certain other companies, the securities of which were publicly traded;

•

publicly-available consensus “street estimates” of TCF, as well as assumed TCF long-term growth rates that were provided to KBW by TCF management, all of which information was discussed with KBW by Chemical management and TCF management and used and relied upon by KBW based on such discussions, at the direction of Chemical management and with the consent of the Chemical board of directors;

•

financial and operating forecasts and projections of Chemical that were prepared by Chemical management, provided to and discussed with KBW by Chemical management, and used and relied upon by KBW at the direction of Chemical management and with the consent of the Chemical board of directors; and

•

estimates regarding certain pro forma financial effects of the merger on Chemical (including, without limitation, the potential cost savings and related expenses expected to result or be derived from the merger) that were prepared by Chemical management, provided to and discussed with KBW by Chemical management, and used and relied upon by KBW at the direction of Chemical management and with the consent of the Chemical board of directors.

At the request of the Chemical board of directors, KBW also reviewed, and used for certain of its analyses, financial and operating forecasts and projections of TCF with respect to 2019 that were prepared by TCF management and provided to and discussed with KBW by TCF management and publicly-available consensus “street estimates” of Chemical. KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held by the managements of Chemical and TCF regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon Chemical management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Chemical, the assumed TCF long-term growth rates, the financial and operating forecasts and projections of Chemical, and the estimates regarding certain pro forma financial effects of the merger on Chemical (including, without limitation, the potential cost savings and related expenses expected to result or be derived from the merger), all as referred to above (and the assumptions and bases therefor). KBW assumed that all of the foregoing information was reasonably prepared and represented (or in the case of the publicly available consensus “street estimates” of TCF that such estimates were consistent with) the best currently available estimates and judgments of Chemical management and that the forecasts, projections and estimates reflected in all such information would be realized in the amounts and in the time periods estimated. In addition, in the case of financial and operating forecasts and projections of TCF with respect to 2019 provided by TCF management and used by KBW for certain of its analyses, KBW assumed that such forecasts and projections of TCF were reasonably prepared and represented the best currently available estimates and judgments of TCF management.

It is understood that the portion of the foregoing financial information of Chemical and TCF that was provided to and discussed with KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information (including the publicly available consensus “street estimates” of TCF and Chemical referred to above) was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Chemical and TCF and with the consent of the Chemical board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Chemical or TCF since the date of the last financial statements of each such entity that were made available to KBW and that KBW was directed to use. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Chemical’s consent, that the aggregate allowances for loan and lease losses for each of Chemical and TCF are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Chemical or TCF, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Chemical or TCF under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•

the merger would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft version of the merger agreement reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of TCF common stock;

•

that any related transactions (including the subsidiary bank merger and Chemical’s issuance of subordinated debt, which we refer to as the Chemical debt issuance) would be completed substantially in accordance with the terms set forth in the merger agreement or as otherwise described to KBW by representatives of Chemical; the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Chemical, TCF or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Chemical that Chemical relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Chemical, TCF, the merger and any related transaction (including the subsidiary bank merger and the Chemical debt issuance), and the merger agreement. KBW did not provide advice with respect to any such matters. At Chemical’s direction, KBW gave effect to the occurrence of the Chemical debt issuance for purposes of certain of KBW’s analyses.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Chemical. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the subsidiary bank merger and the Chemical debt issuance), including without limitation, the form or structure of the merger or any such related transaction, the treatment of outstanding TCF preferred stock and other TCF securities in the merger, any consequences of the merger to Chemical, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, termination, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Chemical to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Chemical or the Chemical board of directors;

•

any business, operational or other plans with respect to TCF or the pro forma entity that might be then contemplated by Chemical or the Chemical board of directors or that might be implemented subsequent to the closing of the merger;

•

the fairness of the amount or nature of any compensation to any of Chemical’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Chemical common stock or relative to the exchange ratio;

•

the effect of the merger or any related transaction (including the subsidiary bank merger and the Chemical debt issuance) on, or the fairness of the consideration to be received by, holders of any class of securities of Chemical, TCF or any other party to any transaction contemplated by the merger agreement;

•	the actual value of Chemical common stock to be issued in connection with the merger;

•

the prices, trading range or volume at which Chemical common stock or TCF common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Chemical common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Chemical, TCF, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the subsidiary bank merger and the Chemical debt issuance), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Chemical and TCF. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Chemical board of directors in making its determination to adopt the merger agreement and approve the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Chemical board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Chemical and TCF and the decision of Chemical to adopt the merger agreement was solely that of the Chemical board of directors.

The following is a summary of the material financial analyses presented by KBW to the Chemical board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Chemical board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Implied Transaction Statistics for the Proposed Merger

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $21.58 per outstanding share of TCF common stock, or $3.5 billion in the aggregate, based on the 0.5081x exchange ratio in the proposed merger and the closing price of Chemical common stock on January 25, 2019. KBW reviewed with the Chemical board of directors, among other things, the following implied transaction statistics for the proposed merger, which (as indicated below) were based on preliminary historical financial information of TCF for fiscal year 2018 provided by TCF management and either earnings per common share (“EPS”) consensus “street estimates” for TCF or internal EPS estimates for TCF provided by TCF management:

Price / Tangible Book Value per Share	1.61x
Price / 2018 Earnings per Share	12.4x
Price / 2018 Core Earnings per Share	11.4x

	Based on “Street” Estimates	Based on Internal Estimates(1)
Price / 2019 Earnings per Share	11.2x	10.3x
Price / 2020 Earnings per Share	10.8x	9.7x

(1)	Reviewed with the Chemical board of directors at the request of Chemical.

Chemical and TCF Selected Companies Analysis

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Chemical and TCF to 23 major exchange-traded U.S. banks and thrifts with total assets between $15.0 billion and $30.0 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows:

BancorpSouth Bank

Bank of Hawaii Corporation

Bank OZK

Cathay General Bancorp

Commerce Bancshares, Inc.

First Hawaiian, Inc.

Flagstar Bancorp, Inc.

Fulton Financial Corporation

Hancock Whitney Corporation

Hope Bancorp, Inc.

Investors Bancorp, Inc.

Old National Bancorp

PacWest Bancorp

Pinnacle Financial Partners, Inc.

Prosperity Bancshares, Inc.

Simmons First National Corporation

Texas Capital Bancshares, Inc.

UMB Financial Corporation

Umpqua Holdings Corporation

United Bankshares, Inc.

Washington Federal, Inc.

Webster Financial Corporation

Western Alliance Bancorporation

To perform this analysis, KBW used profitability and other financial information for the latest 12 months (“LTM”) available or as of the end of the most recent quarter available and market price information as of January 25, 2019. KBW also used 2019 and 2020 EPS estimates taken from publicly available consensus “street estimates” for Chemical, TCF and the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Chemical’s or TCF’s historical financial statements, or the data prepared by J.P. Morgan presented under the section “— Opinion of TCF’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Chemical, TCF and the selected companies:

			Selected Companies
	Chemical	TCF	25th Percentile	Median	Average	75th Percentile
LTM Core Return on Average Assets (%) (1)	1.48	1.49	1.28	1.34	1.42	1.52
LTM Core Return on Average Equity (%) (1)	10.88	13.57	9.80	10.58	11.48	12.96
LTM Core Return on Average Tangible Common Equity (%) (1)	18.92	14.74	14.67	17.06	16.75	18.86
LTM Net Interest Margin (%)	3.48	4.63	3.23	3.54	3.63	3.77
LTM Fee Income / Revenue Ratio (%) (2)	19.0	32.0	10.7	21.5	20.5	25.6
LTM Efficiency Ratio (%)	51.6	67.3	58.3	53.1	53.5	46.7

(1)

Core income excluded extraordinary items, gains/(losses) on sale of securities, nonrecurring revenue/expenses, and amortization of intangibles as calculated by S&P Global Market Intelligence; where applicable, adjusted for deferred tax asset revaluation due to the Tax Cuts and Jobs Act in the fourth quarter of 2017.

(2)	Excluded gains/(losses) on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Chemical, TCF and the selected companies:

			Selected Companies
	Chemical	TCF	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets (%)	8.23	9.32	8.32	9.12	9.32	10.06
Total Capital Ratio (%)	11.50	13.38	12.73	13.40	13.68	14.46
Loans / Deposits (%)	97.9	100.9	80.5	93.9	89.7	97.7
Loan Loss Reserve / Gross Loans (%)	0.72	0.83	0.72	0.86	0.85	1.03
Non-performing assets / Loans + OREO (%)	0.90	1.19	1.20	0.62	0.83	0.49
LTM Net Charge-offs / Average Loans (%)	0.09	0.29	0.26	0.16	0.16	0.06

In addition, KBW’s analysis showed the following concerning the market performance of Chemical, TCF and the selected companies:

			Selected Companies
	Chemical	TCF	25th Percentile	Median	Average	75th Percentile
1 – Year Stock Price Change (%)	(27.9)	(2.0)	(20.4)	(15.9)	(16.1)	(10.3)
YTD Stock Price Change (%)	16.0	10.7	10.7	13.6	14.2	16.7
1-Year Total Return (%)	(26.1)	0.5	(19.1)	(14.1)	(14.1)	(7.6)
Stock Price / Tangible Book Value per Share (x)	1.81	1.61	1.52	1.77	1.85	2.12
Stock Price / LTM EPS (x)(1)	10.8	12.4	10.9	12.0	12.6	14.3
Stock Price / 2019 Consensus Est. EPS (x) (2)	10.3	11.2	10.4	11.7	11.8	13.8
Stock Price / 2020 Consensus Est. EPS (x)	9.7	10.8	9.7	11.0	11.2	13.0
Dividend Yield (%)	3.2	2.8	2.0	2.7	2.6	3.5
2019 Est. Dividend Payout (%) (2)	33.0	31.2	25.1	31.9	31.6	41.9

(1)	Where applicable, LTM EPS was adjusted for deferred tax asset revaluation due to the Tax Cuts and Jobs Act in the fourth quarter of 2017.
(2)

Chemical’s price to 2019 estimated EPS multiple would be 10.3x based on the internal estimate for Chemical provided by Chemical management, and TCF’s price to 2019 estimated EPS multiple would be 10.3x based on the internal estimate for TCF provided by TCF management.

No company used as a comparison in the above selected companies analysis is identical to Chemical or TCF. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis

KBW analyzed the relative standalone contribution of Chemical and TCF to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or synergies. To perform this analysis, KBW used (i) preliminary historical balance sheet data for Chemical and TCF as of December 31, 2018 provided by Chemical and TCF management, respectively, (ii) publicly available consensus “street estimates” of TCF, (iii) Chemical financial forecasts provided by Chemical management and (iv) market price data as of January 25, 2019. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Chemical and TCF shareholders in the combined company based on the 0.5081x exchange ratio in the proposed merger:

	Chemical as a % of Total	TCF as a % of Total
Ownership
At 0.5081x Merger Exchange Ratio	46.2%	53.8%

Balance Sheet
Assets	47.6%	52.4%
Gross Loans Held for Inv.	44.5%	55.5%
Deposits	45.2%	54.8%
Tangible Common Equity	43.3%	56.7%

Income Statement
2018 GAAP Net Income to Common	49.5%	50.5%
2019 Est. GAAP Net Income to Common	49.0%	51.0%
2020 Est. GAAP Net Income to Common	49.6%	50.4%

At the request of Chemical, KBW also reviewed the relative standalone contribution of Chemical and TCF to the 2019 and 2020 estimated net income of the combined entity based on financial forecasts and projections of Chemical and TCF provided by Chemical management and TCF management, respectively:

	Chemical as a % of Total	TCF as a % of Total

2019 Est. Net Income	47.6%	52.4%
2020 Est. Net Income	47.6%	52.4%

Pro Forma Financial Impact Analysis

KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Chemical and TCF. Using pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger, certain accounting adjustments and restructuring charges assumed with respect thereto) provided by Chemical management, KBW analyzed the estimated financial impact of the merger on certain projected financial results. Based on publicly available consensus “street estimates” of Chemical and TCF and assumed long-term growth rates provided by Chemical management and TCF management, respectively, this analysis indicated that the merger could be accretive to Chemical’s 2020 estimated EPS by approximately 7.1% (and by approximately 17.2% assuming a full phase-in of all annual pre-tax merger-related cost savings in 2020) and could be accretive to Chemical’s 2021 estimated EPS by approximately 18.4%. Additionally, based on financial forecasts and projections of Chemical and TCF provided by Chemical management and TCF management, respectively, this analysis also indicated that the merger could be accretive to Chemical’s 2020 estimated EPS by approximately 15.2% (and by approximately 24.8% assuming a full phase-in of all annual pre-tax merger-related cost savings in 2020) and could be accretive to Chemical’s 2021 estimated EPS by approximately 26.8%. Furthermore, based on closing balance sheet estimates as of September 30, 2019 for Chemical and TCF, extrapolated from historical data using growth rates taken from publicly available consensus “street estimates” of Chemical and TCF, this analysis indicated that (a) the merger could be dilutive to Chemical’s estimated tangible book value per share at closing as of September 30, 2019 by approximately 7.9% and (b) pro forma for the merger, each of Chemical’s tangible common equity to tangible assets ratio, Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio could be lower at closing as of September 30, 2019. For all of the above analysis, the actual results achieved by the combined company following the merger may vary from the projected results, and the variations may be material.

TCF Discounted Cash Flow Analysis

KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of TCF. In this analysis, KBW used publicly available consensus “street estimates” of TCF and assumed TCF long-term growth rates provided by TCF management, and KBW assumed discount rates ranging from 11.0% to 13.0%. This range of discount rates assumed in this analysis was selected taking into account capital asset pricing model implied cost of capital calculations and other factors based on KBW’s experience and judgment. The range of values was derived by adding (i) the present value of the estimated excess cash flows that TCF could generate over the 4.25-year period from the fourth quarter of 2019 through 2023 and (ii) the present value of TCF’s implied terminal value at the end of such period. KBW assumed that TCF would maintain a tangible common equity to tangible assets ratio of 8.00% and TCF would retain sufficient earnings to maintain that level. Estimates of excess cash flows were calculated generally as any portion of estimated earnings in excess of the amount assumed to be retained by TCF to maintain the assumed tangible common equity to tangible assets ratio. In calculating the terminal value of TCF, KBW applied a range of 10.0x to 15.0x TCF’s estimated 2024 earnings, which range was selected by KBW based on factors which KBW considered appropriate based on its experience and judgment. This discounted cash flow analysis resulted in a range of implied values per share of TCF common stock of $20.37 per share to $28.19 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of TCF.

Chemical Discounted Cash Flow Analysis

KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Chemical. In this analysis, KBW used financial and operating forecasts and projections relating to the earnings and assets of Chemical provided by Chemical management, and KBW assumed discount rates ranging from 11.0% to 13.0%. This range of discount rates assumed in this analysis was selected taking into account capital asset pricing model implied cost of capital calculations and other factors based on KBW’s experience and judgment. The range of values was derived by adding (i) the present value of the estimated excess cash flows that Chemical could generate over the 4.25-year period from the fourth quarter of 2019 through 2023 and (ii) the present value of Chemical’s implied terminal value at the end of such period. KBW assumed that Chemical would maintain a tangible common equity to tangible assets ratio of 8.00% and Chemical would retain sufficient earnings to maintain that level. Estimates of excess cash flows were calculated generally as any portion of estimated earnings in excess of the amount assumed to be retained by Chemical to maintain the assumed tangible common equity to tangible assets ratio. In calculating the terminal value of Chemical, KBW applied a range of 10.0x to 15.0x Chemical’s estimated 2024 earnings, which range was selected by KBW based on factors which KBW considered appropriate based on its experience and judgment. This discounted cash flow analysis resulted in a range of implied values per share of Chemical common stock of $40.52 per share to $57.90 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of Chemical.

Illustrative Pro Forma Combined Discounted Cash Flow Analysis

KBW performed a discounted cash flow analysis to estimate an illustrative range for the implied equity value of the pro forma combined entity, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments and restructuring charges assumed with respect thereto. In this analysis, KBW used publicly available consensus “street estimates” of net income to common for Chemical and TCF, assumed growth rates for Chemical and TCF provided by Chemical management and TCF management, respectively, and estimated cost savings and related expenses and accounting adjustments and restructuring charges provided by Chemical management, and KBW assumed discount rates ranging from 10.5% to 12.5%. This range of discount rates assumed in this analysis was selected taking into account capital asset pricing model implied cost of capital calculations and other factors based on KBW’s experience and judgment. The range of values was derived by adding (i) the present value of the estimated excess cash flows that the pro forma combined entity could generate over the 4.25-year period from the fourth quarter of 2019 through 2023 and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and accounting adjustments and restructuring charges. KBW assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. Estimates of excess cash flows were calculated generally as any portion of estimated earnings in excess of the amount assumed to be retained by the pro forma combined entity to maintain the assumed tangible common equity to tangible assets ratio. In calculating the terminal value of the pro forma combined entity, KBW applied a range of 10.0x to 15.0x the pro forma combined entity’s estimated 2024 earnings, which range was selected by KBW based on factors which KBW considered appropriate based on its experience and judgment. This discounted cash flow analysis resulted in an illustrative range of implied values per share of the pro forma combined entity’s common stock of $46.09 per share to $66.28 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The above analysis did not purport to be indicative of the actual values or expected values of the pro forma combined entity.

Miscellaneous

KBW acted as financial advisor to Chemical in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between Chemical and each of KBW and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Chemical and TCF. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Chemical or TCF for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Chemical has agreed to pay KBW a total cash fee currently estimated to be approximately $25.0 million, $2.5 million of which became payable with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. Chemical also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Chemical. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to TCF. KBW may in the future provide investment banking and financial advisory services to Chemical or TCF and receive compensation for such services.

Opinion of TCF’s Financial Advisor

Pursuant to an engagement letter dated January 27, 2019, TCF retained J.P. Morgan as one of its financial advisors in connection with the proposed merger.

At the meeting of the TCF board of directors on January 27, 2019, J.P. Morgan rendered its oral opinion to the TCF board of directors, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of TCF’s common stock.

The full text of the J.P. Morgan opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the J.P. Morgan opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. TCF’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the TCF board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of TCF or as to the underlying decision by TCF to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the J.P. Morgan opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The opinion does not constitute a recommendation to any shareholder of TCF as to how such shareholder should vote with respect to the proposed merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated January 25, 2019 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning TCF and Chemical and the industries in which they operate;

•

compared the financial and operating performance of TCF and Chemical with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of TCF common stock and Chemical common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the managements of TCF and Chemical relating to their respective businesses, as well as the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger (which we refer to as the “synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of management of TCF and Chemical with respect to certain aspects of the merger, and the past and current business operations of TCF and Chemical, the financial condition and future prospects and operations of TCF and Chemical, the effects of the merger on the financial condition and future prospects of TCF and Chemical, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by TCF and Chemical or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of TCF or Chemical under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom (including the synergies), J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of TCF and Chemical to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by TCF and Chemical in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to TCF with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on TCF or Chemical or on the contemplated benefits of the merger.

The J.P. Morgan opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. The J.P. Morgan opinion noted that subsequent developments may affect the J.P. Morgan opinion, and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. The J.P. Morgan opinion is limited to the fairness, from a financial point of view, to the holders of TCF common stock of the exchange ratio in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of TCF or the underlying decision by TCF to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the proposed merger, or any class of such persons relative to the exchange ratio in the proposed merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which TCF’s common stock or Chemical’s common stock will trade at any future time.

The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between TCF and Chemical, and the decision to enter into the merger agreement was solely that of TCF’s board of directors and Chemical’s board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by TCF’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of TCF’s board of directors or management with respect to the proposed merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to TCF’s board of directors on January 27, 2019 and contained in the presentation delivered to TCF’s board of directors on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

TCF Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial and market data of TCF with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to TCF’s business, including the following selected companies (which we refer to as the “TCF selected regional banks”):

•	Associated Banc-Corp

•	BOK Financial Corporation

•	Chemical Financial Corporation

•	First Midwest Bancorp, Inc.

•	Great Western Bancorp, Inc.

•	Old National Bancorp

•	Umpqua Holdings Corporation

•	Wintrust Financial Corporation

Multiples were based on closing stock prices on January 25, 2019, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial and market data for the TCF selected regional banks were based on the TCF selected regional banks’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the TCF selected regional banks were based on the most recent publicly available information as of January 25, 2019.

None of the TCF selected regional banks reviewed is identical to TCF. Certain of these companies may have characteristics that are materially different from those of TCF. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect TCF. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of TCF.

For TCF and each TCF selected regional bank, publicly available financial performance for the most recent publicly reported fiscal quarter was measured. With respect to TCF and the TCF selected regional banks, the information J.P. Morgan presented included:

•	multiple of price to estimated 2019 earnings per share (which we refer to as “P / FY 2019E EPS”); and

•

a regression analysis to review the relationship between (i) the multiple of price to tangible book value (which we refer to as “P / TBV”) and (ii) the estimated 2019 return on average tangible common equity (which we refer to as “FY 2019E ROATCE”) based on available estimates obtained from public filings and FactSet Research Systems

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for TCF as follows:

Range
P / FY 2019E EPS	10.3x – 12.2x
P / TBV	1.7x – 1.8x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 10.3x to 12.2x for P /FY 2019E EPS to TCF management’s estimate of TCF’s earnings per share for the fiscal year 2019 of $2.10. J.P. Morgan also applied a multiple reference range of 1.7x to 1.8x for P / TBV, which it derived from TCF’s management estimate of 2019 ROATCE of 15.3%, to TCF’s tangible book value per share of $13.38 as of December 31, 2018.

After applying these ranges to TCF’s estimated 2019 earnings per share and TCF’s tangible book value per share as of December 31, 2018, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of TCF common stock, rounded to the nearest $0.01 per share of TCF common stock, as compared to the implied consideration of $21.58 per share of TCF common stock (which we refer to as the “assumed consideration”), which was calculated based on the product of (x) the fixed exchange ratio provided in the merger agreement of 0.5081 and (y) a closing stock price of Chemical’s common stock on January 25, 2019 of $42.47:

	Implied Equity Value Per Share
	Low	High
P / FY 2019E EPS	$21.65	$25.55
P / TBV	$23.03	$24.34

TCF Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for TCF common stock by discounting to present value estimates of TCF’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by TCF management:

•

earnings and asset assumptions based on TCF management’s forecast for fiscal year 2019 and assumptions provided by TCF management for extrapolations thereafter (which we refer to as the TCF internal forecast);

•	a December 31, 2018 valuation date;

•	a five-year dividend discount model;

•

a terminal value based on estimated 2024 net income (which was based on the TCF internal forecast), multiplied by a next twelve months price to earnings ratio (which we refer to as NTM P/E) multiple range of 10.0x to 12.0x, which range was selected by J.P. Morgan based on factors which J.P. Morgan considered appropriate based on its experience and judgment;

•

discount rates from 9.0% to 11.0% representing TCF’s cost of equity, which range was chosen by J.P. Morgan taking into account macroeconomic assumptions, estimates of risk, TCF’s capital structure and other appropriate factors based on its experience and judgment;

•	a target Tier 1 common equity ratio of 10.0% (and with capital in excess of this target paid as dividends), as provided by TCF management ;

•	a cost of excess capital of 2.50% (pre-tax), as provided by TCF management;

•	a 21.0% marginal tax rate, as provided by TCF management;

•	a mid-year convention; and

•	an estimated 163.9 million fully diluted shares of TCF common stock outstanding as of December 31, 2018, as provided by TCF management.

Based on the TCF internal forecast and using a range of discount rates from 9.0% to 11.0%, reflecting estimates of TCF’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from TCF for the period of 2019 through 2024 and the range of terminal values to derive present values, as of December 31, 2018, of TCF.

This analysis implied an equity value per share of $21.30 to $25.84 per share of TCF common stock as of December 31, 2018, based on the 163.9 million fully diluted shares of TCF common stock outstanding as compared to the assumed consideration of $21.58 per share of TCF common stock, as illustrated by the following table:

Discount Rate	Terminal Multiple NTM P/E
	10.0x	11.0x	12.0x
9.0%	$22.90	$24.37	$25.84
10.0%	$22.08	$23.49	$24.89
11.0%	$21.30	$22.65	$23.99

Chemical Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial and market data of Chemical with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Chemical’s business, including the following selected companies, which we refer to as the Chemical selected regional banks:

•	Associated Banc-Corp

•	BOK Financial Corporation

•	First Midwest Bancorp, Inc.

•	Great Western Bancorp, Inc.

•	Old National Bancorp

•	TCF Financial Corporation

•	Umpqua Holdings Corporation

•	Wintrust Financial Corporation

Multiples were based on closing stock prices on January 25, 2019, which was the last practicable day prior to the delivery of the J.P. Morgan opinion. For each of the following analyses performed by J.P. Morgan, financial and market data for the Chemical selected regional banks were based on the Chemical selected regional banks’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems. The multiples and ratios for each of the Chemical selected regional banks were based on the most recent publicly available information as of January 25, 2019.

None of the Chemical selected regional banks reviewed is identical to Chemical. Certain of these companies may have characteristics that are materially different from those of Chemical. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Chemical. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered similar to those of Chemical.

For Chemical and each Chemical selected regional bank, publicly available financial performance for the most recent publicly reported fiscal quarter was measured. With respect to Chemical and the Chemical selected regional banks, the information J.P. Morgan presented included:

•	P / FY 2019E EPS; and

•	a regression analysis to review (i) P / TBV and (ii) FY 2019E ROATCE based on available estimates obtained from public filings and FactSet Research Systems.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected multiple reference ranges for Chemical as follows:

Range
P / FY 2019E EPS	10.3x – 12.2x
P / TBV	1.9x – 2.0x

Based on the above analysis, J.P. Morgan then applied a multiple reference range of 10.3x to 12.2x for P / FY 2019E EPS to Chemical management’s estimate of Chemical’s earnings per share for the fiscal year 2019 of $4.14. J.P. Morgan also applied a multiple reference range of 1.9x to 2.0x for P / TBV, which it derived from Chemical’s management estimate of 2019 ROATCE of 17.1%, to Chemical’s tangible book value per share of $23.54 as of December 31, 2018.

After applying these ranges to Chemical’s estimated 2019 earnings per share and Chemical’s tangible book value per share as of December 31, 2018, J.P. Morgan’s analysis indicated the following implied equity value per share ranges for the shares of Chemical common stock, rounded to the nearest $0.01 per share of Chemical common stock, as compared to the closing stock price of Chemical’s common stock on January 25, 2019 of $42.47:

	Implied Equity Value Per Share
	Low	High
P / FY 2019E EPS	$42.67	$50.37
P / TBV	$44.69	$46.99

Chemical Dividend Discount Analysis

J.P. Morgan calculated a range of implied values for Chemical common stock by discounting to present value estimates of Chemical’s future dividend stream and terminal value. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were reviewed and approved by TCF management:

•

earnings and asset assumptions based on Chemical management’s forecast for fiscal year 2019 and assumptions provided by Chemical management for extrapolations thereafter (which we refer to as the Chemical internal forecast), used at the direction of TCF management;

•	a December 31, 2018 valuation date;

•	a five-year dividend discount model;

•

a terminal value based on estimated 2024 net income (which was based on the Chemical internal forecast), which were used at the direction of TCF management, multiplied by a NTM P/E multiple range of 10.0x to 12.0x, which range was selected by J.P. Morgan based on factors which J.P. Morgan considered appropriate based on its experience and judgment;

•

discount rates from 9.0% to 11.0% representing Chemical’s cost of equity, which range was chosen by J.P. Morgan taking into account macroeconomic assumptions, estimates of risk, Chemical’s capital structure and other appropriate factors based on its experience and judgment;

•	a target Tier 1 common equity ratio of 10.0% (and with capital in excess of this target paid as dividends), as provided by TCF management;

•	a cost of excess capital of 2.50% (pre-tax), as provided by TCF management;

•	a 21.0% marginal tax rate, as provided by TCF management;

•	a mid-year convention; and

•	an estimated 71.6 million fully diluted shares of Chemical common stock outstanding as of December 31, 2018, as provided by Chemical management.

Based on the Chemical internal forecast and using a range of discount rates from 9.0% to 11.0%, reflecting estimates of Chemical’s cost of equity as described above, J.P. Morgan discounted the estimated dividend streams from Chemical for the period of 2019 through 2024 and the range of terminal values to derive present values, as of December 31, 2018, of Chemical.

This analysis implied an equity value per share of $42.40 to $51.59 per share of Chemical common stock as of December 31, 2018, based on the 71.6 million fully diluted shares of Chemical common stock outstanding as compared to the closing stock price of Chemical’s common stock on January 25, 2019 of $42.47, as illustrated by the following table:

Discount Rate	Terminal Multiple NTM P/E
	10.0x	11.0x	12.0x
9.0%	$45.63	$48.61	$51.59
10.0%	$43.97	$46.82	$49.67
11.0%	$42.40	$45.12	$47.84

Relative Value Analysis

Based upon the implied valuations for each of TCF and Chemical calculated pursuant to the trading multiples analyses and standalone dividend discount analyses described above, J.P. Morgan calculated a range of implied exchange ratios of a share of Chemical common stock to a share of TCF common stock, and then compared that range of implied exchange ratios to the exchange ratio in the merger of 0.5081 shares of Chemical common stock per share of TCF common stock.

For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each implied equity value of TCF by the high end of each implied equity value of Chemical. J.P. Morgan also calculated the ratio implied by dividing the high end of each implied equity value of TCF by the low end of each implied equity value of Chemical. J.P. Morgan assumed, in each case, that 100% of the merger consideration would be stock consideration.

This analysis indicated the following implied exchange ratios, compared in each case to the exchange ratio in the merger of 0.5081 shares of Chemical common stock per share of TCF common stock:

Comparison	Range of Implied Exchange Ratios
Public Trading Multiples Analysis
2019E P/E	0.4298 – 0.5989
P / TBV	0.4900 – 0.5447
Dividend Discount Analysis	0.4129 – 0.6095

Value Creation Analysis

J.P. Morgan prepared a value creation analysis that compared the equity value of TCF (based on the dividend discount analysis) to the pro forma combined company equity value. J.P. Morgan determined the pro forma combined company equity value by calculating the sum of (i) the equity value of TCF using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “—TCF Dividend Discount Analysis”, (ii) the equity value of Chemical using the midpoint value determined in J.P. Morgan’s dividend discount analysis described above in “—Chemical Dividend Discount Analysis” and (iii) the estimated present value of expected synergies, net of restructuring charges. There can be no assurance that the synergies and transaction-related expenses will not be substantially greater or less than the TCF estimate described above. The value creation analysis at the exchange ratio of 0.5081x provided for in the merger yielded accretion to the holders of TCF common stock of 17%.

Certain Other Information

J.P. Morgan also reviewed the implied historical exchange ratios during the period beginning on November 8, 2016 (the date of the most recent U.S. presidential election) and ending on January 25, 2019, which were calculated by dividing the daily closing price per share of TCF common stock by that of Chemical common stock, noting that the range of exchange ratios during such period was 0.3144x to 0.5324x, as compared to the exchange ratio in the proposed merger of 0.5081x.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of TCF or Chemical. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the TCF selected regional banks or Chemical selected regional banks reviewed as described in the above summary is identical to TCF or Chemical. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of TCF and Chemical. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to TCF and Chemical.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise TCF with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with TCF and Chemical and the industries in which they operate.

For financial advisory services rendered in connection with the merger, TCF has agreed to pay J.P. Morgan an estimated fee of approximately $25.0 million, of which $5 million became payable at the time J.P. Morgan delivered its opinion to TCF’s board of directors. In addition, TCF has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of the J.P. Morgan opinion, neither J.P. Morgan nor any of its affiliates have had any other material commercial or investment banking relationships with TCF or Chemical.

During the two year period preceding the date of the J.P. Morgan opinion, the aggregate fees received by J.P. Morgan from TCF were approximately $0.9 million, and J.P. Morgan received no fees from Chemical during such period. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of each of the outstanding TCF common stock and Chemical common stock. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or other financial instruments (including derivatives, bank loans or other obligations) of TCF or Chemical for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Interests of Chemical Directors and Executive Officers in the Merger

In considering the recommendation of the Chemical board of directors with respect to the merger, Chemical shareholders should be aware that certain of Chemical’s directors and executive officers have interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other shareholders of Chemical generally. The Chemical board of directors was aware of and considered these interests during its deliberations of the merits of the merger and in determining to recommend to Chemical shareholders that they vote for the Chemical merger proposal and thereby approve the transactions contemplated by the merger agreement, including the merger. See the sections entitled “— Background of the Merger” and “—Recommendation of the Chemical Board of Directors and Reasons for the Merger” of this joint proxy statement/prospectus. These interests are described in more detail below, and certain of them are quantified in the narrative and table below.

Treatment of Outstanding Chemical Equity Awards

All outstanding stock options, performance-based restricted stock units and time-vesting restricted stock units of Chemical, which we refer to as the Chemical equity awards, which are outstanding immediately before the effective time of the merger will continue to be awards in respect of Chemical common stock following the merger, subject to the same terms and conditions that were applicable to such awards before the effective time, except with respect to performance-based restricted stock units. Because the merger will constitute a change in control for purposes of the Chemical equity awards, the performance-based restricted stock units for which performance results have not been measured will be measured as of the latest practicable date before the closing of the merger and the number of performance-based restricted stock units will be fixed at the greater of the target (100%) performance level or actual performance, which we refer to as the “Chemical Earned Awards,” and such Chemical Earned Awards will continue to vest based on the executive’s continued service through the end of the applicable performance period.

The Chemical equity award agreements and any employment or change in control agreement governing the treatment of such awards (if applicable) each include “double-trigger” vesting if the executive is terminated by Chemical without cause or if the executive terminates his or her employment for good reason following a change in control, each a “qualifying termination.” Accordingly, if the executive experiences a qualifying termination following the closing of the merger, all unvested stock options and time-vesting restricted stock units will fully vest, and all Chemical Earned Awards in respect of the performance-based restricted stock units will also fully vest.

For an estimate of the amounts that would be payable to each of Chemical’s named executive officers upon a qualifying termination event in settlement of their unvested Chemical equity awards, see “Merger-Related Compensation for Chemical’s Named Executive Officers” below. The estimated aggregate amount that would be realized by the nine Chemical executive officers who are not named executive officers in settlement of their unvested Chemical equity awards that were outstanding on March 25, 2019 (excluding associated dividend equivalent rights accrued thereon) if the merger were to be completed on March 25, 2019 and the executive experienced a qualifying termination on that date is $4,130,674. This amount was calculated using a price per share of Chemical common stock of $44.73 (the average closing price of Chemical common stock on the first five business days following the announcement of the merger) and, in the case of performance-based restricted stock units, assumed target performance.

Existing Chemical Employment Agreements

Chemical has existing employment agreements with the following named executive officers: David Provost, Gary Torgow, Dennis Klaeser, Thomas Shafer and J. Brennan Ryan.

Employment Agreements with Mr. Provost and Mr. Torgow. On January 27, 2019, each of Mr. Provost and Mr. Torgow entered into retention agreements with Chemical, as described below, which will become effective on the closing date of the merger, and will supersede their existing employment agreements dated February 27, 2018. Neither the current employment agreement between Chemical and each of Mr. Provost and Mr. Torgow, nor the January 27, 2019 retention agreement between Chemical and each of Mr. Provost and Mr. Torgow, contain any severance payments related specifically to a change in control, although each agreement includes severance payments and benefits in the event either executive is terminated without cause by Chemical or if he terminates his employment for good reason.

Employment Agreements with Mr. Klaeser, Mr. Shafer and Mr. Ryan. Under Chemical’s employment agreements with each of Mr. Klaeser, Mr. Shafer and Mr. Ryan, the merger will constitute a change in control. Under each employment agreement, if the executive is terminated by Chemical without cause, or with respect to Mr. Klaeser and Mr. Ryan, if the executive terminates his employment for good reason, each within six months before or two years following a change in control, we will pay each executive:

•

a lump sum cash severance payment in the amount of two times the executive’s then current base salary (disregarding any reduction in base salary due to a good reason termination, if applicable) plus the average of the executive’s cash bonuses under Chemical’s annual cash incentive plan for each of the most recent three complete calendar years (or such lesser number of completed calendar years that the executive has been employed by us), which we refer to as the “Change in Control Payment”;

•	a lump sum health care stipend in the amount of $10,000; and

•	reimbursement for executive-level outplacement services for a period not to exceed 12 months.

In addition, with respect to Mr. Shafer, if during the term of his employment agreement, a good reason event occurs within two years following a change in control, he will receive a lump sum retention bonus in the amount of the Change in Control Payment. Mr. Shafer currently serves as President and Chief Executive Officer of Chemical Bank. Following the merger, he will serve as President and Chief Operating Officer of the combined bank. Because Mr. Shafer’s position and responsibilities will change following the merger, he will experience a good reason event under his employment agreement and will be entitled to the above-described retention bonus when the merger closes. Following his receipt of the retention bonus, he will no longer be entitled to a Change in Control Payment or other cash severance if he is later terminated without cause following the merger; however, his employment agreement will remain in effect through the then-current term and he will remain entitled to his current compensation and benefits through the end of such term.

Under each executive’s employment agreement, all severance payments and benefits (other than Mr. Shafer’s retention bonus) are conditioned on each executive’s execution of a mutually agreeable release of claims. In addition, each executive has agreed to non-competition and non-solicitation covenants during the term of each employment agreement and for a period of 24 months following the executive’s termination date, and ongoing obligations regarding the use of confidential information. Under the employment agreements, if any severance payments would be subject to excise taxes under Section 4999 of the Code, such payments will be reduced to the extent necessary so that no portion of the payments are subject to excise taxes, but only if reducing the payments provides the executive with a net after-tax benefit that is greater than if the reduction is not made.

For an estimate of the amounts that would be payable to Mr. Klaeser, Mr. Shafer and Mr. Ryan upon a qualifying termination event under their respective employment agreements, see “Merger-Related Compensation for Chemical’s Named Executive Officers” below.

Chemical Change in Control Agreements

Except as noted below, each of Chemical’s executive officers, other than its named executive officers, have a change in control agreement, which provides for, among other things, “double-trigger” severance benefits upon a qualifying termination without cause by Chemical or for good reason by the executive following a change in control. The closing of the merger will constitute a change in control for purposes of each change in control agreement. In lieu of a change in control agreement, Chemical has entered into an employment agreement with one executive officer that does not have any severance payments related specifically to a change in control.

Under the change in control agreements, if the executive experiences a qualifying termination within two years following a change in control or within six months before the date of a change in control, the executive is entitled to receive a severance payment in a lump sum equal to 1.5 times the sum of (a) his or her annual base salary (disregarding any reduction in base salary due to a good reason termination) plus (b) an amount equal to the average of his or her annual performance bonuses during the three most recently completed calendar years before the change in control event (or the lesser number of years such executive has been employed). Each executive will also receive a lump sum health care stipend in the amount of $10,000 and reimbursement for executive-level outplacement services for a period not to exceed 12 months.

The estimated aggregate amount that would be payable to Chemical’s eight executive officers with change in control agreements if the merger were to be completed on March 25, 2019 and each executive experienced a qualifying termination on that date is $6,523,789.

New Retention Agreements with David Provost and Gary Torgow

On January 27, 2019, each of Mr. Provost and Mr. Torgow entered into retention agreements with Chemical that will become effective on the closing date of the merger, pursuant to which Mr. Provost will serve as Executive Vice Chair of the board of directors of the combined company and Chair of the board of directors of the combined bank, and Mr. Torgow will serve as the Executive Chair of the board of directors of the combined company. Each retention agreement will supersede the current employment agreement between each executive and Chemical dated as of February 27, 2018. The retention agreements provide for the following:

•

A base salary of $950,000, a monthly car allowance of $900, and reimbursement for membership in two country clubs of his selection, which is unchanged from each executive’s current employment agreement.

•

Each executive will be eligible, among other things, to participate in the combined company’s annual bonus and equity programs for senior executives, with an annual bonus target equal to 100% of base salary and annual equity-based awards with a target level grant date fair value equal to 200% of base salary.

•

Each executive will be provided with an office on the executive floor of Chemical’s headquarters in Detroit, Michigan, exclusive use of the executive assistant assigned to executive immediately before the effective date of the merger, access to executive floor office suites for business use, use of a driver, the ability to recommend donations to charities and corporate sponsorships, company provided and maintained smartphone, laptop and home office technological equipment, access to the company aircraft for, and reimbursement of all travel and other expenses incurred related to, business activities on behalf of Chemical, the bank and their affiliates, including for attendance at bank-related or banking industry conferences, which are referred to herein as the Office of the Chairman Benefits.

•

In the event that either executive is terminated by Chemical without cause, or the executive resigns for good reason, the executive will be entitled to the following payments, which are generally consistent with what each would be entitled to receive under his current employment agreement:

•

two times the executive’s then base salary (disregarding any reduction in base salary due to a good reason termination and with base salary calculated as the higher of actual base salary or $950,000), plus two times the average of executive’s bonuses under Chemical’s annual cash incentive plan for each of the three most recently completed calendar years (with each bonus calculated as the higher of the actual bonus, including amounts deferred or paid in the form of equity, or $1.5 million per year (such highest bonus, the “Recent Bonus”)); and

•

a lump-sum payment equal to 24 times the executive’s monthly contribution towards coverage under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, for employee and dependent health, prescription drug and dental coverage elections under Chemical’s employee benefit plans providing such benefits, minus the COBRA administrative cost.

•	Each executive may retire on or after 18 months following the effective date of the merger, upon 30-days advance written notice to the board. If the executive retires, he is entitled to receive (a) a continuation payment equal to the sum of (i) his base salary through the remainder of the term, and (ii) an amount equal to (A) the quotient of his Recent Bonus divided by 365 multiplied by (B) the number of days between the date of his termination and the last day of the term of the agreement, (b) full vesting of all equity-based awards granted after February 27, 2018 (with performance-based awards to vest at the greater of target or actual performance as of the termination date), (c) a lump sum payment equal to the executive’s monthly contribution towards coverage under COBRA for the remainder of the term, minus the COBRA administrative cost, and (d) a prorated annual bonus for the year in which the termination date occurs.

•

Consistent with each executive’s current employment agreement, all separation payments and benefits are conditioned on each executive’s execution of a mutually agreeable release of claims. In addition, each executive has agreed to non-competition and non-solicitation covenants during the term of each retention agreement and for a period of 24 months following the executive’s termination date, and ongoing obligations regarding the use of confidential information.

•

Upon any termination of executive’s employment during or following expiration of the term of the retention agreement, Chemical will continue to provide each executive with the Office of the Chairman Benefits, while the executive continues to serve on the board of directors.

•

If any severance payments payable to the executive would be subject to excise taxes under Section 4999 of the Code, such payments will be reduced to the extent necessary so that no portion of the payments are subject to excise taxes, but only if reducing the payments provides the executive with a net after-tax benefit that is greater than if the reduction is not made.

Membership of the Board of Directors of the Combined Company and Bank

The board of directors of the combined company following the merger will consist of sixteen directors, including Gary Torgow (who will serve as Chair), David Provost and six other members of the Chemical board of directors, designated by Chemical. Other than Mr. Torgow and Mr. Provost, as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current Chemical directors will be appointed to the board of directors of the combined company in the merger.

The board of directors of the combined bank following the bank merger will consist of eleven directors, including four executive officers from Chemical—David Provost (who will serve as Chair), Thomas Shafer, Dennis Klaeser and Sandra Kuohn.

Merger-Related Compensation for Chemical’s Named Executive Officers

The section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Chemical’s named executive officers that is based on or that otherwise relates to the merger. The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of Chemical’s shareholders, as described above in “Chemical Proposals—Chemical Proposal No. 3 - Chemical Compensation Proposal.” The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each Chemical named executive officer would receive, using the following assumptions:

•	The merger is consummated on March 25, 2019 (which is an assumed date solely for the purposes of calculations in this section);

•	Mr. Klaeser, Mr. Shafer and Mr. Ryan each experience a qualifying termination immediately following the merger;

•

For unvested time-based and performance-based restricted stock units set forth in the table, associated dividend equivalent rights have been excluded, and all performance-based restricted stock units are measured at the target performance level; and

•

The amounts below are determined using a price per share of Chemical common stock of $44.73, the average closing price per share over the first five business days following the announcement of the merger agreement, and are based on Chemical equity awards that were outstanding as of March 25, 2019.

The calculations in the table do not include amounts that Chemical’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. In addition, these amounts do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($) (1)		Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
David Provost	—	(a)	5,170,564	—	5,170,564
Gary Torgow	—	(a)	5,170,564	—	5,170,564
Dennis Klaeser	2,674,677	(b)	1,938,867	35,000	4,648,544
Thomas Shafer	3,347,667	(b)	2,172,268	35,000	5,554,934
J. Brennan Ryan	2,340,000	(b)	933,157	35,000	3,308,157

(1)	Cash.

(a)

With respect to Mr. Provost and Mr. Torgow, neither their current employment agreements with Chemical nor their new retention agreements that will become effective on the closing date of the merger, contain any severance provisions that are based on or otherwise relate to a change in control; however, each executive would receive a cash severance payment of $4,900,000 if the executive is terminated by Chemical without cause or if he terminates his employment for good reason, whether or not such termination follows a change in control, assuming such qualifying termination occurred immediately following the assumed merger closing date of March 25, 2019. See “—Interests of Chemical Directors and Executive Officers in the Merger—New Retention Agreements with David Provost and Gary Torgow.”

(b)

With respect to Mr. Klaeser, Mr. Shafer and Mr. Ryan, the amounts in this column reflect “double-trigger” lump sum cash payments to which each executive is entitled under the executive’s employment agreement, if such executive experiences a qualifying termination in the period commencing six months before and ending two years following the merger. In addition, with respect to Mr. Shafer, if during the term of his employment agreement, a good reason event occurs within two years following the merger, he will receive the amount set forth in this column, but he will not be entitled to any additional cash severance if he is later terminated without cause. See “—Interests of Chemical Directors and Executive Officers in the Merger—Existing Chemical Employment Agreements.”

(2)

Equity. The amounts in this column reflect the value of “double-trigger” vesting of each executive’s unvested Chemical equity awards, assuming the executive experiences a qualifying termination following the merger, which will result in (a) full vesting of all unvested stock options and time-vesting restricted stock units, and (b) the performance-based restricted stock units for which performance results have not been measured being measured as of the latest practicable date before the consummation of the merger and the number of performance-based restricted stock units being fixed at the greater of the target (100%) performance level or actual performance, which we refer to as the “Chemical Earned Awards” and full vesting of all such Chemical Earned Awards.

Name	Unvested Stock Options ($)(a)	Unvested Time-Vesting RSUs ($)	Unvested Performance- Based RSUs ($)(b)	Total ($)(c)
David Provost	—	2,405,982	2,764,582	5,170,564
Gary Torgow	—	2,405,982	2,764,582	5,170,564
Dennis Klaeser	—	802,411	1,136,455	1,938,867
Thomas Shafer	—	802,143	1,370,125	2,172,268
J. Brennan Ryan	—	601,171	331,986	933,157

(a)

Mr. Shafer is the only executive officer with unvested stock options; however, such options were not in-the-money based on the assumed price per share of Chemical common stock of $44.73, which was the average closing price per share over the first five business days following the announcement of the merger agreement.

(b)

All performance-based restricted stock units are measured at the target performance level. However, if the highest level of performance is satisfied, then the value of the performance-based restricted stock units would be as follows: Mr. Provost—$4,146,874; Mr. Torgow—$4,146,874; Mr. Klaeser—$1,704,683; Mr. Shafer—$2,055,187; Mr. Ryan—$497,979.

(c)

If the highest level of performance is satisfied on the performance-based restricted stock units then the total value of vested equity would be as follows: Mr. Provost—$6,552,856; Mr. Torgow—$6,552,856; Mr. Klaeser—$2,507,094; Mr. Shafer—$2,857,330; Mr. Ryan—$1,099,150.

(3)

Perquisites/Benefits. With respect to Mr. Provost and Mr. Torgow, neither their current employment agreements with Chemical nor their new retention agreements that will become effective on the closing date of the merger, contain any benefits that are based on or otherwise relate to a change in control; however, each executive would receive a lump sum amount equal to 24 times the executive’s monthly contribution towards COBRA for employee dependent health, prescription drug and dental coverage elections under Chemical’s employee benefit plans providing such benefits, minus the COBRA administrative cost, estimated at $31,438, assuming such qualifying termination occurred immediately following the assumed merger closing date of March 25, 2019. See “—Interests of Chemical Directors and Executive Officers in the Merger—New Retention Agreements with David Provost and Gary Torgow.” With respect to Mr. Klaeser, Mr. Shafer and Mr. Ryan, the amounts in this column reflect “double-trigger” payments to which each executive is entitled under the executive’s employment agreement, if such executive experiences a qualifying termination in the period commencing six months before and ending two years following the merger, and are comprised of a $10,000 lump-sum health care stipend and the value of executive-level outplacement services for a period not to exceed 12 months, estimated at $25,000.

Interests of TCF Directors and Executive Officers in the Merger

In considering the recommendation of the TCF board of directors, TCF shareholders should be aware that the directors and executive officers of TCF have certain interests in the merger that may be different from, or in addition to, the interests of TCF shareholders generally. The TCF board of directors was aware of these interests and considered them, among other matters, in making its recommendation that the TCF shareholders vote to approve the merger proposal.

Treatment of TCF Equity Awards

At the effective time of the merger, under the terms of the merger agreement, each outstanding TCF equity award will be adjusted so that its holder will be entitled to receive a number of shares of Chemical common stock equal to the product of (i) the number of shares of TCF common stock subject to such TCF equity award, as applicable, immediately prior to the effective time multiplied by (ii) the exchange ratio and (iii) rounded, as applicable, to the nearest whole share. Such adjusted equity awards will be subject to the same terms and conditions as the TCF equity awards immediately prior to the effective time (including, without limitation, with respect to vesting conditions (taking into account any vesting upon the occurrence of the effective time that is applicable to the TCF equity awards granted to non-employee directors) and cash dividend equivalent rights). All TCF equity awards held by an employee whose employment will continue with the combined company or its subsidiaries after the effective time will vest in their entirety to the extent such employee’s employment is terminated by the combined company without cause or by the employee for good reason prior to the second anniversary of the effective time.

Pursuant to the merger agreement, for any TCF equity awards that are subject to performance-based vesting, the number of shares of TCF common stock underlying such award will be calculated and fixed as of the effective time assuming achievement of the applicable performance conditions at the greater of target level performance and the actual level of achievement of such conditions based on TCF’s performance results through the latest practicable date prior to the effective time, and such awards will convert into service-based vesting awards with the applicable vesting date to be the last day of the original performance period. For performance-based awards for which performance is achievable at a single level, the performance conditions will no longer be relevant as of the effective time.

For an estimate of the amounts that would become payable to TCF’s named executive officers upon the vesting and settlement of their unvested equity-based awards, see “—Merger-Related Compensation for TCF’s Named Executive Officers” below. TCF estimates that the aggregate amount that would become payable to its executive officers who are not named executive officers in respect of their unvested equity-based awards on a “double-trigger” basis if the effective time of the merger were March 25, 2019 and such executive officers are terminated by TCF without cause or by the executive officer for good reason within 24 months following the closing date of the merger (a “covered termination”) is $8,164,837. TCF estimates that the aggregate amount that would become payable to its eleven non-employee directors in settlement of their unvested equity-based awards if the effective time of the merger were March 25, 2019 is $736,210. The amounts in this paragraph were determined using a price per share of TCF common stock of $22.49 (the average closing price of shares of TCF common stock on the five business days following the announcement of the merger) and, in the case of performance-vesting awards, were determined assuming the maximum level of performance. These amounts are based on multiple assumptions, which may or may not be accurate on the relevant date, and do not reflect certain compensation actions that may occur before the effective time of the merger.

Change in Control Severance Agreements

TCF is party to Change in Control Severance Agreements with executive officers Brian Maass, William Henak, Michael Jones, Thomas Jasper, Thomas Butterfield, James Costa, Andrew Jackson, Joseph Green and Patricia Jones. Pursuant to the change in control severance agreements, if the employment of Messrs. Maass, Henak, Jones, Jasper, Butterfield, Costa, Jackson or Green or Ms. Jones is terminated within 24 months following a change in control other than by the combined company for cause, by reason of death or disability or by the executive without good reason (a “qualifying termination”), the executive is entitled to the following payments and benefits: (i) a cash lump sum payment equal to 1.5 times the sum of the executive’s (x) base salary and (y) target annual bonus, (ii) continued disability, accident and health insurance benefits at no greater after-tax cost to the executive than immediately prior to termination for 24 months following termination and (iii) any earned but unpaid incentive compensation for the fiscal year prior to termination.

All such payments and benefits are subject to execution and non-revocation of a release of claims and compliance with certain restrictive covenants, including a non-solicitation of employees and customers covenant for 18 months following termination and a perpetual confidentiality covenant. To the extent that any payments would be subject to excise taxes under Section 280G of the Internal Revenue Code, payments will be reduced to the extent necessary so that no portion of the payments are subject to excise taxes, if and only if the executive is in a better after-tax position than absent such cutback.

Pursuant to the terms of the merger agreement, the merger will constitute a “change in control” within the meaning of the change in control severance agreements. TCF estimates that the aggregate amount that would become payable to its executive officers who are not named executive officers in respect of their change in control severance agreements if the effective time of the merger were March 25, 2019 and such executive officers experience a qualifying termination in connection with the merger is $5,512,500. For an estimate of the amounts that would become payable to TCF’s named executive officers under their change of control severance agreements if each experienced a qualifying termination of employment immediately following the effective time of the merger, see “—Merger-Related Compensation for TCF’s Named Executive Officers” below.

Mr. Jasper terminated employment with TCF effective February 1, 2019. Accordingly, as of an assumed effective time of the merger of March 25, 2019, he will not be entitled to payments under his change in control severance agreement. He is instead entitled to certain payments and benefits under his separation and release agreement, the terms of which are described in further detail under “—Post-Closing Roles” below.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the terms of the merger agreement, from and after the effective time, the surviving corporation would indemnify certain persons, including TCF’s directors and executive officers. In addition, for a period of six years from the effective time, the surviving corporation would maintain an insurance policy for the benefit of certain persons, including TCF’s directors and executive officers. For additional information, see “The Merger Agreement—Director and Officer Indemnification and Insurance” beginning on page 122.

Post-Closing Roles

Concurrently with the signing of the merger agreement, TCF entered into an amended and restated employment agreement with Craig Dahl. This amended and restated employment agreement, which will become effective upon the closing of the merger, provides that Mr. Dahl will serve as Chief Executive Officer of the combined company. The employment agreement has a term ending on the third anniversary of the closing of the merger, except if a change in control of the combined company occurs during the term, the employment agreement extends to the later of the day which is 24 months following the date of such change in control and the third anniversary of the closing of the merger.

Under the employment agreement, Mr. Dahl is eligible to receive:

•	an annual base salary of $1,050,000;

•	an annual target bonus opportunity that is no less than 100% of base salary; and

•

an annual equity-based award with a target value equal to 200% of base salary, consisting of time and performance-vesting awards and on terms no less favorable than applicable to other senior executives.

In the event of a termination of employment by the combined company without cause or by Mr. Dahl for good reason, subject to Mr. Dahl’s execution and non-revocation of a release of claims, Mr. Dahl will be eligible to receive:

•	a lump sum equal to 2.5 times the sum of (i) his annual base salary and (ii) his annual target bonus;

•	any earned but unpaid annual bonus;

•	payment of monthly COBRA insurance premiums for up to 24 months; and

•

vesting of all equity awards granted prior to the completion of the merger in accordance with their terms and accelerated vesting of all equity awards granted on and after the effective date of the employment agreement, with performance awards vesting at the greater of target performance and actual performance, based on results through the last completed calendar quarter prior to the termination date.

To the extent that any payments would be subject to excise taxes under Section 280G of the Internal Revenue Code, payments will be reduced to the extent necessary so that no portion of the payments are subject to excise taxes, if and only if the executive is in a better after-tax position than absent such cutback. Under the employment agreement, Mr. Dahl is subject to non-competition and employee and customer non-solicitation covenants during employment and for a period of 24 months following termination of his employment.

On February 7, 2019, it was announced that Thomas Jasper resigned from his employment with TCF and his position as a director on TCF’s board of directors effective as of February 1, 2019. In connection with his resignation, TCF entered into a separation and release agreement with Mr. Jasper pursuant to which he received a payment that consists of (i) a $1,399,592 lump sum cash amount in separation pay and (ii) $840,000 as payment in satisfaction of amounts due to Mr. Jasper for past performance pursuant to TCF’s 2018 short-term cash incentive plan. In the event that the merger is approved by TCF shareholders and subsequent to that date the merger is consummated prior to January 30, 2020, TCF shall make an additional payment to Mr. Jasper in the amount of $1,530,608. Pursuant to his separation and release agreement, TCF shall also arrange to provide Mr. Jasper and his dependents substantially similar health and welfare benefits at no greater after-tax cost to Mr. Jasper than the after-tax cost immediately prior to termination, until August 31, 2020, or when he is able to secure similar coverage through another employer, whichever comes first. The separation and release agreement includes a release of claims against TCF and certain restrictive covenants, including non-competition, non-solicitation and non-hire provisions for the period from February 1, 2019 through December 1, 2019.

Membership of the Board of Directors of the Combined Company and Bank

The board of directors of the combined company following the merger will consist of sixteen directors, including Mr. Dahl, Vance Opperman (who will serve as lead independent director) and six other members of the TCF board of directors, designated by TCF. Other than Mr. Dahl and Mr. Opperman, as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to which current TCF directors will be appointed to the board of directors of the combined company in the merger.

The board of directors of the combined bank following the bank merger will consist of eleven directors, including four executive officers from Chemical—Mr. Dahl, Michael Jones, William Henak, James Costa, Thomas Butterfield, Brian Maass and Patricia Jones.

Merger-Related Compensation for TCF’s Named Executive Officers

The following table and the related footnotes provide information about the compensation that could potentially become payable to TCF’s named executive officers (as identified in accordance with SEC regulations) that is based on or otherwise relates to the merger and is intended to comply with Item 402(t) of Regulation S-K. The figures in the table are estimated based on current compensation levels and assume, among other things, that each of TCF’s named executive officers is terminated without cause immediately following the effective time of the merger. For additional details regarding the terms of the payments described below, see the discussion under the caption “—Interests of TCF Directors and Executive Officers in the Merger” above.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below, and do not reflect certain compensation actions that may occur before the effective time of the merger. For purposes of calculating such amounts, we have assumed:

•	March 25, 2019 as the effective date of the merger (which is an assumed date solely for the purposes of calculations in this section); and

•	a severance-qualifying termination of each named executive officer’s employment immediately following the effective time of the merger.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites / Benefits ($)(4)	Total ($)
Craig Dahl	5,250,000	6,639,993	18,243	11,908,236
Brian Maass	1,246,875	3,010,421	25,175	4,282,471
William Henak	1,456,875	3,358,904	18,301	4,834,080
Michael Jones	1,548,750	2,839,183	25,178	4,413,111
Thomas Jasper	1,530,608	—	—	1,530,608

(1)

Mr. Jasper terminated employment with TCF effective February 1, 2019. Accordingly, as of an assumed effective time of the merger of March 25, 2019, he will not be entitled to merger-related compensation, except for a payment in the amount of $1,530,608 in the event the closing of the merger occurs prior to January 30, 2020 pursuant to the terms of his separation and release agreement.

(2)	The cash amount payable to the named executive officers, except for Mr. Jasper, consists of the following components:

(a)	a cash severance payment equal to a lump sum equal to 1.5 times (2.5 times for Mr. Dahl) the sum of the executive’s (i) annual base salary and (i) annual target bonus; and
(b)	to the extent not yet paid, any annual bonus for the year prior to termination.

The cash severance payments are “double trigger” (i.e., contingent upon a qualifying termination of employment following the effective time of the merger).

(3)

As described above, at the effective time of the merger, each outstanding TCF equity award will be adjusted so that its holder will be entitled to receive a number of shares of Chemical common stock equal to the product of (i) the number of shares of TCF common stock subject to such TCF equity award, as applicable, immediately prior to the effective time multiplied by (ii) the exchange ratio and (iii) rounded, as applicable, to the nearest whole share. For performance-based awards, the number of shares of TCF common stock underlying such award will be calculated and fixed as of the effective time assuming achievement of the applicable performance conditions at the greater of target level performance and the actual level of achievement of such conditions based on TCF’s performance results through the latest practicable date prior to the effective time, and such awards will convert into service-based vesting awards with the applicable vesting date to be the last day of the original performance period. For performance-based awards for which performance is achievable at a single level, the performance conditions will no longer be relevant as of the effective time of the merger. To the extent not vested as of the effective time of the merger, such awards will vest in their entirety to the extent the named executive officer’s employment is terminated by the combined company without cause or by the employee for good reason prior to the second anniversary of the effective time (i.e., “double trigger”). This table assumes a price per share of TCF common stock of $22.49 (the average closing price of shares of TCF common stock on the five business days following the announcement of the merger). Set forth below is the estimated value of each type of unvested TCF equity-based award held by the named executive officers that would become vested upon a qualifying termination of employment following the effective time of the merger.

Name	Performance-Vesting Restricted Stock Units (at maximum) ($)	Restricted Stock ($)
Craig Dahl	4,834,945	1,805,048
Brian Maass	1,500,330	1,510,091
William Henak	1,921,928	1,436,976
Michael Jones	2,101,736	737,447
Thomas Jasper	—	—

(4)

The change in control severance agreements for Messrs. Maass, Henak, and Jones provide for continued disability, accident and health insurance benefits at no greater after-tax cost to the executive than immediately prior to termination for 24 months following termination. The employment agreement for Mr. Dahl provides for payment of monthly COBRA insurance premiums for group health and dental insurance for up to 24 months following a qualifying termination. The payment of continued welfare benefits is “double trigger.”

Mr. Jasper will not be entitled to continued disability, accident and health insurance benefit payments under his change in control severance agreement, but rather is entitled to certain health and welfare benefits pursuant to his separation and release agreement, as described above.

Name	Continued Health and Welfare Benefits ($)
Craig Dahl	18,243
Brian Maass	25,175
William Henak	18,301
Michael Jones	25,178
Thomas Jasper	—

Board of Directors and Management Following the Merger

The merger agreement includes proposed amendments to the bylaws of the combined company that will become effective at the effective time of the merger. The bylaw amendments will effect the corporate governance arrangements described below. For a period of 36 months following the effective time of the merger, the affirmative vote of at least 75% of the entire board of directors of the combined company will be required to modify, amend or repeal the bylaw provisions providing for these corporate governance arrangements, or to adopt any bylaw provisions or other resolutions inconsistent with such corporate governance arrangements (including by proposal or recommendation to shareholders of the combined company).

•

Composition of the Board of Directors. Upon completion of the merger, the board of directors of the combined company will be comprised of 16 directors, with eight directors designated by each of Chemical and TCF. For a period of 36 months following the effective time of the merger, there will be eight “Legacy Chemical Directors,” which are the directors initially designated by Chemical (two of whom will be Gary Torgow and David Provost), and any additional directors nominated by the Legacy Chemical Directors Nominating Committee (as defined below); and eight “Legacy TCF Directors,” which are the directors initially designated by TCF (two of whom will be Craig Dahl and Vance Opperman), and any additional directors nominated by the Legacy TCF Directors Nominating Committee (as defined below).

•

Replacement of Vacant Directorships and Nominations of Directors. The “Legacy Chemical Directors Nominating Committee” and the “Legacy TCF Directors Nominating Committee” will be committees of the board of directors comprised of all of the Legacy Chemical Directors and all of the Legacy TCF Directors, respectively, who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the exchange on which the combined company’s common stock is listed. For 36 months following the effective time of the merger, the Legacy Chemical Directors Nominating Committee will have the exclusive authority to nominate directors to fill each seat previously held by a Legacy Chemical Director, and the Legacy TCF Directors Nominating Committee will have the exclusive authority to nominate directors to fill each seat previously held by a Legacy TCF Director.

•

Chair; Vice Chair; CEO and President; Lead Director. At the effective time of the merger, Mr. Torgow will continue to serve as Chair of the combined company and its board of directors, Mr. Provost will become and serve as Vice Chair of the combined company and its board of directors, Mr. Dahl will become and serve as Chief Executive Officer and President of the combined company and Mr. Opperman will become and serve as Lead Director of the combined company board of directors. For the 36-month period following the effective time of the merger, any removal of, termination of employment of, amendment or modification to any employment or similar agreement adversely affecting, or modification to any duties, authority or reporting relationships set forth in the bylaws of any of the persons set forth in the preceding sentence, will require the affirmative vote of at least 75% of the entire board of directors. The bylaws also set forth the duties of the lead director and provide that any additional grant or delegation of duties, power or authority to the lead director requires the affirmative vote of at least 75% of the entire combined company board of directors.

•

Committees of the Board of Directors. For a period of 36 months following the effective time of the merger, each committee of the board of directors of the combined company will have at least four members and, subject to compliance with any independence or other requirements of the exchange on which the combined company’s common stock is listed, will be composed of 50% Legacy Chemical Directors and 50% Legacy TCF Directors.

•

Executive Management of TCF Bank. The combined company, in its capacity as sole shareholder of TCF Bank, will cause TCF Bank to appoint Mr. Provost as Chairman of TCF Bank and Mr. Dahl as Chief Executive Officer of TCF Bank. For the 36-month period following the effective time of the merger, the combined company will cause TCF Bank not to remove, terminate the employment of, appoint a replacement for or amend or modify any employment or similar agreement in a way adversely affecting either Mr. Provost or Mr. Dahl with regard to the foregoing capacities except with the affirmative vote of 75% of the entire board of directors. For the 36-month period following the effective time of the merger, the combined company may not exercise its authority to modify, amend or repeal any of the provisions of the bylaws of TCF Bank relating to the duties, authority or reporting relationships of the Chairman or the Chief Executive Officer of TCF Bank without the affirmative vote of at least 75% of the entire board of directors.

Dividends/Distributions

From and after the date of the merger agreement, TCF may not, and may not permit its subsidiaries to, without the prior written consent of Chemical (such consent not to be unreasonably withheld, conditioned or delayed), make, declare or pay any dividend or other distributions other than dividends paid by any of TCF’s subsidiaries to TCF or any of TCF’s wholly-owned subsidiaries and other than regular quarterly cash dividends by TCF at a rate not in excess of such amount set forth in the merger agreement.

From and after the date of the merger agreement, Chemical may not, and may not permit its subsidiaries to, without the prior written consent of TCF (such consent not to be unreasonably withheld, conditioned or delayed), make, declare or pay any dividend or other distributions other than dividends paid by any of Chemical’s subsidiaries to Chemical or any of Chemical’s wholly-owned subsidiaries and other than regular quarterly cash dividends by Chemical at a rate not in excess of such amount sent forth in the merger agreement.

After the effective time of the merger, no dividends or other distributions declared or made with respect to shares of Chemical common stock or Chemical Series C preferred stock will be paid to the holder of any unsurrendered certificate or book entry share that evidenced ownership of shares of TCF common stock or TCF Series C preferred stock, as applicable, until such holder properly surrenders such shares. See “ — Conversion of Shares; Exchange and Payment Procedures” beginning on page 114.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

Completion of the merger and the bank merger are subject to the receipt of all approvals required to complete the transactions contemplated by the merger agreement from (i) the Federal Reserve Board, (ii) the OCC and (iii) any other regulatory approval, the failure of which to obtain would reasonably be expected to have a material adverse effect on Chemical or TCF, and the expiration of any applicable statutory waiting periods, in each case, without the imposition of a materially burdensome regulatory condition. Notifications and/or applications requesting approval may also be submitted to various other federal and state regulatory authorities and self-regulatory organizations. Chemical and TCF have agreed to use their reasonable best efforts to obtain as promptly as practicable all required regulatory approvals. Chemical, TCF and/or their respective subsidiaries filed applications and notifications to obtain these regulatory approvals on March 15, 2019.

Federal Reserve Board

Completion of the merger is subject, among other things, to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, which we refer to as the BHC Act. In considering the approval of an application under Section 3 of the BHC Act, the Federal Reserve Board reviews certain factors, including: (i) the competitive impact of the transaction, (ii) the financial and managerial resources of the bank holding companies and banks involved (including consideration of capital adequacy, liquidity, and earnings performance; the competence, experience, and integrity of the officers, directors, and principal shareholders; and the records of compliance with applicable laws and regulations) and the future prospects of the combined organization (including consideration of the current and projected capital positions and levels of indebtedness), (iii) the convenience and needs of the communities to be served, (iv) the effectiveness of the companies in combating money laundering, and (v) the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system.

In considering an application under Section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1977, which we refer to as the CRA. In addition, in connection with an interstate merger transaction, the Federal Reserve Board considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, including the capital position of the acquiring bank holding company, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws.

Office of the Comptroller of the Currency

The prior approval of the OCC under the Bank Merger Act is required for the merger of Chemical Bank with and into TCF Bank. In reviewing applications under the Bank Merger Act, the OCC must consider a number of factors, including: (i) the effect of a proposed merger on competition, (ii) financial and managerial resources of the depository institutions party to the bank merger and future prospects of the resulting institution, (iii) convenience and needs of the communities to be served, (iv) the effectiveness of both institutions in combating money laundering, and (v) the risk to the stability of the U.S. banking and financial system. Additionally, the OCC considers the capital level of the resulting bank, the conformity of the transaction to applicable law, the purpose of the merger, the impact of the merger on the safety and soundness of the bank, and the effect on the bank’s or savings association’s shareholders, depositors, other creditors and customers. In addition, in connection with an interstate bank merger transaction, OCC considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, including the capital position of the acquiring bank, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws.

Additionally, as required by the CRA, and in reviewing the convenience and needs of the communities to be served, the OCC will consider the records of performance of the relevant insured depository institutions under the CRA. TCF Bank’s establishment and operation of branches at Chemical Bank’s existing branch locations is also subject to approval by the OCC.

Public Comments and Notice

Furthermore, the BHC Act, the Bank Merger Act, Federal Reserve Board and OCC regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board and OCC, as applicable, and authorize the Federal Reserve Board and OCC to hold a public hearing or meeting if the Federal Reserve Board or OCC, as applicable, determines that a hearing or meeting would be appropriate. The Federal Reserve Board and the OCC takes into account the views of third party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. As part of the review process in merger transactions, the Federal Reserve and OCC frequently receive protests from community groups and others. Any hearing, meeting or comments provided by third parties could prolong the period during which the applicable application is under review by the Federal Reserve Board or the OCC. As of their last respective CRA examinations, Chemical Bank received an overall “satisfactory,” and TCF Bank received an overall “outstanding,” regulatory rating with respect to CRA compliance.

Waiting Periods

Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the Department of Justice, which we refer to as the DOJ, may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or the OCC, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the OCC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices

Chemical Bank is regulated by the Michigan Department of Insurance and Financial Services, which we refer to as the Michigan DIFS. As required by Michigan law, a notice was filed with the Michigan DIFS advising the agency that Chemical Bank intends to merge with and into TCF Bank.

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Based on information available to us as of the date hereof, Chemical and TCF believe that neither the merger nor the bank merger raises substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, neither Chemical nor TCF can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, each party’s ability to obtain the approvals on satisfactory terms, or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or if such a challenge is made, as to the result of such challenge.

The processing time for obtaining regulatory approvals for mergers and bank mergers, particularly for larger institutions, has increased since the financial crisis. Specifically, the Dodd-Frank Act requires bank regulators to consider financial stability concerns when evaluating a proposed transaction.

If there is an adverse development in either party’s regulatory standing, Chemical or TCF may be required to withdraw some or all of its respective application for approval of the merger and the bank merger, and, if possible, resubmit it after the applicable supervisory concerns have been resolved.

ACCOUNTING TREATMENT

The merger of TCF with and into Chemical will be accounted for as a reverse acquisition using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10, Business Combinations, which provides guidance for determination of the accounting acquiring entity in this transaction. Factors considered within this guidance included, but were not limited to, the following:

•	the relative voting interests of Chemical shareholders and TCF shareholders in the combined company after the merger is completed;

•	the composition of the board of directors of the combined company after the merger is completed;

•	the composition of executive and senior management of the combined company after the merger is completed;

•	the terms of the exchange of equity securities in the merger; and

•	the relative size of Chemical and TCF at the time of the merger.

Given that the merger is a merger of equals, many of the factors are non-determinative because they are evenly split between Chemical and TCF. However, the relative voting interests factor weighs in favor of TCF as the accounting acquirer because Chemical will be issuing a number of shares of voting common stock representing approximately 117% of its currently outstanding shares (as of December 31, 2018) of common stock in connection with the merger. The relative size factor also weighs in favor of TCF as the accounting acquirer as TCF is slightly larger in size (in terms of assets and deposits) than Chemical. Lastly, Chemical’s wholly-owned subsidiary bank, Chemical Bank, will be merged with and into TCF’s wholly-owned subsidiary bank, TCF Bank, upon completion of the merger. Based on these factors and consideration of all the relevant facts and circumstances of the merger, for accounting purposes, TCF is considered to be acquiring Chemical in this transaction. As a result, the assets and liabilities of Chemical as of the effective date of the merger will be recorded at their respective estimated fair values and added to those of TCF. Any excess of the purchase price consideration over the net estimated fair values of Chemical’s assets and liabilities, including core deposit intangible assets, will be allocated to goodwill. The goodwill resulting from the merger will not be amortized, but instead will be reviewed for impairment on at least an annual basis. To the extent goodwill is impaired, its carrying value would be written down to its fair value with a corresponding charge to earnings. Core deposit intangible assets with definite useful lives will be amortized to expense over their estimated useful lives on an accelerated basis.

In periods following the completion of the merger, the comparative historical financial statements of Chemical will be those of TCF prior to the merger. These financial statements will reflect the results attributable to the acquired operations of Chemical, as the acquired company for accounting purposes, beginning on the date the merger is completed. The unaudited pro forma combined condensed consolidated financial information contained in this document has been prepared using the acquisition method of accounting. See “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 133 of this joint proxy statement/prospectus.

PUBLIC TRADING MARKETS

Chemical common stock is listed on NASDAQ under the symbol “CHFC.” TCF common stock is listed on the NYSE under the symbol “TCF.” TCF’s depositary shares, each representing a 1/1,000th interest in a share of TCF Series C preferred stock, are listed on the NYSE under the symbol “TCFPRD.”

Upon completion of the merger, TCF common stock and TCF Series C preferred stock (and related depositary shares) will be delisted from the NYSE and thereafter will be deregistered under the Exchange Act and TCF will no longer be required to file periodic reports with the SEC with respect to the TCF common stock and the TCF Series C preferred stock (and related depositary shares). The Chemical common stock and Chemical Series C preferred stock (and related depositary shares) issuable in the merger will be listed on NASDAQ. At the effective time of the merger, Chemical will change its name to “TCF Financial Corporation” and the common stock of the combined company will be listed on NASDAQ under the symbol “TCF.”

RESALE OF SHARES OF CHEMICAL COMMON STOCK AND PREFERRED STOCK

All Chemical common stock and the Chemical Series C preferred stock (and depositary shares representing interests in the Chemical Series C preferred stock) received by TCF shareholders in the merger, as applicable, will be freely tradable for purposes of the Securities Act and the Exchange Act, except for Chemical common stock and shares of Chemical Series C preferred stock (and depositary shares representing interests in the Chemical Series C preferred stock) received by any TCF shareholder who becomes an “affiliate” of Chemical after completion of the merger. This joint proxy statement/prospectus does not cover resales of Chemical common stock or the Chemical Series C preferred stock (and depositary shares representing interests in the Chemical Series C preferred stock) received by any person upon completion of the merger, as applicable, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT

The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the full text of the merger agreement carefully and in its entirety as it is the legal document governing the merger.

Structure of the Merger

The boards of directors of each of Chemical and TCF have approved the merger agreement and the transactions contemplated thereby. The merger agreement provides for the merger of TCF with and into Chemical, with Chemical continuing as the surviving corporation. Immediately following the merger or at such later time as Chemical and TCF may mutually agree, Chemical Bank, a Michigan banking corporation and a wholly-owned subsidiary of Chemical, will merge with and into TCF Bank, a national banking association and a wholly-owned subsidiary of TCF, with TCF Bank continuing as the surviving entity. The bank merger will be implemented pursuant to an agreement and plan of merger in a form to be mutually agreed upon by Chemical and TCF.

Merger Consideration

Each share of TCF common stock issued and outstanding immediately prior to the effective time of the merger, except for treasury shares owned by TCF or Chemical, in each case, other than in a fiduciary or agency capacity or as a result of debts previously contracted (which will be cancelled), will be converted into the right to receive, without interest, 0.5081 shares of Chemical common stock.

If, prior to the effective time of the merger, the number of outstanding shares of Chemical common stock or TCF common stock is increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio.

Treatment of TCF Series C preferred Stock

Each share of TCF’s outstanding 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, and each related depositary share will be converted into the right to receive, without interest, one share of Chemical’s 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, or a related depositary share, respectively. The Chemical Series C preferred stock will have equivalent rights and preferences to the TCF Series C preferred stock.

Fractional Shares

Chemical will not issue any fractional shares of Chemical common stock in the merger. Instead, Chemical will pay to each TCF shareholder who otherwise would be entitled to receive a fractional share of Chemical common stock an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the average of the closing sale prices of Chemical common stock for the five full trading days ending on the trading day preceding the closing date of the merger by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Chemical common stock which such TCF shareholder would otherwise be entitled to receive.

Governing Documents

Chemical’s articles of incorporation and bylaws, each as amended in accordance with the merger agreement, will be the articles of incorporation and bylaws of the surviving corporation after completion of the merger, until thereafter amended in accordance with applicable law.

Treatment of TCF Equity Awards

At the effective time, each TCF equity award outstanding immediately prior to the effective time will be adjusted so that its holder will be entitled to receive a number of shares of Chemical common stock (i) equal to the product of (a) the number of shares of TCF common stock subject to such TCF equity award, as applicable, immediately prior to the effective time multiplied by (b) the exchange ratio and (ii) rounded, as applicable, to the nearest whole share, and will otherwise remain subject to the same terms and conditions (including, without limitation, with respect to vesting conditions (taking into account any vesting upon the occurrence of the effective time that is applicable to the TCF equity awards granted to TCF’s non-employee directors) and cash dividend equivalent rights). All TCF equity awards held by an employee whose employment will continue with the combined company or its subsidiaries after the merger will vest in their entirety to the extent such employee’s employment is terminated by the combined company without cause or by the employee for good reason prior to the second anniversary of the closing date of the merger. For any TCF equity awards that are subject to performance-based vesting, the number of shares of TCF common stock underlying such awards will be calculated and fixed as of the effective time of the merger assuming achievement of the applicable performance conditions at the greater of target level performance and the actual level of achievement of such conditions based on TCF’s performance results through the latest practicable date prior to the effective time, and such awards will convert into service-based vesting awards with the applicable vesting date to be the last day of the original performance period. For purposes of TCF equity awards for which performance is achievable at a single level, the performance condition will be no longer relevant as of the effective time.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger set forth in the merger agreement are either satisfied or waived. For more information, see “The Merger Agreement—Conditions to Complete the Merger.”

The merger will become effective as set forth in the certificates of merger to be filed with the Secretary of State of the State of Delaware and the Michigan Department of Licensing and Regulatory Affairs. The closing of the transactions contemplated by the merger will occur at 10:00 A.M., New York City time, on a date no later than three business days after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, or such other date or time mutually agreed in writing by the parties. It is currently anticipated that the completion of the merger will occur in the late third or the fourth quarter of 2019, subject to Chemical shareholder approval of the Chemical merger proposal and the Chemical articles amendment proposal, TCF shareholder approval of the TCF merger proposal, and regulatory approvals and other customary closing conditions, but neither Chemical nor TCF can guarantee when or if the merger will be completed.

Conversion of Shares and Exchange of Certificates

The conversion of TCF common stock into the right to receive the merger consideration and the conversion of TCF Series C preferred stock and related depositary shares into the right to receive the Chemical Series C preferred stock and related depositary shares will occur automatically at the effective time of the merger. TCF shareholders should not send in any stock certificates now. After the merger is complete, TCF shareholders will receive separate written instructions for surrendering shares of TCF common stock in exchange for the merger consideration and shares of TCF Series C preferred stock or related depositary shares in exchange for Chemical Series C preferred stock or related depositary shares. In the meantime, TCF shareholders should retain their stock certificates because they are still valid. TCF shareholders should not send in their stock certificates with their proxy cards.

Letter of Transmittal

As promptly as practicable after the effective time of the merger, but in no event later than five business days thereafter, the exchange agent will mail to each holder of record of TCF common stock and TCF Series C preferred stock immediately prior to the effective time of the merger that has been converted at the effective time of the merger into the right to receive the merger consideration or Chemical Series C preferred stock pursuant to the terms of the merger agreement, a letter of transmittal and instructions on how to surrender such shares of TCF common stock or TCF Series C preferred stock in exchange for the consideration the holder is entitled to receive under the merger agreement.

If a certificate for TCF common stock or TCF Series C preferred stock has been lost, stolen, or destroyed, the exchange agent will issue the merger consideration or Chemical Series C preferred stock, as applicable, upon receipt of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Chemical, the posting of a bond in an amount as Chemical may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

After completion of the merger, there will be no further transfers on the stock transfer books of TCF of shares of TCF common stock or TCF Series C preferred stock that were issued and outstanding immediately prior to the effective time of the merger.

Withholding

Chemical and the exchange agent will be entitled to deduct and withhold from any consideration otherwise payable pursuant to the merger agreement such amounts as they are required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which the deduction and withholding was made.

Dividends and Distributions

No dividends or other distributions declared with respect to Chemical common stock or Chemical Series C preferred stock will be paid to the holder of any unsurrendered certificates or book entry shares of TCF common stock or TCF Series C preferred stock or related depositary shares until the holder thereof surrenders such certificate or book entry shares in accordance with the merger agreement. After the surrender of a certificate or book entry shares in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without interest, which had previously become payable with respect to the whole shares of Chemical common stock or Chemical Series C preferred stock or depositary shares which the shares of TCF common stock or TCF Series C preferred stock represented by such certificate or book entry shares have been converted into the right to receive under the merger agreement.

Representations and Warranties

The representations, warranties, and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, may be subject to limitations, qualifications, or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Chemical and TCF rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Chemical or TCF.

Therefore, the representations and warranties and other provisions of the merger agreement or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Chemical, TCF or any of their respective subsidiaries or affiliates, without considering the foregoing. Instead, such provisions or descriptions should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163. Chemical and TCF will provide additional disclosure in their public reports to the extent that they are or become aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required under federal securities laws.

The merger agreement contains customary representations and warranties of each of Chemical and TCF relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The merger agreement contains representations and warranties made by each of TCF and Chemical relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental and other regulatory filings and consents and approvals in connection with the merger;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	employee and employee benefit plan matters;

•	compliance with applicable laws;

•	certain material contracts;

•	agreements with regulatory authorities;

•	derivative instruments and transactions;

•	environmental matters;

•	investment securities;

•	real property;

•	intellectual property and information security matters;

•	related party transactions;

•	inapplicability of takeover statutes;

•	absence of actions or circumstance that would prevent the merger from qualifying as a “reorganization” under Section 368(a) of the Code;

•	opinion from financial advisor;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	loans and securitization portfolios; and

•	insurance matters.

Certain representations and warranties of Chemical and TCF are qualified as to knowledge, “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to TCF or Chemical, as the case may be, means a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided that, with respect to this clause (i), material adverse effect will not be deemed to include the impact of (a) changes, after the date of the merger agreement, in U.S. generally accepted accounting principles, which we refer to as GAAP, or applicable regulatory accounting requirements, (b) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (c) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, (d) public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated thereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by the merger agreement in contemplation of the transactions contemplated hereby, or (e) a decline in the trading price of such party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); except, with respect to subclauses (a), (b) and (c), to the extent that the effects of such change(s) are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industries in which such party and its subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Chemical and TCF have each agreed that, prior to the effective time of the merger (or earlier termination of the merger agreement), except as expressly contemplated by the merger agreement, required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), it will, and will cause each of its subsidiaries to, (i) conduct its respective businesses in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (ii) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement, or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

In addition to the general covenants above, Chemical and TCF have each agreed that before the effective time of the merger (or earlier termination of the merger agreement), except as (i) expressly contemplated by the merger agreement, (ii) required by any law, regulation, licensing requirement, rule, or other promulgation of any regulatory authority, or (iii) consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), it will not, and will not permit any of its subsidiaries to, undertake the following:

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other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than intracompany indebtedness), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice will include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposits and entry into repurchase agreements, in each case on terms and in amounts consistent with past practice);

•	adjust, split, combine or reclassify any capital stock;

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make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) dividends paid by any of such party’s subsidiaries to such party or any of its wholly-owned subsidiaries, (ii) the acceptance of shares of such party’s common stock as payment for the exercise price or withholding taxes incurred in connection with the vesting, exercise or settlement of equity awards of such party, in each case, in accordance with past practice and the terms of the applicable award agreement, (iii) with respect to Chemical, quarterly cash dividends on Chemical common stock not to exceed $0.34 per share and dividends on the outstanding trust preferred securities of Chemical in accordance with their terms, and (iv) with respect to TCF, quarterly cash dividends on TCF common stock not to exceed $0.15 per share and regular quarterly cash dividends on TCF Series C preferred stock);

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grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

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issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the settlement of such party’s equity awards in accordance with their terms;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets or any business which in any case is in excess of $500,000 based on a GAAP value to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of the merger agreement;

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except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary;

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terminate, materially amend, or waive any material provision of, certain contracts, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to such party, or enter into certain contracts;

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except as required under applicable law or the terms of any of its benefit plans in effect on the date of the merger agreement, (i) enter into, adopt or terminate any benefit plan, (ii) amend any benefit plan, other than amendments in the ordinary course of business consistent with past practice that do not materially increase the cost of maintaining such benefit plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, individual independent contractor or director, except for increases in annual base salary or wage rates (and corresponding increases in incentive opportunities) in the ordinary course of business consistent with past practice, that do not exceed, in the aggregate for 2019, 5% of the aggregate cost of all employee annual base salaries and wage rates for 2018, (iv) enter into or amend any collective bargaining agreement or similar agreement, (v) take any action to accelerate any payment or benefit payable to any current or former employee, officer, individual independent contractor or director, (vi) fund any rabbi trust or similar arrangement, (vii) hire or promote any employee or individual independent contractor whose title is senior vice president or higher, or (viii) terminate the employment or service of any employee or individual independent contractor whose title is senior vice president or higher, other than for cause;

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settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $500,000 individually or $1 million in the aggregate and that would not impose any material restriction on the business of Chemical and its subsidiaries after the consummation of the merger;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its or its subsidiaries’ organizational documents;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

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materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

•	take any action that is intended or expected to result in any of the conditions to the merger set forth in the merger agreement not being satisfied, except as may be required by applicable law;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

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(i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity, or (ii) make any loans or extensions of credit or renewals thereof, except in the ordinary course of business consistent with past practice and (a) with respect to new borrower or group of related borrowers, with an aggregate outstanding commitment in excess of $20 million or (b) with respect to existing borrowers or groups of related borrowers, in excess of $50 million (it being understood that borrowers who receive loans or extensions of credit or renewals under an inventory finance or similar program are not deemed a “group of related borrowers” under the merger agreement); provided, that each party has agreed to respond to any request for a consent to make such loan or extension of credit in writing within three business days after the loan package is delivered to such party;

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make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any governmental entity;

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other than as contemplated by the capital expenditure budget set forth in the merger agreement, make, or commit to make, any capital expenditures in excess of $100,000 individually or $1 million in the aggregate;

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make application for the opening, relocating or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries;

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make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by the merger agreement.

Corporate Governance

The merger agreement includes proposed amendments to the bylaws of the combined company that will become effective at the effective time of the merger. The bylaw amendments will effect the corporate governance arrangements described below. For a period of 36 months following the effective time of the merger, the affirmative vote of at least 75% of the entire board of directors of the combined company will be required to modify, amend or repeal the bylaw provisions providing for these corporate governance arrangements, or to adopt any bylaw provisions or other resolutions inconsistent with such corporate governance arrangements (including by proposal or recommendation to shareholders of the combined company).

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Composition of the Board of Directors. Upon completion of the merger, the board of directors of the combined company will be comprised of 16 directors, with eight directors designated by each of Chemical and TCF. For a period of 36 months following the effective time of the merger, there will be eight “Legacy Chemical Directors,” which are the directors initially designated by Chemical (two of whom will be Gary Torgow and David Provost), and any additional directors nominated by the Legacy Chemical Directors Nominating Committee (as defined below); and eight “Legacy TCF Directors,” which are the directors initially designated by TCF (two of whom will be Craig Dahl and Vance Opperman), and any additional directors nominated by the Legacy TCF Directors Nominating Committee (as defined below).

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Replacement of Vacant Directorships and Nominations of Directors. The “Legacy Chemical Directors Nominating Committee” and the “Legacy TCF Directors Nominating Committee” will be committees of the board of directors comprised of all of the Legacy Chemical Directors and all of the Legacy TCF Directors, respectively, who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the exchange on which the combined company’s common stock is listed. For 36 months following the effective time of the merger, the Legacy Chemical Directors Nominating Committee will have the exclusive authority to nominate directors to fill each seat previously held by a Legacy Chemical Director, and the Legacy TCF Directors Nominating Committee will have the exclusive authority to nominate directors to fill each seat previously held by a Legacy TCF Director.

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Chair; Vice Chair; CEO and President; Lead Director. At the effective time of the merger, Mr. Torgow will continue to serve as Chair of the combined company and its board of directors, Mr. Provost will become and serve as Vice Chair of the combined company and its board of directors, Mr. Dahl will become and serve as Chief Executive Officer and President of the combined company and Mr. Opperman will become and serve as Lead Director of the combined company board of directors. For the 36-month period following the effective time of the merger, any removal of, termination of employment of, amendment or modification to any employment or similar agreement adversely affecting, or modification to any duties, authority or reporting relationships set forth in the bylaws of any of the persons set forth in the preceding sentence, will require the affirmative vote of at least 75% of the entire board of directors. The bylaws also set forth the duties of the lead director and provide that any additional grant or delegation of duties, power or authority to the lead director requires the affirmative vote of at least 75% of the entire board of directors.

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Committees of the Board of Directors. For a period of 36 months following the effective time of the merger, each committee of the board of directors of the combined company will have at least four members and, subject to compliance with any independence or other requirements of the exchange on which the combined company’s common stock is listed, will be composed of 50% Legacy Chemical Directors and 50% Legacy TCF Directors.

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Corporate Name and Headquarters; Trading Symbol. For a period of 36 months following the effective time of the merger, the name of the combined company will be TCF Financial Corporation and the shares of its common stock will be traded under the ticker symbol “TCF.” The headquarters and principal office of the combined company will be located in Detroit, Michigan.

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Executive Management of TCF Bank. The combined company, in its capacity as sole shareholder of TCF Bank, will cause TCF Bank to appoint Mr. Provost as Chairman of TCF Bank and Mr. Dahl as Chief Executive Officer of TCF Bank. For the 36-month period following the effective time of the merger, the combined company will cause TCF Bank not to remove, terminate the employment of, appoint a replacement for or amend or modify any employment or similar agreement in a way adversely affecting either Mr. Provost or Mr. Dahl with regard to the foregoing capacities except with the affirmative vote of 75% of the entire board of directors. For the 36-month period following the effective time of the merger, the combined company may not exercise its authority to modify, amend or repeal any of the provisions of the bylaws of TCF Bank relating to the duties, authority or reporting relationships of the Chairman or the Chief Executive Officer of TCF Bank without the affirmative vote of at least 75% of the entire board of directors.

Regulatory Matters

Chemical and TCF have agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part. Chemical and TCF have agreed to use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective for so long as necessary to consummate the transactions contemplated by the merger agreement, and Chemical and TCF will thereafter as promptly as practicable mail or deliver the joint proxy statement/prospectus to their respective shareholders. Chemical has also agreed to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the merger agreement, and TCF has agreed to furnish all information concerning TCF and its shareholders as may be reasonably requested in connection with any such action.

Chemical and TCF have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file, or cause to be prepared and filed, all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger).

Additionally, each of Chemical and TCF has agreed to furnish, upon request, to the other, all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Chemical, TCF or any of their respective subsidiaries to any governmental entity in connection with the transactions contemplated by the merger agreement.

Chemical and TCF have each agreed to use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that would restrain, prevent or delay the closing of the merger, provided that Chemical and TCF will not be required or permitted, without the prior written consent of the other party, to take any action, or commit to take any action, or agree to any condition or restriction, that would reasonably be expected to result in a materially burdensome regulatory condition.

Employee Benefit Matters

Chemical has agreed to cause the combined company to provide each employee of Chemical, TCF, or any of their respective subsidiaries who continues to be employed by Chemical or its subsidiaries immediately following the effective time of the merger, which we refer to collectively as the continuing employees, for the applicable period stated below (or such shorter period as such continuing employee is employed) with (i) during the one-year period following the effective time of the merger, (a) a base salary or base wage rate, as applicable, that is no less favorable than that provided by Chemical, TCF, or any such subsidiary to such continuing employee immediately prior to the effective time of the merger, (b) annual or short-term cash incentive compensation target opportunities that, in each case, are no less favorable than that provided to such continuing employee immediately prior to the effective time of the merger (provided, that with respect to continuing employees who are eligible to participate in the combined company’s corporate annual incentive plan, incentive compensation target opportunities for the first full fiscal year commencing following the effective time of the merger will be based on terms developed by the combined company and applied on a consistent basis with respect to similarly-situated continuing employees), and (c) severance benefits that are no less favorable than those the continuing employee was entitled to receive under the applicable benefit plan of Chemical or TCF immediately prior to the effective time of the merger; and (ii) (a) during the period beginning at the effective time of the merger and ending at the end of the fiscal year in which the effective time of the merger occurs, other compensation and benefits (other than long-term incentive opportunities) that are substantially similar in the aggregate to the other compensation and benefits provided to such continuing employee immediately prior to the effective time of the merger, (b) following the end of the period set forth in the foregoing clause (ii) (a) (but not later than the first anniversary of the effective time of the merger), other compensation and benefits (including long-term incentive opportunities for eligible continuing employees) substantially similar in the aggregate to the other compensation and benefits under the plans and programs developed by the combined company, treating similarly-situated continuing employees on a substantially equivalent basis and not discriminating between continuing employees who were covered by TCF or Chemical benefit plans as of immediately prior to the effective time of the merger.

Director and Officer Indemnification and Insurance

The merger agreement provides that following the effective time of the merger, the combined company will (i) indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of TCF and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether arising before or after the effective time of the merger, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of TCF or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time of the merger, including matters occurring in connection with the merger agreement, and (ii) advance expenses to such persons to the fullest extent permitted by applicable law.

The merger agreement requires the combined company to, for a period of six years after the effective time of the merger, maintain TCF’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts, containing terms and conditions which are no less advantageous to the insured, with respect to claims against present and former officers and directors of TCF or any of its subsidiaries arising from facts or events which occurred at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement. However, the combined company is not required to expend, on an annual basis, more than 300% of the current annual premium paid as of the date of the merger agreement by TCF for such insurance, which we refer to as the premium cap, and if such premiums for such insurance would at any time exceed the premium cap, then the combined company will maintain policies of insurance which, in the combined company’s good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Chemical may (and with the prior written consent of Chemical, TCF may use its reasonable best efforts to) obtain at or prior to the effective time of the merger one or more six-year “tail” policies providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap. If Chemical or TCF purchases such a “tail policy,” the combined company must maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Chemical common stock and depositary shares related to the Chemical Series C preferred stock to be issued in the merger, access to information, compliance with confidentiality obligations, rights to control or direct operations, exemption from takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, restructuring efforts, advice of changes, change of method, exemption from liability under Section 16(b) of the Exchange Act, litigation and claims, assumption of TCF debt and conversion of TCF data.

Chemical Shareholder Meeting and TCF Shareholder Meeting and the Recommendations of Their Respective Boards of Directors

In accordance with applicable law and Chemical’s and TCF’s respective organizational documents, each of Chemical and TCF will hold a meeting of its shareholders as soon as reasonably practicable for the purpose of obtaining the requisite vote of the Chemical shareholders on the Chemical merger proposal and Chemical articles amendment proposal and the requisite vote of TCF shareholders on the TCF merger proposal. The board of directors of each of Chemical and TCF has agreed to use its reasonable best efforts to obtain from the shareholders of Chemical and the shareholders of TCF, as the case may be, the requisite vote required to approve the Chemical merger proposal and the amendment proposal, in the case of Chemical, and the requisite vote required to adopt the merger agreement, in the case of TCF, including by communicating to its respective shareholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they approve the Chemical merger proposal and the Chemical articles amendment proposal, in the case of Chemical, or approve the TCF merger proposal, in the case of TCF. However, subject to the terms of the merger agreement, if the board of directors of Chemical or TCF, after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to violate its fiduciary duties under applicable law to continue to recommend adoption or approval of the merger agreement, then such board of directors may submit the merger agreement to its shareholders without recommendation (although the resolutions approving the merger agreement as of the date of the merger agreement may not be rescinded or amended), in which event the applicable board of directors may communicate the basis for its lack of a recommendation to its shareholders in this joint proxy statement/prospectus or an appropriate amendment or supplement hereto to the extent required by law; provided that neither board of directors may take any of the foregoing actions unless (i) it gives the other party at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third party making, any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the applicable board of directors takes into account any amendment or modification to the merger agreement proposed by the other party and after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be reasonably likely to violate its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.

Chemical or TCF will adjourn or postpone the Chemical special meeting or the TCF special meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Chemical common stock or TCF common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Chemical or TCF, as applicable, has not received proxies representing a sufficient number of shares necessary for approval of the Chemical merger proposal and the Chemical articles amendment proposal, or the TCF merger proposal, respectively, and subject to the terms and conditions of the merger agreement, Chemical or TCF, as applicable, will continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the votes necessary for the requisite approval(s) of its shareholders. Notwithstanding anything to the contrary in the merger agreement (and subject to the obligation to adjourn or postpone such meeting set forth in the immediately preceding sentence), unless the merger agreement has been terminated in accordance with its terms, each of the Chemical special meeting and the TCF special meeting will be convened, the Chemical merger proposal and the Chemical articles amendment proposal will be submitted to the Chemical shareholders, and the TCF merger proposal will be submitted to the TCF shareholders, for the purpose of voting on the approval or adoption (as applicable) of such proposals and the other matters contemplated by the merger agreement. Chemical and TCF have agreed to use their reasonable best efforts to cooperate to hold the Chemical special meeting and the TCF special meeting on the same day and at the same time as soon as reasonably practicable, and to set the same record date for each such meeting.

Agreement Not to Solicit Other Offers

Each of Chemical and TCF has agreed that it will not, and will cause its subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, except to notify a person that has made or, to the knowledge of Chemical or TCF, as applicable, is making any inquiries with respect to, or is considering making, an acquisition proposal of the existence of this non-solicitation covenant. However, in the event that prior to the approval or adoption of the merger agreement by Chemical’s shareholders or TCF’s shareholders, as applicable, Chemical or TCF, respectively, receives an unsolicited bona fide written acquisition proposal after the date of the merger agreement and its board of directors concludes in good faith (after receiving the advice of its outside counsel and with respect to financial matters, its financial advisors) that such acquisition proposal constitutes or would be reasonably likely to result in a superior proposal, it may, and may permit its subsidiaries and its subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable law; provided that, prior to providing any such nonpublic information, it provides such information to the other party and enters into an acceptable confidentiality agreement with such third party on terms no less favorable to it than the confidentiality agreement between Chemical and TCF, and which acceptable confidentiality agreement does not provide such person with any exclusive right to negotiate with Chemical or TCF, as applicable. Chemical and TCF will, and each will use its reasonable best efforts to cause its and its subsidiaries’ officers, directors, agents, advisors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than TCF or Chemical, respectively, with respect to any acquisition proposal, and each of Chemical and TCF shall not, and shall cause its respective subsidiaries and representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement relating to an acquisition proposal. Each of Chemical and TCF will promptly (within 24 hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or acquisition proposal), and will keep the other party reasonably apprised (and in any event within 24 hours) of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of either party and its subsidiaries or 25% or more of any class of equity or voting securities of such party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of its consolidated assets, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of such party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of its consolidated assets, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of its consolidated assets. For purposes of the merger agreement, a “superior proposal” with respect to either party means a bona fide written acquisition proposal that such party’s board of directors concludes in good faith to be more favorable to shareholders than the merger and the other transactions contemplated by the merger agreement, (a) after receiving the advice of its financial advisors (who must be a nationally recognized investment banking firm), (b) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (c) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided, that for purposes of the definition of “superior proposal,” the references to “25%” in the definition of acquisition proposal will be deemed to be references to “a majority.”

Conditions to Complete the Merger

The obligations of Chemical and TCF to complete the merger are each subject to the satisfaction or waiver (if legally permissible) of the following conditions:

•	the approval of each of the Chemical merger proposal and the Chemical articles amendment proposal by the requisite vote of Chemical shareholders;

•	the approval of the TCF merger proposal by the requisite vote of TCF shareholders;

•	the authorization for listing on the NASDAQ of the shares of Chemical common stock and the depositary shares related to the Chemical Series C preferred stock to be issued in the merger;

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the receipt of all required regulatory approvals which are necessary to consummate the merger and the bank merger and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition;

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the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and the absence of any stop order or proceeding initiated or threatened by the SEC for that purpose and not withdrawn;

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the absence of any order, injunction or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the closing of the merger;

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the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed (except to the extent such representations and warranties speak as of an earlier date), subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officer’s certificate from the other party to such effect);

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the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officer’s certificate from the other party to such effect); and

•

the receipt by such party of a written opinion of legal counsel, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Neither Chemical nor TCF can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived or that the merger will be completed. As of the date of this joint proxy statement/prospectus, neither Chemical nor TCF has reason to believe that any of these conditions will not be satisfied.

Termination; Termination Fee

The merger agreement may be terminated at any time by Chemical or TCF prior to the effective time of the merger, whether before or after approval of the Chemical merger proposal and the Chemical articles amendment proposal by the Chemical shareholders or approval of the TCF merger proposal by the TCF shareholders, under the following circumstances:

•	by mutual written consent of Chemical and TCF, if the board of directors of each party so determines by a majority vote of its members;

•

by either Chemical or TCF, if any governmental entity that must grant a required regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a required regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement;

•

by either Chemical or TCF, if the merger has not been consummated on or before the termination date of January 27, 2020, unless the failure to consummate the merger by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement; provided that if on the termination date, all other closing conditions are satisfied or are capable of being satisfied other than receipt of the required regulatory approvals, then the termination date may be extended for a period of three months at the option of either TCF or Chemical by written notice to the other on or prior to the termination date (Chemical’s and TCF’s right to terminate the merger agreement pursuant to this sub-bullet, we refer to as the “termination date termination right”);

•

by either Chemical or TCF (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date of the merger, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date) (TCF’s or Chemical’s right to terminate the merger agreement pursuant to this sub-bullet, we refer to as the “material breach termination right”);

•

by Chemical prior to the adoption of the merger agreement by the TCF shareholders, if (i) the board of directors of TCF (a) fails to recommend in this joint proxy statement/prospectus that the shareholders of TCF adopt the merger agreement, (b) withdraws, modifies or qualifies its recommendation in a manner adverse to Chemical, or publicly discloses that it has resolved to do so, or fails to recommend against acceptance of a tender offer or exchange offer constituting an acquisition proposal that has been publicly disclosed within ten business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms of the merger agreement or (c) recommends or endorses an acquisition proposal or fails to issue a press release announcing its opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (ii) TCF or its board of directors breaches its obligations to call a shareholder meeting and recommend to its shareholders, in accordance with the terms of the merger agreement, the adoption of the merger agreement or to refrain from soliciting alternative acquisition proposals in any material respect (Chemical’s right to terminate the merger agreement pursuant to this sub-bullet, we refer to as “Chemical’s change of recommendation termination right”).

•

by TCF prior to the approval of the merger agreement by the Chemical shareholders, if (i) the board of directors of Chemical (a) fails to recommend in this joint proxy statement/prospectus that the shareholders of Chemical approve the merger agreement, (b) withdraws, modifies or qualifies its recommendation in a manner adverse to TCF, or publicly discloses that it has resolved to do so, or fails to recommend against acceptance of a tender offer or exchange offer constituting an acquisition proposal that has been publicly disclosed within ten business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms of the merger agreement or (c) recommends or endorses an acquisition proposal or fails to issue a press release announcing its opposition to such acquisition proposal within ten business days after an acquisition proposal is publicly announced, or (ii) Chemical or its board of directors breaches its obligations to call a shareholder meeting and recommend to its shareholders, in accordance with the terms of the merger agreement, the approval of the merger agreement or to refrain from soliciting alternative acquisition proposals in any material respect (TCF’s right to terminate the merger agreement pursuant to this sub-bullet, we refer to as “TCF’s change of recommendation termination right”).

If the merger agreement is terminated in accordance with its terms, it will become void and have no effect except that (i) each of Chemical and TCF will remain liable for any liabilities or damages arising out of its fraud or willful breach of any provision of the merger agreement (which, for TCF, includes the loss to holders of TCF common stock, TCF Series C preferred stock, and TCF equity awards of the economic benefits of the merger) and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of the termination fee and the confidential treatment of certain information. For purposes of the merger agreement, “willful breach” means a material breach of, or material failure to perform any of the covenants or other agreements contained in, the merger agreement, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under the merger agreement.

TCF will be obligated to pay Chemical a termination fee of $134.0 million, which we refer to as the termination fee:

•

In the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management or the board of directors of TCF or has been made directly to its shareholders generally or any person has publicly announced (whether or not withdrawn) an acquisition proposal with respect to TCF and (i) thereafter the merger agreement is terminated by either Chemical or TCF pursuant to the termination date termination right and TCF failed to obtain the required vote of its shareholders to approve the merger agreement or (ii) thereafter the merger agreement is terminated by Chemical pursuant to its material breach termination right, and (iii) prior to the date that is twelve months after the date of such termination, TCF enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of “acquisition proposal” to “25%” will instead refer to “50%”.

•	In the event that the merger agreement is terminated by Chemical pursuant to Chemical’s change of recommendation right.

Chemical will be obligated to pay TCF the termination fee:

•

In the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management or the board of directors of Chemical or has been made directly to its shareholders generally or any person has publicly announced (whether or not withdrawn) an acquisition proposal with respect to Chemical and (i) thereafter the merger agreement is terminated by either Chemical or TCF pursuant to the termination date termination right and Chemical failed to obtain the required vote of its shareholders to approve the merger agreement or (ii) thereafter the merger agreement is terminated by TCF pursuant to its material breach termination right, and (iii) prior to the date that is twelve months after the date of such termination, Chemical enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of “acquisition proposal” to “25%” will instead refer to “50%”.

•	In the event that the merger agreement is terminated by TCF pursuant to TCF’s change of recommendation right.

Expenses and Fees

Except as described elsewhere in this joint proxy statement/prospectus, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be borne equally by Chemical and TCF.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by TCF and Chemical in writing, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by Chemical’s shareholders and TCF’s shareholders, except that after approval of the merger agreement by the Chemical shareholders or the adoption of the merger agreement by the TCF shareholders, there may not be, without further approval or adoption (as applicable) of such shareholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the effective time of the merger, Chemical and TCF, with the authorization of their respective boards of directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, provided that after approval or adoption (as applicable) of the merger agreement by the Chemical shareholders or TCF shareholders (as applicable) there may not be, without further approval or adoption (as applicable) of such shareholders any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party to any extension or waiver must be in writing.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of: (1) TCF common stock who exchange shares of TCF common stock for Chemical common stock pursuant to the merger and (2) depositary shares representing a 1/1000th interest in a share of TCF Series C preferred stock (together with TCF common stock, “TCF stock” as used in this section) who exchange depositary shares representing a 1/1000th interest in a share of TCF Series C preferred stock for new depositary shares representing a 1/1000th interest in a share of Chemical Series C preferred stock pursuant to the merger. For U.S. federal income tax purposes, holders of depositary shares will generally be treated as if they own an interest in the underlying preferred stock. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or U.S. federal laws applicable to alternative minimum taxes, are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of TCF stock which is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of TCF stock that hold their TCF stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of TCF stock in light of their individual circumstances or to holders of TCF stock that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities or investors in pass-through entities;

•	insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	dealers or brokers in securities or currencies;

•	persons that hold TCF stock that are subject to the alternative minimum tax;

•	persons that immediately before the merger owned at least 5% of any class of TCF stock;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold TCF stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not U.S. holders; and

•	holders who acquired their shares of TCF stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds TCF stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income tax consequences will be as follows:

For TCF shareholders who receive Chemical common stock in exchange for shares of TCF common stock pursuant to the merger:

•

except as discussed below with respect to cash received instead of a fractional share of Chemical common stock, under “— Cash Received Instead of a Fractional Share of Chemical Common Stock,” no gain or loss will be recognized by U.S. holders of TCF common stock on the exchange of TCF common stock for Chemical common stock in connection with the merger;

•

the aggregate basis of the Chemical common stock received by a U.S. holder of TCF common stock in the merger (including fractional shares of Chemical common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the TCF common stock for which it is exchanged; and

•

the holding period of Chemical common stock received in exchange for shares of TCF common stock (including fractional shares of Chemical common stock deemed received and redeemed as described below) will include the holding period of the TCF common stock for which it is exchanged.

For TCF shareholders who receive new Chemical Series C preferred stock in exchange for shares of TCF Series C preferred stock pursuant to the merger:

•

no gain or loss will be recognized by U.S. holders of TCF Series C preferred stock on the exchange of TCF Series C preferred stock for new Chemical Series C preferred stock in connection with the merger;

•

the aggregate basis of the new Chemical Series C preferred stock received by a U.S. holder of TCF Series C preferred stock in the merger will be the same as the aggregate basis of the TCF Series C preferred stock for which it is exchanged; and

•

the holding period of new Chemical Series C preferred stock received in exchange for shares of TCF Series C preferred stock will include the holding period of the TCF Series C preferred stock for which it is exchanged.

If a U.S. holder of TCF stock acquired different blocks of TCF stock at different times or at different prices, such U.S. holder’s holding period and basis will be determined separately with respect to each block of TCF stock.

Completion of the merger is conditioned on, among other things, the receipt by TCF and Chemical of legal opinions from Simpson Thacher & Bartlett LLP and Nelson Mullins Riley & Scarborough LLP, respectively, each dated as of the closing date of the merger, that for U.S. federal income tax purposes the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and on representation letters provided by TCF and Chemical to be delivered at the time of closing. Although the merger agreement allows each of Chemical and TCF to waive this condition to closing, neither Chemical nor TCF currently anticipates doing so. Neither of the tax opinions will be binding on the Internal Revenue Service. Neither Chemical nor TCF intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger and there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Cash Received Instead of a Fractional Share of Chemical Common Stock

A U.S. holder of TCF common stock who receives cash instead of a fractional share of Chemical common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Chemical. As a result, such U.S. holder of TCF common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Backup Withholding and Information Reporting

Payments of cash in lieu of a fractional share to a U.S. holder of TCF common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular U.S. federal, state, local or foreign income or other tax consequences to you of the merger.

UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following tables show the condensed consolidated financial information for each of Chemical and TCF, as well as unaudited pro forma combined condensed financial information for Chemical and TCF reflecting the merger and pro forma adjustments described in the accompanying notes. The unaudited pro forma combined condensed financial information should be read in conjunction with Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated in this joint proxy statement/prospectus by reference, and TCF’s Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated in this joint proxy statement/prospectus by reference. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163.

The unaudited pro forma combined condensed financial information assumes that the merger is accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to FASB Topic 805-10, Business Combinations. See “Accounting Treatment” beginning on page 111 of this joint proxy statement/prospectus. Following the merger, existing shareholders of TCF will control approximately 54% of the pro forma voting interests in the combined company (based on common shares outstanding as of December 31, 2018), which is the primary reason that TCF is the accounting acquirer in the merger. Under the acquisition method of accounting, the assets and liabilities of Chemical, as the accounting acquiree, will be recorded at their respective fair values as of the date the merger is completed.

The unaudited pro forma combined condensed statement of financial condition gives effect to the merger as if the transaction had occurred on December 31, 2018. The unaudited pro forma combined condensed income statement for the year ended December 31, 2018 gives effect to the merger as if the transaction had become effective on January 1, 2018.

The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented, nor the impact of possible business model changes. The unaudited pro forma combined condensed financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the realization of potential cost savings, revenue synergies, changes in market conditions and asset dispositions, among other factors, and, accordingly, does not attempt to predict or suggest future results. Chemical and TCF expect to incur costs associated with the merger and the integration of the businesses and operations of Chemical and TCF. However, the unaudited pro forma combined condensed financial information does not include these estimated merger and integration costs (other than estimated contractually obligated after-tax merger costs). See Note 5 accompanying the unaudited pro forma combined condensed financial information for additional information regarding estimated merger and integration costs.

In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined condensed financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

CHEMICAL AND SUBSIDIARIES UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2018

(Amounts in thousands, except per share data)	Chemical as Reported	TCF as Reported	Pro Forma Adjustments		Pro Forma Chemical and TCF	Capital Actions		Pro Forma Chemical and TCF
Assets
Cash and cash equivalents	$495,839	$587,057	$(45,415	)(1)	$1,037,481	$71,025	(16), (17)	$1,108,506
Investment securities	3,645,931	2,710,571	(5,427	)(2)	6,351,075	—		6,351,075
Loans and leases held-for-sale	85,030	90,664	—		175,694	—		175,694
Total loans and leases	15,269,779	19,072,311	(384,967	)(3)	33,957,123	—		33,957,123
Allowance for loan and lease losses	(109,984)	(157,446)	109,984	(4)	(157,446)	—		(157,446)

Net loans and leases	15,159,795	18,914,865	(274,983)		33,799,677	—		33,799,677
Premises and equipment, net	123,442	427,534	(6,600	)(5)	544,376	—		544,376
Goodwill	1,134,568	154,757	137,109	(6)	1,426,434	—		1,426,434
Other intangible assets	28,556	20,496	139,708	(7)	188,760	—		188,760
Interest receivable and other assets	825,180	793,668	23,396	(8)	1,642,244	975	(17)	1,643,219

Total Assets	$21,498,341	$23,699,612	$(32,212)		$45,165,741	$72,000		$45,237,741

Liabilities and Shareholders’ Equity
Deposits	$15,593,282	$18,903,686	$(33,035	)(9)	$34,463,933	$—		$34,463,933
Collateralized customer deposits	382,687	—	—		382,687	—		382,687
Interest payable and other liabilities	225,110	790,194	—		1,015,304	—		1,015,304
Short-term borrowings	2,035,000	—	—		2,035,000	—		2,035,000
Other borrowings	426,002	1,449,472	(2,856	)(10)	1,872,618	150,000	(17)	2,022,618

Total liabilities	18,662,081	21,143,352	(35,891)		39,769,542	150,000		39,919,542
Shareholders’ equity:
Preferred stock	—	169,302	—	(11)	169,302	—		169,302
Common stock	71,460	1,736	81,553	(12)	154,749	(1,783	)(16)	152,966
Additional paid-in capital	2,209,761	885,089	270,398	(13)	3,365,248	(76,217	)(16)	3,289,031
Retained earnings	616,149	1,766,994	(661,564	)(14)	1,721,579	—		1,721,579
Accumulated other comprehensive income (loss)	(61,110)	(33,138)	61,110	(15)	(33,138)	—		(33,138)
Treasury stock and other	—	(252,182)	252,182	(13)	—	—		—
Non-controlling interests in subsidiaries	—	18,459	—		18,459	—		18,459

Total shareholders’ equity	2,836,260	2,556,260	3,679		5,396,199	(78,000)		5,318,199

Total Liabilities and Shareholders’ Equity	$21,498,341	$23,699,612	$(32,212)		$45,165,741	$72,000		$45,237,741

Book value per common share	$39.69	$14.45			$33.66			$33.54
Tangible book value per common share	$23.54	$13.38			$23.22			$22.98

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

CHEMICAL AND SUBSIDIARIES UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED STATEMENTS OF INCOME FOR THE

YEAR ENDED DECEMBER 31, 2018

(Amounts in thousands, except per share data)	Chemical as Reported	TCF as Reported	Pro Forma Adjustments		Pro Forma Chemical and TCF	Capital Actions		Pro Forma Chemical and TCF
Interest income	$775,996	$1,142,264	$71,976	(18)	$1,990,236	$—		$1,990,236
Interest expense	143,663	150,257	38,532	(19)	332,452	7,500	(23)	339,952

Net interest income	632,333	992,007	33,444		1,657,784	(7,500)		1,650,284
Provision for credit losses	30,750	46,768	—		77,518	—		77,518
Noninterest income	148,536	470,885	—		619,421	—		619,421
Operating expenses	424,198	1,014,400	25,267	(20)	1,463,865	98	(23)	1,463,963

Income before income tax expenses	325,921	401,724	8,177		735,822	(7,598	)(21)	728,224
Income tax expense	41,901	86,096	1,717	(21)	129,714	(1,596	)(23)	128,118

Income after income tax expense	284,020	315,628	6,460		606,108	(6,002)		600,106
Income attributable to noncontrolling interest	—	11,270	—		11,270	—		11,270

Net income attributable to Chemical/TCF	284,020	304,358	6,460		594,838	(6,002)		588,836
Preferred stock dividends	—	11,588	—		11,588	—		11,588
Impact of preferred stock redemption	—	3,481	—		3,481	—		3,481

Net income available to common shareholders	$284,020	$289,289	$6,460		$579,769	$(6,002)		$573,767

Net income per common share
Basic	$3.98	$1.75			$3.75			$3.75
Diluted	$3.94	$1.74			$3.72			$3.73
Dividends per share	$1.24	$0.60			$1.24			$1.24
Average common shares outstanding
Basic	71,385	165,585	(82,296	)(22)	154,674	(1,783	)(24)	152,891
Diluted	72,025	166,562	(82,777	)(22)	155,810	(1,783	)(24)	154,027

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

Note 1—Basis of Presentation

The unaudited pro forma combined condensed financial information and explanatory notes have been prepared to illustrate the effects of the merger involving Chemical and TCF under the acquisition method of accounting with Chemical treated as the legal acquirer and TCF treated as the accounting acquirer. The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined entities. Under the acquisition method of accounting, the assets and liabilities of Chemical (as the accounting acquiree), as of the effective date of the merger, will be recorded at their respective fair values, and the excess of the purchase price consideration over the fair value of Chemical’s net assets will be allocated to goodwill. See Note 2 to the unaudited pro forma combined condensed financial information for detailed calculations of the estimated purchase price.

The merger, which is currently expected to be completed in the late third or early fourth quarter of 2019, provides for TCF common shareholders to receive 0.5081 shares of Chemical common stock for each share of TCF common stock they hold immediately prior to the merger. Based on the closing trading price of shares of Chemical common stock on the NASDAQ Stock Market on [●], 2019, the latest practicable trading day before the date of this joint proxy statement/prospectus, the value of the merger consideration of TCF common stock would be $[●] per share. Based on the closing trading price of shares of Chemical common stock on the NASDAQ Stock Market on January 25, 2019, the last trading day before the public announcement of the merger, the value of the merger consideration of TCF common stock would be $21.58 per share.

The pro forma purchase price allocation reflected in the unaudited pro forma combined condensed financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Chemical’s statement of financial condition and operating results through the effective time of the merger; (ii) the aggregate value of the accounting purchase price determination if the price of shares of TCF common stock varies from the assumed $[●] per share, which represents the closing share price of TCF common stock on [●], 2019; (iii) total merger-related expenses from amounts included herein; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both Chemical and TCF are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be made.

Note 2—Purchase Price Determination

The unaudited pro forma combined condensed statement of financial condition has been adjusted to reflect the preliminary calculation of the estimated purchase price to identifiable net assets acquired. Since the merger will be accounted for as a reverse acquisition, the estimated purchase price was determined in accordance with FASB ASC 805-40-30-2, which explains that the purchase price in a reverse acquisition is determined based on “the number of equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse acquisition.”

The first step in estimating the purchase price in the merger is to determine the pro forma ownership of the combined institution following the merger. The table below summarizes, for each current shareholder group, the pro forma ownership of Chemical common stock following the merger as well as the pro forma market capitalization of the combined company using shares of Chemical and TCF common stock outstanding at December 31, 2018 and Chemical’s closing price on March 21, 2019, the latest practicable trading day before the date of this joint proxy statement/prospectus.

	Chemical Financial Corporation Ownership and Market Value Table (Pro Forma)
	Number of Chemical Outstanding Shares (in thousands)	Percentage Ownership	Market Value at $40.60 Chemical Share Price (in thousands)
Current Chemical shareholders	71,460	46.2%	$2,901,276
Current TCF shareholders	83,289	53.8%	3,381,533

Total	154,749	100.0%	$6,282,809

Next, the hypothetical number of shares TCF would have to issue to give Chemical owners the same percentage ownership in the combined company is calculated in the table below (based on shares of TCF common stock outstanding at December 31, 2018):

	Hypothetical TCF Ownership
	Number of TCF Outstanding Shares (in thousands)	Percentage Ownership
Current Chemical shareholders	140,653	46.2%
Current TCF shareholders	163,923	53.8%

Total	304,576	100.0%

Finally, the purchase price is calculated based on the number of hypothetical shares of TCF common stock issued to Chemical shareholders multiplied by the share price as demonstrated in the table below (amounts in thousands except per share data).

Number of hypothetical TCF shares issued to Chemical shareholders	140,653
TCF market price per share as of March 21, 2019	$20.45

Purchase price determination of hypothetical TCF shares issued to Chemical shareholders	2,876,354
Value of Chemical stock options hypothetically converted to options to acquire shares of TCF common stock	9,000

Purchase price consideration	$2,885,354

Note 3—Preliminary Purchase Price Allocation

The pro forma adjustments include the estimated acquisition accounting entries to record the completion of the merger. The excess of the purchase price over the fair value of net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.

Core deposit intangible assets of $168.3 million are included in the pro forma adjustments separate from goodwill and will be amortized on an accelerated method over ten years. Goodwill totaling $1.27 billion is included in the pro forma adjustments and is not subject to amortization. The purchase price is variable based on the price per share of TCF common stock at the closing date of the merger, which has not yet occurred. Accordingly, a 10% increase or decrease in the price per share of TCF common stock would result in a corresponding purchase price and goodwill adjustment of approximately $315 million.

Below is a summary of the preliminary purchase price allocation used to develop the unaudited pro forma combined condensed statement of financial condition:

(Amounts in thousands)	Chemical as Reported	Adjustments to Reflect Chemical/TCF Merger		Chemical as Adjusted for Acquisition Accounting
Fair value of assets acquired:
Cash and cash equivalents	$495,839	$—		$495,839
Investment securities	3,645,931	(5,427)	(2)	3,640,504
Loans held-for-sale	85,030	—		85,030
Net loans	15,159,795	(274,983)	(3)(4)	14,884,812
Premises and equipment, net	123,442	(6,600)	(5)	116,842
Other intangible assets	28,556	139,708	(7)	168,264
Interest receivable and other assets	825,180	23,396	(8)	848,576

Total assets acquired	20,363,773	(123,906)		20,239,867
Fair value of liabilities assumed:
Deposits	15,593,282	(33,035)	(9)	15,560,247
Collateralized customer deposits	382,687	—		382,687
Interest payable and other liabilities	225,110	—		225,110
Short-term borrowings	2,035,000	—		2,035,000
Other borrowings	426,002	(2,856)	(10)	423,146

Total liabilities assumed	18,662,081	(35,891)		18,626,190

Net assets acquired	1,701,692	(88,015)		1,613,677

Preliminary pro forma goodwill				$1,271,677

Note 4—Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed financial information. All taxable adjustments were calculated using a 21.0% tax rate to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

(1)	Adjustments to reflect the estimated contractually obligated after-tax merger costs of $45.4 million.

(2)	Adjustment to Chemical’s held-to-maturity investment securities to reflect the estimated fair value based on estimates of expected cash flows and current interest rates.

(3)

Adjustment to Chemical’s total loans, net of unrecognized costs, to reflect the estimated fair value of the loan portfolio based on estimates of expected cash flows, which includes credit loss expectations and current interest rates. The net adjustment includes the elimination of net unrecognized loan costs of $19.7 million, establishment of an estimated credit mark of $189.2 million, which is partially offset by reversal of Chemical’s existing credit mark on acquired loans of $25.0 million, and recognition of an estimated interest discount of $201.1 million.

(4)

Elimination of Chemical’s existing allowance for loan losses. Purchased loans in a business combination are recorded at estimated fair value on the purchase date, and the carryover of the related allowance for loan losses is prohibited.

(5)

Adjustment to the statement of financial condition to reduce Chemical’s land and buildings to estimated fair value, with a corresponding adjustment to the income statement to reduce depreciation expense over estimated lives of 25-40 years.

(6)	Adjustments to goodwill to eliminate Chemical’s goodwill of $1.13 billion associated with prior acquisitions and record estimated goodwill associated with the merger of $1.27 billion.

(7)	Adjustments to other intangible assets to eliminate Chemical’s core deposit intangible assets of $28.6 million associated with prior acquisitions and record estimated core deposit intangible assets associated with the merger of $168.3 million, based on a value of 1.50% of Chemical’s non-time customer deposits. Core deposit intangible assets recorded as a result of the merger are expected to be amortized on an accelerated basis over a period of ten years.

(8)	Adjustment to net deferred tax assets to reflect the effects of the acquisition accounting adjustments.

(9)	Adjustment to reflect the estimated fair value of Chemical’s interest-bearing time deposits based on market interest rates for similar instruments.

(10)

Adjustment of $5.7 million primarily related to reducing Chemical’s $410 million of long-term FHLB advances included in other borrowings to estimated fair value and adjustment of $2.8 million to increase Chemical’s $15.9 million of trust preferred securities included in other borrowings to estimated fair value.

(11)

No adjustment needed as each share of TCF 5.70% Series C Non-Cumulative Perpetual Preferred Stock issued and outstanding immediately prior to the merger date will be converted into one share of a newly created series of preferred stock of Chemical.

(12)

Adjustment to reflect the issuance of 83.3 million common shares of Chemical common stock with $1.00 par value per share in connection with the merger and eliminating 173.6 million issued common shares of TCF common stock with $0.01 par value per share.

(13)

Adjustments to eliminate Chemical’s additional paid in capital of $2.21 billion, record the hypothetical issuance of TCF common stock in excess of par value of $2.96 billion, which represents the purchase price consideration of $3.04 billion less $83.3 million classified as $1.00 par value common stock, and reclassify TCF’s historical equity accounts (common stock and treasury stock) into surplus due to the elimination of TCF’s common stock.

(14)	Adjustment to eliminate historical retained earnings of Chemical of $616.1 million and recognize contractually obligated after-tax merger costs of $45.4 million.

(15)	Adjustment to eliminate historical accumulated other comprehensive income of Chemical.

(16)

Adjustment to reflect TCF’s repurchases of $78.1 million of its common stock before the closing of the merger, representing the completion of its existing authorized share repurchase plan. Approximately 3.5 million shares are assumed to be repurchased by TCF at an average price of $22.23 per share, with the adjustment reflected in the pro forma based on the merger exchange ratio of 0.5081.

(17)

Adjustment to reflect Chemical’s issuance of $150 million of subordinated debt obligations, net of estimated fees of $1.0 million, anticipated in conjunction with the closing of the merger. Fees associated with the issuance of subordinated debt are capitalized and amortized over the life of the outstanding debt of ten years.

(18)	Net adjustment to interest income to recognize estimated first year discount loan accretion of $56.6 million attributable to recording the Chemical loans at fair value as of the transaction date.

Adjustment also includes estimated first year interest accretion of $15.4 million associated with recording Chemical’s investment securities at fair value. The discount loan accretion and investment securities accretion are expected to accrete over a period of approximately seven years on an accelerated basis.

(19)

Net adjustment to interest expense to record estimated net first year amortization of premiums on Chemical’s time deposits and long-term debt of $38.7 million and net first year accretion on the net discount on Chemical’s trust preferred securities of $0.2 million. The premium amortization on deposits and long-term debt is expected to be approximately one year for each, and the discount accretion on trust preferred securities is expected to be approximately 14 years.

(20)

Adjustment to eliminate Chemical’s amortization of core deposit intangible asset amortization of $5.7 million and recognize estimated first year core deposit intangible asset amortization of $31.2 million. See pro forma adjustment (7) above for information regarding Chemical’s amortization of core deposit intangible assets. Chemical is still in the process of evaluating the fair value of the intangible assets. Any resulting change in the fair value would have a direct impact on amortization expense. Amortization expense of the core deposit intangible assets for the first five years following the completion of the merger is estimated as follows: Year 1—$31.2 million; Year 2—$27.9 million; Year 3—$24.6 million; Year 4—$21.3 million; and Year 5—$18.1 million.

(21)	Adjustment to recognize the tax impact of pro forma transaction-related adjustments at 21%.

(22)

Adjustment to eliminate TCF’s average common shares outstanding during 2018 and recognize the issuance of 83.3 million shares of Chemical common stock based on TCF’s 163.9 million common shares outstanding at December 31, 2018 and the merger exchange ratio of 0.5081. Average diluted shares outstanding also include the effect of dilutive nonparticipating restricted stock and stock options outstanding during 2018, adjusted for the merger exchange ratio of 0.5081.

(23)

Adjustment to recognized interest expense associated with Chemical’s issuance of $150 million of subordinated debt obligations at an interest rate of 5.0%. Adjustment to operating expenses to recognize amortization of $1.0 million of financing costs associated with issuance over a period of ten years.

(24)

Adjustment to reduce TCF’s common shares outstanding for repurchase of 3.5 million shares of its common stock before the closing of the merger, as discussed in pro forma adjustment (16) above, adjusted for the merger exchange ratio of 0.5081.

Note 5—Merger Integration Costs

Merger and integration related costs are estimated to be $325 million on a combined pre-tax basis, with contractually obligated pre-tax merger costs of $53.5 million ($45.4 million net of tax) due at closing. Contractually obligated merger costs are reflected in the pro forma combined condensed statement of financial condition as part of the pro forma adjustments discussed in Note 4. Merger and integration related costs are not included in the unaudited pro forma combined condensed statement of income since they will be recorded in the combined results of income as they are incurred prior to, or after completion of, the merger and are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented.

DESCRIPTION OF CHEMICAL CAPITAL STOCK

As a result of the merger, TCF shareholders who receive shares of Chemical common stock in the merger will become Chemical shareholders. Your rights as Chemical shareholders will be governed by Michigan law and the Chemical articles of incorporation and the Chemical bylaws. The following description of the material terms of Chemical capital stock, including the Chemical common stock and Chemical Series C preferred stock and related depositary shares to be issued in connection with the merger, reflects the anticipated state of affairs upon completion of the merger. We urge you to read the applicable provisions of Michigan law, the Chemical articles of incorporation and the Chemical bylaws and federal law governing bank holding companies carefully and in their entirety because they describe your rights as a holder of Chemical common stock and Chemical Series C preferred stock.

Authorized Capital

The Chemical articles of incorporation, which we refer to as the Chemical articles, authorize Chemical to issue up to 135,000,000 shares of common stock, par value $1.00 per share, and 2,000,000 shares of preferred stock, no par value per share. If the proposed amendment to the Chemical articles is approved by the Chemical shareholders, as of the effective time of the merger, the Chemical articles will authorize Chemical to issue up to 220,000,000 shares of Chemical common stock. The proposed amendment does not alter the authorized number of shares of Chemical preferred stock. As of December 31, 2018, there were 71,460,119 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Each share of common stock entitles the holder thereof to one vote for each share held by it of record on each matter submitted to a vote. Other than the election of directors, if an action is to be taken by vote of the shareholders, it will be authorized by a majority of the votes cast by the holders of shares entitled to vote on the action, unless a greater vote is required in the Chemical articles or by the MBCA. Directors are elected by a plurality of the votes cast at an election. Chemical elects all directors annually, and it does not have a classified board of directors.

Subject to any superior rights of any holders of preferred shares, each outstanding common share will be entitled to such dividends as may be declared from time to time by the Chemical board of directors out of funds legally available for them. Holders of shares of Chemical common stock have no conversion, preemptive or other rights to subscribe for any securities of Chemical, and there are no redemption or sinking fund provisions with respect to such shares. In the event of any liquidation, dissolution or winding up of Chemical’s affairs and after satisfaction of the preferential requirements of any preferred shares, if any, holders of common stock will be entitled to share ratably in the distribution of the remaining assets of Chemical available for distribution. The rights, preferences and privileges of holders of common stock are subject to applicable law and the rights of the holders of any shares of preferred stock and any additional classes of stock that Chemical may issue in the future.

Preferred Stock

In General

Chemical’s board of directors is authorized to issue up to 2,000,000 shares of preferred stock without further shareholder approval. The board of directors are able to determine the designations and relative voting, distribution, dividend, liquidation and other rights, preferences and limitations of the preferred stock, including, among other things: (a) the designation of each series and the number of shares in the series; (b) the stated value of the shares; (c) the dividend rate on the shares in the series, the relation which dividends will bear to dividends payable on any other class or series of stock, the payment terms and conditions of dividends and whether and upon what conditions dividends will be cumulative; (d) the redemption provisions, if any, applicable to shares of the series; (e) the preference, if any, to which any class or series would be entitled in the event of the liquidation or distribution of Chemical’s assets; (f) the provisions of a purchase, retirement or sinking fund, if any, provided with respect to shares of the series; (g) the rights, if any, to convert or exchange the shares into or for other securities; (h) the voting rights, if any (in addition to any prescribed by law) of the holders of shares of the series; (i) the restrictions, if any, on Chemical’s issuance of additional shares of the series, of any other series, or on any other actions with respect to the powers, preferences or rights of any other series; and (j) any other preferences, privileges, powers, and relative rights, qualifications, limitations or restrictions as board of directors determines are not inconsistent with Chemical’s articles.

Series C Preferred Stock

In connection with the merger, Chemical will issue shares of Chemical Series C preferred stock (and related depositary shares), to be designated 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, with a liquidation preference of $25,000 per share. Under the terms of the merger agreement, these shares will have equivalent rights, preferences, privileges and voting powers as those of the TCF Series C preferred stock for which they are exchanged.

Dividends on shares of the Chemical Series C preferred stock are not mandatory. Holders of the Chemical Series C preferred stock will be entitled to receive, if, as and when declared by Chemical’s board of directors or a duly authorized committee thereof out of legally available assets, non-cumulative cash dividends on the liquidation preference, which is $25,000 per share of Chemical Series C preferred stock (equivalent to $25 per depositary share). Dividends on each share of Chemical Series C preferred stock will accrue on the liquidation preference amount of $25,000 per share at a rate per annum equal to 5.70%. Any dividends will be payable quarterly in arrears on each March 1, June 1, September 1 and December 1.

Holders of the Chemical Series C preferred stock will not have preemptive or subscription rights to acquire more capital stock of Chemical. The Chemical Series C preferred stock is not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of Chemical. The Chemical Series C preferred stock will have no stated maturity and will not be subject to any sinking fund or other obligation of Chemical to redeem or repurchase the Chemical Series C preferred stock. Chemical Series C preferred stock will have no voting rights, as long as dividend payments are current, nor will the related depositary shares.

Certain Provisions of Chemical’s Organizational Documents and Applicable Law

Certain provisions of Chemical’s articles and bylaws and Michigan and federal law may have an effect of delaying, deferring or preventing a change in control of Chemical. These provisions may have the effect of discouraging a future transaction that individual shareholders may believe is in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, if you want to participate in such a transaction, you may not have an opportunity to do so.

Limitation of Liability

Chemical’s articles provide that a director will not be liable to Chemical or Chemical’s shareholders for monetary damages for a breach of a director’s fiduciary duty, except for liability:

•	for a breach of the director’s duty of loyalty to Chemical or Chemical’s shareholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for a violation of Section 551(1) of the MBCA; or

•	for a transaction from which the director derived an improper personal benefit.

Indemnification

Chemical’s articles require that Chemical provide indemnification to its current and former directors, officers, employees and agents and each person who is or has served as a director, officer, employee, partner or agent of another corporation, partnership, joint venture, trust or other enterprise at Chemical’s request to the fullest extent permitted by the MBCA.

Shareholder Proposals and Nominations of Directors

Shareholder proposals and shareholder nominations of directors must be submitted by a shareholder of record who must give timely, written notice of the proposal or nomination to Chemical. The notice must include certain information. The timing and content requirements of the required notice for shareholder proposals are detailed in Section 4.11(b) of Chemical’s bylaws. The timing and content requirements of the required notice for shareholder nominations of directors are detailed in Section 5.03(c) of Chemical’s bylaws. A failure to comply with the timing and content requirements of the required notice will result in a shareholder’s proposal or nomination for director not being considered at the relevant meeting of shareholders.

Authorized But Unissued Shares

The authorized but unissued shares of Chemical common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including but not limited to future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Chemical common stock and preferred stock could render more difficult, or discourage, an attempt to obtain control of Chemical by means of a proxy contest, tender offer, merger or otherwise.

Michigan Law

Chemical is subject to the provisions of Chapter 7A of the MBCA. Chapter 7A contains provisions that generally require that business combinations between a corporation that is subject to Chapter 7A and a beneficial owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than two-thirds of the votes of each class of stock entitled to be cast other than the 10% beneficial owner who is a party to the business combination. The high vote requirements will not apply if (i) Chemical’s board of directors approves the transaction prior to the time the 10% beneficial owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% beneficial owner has been such for at least five years.

Federal Law

The BHC Act requires any “bank holding company,” as defined in the BHC Act, to obtain the approval of the Federal Reserve Board before acquiring more than 5% of Chemical’s common stock. Any “company,” as defined in the BHC Act, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring “control” of Chemical. “Control” for purposes of the BHC Act generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to control the election of a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual, that controls Chemical for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve Board’s regulations thereunder, a person, entity, or group of persons or entities acting in concert, is prohibited from acquiring “control” of a bank holding company such as Chemical unless the Federal Reserve Board has been given prior notice and has not objected to the transaction. The acquisition of more than 10% of a class of voting stock of a bank holding company with publicly held securities, such as Chemical, generally would constitute the acquisition of control of the bank holding company under the Change in Bank Control Act.

Transfer Agent and Registrar

The transfer agent and registrar for Chemical common stock is Computershare Investor Services, LLC.

Listing

Chemical common stock is listed on NASDAQ under the symbol “CHFC.” Following the merger, the common stock of the combined company will be listed on NASDAQ under the symbol “TCF.”

COMPARISON OF RIGHTS OF TCF SHAREHOLDERS AND CHEMICAL SHAREHOLDERS

General

TCF is incorporated under the laws of the State of Delaware and the rights of TCF shareholders are governed by the laws of the State of Delaware, including the DGCL, the TCF’s amended and restated certificate of incorporation, which we refer to as the TCF charter, and TCF’s amended and restated bylaws, which we refer to as the TCF bylaws. As a result of the merger, TCF shareholders who receive shares of Chemical common stock or Chemical Series C preferred stock (and related depositary shares) will become Chemical shareholders. Chemical is incorporated under the laws of the State of Michigan and the rights of Chemical shareholders are governed by the laws of the State of Michigan, including the MBCA, the Chemical articles and the Chemical bylaws. Thus, following the merger, the rights of TCF shareholders who become Chemical shareholders in the merger will no longer be governed by the laws of the State of Delaware, the TCF charter and the TCF bylaws and instead will be governed by the laws of the State of Michigan, as well as by the Chemical articles and the Chemical bylaws.

Comparison of Rights of TCF Shareholders and Chemical Shareholders

Set forth below is a summary comparison of material differences between the rights of TCF shareholders under the TCF charter and the TCF bylaws (left column) and the rights of Chemical shareholders under Michigan law, the Chemical articles and the Chemical bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Chemical articles, the Chemical bylaws, the TCF charter, the TCF bylaws and the other documents or agreements referenced below, as well as the relevant provisions of the MBCA and the DGCL. Copies of Chemical’s and TCF’s governing documents are filed as exhibits to the reports of Chemical and TCF as incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page 163.

	TCF	CHEMICAL
Authorized Capital Stock	The TCF charter authorizes TCF to issue up to 280,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share. As of the TCF record date, there were [●] shares of common stock outstanding and [●] shares of TCF Series C preferred stock outstanding.	The Chemical articles authorize Chemical to issue up to 135,000,000 shares of common stock, par value $1.00 per share, and 2,000,000 shares of preferred stock, no par value per share. If the proposed amendment to the Chemical articles is approved by the Chemical shareholders, as of the effective time of the merger, the Chemical articles will authorize Chemical to issue up to 220,000,000 shares of Chemical common stock. The proposed amendment does not

	TCF	CHEMICAL

alter the authorized number of shares of Chemical preferred stock.

As of the Chemical record date, there were [●] shares of Chemical common stock issued and outstanding, and no shares of Chemical preferred stock issued and outstanding.

Issuance of Additional Shares	TCF’s board of directors may issue additional shares of TCF common stock up to the amounts authorized in the TCF charter, without shareholder approval, subject only to the restrictions of the DGCL and the TCF charter.	Chemical’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Chemical articles, without shareholder approval, subject only to the restrictions of the MBCA and the Chemical articles.

	TCF’s board of directors may authorize the issuance of additional shares of TCF preferred stock up to the amounts specified in the TCF charter, without shareholder approval, subject only to the restrictions of the DGCL and the TCF charter.	Chemical’s board of directors may authorize the issuance of shares of preferred stock up to the amounts specified in the Chemical articles, without shareholder approval, subject only to the restrictions of the MBCA and the Chemical articles.

Voting Rights	The holders of TCF common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the shareholders, including the election of directors. Holders of TCF common stock do not have cumulative voting rights in the election of directors. Holders of TCF Series C preferred stock and related depositary shares do not have voting power, except as required by applicable law and under certain circumstances set forth in the Certificate of Designations for the TCF Series C preferred stock, including if dividends of the TCF Series C preferred stock are deferred for six quarters, holders of Series C preferred stock may elect two directors to the TCF board of directors until full dividends are paid for at least four consecutive dividend periods.	Holders of Chemical common stock generally are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. Holders of Chemical common stock do not have cumulative voting rights in the election of directors.

Dividends	The TCF charter provides that, subject to provisions of law and the preferences of any preferred stock, the holders of TCF common stock are entitled to receive dividends at such time and in such amounts as may be	Under the MBCA, a corporation may make a distribution, unless after giving effect to the distribution: • the corporation would not be able to pay its debts as they

	TCF	CHEMICAL

determined by TCF’s board of directors.

Under the TCF bylaws, dividends upon TCF’s capital stock may be, subject to the TCF charter, declared by TCF’s board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the TCF charter.

Before payment of any dividend, there may be set aside out of any funds of TCF available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of TCF, or for such other purpose as the directors think conducive to the interests of TCF, and the directors may modify or abolish any such reserve in the manner in which it was created.

Under the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

come due in the usual course of business; or

•  the corporation’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights on dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The Chemical articles do not contain any restrictions on the payment of dividends or the making of distributions to holders of its common stock, provided, that if Chemical issues any preferred stock, such preferred stock may have a priority over the holders of Chemical common stock with respect to dividends.

Number and Classification of Directors	The TCF charter provides that the number of directors on the TCF board of directors will be not less than seven members nor more than 25 members as set by the board of directors from time to time. The TCF board of directors presently consists of 12 directors. TCF does not have a classified board.	The Chemical bylaws provide that Chemical’s board must consist of at least five directors, but may not exceed 25 directors. The exact number of directors is determined by the board of directors, and there are currently 13 directors on the Chemical board. Chemical does not have a classified board.

Election of Directors	TCF’s directors are elected annually, to hold office for one-year terms (or until their respective successors are elected and qualified, or until their respective resignation or removal). TCF’s directors are elected by a plurality of the votes cast.	Chemical’s directors are elected annually, to hold office for one-year terms (or until their respective successors are elected and qualified, or until their respective resignation or removal). Chemical’s directors are elected by a plurality of the votes cast.

	TCF	CHEMICAL

Removal of Directors	The TCF charter provides that a director may be removed with or without cause by the affirmative vote of the majority of outstanding shares entitled to vote in an election of directors, subject to procedures and information requirements set forth in the TCF bylaws.	The Chemical bylaws provide that each Chemical director may be removed, with or without cause, by a vote of the holders of a majority of the shares entitled to vote at an election of directors.

Vacancies on the Board of Directors	The TCF charter provides that any vacancies occurring on the board of directors may be filled by the affirmative votes of a majority of the board of directors. The TCF charter also provides that if there is an “interested stockholder” (as defined in Section 203 of the DGCL), such vacancy shall be filled by a vote of the majority of the directors (which we refer to as “TCF continuing directors”) who are not interested stockholders or an “affiliate” or “associate” (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended) of an interested stockholder.	The Chemical bylaws provide that in case of any vacancy on the board such vacancy may be filled by the affirmative vote of a majority of the remaining directors, unless filled by proper action of the shareholders. Each person so elected will be a director for a term of office continuing only until the next election of directors by the shareholders.

Action by Written Consent	The TCF charter provides that, except for the removal of a director, any action required to be taken or which may be taken at any annual or special meeting of the shareholders may be taken by written consent without a meeting if a consent in writing, setting forth the action so taken, is signed by all shareholders entitled to vote upon the action.	The Chemical articles provide that any action required or permitted under the MBCA to be taken at an annual or special meeting of the Chemical shareholders may be taken without a meeting, without prior notice, and without a vote, if a written consent setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.

Nomination of Director Candidates by Shareholders

The TCF bylaws establish procedures that shareholders must follow to nominate persons for election to the TCF board of directors.

The shareholder making the nomination must deliver to TCF’s Secretary a written notice, which must be received by (x) not more than 30 days in advance of an annual meeting, nor 70 days after the anniversary of

The Chemical bylaws provide that a shareholder of record entitled to vote in an election of directors may nominate a person for election to the Chemical board by delivering, not less than 120 days prior to the annual meeting, and not more than seven days following the date of notice of a special meeting called for election of directors, a notice to Chemical’s Secretary that includes,

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the previous year’s annual meeting, not earlier than the close of business on the 120th day and not later than the 90th day in advance of the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of shareholders, the close of business on the tenth day following the date of the earlier of the day on which notice of the date of the annual meeting was mailed or the day on which public disclosure was made.

The nomination notice must set forth certain information about (i) the person to be nominated, including (a) the name, age, business address and residence address of such person; (b) the principal occupation or employment of such person; (c) the class and number of shares of the TCF equity securities which are beneficially owned by such person on the date of such shareholder notice and (d) any other information relating to such person that would be required to be disclosed pursuant to Schedule 13D under the Exchange Act in connection with the acquisition of shares, and pursuant to Regulation 14A under the Exchange Act, in connection with the solicitation of proxies with respect to nominees for election as directors and (ii) the shareholder giving the notice, including (a) the name(s) and address(es), as they appear on TCF’s books, of such shareholder and any other shareholder who is a record or beneficial owner of any TCF common stock or preferred stock and who is known by such shareholder to be supporting such nominee(s) and (b) the class and number of shares of the TCF common stock and TCF preferred stock which are beneficially owned and owned of record by such shareholder on the date of such shareholder notice, and the number of shares of the TCF common stock and TCF preferred stock beneficially with respect to each proposed nominee, (i) the nominee’s name, age, business address and residence; (ii) the nominee’s occupation or employment; (iii) the number of shares of capital stock of Chemical that are beneficially owned by the nominee; (iv) a statement that such nominee is willing to be nominated and to serve if elected; and (v) such other information concerning such nominee as would be required under SEC rules to be provided in a proxy statement soliciting proxies for the election of such nominee.

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owned and owned of record by any person known by such shareholder to be supporting such nominee(s) on the date of such shareholder notice.

Notice of Shareholder Meeting	The TCF bylaws provide that, except as otherwise required by applicable law, written notice of each annual and special meeting of shareholders stating the date, hour and place, if any, of the meeting and means of remote communication, if any, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each shareholder of record entitled to vote thereat not less than ten nor more than 50 days before the date of the meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.	Written notice of each shareholders’ meeting shall be given to Chemical shareholders of record not less than 10 and not more than 60 days prior to the meeting date. The notice must set forth the time, place and purpose of such meeting. Any shareholder may waive notice of such meeting either before or after such meeting.

Amendment of Charter/Articles and Bylaws

The TCF charter may be amended in the manner prescribed by Delaware law in force at the time. The affirmative vote of the holders of a majority of TCF’s outstanding stock entitled to vote thereon is required to approve any amendment to the TCF charter.

The TCF charter provides that the TCF bylaws may be amended by (i) the affirmative vote of the holders of a majority of TCF’s outstanding stock entitled to vote thereon or (ii) a resolution adopted by a majority of the TCF board of directors or TCF continuing directors, as applicable.

The Chemical articles may be amended by the affirmative vote of the holders of a majority of the outstanding shares of Chemical common stock entitled to vote. The Chemical bylaws may be amended, altered or repealed by the Chemical board of directors or by the Chemical shareholders at a meeting.

Special Meeting of Shareholders	The TCF charter provides that special meetings of the shareholders may be called for any purpose or purposes at any time by (i) a majority of the TCF board of directors or TCF continuing directors, as applicable, or (ii) shareholders holding 25% of the outstanding shares entitled to vote, provided that (a) the shareholders have held the shares for at least one year and (b) the request is in proper form as prescribed in the TCF bylaws or as otherwise required by applicable law.	The Chemical bylaws require the President or Secretary of Chemical to call a special meeting of shareholders at the written request of shareholders holding a majority of the shares of Chemical common stock outstanding and entitled to vote at a meeting. The request must state the purpose or purposes for which the meeting is to be called. A special meeting of shareholders may also be called by Chemical’s board of directors, the Chair of the board or President.

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The TCF bylaws provide that special meetings of shareholders shall be held at such date, hour and place, if any, as the Board of Directors shall fix; provided, however, that the special meeting shall not be held more than 120 days after receipt of a request for a special meeting of shareholders submitted by one or more shareholders.

The TCF bylaws require that a shareholder request for a special meeting must, among other things, specify in reasonable detail the specific purpose(s) of and the business proposed to be conducted at the special meeting, and the reasons for proposing the business and suggest a date for the special meeting, no fewer than 30 days and no more than 120 days from the date the request is delivered to the TCF Secretary. The TCF bylaws further provide that a shareholder request for a special meeting must include (i) a representation that each Requesting Shareholder, or one or more representatives of each such shareholder, intends to appear in person or by proxy at the special meeting to present the proposal(s) or business to be brought before the special meeting and (ii) documentary evidence that the shareholders requesting the meeting had stock ownership of at least 25% of the shares entitled to vote upon the subject of the meeting as of the date the special meeting request was delivered to the TCF Secretary and for at least one full year prior to the date of such delivery.

Shareholder Proposals	In order for business regarding a proposal by shareholders to be conducted at a TCF annual meeting or TCF special meeting, notice must be delivered to or mailed and received at TCF (x) not more than 30 days in advance of an annual meeting of shareholders, nor 70 days after the anniversary of the previous year’s annual meeting, not earlier than the close of business on the 120th day and not later than the 90th day in advance	No matter may be presented for shareholder action at a Chemical annual or special meeting of shareholders unless such matter is: (i) specified in the notice of the meeting (or any supplement to the notice) given by or at the direction of the board of directors; (ii) otherwise presented at the meeting by or at the direction of the board of directors; (iii) properly presented for action at the meeting by a shareholder in

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of the anniversary of the previous year’s annual meeting and (y) with respect to any other annual meeting of shareholders, the close of business on the tenth day following the date of the earlier of the day on which notice of the date of the annual meeting was mailed or the day on which public disclosure was made.

The shareholder notice for shareholder proposals must set forth, as to each matter the shareholder proposes to bring before the annual meeting, (i) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the TCF books, of the shareholder proposing such business and any other shareholder who is the record or beneficial owner of any TCF common stock or TCF preferred stock known by such shareholder to be supporting such proposal, (iii) the class and number of shares of TCF common stock or TCF preferred stock which are beneficially owned and owned of record by the shareholder giving the notice on the date of such shareholder notice and by any other record or beneficial owners of TCF common stock or TCF preferred stock known by such shareholder to be supporting such proposal on the date of such shareholder notice and (iv) any financial or other interest of the shareholder in such proposal.

accordance with the notice provisions set forth in the bylaws and any other applicable requirements; or (iv) a procedural matter presented, or accepted for presentation, by the Chair in his or her sole discretion.

For a matter to be properly presented by a Chemical shareholder, the shareholder must have given timely notice of the matter in writing to Chemical’s secretary. To be timely, the notice must be delivered to or mailed to and received at the principal executive offices of Chemical not less than 120 days prior to the date corresponding to the date of Chemical’s proxy statement or notice of meeting released to shareholders in connection with the last preceding annual meeting of shareholders in the case of an annual meeting (unless the corporation did not hold an annual meeting within the last year, or if the date of the upcoming annual meeting changed by more than 30 days from the date of the last preceding meeting, then the notice must be delivered or mailed and received not more than ten days after the earlier of the date of the notice of the meeting or public disclosure (as defined in the bylaws) of the date of the meeting), and not more than ten days after the earlier of the date of the notice of the meeting or public disclosure (as defined in the bylaws) of the date of the meeting in the case of a special meeting.

The notice by the Chemical shareholder must set forth: (i) a brief description of the matter the shareholder desires to present for shareholder action; (ii) the name and record address of the shareholder proposing the matter for shareholder action; (iii) the class and number of shares of capital stock of Chemical that are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in the matter proposed for shareholder action.

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Notwithstanding the above, if the shareholder desires to require Chemical to include the shareholder’s proposal in Chemical’s proxy materials, matters and proposals submitted for inclusion in the Chemical’s proxy materials shall be governed by the solicitation rules and regulations of the Exchange Act, including without limitation Rule 14a-8.

Quorum and Adjournment	The TCF bylaws provide that, the holders of a majority of the voting power of the outstanding TCF stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of shareholders. If, however, there is not a quorum present or represented by proxy at any meeting of shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented by proxy.	The Chemical bylaws provide that the shareholders present at a meeting in person or by proxy and representing at least a majority of the outstanding shares entitled to vote at the meeting will constitute a quorum. If a quorum is not present, the Chair of the meeting may adjourn the meeting to solicit additional proxies. In addition, shareholders may adjourn the meeting by a vote of the shares present in person or by proxy at the meeting.

Indemnification of Directors and Officers	The TCF charter provides that TCF will, to the fullest extent permitted by Section 145 of the DGCL, indemnify each person who is or was an officer or director of TCF and each person who serves or served as a director, officer, partner, member or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, at the request of TCF and may indemnify any and all other persons whom it shall have power to indemnify under Section 145 of the DGCL from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the DGCL. The TCF bylaws provide that TCF may indemnify each person who is or was an agent or employee of TCF or one of its subsidiaries to the fullest extent permitted by the DGCL.	The Chemical articles and the Chemical bylaws each indicate that Chemical will indemnify, to the fullest extent permitted by the MBCA, persons who serve or have served as directors, officers, employees or agents of Chemical, and persons who serve or have served at the request of Chemical as directors, officers, employees, partners or agents of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise.

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Certain Business Combination Restrictions and Other Shareholder Limitations	Under Delaware law, a shareholder who acquires more than 15% of the outstanding voting shares of the corporation but less than 85% of such shares is an interested stockholder and may not engage in certain business combinations, including but not limited to a merger, consolidation, sale or other disposition, with the corporation for a period of three years subsequent to the date on which the shareholder became an interested stockholder unless prior to such date: (i) the board of directors of the corporation approves either the business combination or the transaction which resulted in the shareholder becoming an interested stockholder or (ii) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. This provision would not apply to a business combination involving an interested stockholder who became one inadvertently if the interested stockholder: (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an interested stockholder and (ii) would not, at any time within the three-year period immediately prior to a business combination between the corporation and such shareholder, have been an interested stockholder but for the inadvertent acquisition of ownership. TCF has not “opted out” of this provision of Delaware law.

Neither the Chemical articles nor the Chemical bylaws contain any special provisions relating to the approval of business combinations.

Chemical is subject to the provisions of Chapter 7A of the MBCA. Chapter 7A contains provisions that generally require that business combinations between a corporation that is subject to Chapter 7A and a beneficial owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than two-thirds of the votes of each class of stock entitled to be cast other than the 10% beneficial owner who is a party to the business combination. The high vote requirements will not apply if (i) Chemical’s board of directors approves the transaction prior to the time the 10% beneficial owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% beneficial owner has been such for at least five years.

Exclusive Forum	The TCF bylaws provide that, unless TCF consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of TCF, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of TCF to	Under the Chemical bylaws, unless Chemical consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Chemical, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee

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	the company or its current or former shareholders, (iii) any action asserting a claim against TCF or any current or former director, officer or other employee of TCF arising pursuant to any provision of the DGCL, the TCF charter or the TCF bylaws (as either may be amended from time to time), (iv) any action asserting a claim governed by the internal affairs doctrine or (v) any action asserting an “internal corporate claim” as that term is defined under the DGCL, shall be the Court of Chancery of the State of Delaware or, if no court of the State of Delaware has jurisdiction, the United States District Court for the District of Delaware, to the fullest extent permitted by law. Any person or entity purchasing or otherwise acquiring or holding any debt or stock or other equity interests of TCF shall be deemed to have notice of and consented to the foregoing provisions.	of Chemical to the company or its shareholders, (iii) any action asserting a claim against Chemical or any current or former director, officer or other employee of Chemical arising pursuant to any provision of the MBCA, the articles of incorporation or the bylaws (as either may be amended from time to time) or (iv) any action asserting a claim against Chemical or any current or former director, officer or other employee of Chemical governed by the internal affairs doctrine shall be the federal district court for the Eastern District of Michigan, Southern Division (or, if the federal district court does not have jurisdiction, the Circuit Courts of the State of Michigan located in Oakland County). Any person or entity purchasing or otherwise acquiring or holding any debt or capital stock or other equity interests of Chemical shall be deemed to have notice of and to have consented to the foregoing provisions.

Appraisal Rights	Under Section 262 of the DGCL, a shareholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. However, shareholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of shareholders entitled to vote at the meeting of shareholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to shareholders of the surviving corporation if the merger did not require the vote of the shareholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are

The MBCA generally provides that a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

•  consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by the MBCA or the articles of incorporation and the shareholder is entitled to vote on the merger, or the corporation is a subsidiary that is merged with its parent;

•  consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

•  consummation of a sale or exchange of all, or substantially

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available if shareholders are required by the terms of the merger agreement to accept for their shares anything other than (i) shares of stock of the surviving corporation, (ii) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (iii) cash instead of fractional shares or (iv) any combination of clauses (i)—(iii). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order;

•  an amendment of the articles of incorporation if that amendment materially alters or abolishes certain rights of the shareholder;

•  any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; and

•  the approval of a control share acquisition as defined in the MBCA.

Unless otherwise provided in the articles of incorporation, bylaws or a resolution of the board, a shareholder’s right to dissent is materially limited as to shares that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, on the record date fixed to vote on the corporate action. Additionally, those rights are limited in the case of a merger or share exchange in which shareholders receive cash or shares that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers on the effective date of the merger or any combination thereof and other similar transactions.

NO APPRAISAL OR DISSENTER RIGHTS

Dissenters’ rights or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under the MBCA, holders of Chemical common stock will not be entitled to dissenters’ or appraisal rights in the merger with respect to their shares of Chemical common stock, and under the DGCL, holders of TCF stock will not be entitled to appraisal rights in the merger with respect to their shares of TCF common stock or TCF Series C preferred stock.

EXPERTS

The consolidated financial statements of Chemical as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of TCF as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

Nelson Mullins Riley & Scarborough LLP and Simpson Thacher & Bartlett LLP will deliver, prior to the effective time of the merger, their opinions to Chemical and TCF, respectively, as to certain United States federal income tax consequences of the merger. See “Material United States Federal Income Tax Consequences of the Merger” beginning on page 130.

The legality of shares of Chemical common stock offered by this joint proxy statement/prospectus will be passed upon for Chemical by Nelson Mullins Riley & Scarborough LLP.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified the company whose shares they hold of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

If you are a Chemical shareholder, Chemical will promptly deliver a separate copy of this joint proxy statement/prospectus to you if you direct your request to Chemical’s Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226 or by calling (800) 867-9757. If you want to receive separate copies of a Chemical proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact Chemical at the above address and telephone number.

If you are a TCF shareholder, TCF will promptly deliver a separate copy of this joint proxy statement/prospectus to you if you direct your request to TCF’s Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-01-G, Wayzata, MN 55391-1693 or by calling (952) 745-2760. If you want to receive separate copies of a TCF proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, brokerage firm or other nominee, or you may contact TCF at the above address and telephone number.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the Chemical board of directors nor the TCF board of directors knows of any matters that will be presented for consideration at their respective meetings of shareholders, other than as described in this joint proxy statement/prospectus. If any other matters properly come before the Chemical special meeting or the TCF special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxies as to any of these matters.

CHEMICAL ANNUAL MEETING SHAREHOLDER PROPOSALS

A shareholder seeking to present a proposal at Chemical’s annual meeting of shareholders must submit a notice to the Corporate Secretary of Chemical in accordance with Chemical’s bylaws not less than 120 calendar days prior to the date corresponding to the date of our proxy statement or notice of meeting released to shareholders in connection with the last preceding annual meeting of shareholders, in the case of an annual meeting (unless Chemical did not hold an annual meeting within the last year, or if the date of the upcoming annual meeting changed by more than 30 days from the date of the last preceding meeting, then the notice must be delivered or mailed and received not more than 10 days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting) and not more than 10 days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting, in the case of a special meeting. A shareholder seeking to include a proposal in Chemical’s proxy statement and form of proxy relating to a meeting of shareholders must submit the proposal to Chemical in accordance with SEC Rule 14a-8. With respect to Chemical’s 2019 annual meeting of shareholders, the deadline to submit a notice of a proposal and to include a proposal in Chemical’s proxy statement and form of proxy relating to the meeting was November 16, 2018. With respect to Chemical’s 2020 annual meeting of shareholders, the deadline to submit a notice of a proposal and to include a proposal in Chemical’s proxy statement and form of proxy relating to the meeting is November 27, 2019.

A shareholder seeking to nominate an individual for election as a director of Chemical must submit a notice to the Corporate Secretary of Chemical in accordance with Chemical’s not less than 120 days prior to the date of the meeting, in the case of an annual meeting, and not more than seven days following the date of notice of the meeting, in the case of a special meeting.

TCF ANNUAL MEETING SHAREHOLDER PROPOSALS

A TCF shareholder seeking to present a proposal at TCF’s annual meeting of shareholders must submit a notice to the Corporate Secretary of TCF in accordance with TCF’s bylaws (i) with respect to an annual meeting of shareholders to be held on a day not more than 30 days in advance, nor 70 days after the anniversary of the previous year’s annual meeting, not earlier than the close of business on the 120th day and not later than the 90th day in advance of the anniversary of the previous year’s annual meeting; or (ii) with respect to any other annual meeting of shareholders, the close of business on the tenth day following the date of the earlier of the day on which notice of the date of the annual meeting was mailed or the day on which public disclosure was made. A shareholder seeking to include a proposal in TCF’s proxy statement and form of proxy relating to a meeting of shareholders must submit the proposal to TCF in accordance with SEC Rule 14a-8. With respect to TCF’s 2019 annual meeting of shareholders, the deadline to submit a notice of a proposal and to include a proposal in TCF’s proxy statement and form of proxy relating to the meeting was November 14, 2018. With respect to TCF’s 2020 annual meeting of shareholders, the deadline to submit a notice of a proposal and to include a proposal in TCF’s proxy statement and form of proxy relating to the meeting is November 16, 2019.

A TCF shareholder seeking to nominate an individual for election as a director of TCF must submit a notice to the Corporate Secretary of TCF in accordance with TCF’s bylaws (i) with respect to an annual meeting of shareholders to be held on a day not more than 30 days in advance, nor 70 days after the anniversary of the previous year’s annual meeting, not earlier than the close of business on the 120th day and not later than the 90th day in advance of the anniversary of the previous year’s annual meeting; or (ii) with respect to any other annual meeting of shareholders, the close of business on the tenth day following the date of the earlier of the day on which notice of the date of the annual meeting was mailed or the day on which public disclosure was made.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Chemical and TCF to incorporate certain information into this joint proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information that is superseded by information contained directly in this joint proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this joint proxy statement/prospectus. The documents that are incorporated by reference contain important information about Chemical and TCF and their financial conditions and you should read this joint proxy statement/prospectus together with any other documents incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Chemical (Central Index Key 0000019612), other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 28, 2019;

•	Proxy Statement on Schedule 14A for the 2019 annual meeting of Chemical shareholders filed with the SEC on March 28, 2019;

•	Current Reports on Form 8-K filed with the SEC on January 11, 2019, January 22, 2019 and January 28, 2019 (other than the portions of those documents not deemed to be filed); and

•

The description of Chemical’s common stock contained in Chemical’s Registration Statement on Form 8-A filed with the SEC on January 2, 1976, and any amendment or report filed for the purpose of updating such description.

This joint proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by TCF (Central Index Key 0000814184), other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 26, 2019;

•	Proxy Statement on Schedule 14A for the 2019 annual meeting of TCF shareholders filed with the SEC on March 15, 2019; and

•	Current Reports on Form 8-K filed with the SEC on January 28, 2019, February 7, 2019, February 20, 2019 and March 4, 2019 (other than the portions of those documents not deemed to be filed).

In addition, Chemical and TCF are incorporating by reference all documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the Chemical special meeting and TCF special meeting, as applicable, provided, however, that Chemical and TCF are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

Except where the context otherwise indicates, the information contained in this joint proxy statement/prospectus with respect to Chemical was provided by Chemical, and the information contained in this joint proxy statement/prospectus with respect to TCF was provided by TCF.

Both Chemical and TCF file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Chemical or TCF file with the SEC without charge by following the instructions in the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” in the forepart of this joint proxy statement/prospectus.

No person has been authorized to give any information or make any representation about the merger or Chemical or TCF that differs from, or adds to, the information in this joint proxy statement/prospectus or in documents that are publicly filed with the SEC. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus, and neither the mailing of this joint proxy statement/prospectus to Chemical shareholders and TCF shareholders nor the issuance of Chemical common stock or Chemical Series C preferred stock in the merger shall create any implication to the contrary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Chemical is obligated under the its Articles of Incorporation and Bylaws to indemnify its directors, officers, employees or agents and persons who serve or have served at the request of Chemical as directors, officers, employees, agents or partners of another corporation or other enterprise to the fullest extent permitted under the MBCA.

Sections 561 through 571 of the MBCA contain provisions governing the indemnification of directors and officers by Michigan corporations. That statute provides that a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Indemnification of expenses (including attorneys’ fees) and amounts paid in settlement is permitted in derivative actions, except that indemnification is not allowed for any claim, issue or matter in which such person has been found liable to the corporation unless and to the extent that a court decides indemnification is proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of an action, suit or proceeding, or in defense of a claim, issue or matter in the action, suit or proceeding, the corporation shall indemnify him or her against actual and reasonable expenses (including attorneys’ fees) incurred by him or her in connection with the action, suit or proceeding, and any action, suit or proceeding brought to enforce the mandatory indemnification provided under the MBCA. The MBCA permits partial indemnification for a portion of expenses (including reasonable attorneys’ fees), judgments, penalties, fines and amounts paid in settlement to the extent the person is entitled to indemnification for less than the total amount.

A determination that the person to be indemnified meets the applicable standard of conduct and an evaluation of the reasonableness of the expenses incurred and amounts paid in settlement shall be made: (i) by a majority vote of a quorum of the board of directors who were not parties or threatened to be made parties to the action, suit or proceeding; (ii) if a quorum cannot be so obtained, by a majority vote of a committee of not less than two directors who are not, at the time, parties or threatened to be made parties to the action, suit or proceeding; (iii) by independent legal counsel; (iv) by all independent directors not parties or threatened to be made parties to the action, suit or proceeding; or (v) by the shareholders (excluding shares held by directors, officers, employees or agents who are parties or are threatened to be made parties to the action, suit or proceeding). An authorization for payment of indemnification may be made by: (a) the board of directors by (i) a majority vote of all directors who are not parties or threatened to be made parties to the action, suit or proceeding, provided that there are at least two such directors, (ii) a majority vote of a committee of two or more directors who are not parties or threatened to be made parties to the action, suit or proceeding, (iii) a majority vote of all “independent directors” who are not parties or threatened to be made parties to the action, suit or proceeding, provided that there is at least one such director, or (iv) if the corporation lacks the appropriate persons for alternatives (i) through (iii), by a majority vote of the entire board of directors; or (b) the shareholders (excluding shares held by directors, officers, employees or agents who are parties or threatened to be made parties to the action, suit or proceeding). Under the MBCA, Chemical may indemnify a director without a determination that the director has met the applicable standard of conduct unless the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated Section 551 of the MBCA (which prohibits certain dividends, distributions and loans to insiders of the corporation), or intentionally committed a criminal act. A director may file for a court determination of the propriety of indemnification in any of the situations set forth in the preceding sentence.

In certain circumstances, the MBCA further permits advances to cover such expenses before a final disposition of the proceeding, upon receipt of an undertaking, which need not be secured and which may be accepted without reference to the financial ability of the person to make repayment, by or on behalf of the director, officer, employee or agent to repay such amounts if it shall ultimately be determined that he or she has not met the applicable standard of conduct. If a provision in the articles of incorporation or bylaws, a resolution of the board or shareholders or an agreement makes indemnification mandatory, then the advancement of expenses is also mandatory, unless the provision, resolution or agreement specifically provides otherwise.

The indemnification provisions of the MBCA are not exclusive of the rights to indemnification under a corporation’s articles of incorporation or bylaws or by agreement. However, the total amount of expenses advanced or indemnified from all sources combined may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director, officer, employee or agent.

The MBCA permits Chemical to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Chemical, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Chemical maintains such insurance on behalf of its directors, officers, employees and agents.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of January 27, 2019, by and between TCF Financial Corporation and Chemical Financial Corporation (included as Annex A to the joint proxy statement/prospectus contained in this Registration Statement and incorporated herein by reference).†

3.1	Restated Articles of Incorporation of Chemical Financial Corporation, as amended (incorporated by reference to Exhibit 3.1 of Chemical Financial Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017).

3.2	Bylaws of Chemical Financial Corporation (incorporated by reference to Exhibit 3.1 of Chemical Financial Corporation’s Current Report on Form 8-K filed with the SEC on January 28, 2019).

3.3	Form of Proposed Amendment to the Restated Articles of Incorporation of Chemical Financial Corporation to increase the number of authorized shares from 135 million to 220 million and to effect the name change (attached as Exhibit 2 to Annex A to this joint proxy statement/prospectus contained in this Registration Statement and incorporated herein by reference).

3.4	Form of Proposed Bylaws of TCF Financial Corporation (as the combined company) (attached as Exhibit 3 to Annex A to this joint proxy statement/prospectus contained in this Registration Statement and incorporated herein by reference).

Exhibit	Description

3.5	Form of Proposed Certificate of Designations of 5.70% Series C Non-Cumulative Perpetual Preferred Stock of TCF Financial Corporation (as the combined company) (attached as Exhibit 1 to Annex A to this joint proxy statement/prospectus contained in this Registration Statement and incorporated herein by reference).

4.1	Restated Articles of Incorporation of Chemical Financial Corporation. Exhibit 3.1 is hereby incorporated by reference.

4.2	Bylaws of Chemical Financial Corporation. Exhibit 3.2 is hereby incorporated by reference.

4.3	Long-Term Debt. Chemical Financial Corporation has outstanding long-term debt which at the time of this filing does not exceed 10% of Chemical Financial Corporation’s total consolidated assets. Chemical Financial Corporation agrees to furnish copies of the agreements defining the rights of holders of such long-term debt to the SEC upon request.

4.4	Deposit Agreement, dated as of September 14, 2017, by and among TCF Financial Corporation, Computershare Trust Company, N.A. and Computershare Inc., jointly as Depositary (incorporated by reference to Exhibit 4.2 of TCF Financial Corporation’s Current Report on Form 8-K filed with the SEC on September 14, 2017).

5.1	Opinion of Nelson Mullins Riley and Scarborough LLP regarding the legality of the securities being registered.*

8.1	Opinion of Nelson Mullins Riley and Scarborough LLP regarding certain U.S. federal income tax aspects of the merger.**

8.2	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. federal income tax aspects of the merger.**

23.1	Consent of KPMG LLP, independent registered public accounting firm of Chemical Financial Corporation.*

23.2	Consent of KPMG LLP, independent registered public accounting firm of TCF Financial Corporation.*

23.3	Consent of Nelson Mullins Riley and Scarborough LLP (included in Exhibit 5.1 hereto).*

23.4	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2 hereto).**

24	Power of Attorney (included on signature page).*

99.1	Consent of Keefe, Bruyette & Woods, Inc.*

99.2	Consent of J.P. Morgan Securities LLC.*

99.3	Consent of Craig R. Dahl to be named as director.*

99.4	Consent of Vance K. Opperman to be named as director.*

99.5	Form of Proxy Card to be used by Chemical.**

99.6	Form of Proxy Card to be used by TCF.**

*	Filed herewith.
**	To be filed by amendment.
†

Pursuant to Item 601(b)(2) of Regulation S-K, Chemical agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Agreement and Plan of Merger to the SEC on a confidential basis upon request.

ITEM 22.	UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus (i) that is filed pursuant to the preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(10)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on March 29, 2019.

CHEMICAL FINANCIAL CORPORATION

By:	/s/ David T. Provost
David T. Provost Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

March 29, 2019	By	/s/ David T. Provost
David T. Provost Director, Chief Executive Officer and President (Principal Executive Officer)

March 29, 2019	By	/s/ Dennis L. Klaeser
Dennis L. Klaeser Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

March 29, 2019	By:	/s/ Kathleen S. Wendt
Kathleen S. Wendt Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)

March 29, 2019	By	/s/ James R. Fitterling
James R. Fitterling Director

March 29, 2019	By	/s/ Ronald A. Klein
Ronald A. Klein Director

March 29, 2019	By	/s/ Richard M. Lievense
Richard M. Lievense Director

March 29, 2019	By	/s/ Barbara J. Mahone
Barbara J. Mahone Director

March 29, 2019	By	/s/ Barbara L. McQuade
Barbara L. McQuade Director

March 29, 2019	By	/s/ John E. Pelizzari
John E. Pelizzari Director

March 29, 2019	By	/s/ Thomas C. Shafer
Thomas C. Shafer Vice Chairman

March 29, 2019	By	/s/ Lawrence D. Stauffer
Lawrence D. Stauffer Director

March 29, 2019	By	/s/ Jeffrey L. Tate
Jeffrey L. Tate Director

March 29, 2019	By	/s/ Gary Torgow
Gary Torgow
Chairman

March 29, 2019	By	/s/ Arthur A. Weiss
Arthur A. Weiss Director

March 29, 2019	By	/s/ Franklin C. Wheatlake
Franklin C. Wheatlake Director

Annex A

AGREEMENT AND PLAN OF MERGER

by and between

TCF FINANCIAL CORPORATION

and

CHEMICAL FINANCIAL CORPORATION

Dated as of January 27, 2019

- A-i -

4.6.	Financial Statements	26
4.7.	Broker’s Fees	27
4.8.	Absence of Certain Changes or Events	27
4.9.	Legal Proceedings	27
4.10.	Taxes and Tax Returns	28
4.11.	Employees and Employee Benefit Plans	28
4.12.	Compliance with Applicable Law	30
4.13.	Certain Contracts	31
4.14.	Agreements with Regulatory Agencies	32
4.15.	Risk Management Instruments	32
4.16.	Environmental Matters	32
4.17.	Investment Securities	33
4.18.	Real Property	33
4.19.	Intellectual Property	33
4.20.	Related Party Transactions	33
4.21.	State Takeover Laws	34
4.22.	Reorganization	34
4.23.	Opinion of Financial Advisor	34
4.24.	Chemical Information	34
4.25.	Loan Portfolio	34
4.26.	Insurance	36
4.27.	Information Security	36
4.28.	No Other Representations or Warranties	36
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		36
5.1.	Conduct of TCF Business Prior to the Effective Time	36
5.2.	TCF Forbearances	37
5.3.	Conduct of Chemical Business Prior to the Effective Time	39
5.4.	Chemical Forbearances	39
ARTICLE VI ADDITIONAL AGREEMENTS		42
6.1.	Regulatory Matters	42
6.2.	Access to Information	43
6.3.	Approvals of Chemical Shareholders and TCF Stockholders	44
6.4.	Legal Conditions to Merger	45
6.5.	Stock Exchange Listing	45
6.6.	Employee Benefit Plans	45
6.7.	Indemnification; Directors’ and Officers’ Insurance	47
6.8.	Additional Agreements	48
6.9.	Advice of Changes	48
6.10.	TCF Acquisition Proposals	48
6.11.	Chemical Acquisition Proposals	50
6.12.	Public Announcements	51
6.13.	Restructuring Efforts	51
6.14.	Takeover Statutes	51
6.15.	Exemption from Liability under Section 16(b)	52
6.16.	Litigation and Claims	52
6.17.	Assumption of TCF Debt	52
6.18.	Data Conversion	52
6.19.	Corporate Governance	52
6.20.	Dividends	53
ARTICLE VII CONDITIONS PRECEDENT		53
7.1.	Conditions to Each Party’s Obligation to Effect the Merger	53
7.2.	Conditions to Obligations of Chemical	54
7.3.	Conditions to Obligations of TCF	54

- A-ii -

ARTICLE VIII TERMINATION AND AMENDMENT		55
8.1.	Termination	55
8.2.	Effect of Termination	56
ARTICLE IX GENERAL PROVISIONS		58
9.1.	Nonsurvival of Representations, Warranties and Agreements	58
9.2.	Amendment	58
9.3.	Extension; Waiver	58
9.4.	Expenses	58
9.5.	Notices	58
9.6.	Interpretation	59
9.7.	Counterparts	60
9.8.	Entire Agreement	60
9.9.	Governing Law; Jurisdiction	60
9.10.	Waiver of Jury Trial	60
9.11.	Assignment; Third Party Beneficiaries	61
9.12.	Specific Performance	61
9.13.	Severability	61
9.14.	Delivery by Facsimile or Electronic Transmission	61

- A-iii -

INDEX OF DEFINED TERMS

$76
25%	63
a majority	63
Acceptable Confidentiality Agreement	62
affiliate	76
Agreement	1
Anti-Money Laundering Laws	21
Assumed TCF Equity Awards	4
Bank Merger	6
Bank Merger Agreement	6
Bank Merger Certificates	6
BHC Act	9
Blue Sky	13
business day	76
Certificate	3
Certificate of Merger	2
certificates	6
Chemical	1
Chemical Acquisition Proposal	64
Chemical Articles	5
Chemical Articles Amendment	31
Chemical Bank	6
Chemical Benefit Plans	36
Chemical Bylaws	5
Chemical Common Stock	3
Chemical Common Stock Closing Price	8
Chemical Contract	40
Chemical Disclosure Schedule	28
Chemical Equity Award	5
Chemical Meeting	56
Chemical Owned Properties	42
Chemical Qualified Plans	37
Chemical Real Property	42
Chemical Regulatory Agreement	41
Chemical Reports	33
Chemical Securitization Depositor	45
Chemical Securitization Instruments	45
Chemical Securitization Transaction	45
Chemical Stock Plans	5
Chemical Subsidiary	29
Chemical Superior Proposal	65
Chosen Courts	77
Closing	2
Closing Date	2
Code	1
Confidentiality Agreement	56
Continuing Employees	58
control share	25
controlled corporation	17
Controlled Group Liability	18

covered fund	10
Covered Termination	5
CRA	20
Data Conversion	67
data room	63
Delaware Secretary	2
DGCL	2
distributing corporation	17
dollars	76
Effective Time	2
Enforceability Exceptions	12
Environmental Laws	23
ERISA	18
ERISA Affiliate	18
excess parachute payment	19
Exchange Act	15
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	2
executive officer	24
fair price	25
FDIC	10
Federal Reserve Board	9
forward-looking statements	9
GAAP	10
Governmental Entity	13
include	76
includes	76
including	76
insider	26
Intellectual Property	24
interested stockholder	25
Investment Company Act	27
IRS	17
Joint Proxy Statement	13
knowledge	76
Law	47
Liens	11
Loans	25
made available	76
Material Adverse Effect	9
material contract	21
Materially Burdensome Regulatory Condition	55
MBCA	2
Merger	2
Merger Consideration	2
Michigan DLRA	2
moratorium	25
Multiemployer Plan	19

- A-iv -

Multiple Employer Plan	19
New Chemical Preferred Stock	2
New Plans	59
Notifying Party	61
OCC	13
Parties	1
Party	1
Permitted Encumbrances	24
person	76
plan (or series of related transactions)	17
Premium Cap	61
Regulatory Agencies	13
reorganization	25
reportable transaction	17
Representatives	62
Requisite Chemical Vote	31
Requisite Regulatory Approvals	55
Requisite TCF Vote	12
Risk Factors	9
S-4	13
Sarbanes-Oxley Act	14
SEC	13
Securities Act	14
SRO	13
Subsidiary	10
Superior Proposal	63
Surviving Corporation	2
tail policies	61
takeover	25
Takeover Statutes	25
Tax	17
Tax Return	17
Taxes	17
TCF	1

TCF Acquisition Proposal	63
TCF Bank	6
TCF Benefit Plans	17
TCF Bylaws	10
TCF Capital Stock	3
TCF Certificate	10
TCF Common Stock	2
TCF Contract	22
TCF Disclosure Schedule	9
TCF Equity Awards	5
TCF Equity Plan	5
TCF Indemnified Party	60
TCF Insiders	66
TCF Meeting	56
TCF Owned Properties	24
TCF Performance-Based Award	5
TCF Preferred Stock	2
TCF Qualified Plans	18
TCF Real Property	24
TCF Regulatory Agreement	22
TCF Reports	14
TCF Securitization Depositor	27
TCF Securitization Instruments	27
TCF Securitization Transaction	27
TCF Subsidiary	10
TCF Superior Proposal	63
Termination Date	71
Termination Fee	73
the date hereof	76
transactions contemplated by this Agreement	76
transactions contemplated hereby	76
Willful Breach	72
without limitation	76

- A-v -

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 27, 2019 (this “Agreement”), by and between TCF Financial Corporation, a Delaware corporation (“TCF”), and Chemical Financial Corporation, a Michigan corporation (“Chemical”; each of TCF and Chemical, a “Party” and collectively, the “Parties”).

WITNESSETH:

WHEREAS, the Board of Directors of TCF has unanimously (i) determined that this Agreement and the “merger of equals” and other transactions contemplated hereby are in the best interests of TCF and TCF’s stockholders, and declared that this Agreement is advisable, and (ii) approved the execution, delivery and performance by TCF of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Chemical has unanimously (i) determined that this Agreement and the “merger of equals” and other transactions contemplated hereby are in the best interests of Chemical and Chemical’s shareholders, and (ii) approved the execution, delivery and performance by Chemical of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of TCF, subject to the terms of this Agreement, has resolved to recommend that TCF’s stockholders adopt this Agreement and to submit this Agreement to TCF’s stockholders for adoption;

WHEREAS, the Board of Directors of Chemical, subject to the terms of this Agreement, has resolved to recommend that Chemical’s shareholders approve this Agreement and to submit this Agreement to Chemical’s shareholders for approval;

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, each of Gary Torgow, David T. Provost and Craig R. Dahl has entered into an employment agreement, which will be effective as of and subject to the occurrence of the Effective Time;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Michigan Business Corporation Act (the “MBCA”), at the Effective Time, TCF shall merge with and into Chemical (the “Merger”), with Chemical surviving the Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”). The Surviving Corporation shall continue its corporate existence under the laws of the State of Michigan.

1.2. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will occur by electronic exchange of documents at 10:00 a.m. New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), unless extended by mutual agreement of the Parties (the “Closing Date”).

1.3. Effective Time. The Merger shall become effective as set forth in the certificates of merger with respect to the Merger (the “Certificates of Merger”) to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and the Michigan Department of Licensing and Regulatory Affairs (the “Michigan DLRA”). The term “Effective Time” shall mean the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.

1.4. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL, the MBCA and this Agreement.

1.5. Conversion of TCF Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Chemical, TCF or the holder of any of the following securities:

(a) Each share of 5.70% Series C Non-Cumulative Perpetual Preferred Stock, par value $0.01 per share, of TCF (the “TCF Preferred Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of TCF Preferred Stock owned by TCF as treasury stock or owned by TCF or Chemical (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive, without interest, one share of a newly created series of preferred stock of Chemical having the powers, preferences and rights in the form set forth in Exhibit 1 attached hereto (all shares of the newly created series of preferred stock, the “New Chemical Preferred Stock”).

(b) Subject to Section 2.2(f), each share of common stock, par value $0.01 per share, of TCF (the “TCF Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of TCF Common Stock owned by TCF as treasury stock or owned by TCF or Chemical (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), shall be converted into the right to receive, without interest, 0.5081 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of common stock, par value $1.00 per share, of Chemical (the “Chemical Common Stock”). The TCF Common Stock, together with the TCF Preferred Stock, is referred to herein as the “TCF Capital Stock.”

(c) All of the shares of TCF Capital Stock converted into the right to receive Chemical Common Stock or New Chemical Preferred Stock, as applicable, pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of TCF Capital Stock or Chemical capital stock, as applicable) previously representing any such shares of TCF Capital Stock shall thereafter represent only the right to receive (i) in the case of TCF Common Stock, (A) a Certificate representing the number of whole shares of Chemical Common Stock which such shares of TCF Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(b), (B) cash in lieu of fractional shares which the shares of TCF Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 2.2(f), without any interest thereon, and (C) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2 or (ii) in the case of TCF Preferred Stock, (A) a Certificate representing shares of the applicable series of New Chemical Preferred Stock which such shares of TCF Preferred Stock represented by such Certificate have been converted into the right to pursuant to Section 1.5(a) and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of TCF Capital Stock shall be exchanged for certificates (or, at Chemical’s option, evidence of shares in book-entry form) representing whole shares of Chemical

Common Stock or New Chemical Preferred Stock (in each case, together with any dividends or distributions with respect thereto and, in the case of TCF Common Stock, cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Chemical Common Stock or TCF Capital Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(d) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of TCF Common Stock or TCF Preferred Stock that are owned by TCF or Chemical (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no capital stock of Chemical or other consideration shall be delivered in exchange therefor.

1.6. Treatment of TCF Equity Awards.

(a) Each TCF Equity Award that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be adjusted so that its holder will be entitled to receive upon vesting of such award a number of shares of Chemical Common Stock (i) equal to the product of (A) the number of shares of TCF Common Stock subject to such TCF Equity Award, as applicable, immediately prior to the Effective Time multiplied by (B) the Exchange Ratio and (ii) rounded, as applicable, to the nearest whole share (with 0.50 being rounded upward), and shall otherwise remain subject to the same terms and conditions (including, without limitation, with respect to vesting conditions (taking into account any vesting upon the occurrence of the Effective Time that is applicable to TCF Equity Awards granted to the non-employee directors of the Board of Directors of TCF) and cash dividend equivalent rights and other than to reflect that the TCF Performance-Based Awards that become Assumed TCF Equity Awards will be service-based vesting awards with the applicable vesting date to be the last day of the original performance period); provided, however, all Assumed TCF Equity Awards held by a Continuing Employee shall vest in their entirety to the extent such Continuing Employee undergoes a Covered Termination.

(b) Prior to the Effective Time, TCF and the Board of Directors of TCF (or the appropriate committee thereof administering the TCF Equity Plans) shall adopt resolutions and take such other actions as necessary to effectuate the provisions of this Section 1.6, including without limitation the conversion of the TCF Performance-Based Awards into service-based vesting Assumed TCF Equity Awards.

(c) Chemical shall take such actions as are necessary for the assumption of the TCF Equity Plans and each Assumed TCF Equity Award granted thereunder, including the reservation, issuance and listing of Chemical Common Stock as is necessary to effectuate the foregoing provisions of this Section 1.6. Within two (2) business days after the Effective Time, Chemical shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act (as hereinafter defined), with respect to the shares of Chemical Common Stock subject to each Assumed TCF Equity Award and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement covering such Assumed TCF Equity Award (and to maintain the current status of the prospectus contained therein) for so long as such Assumed TCF Equity Award remains outstanding. From and after the Effective Time, references to TCF in the TCF Equity Plans shall refer instead to Chemical, and references to TCF Common Stock shall refer to Chemical Common Stock.

(d) For purposes of the TCF Performance-Based Awards for which the applicable performance period is not completed prior to the Effective Time and for which performance is achievable at more than one level, the number of shares of TCF Common Stock underlying such TCF Equity Award shall be calculated and fixed as of immediately prior to the Effective Time assuming achievement of the applicable performance conditions at the greater of (i) target level performance and (ii) the actual level of achievement of such conditions based on TCF’s performance results through the latest practicable date prior to the Effective Time. For purposes of the TCF Performance-Based Awards for which performance is achievable at a single level, the performance condition shall no longer be relevant as of the Effective Time. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Assumed TCF Equity Awards” means each TCF Equity Award that is outstanding immediately prior to the Effective Time and is converted into an award in respect of Chemical Common Stock in accordance with this Section 1.6.

(ii) “Chemical Equity Award” means each equity-based award that is granted under the Chemical Stock Plans.

(iii) “Chemical Stock Plans” means the Chemical Stock Incentive Plan of 2017, the Chemical Stock Incentive Plan of 2015, the Talmer Bancorp Equity Incentive Plan of 2015, the Chemical Stock Incentive Plan of 2012, the Amended and Restated Chemical Stock Incentive Plan of 2006, the Chemical Directors’ Deferred Stock Plan, the Chemical Directors Deferred Compensation Plan and each predecessor plan of any of the foregoing.

(iv) “Covered Termination” means a termination of a Continuing Employee’s employment with the Surviving Corporation or its Subsidiaries by the applicable employer without Cause (as defined in the TCF Financial 2015 Omnibus Incentive Plan) or by such Continuing Employee with Good Reason (as defined in the TCF Financial 2015 Omnibus Incentive Plan), in either case, prior to the second (2nd) anniversary of the Closing Date.

(v) “TCF Equity Awards” means each equity-based award that is granted under the TCF Equity Plans.

(vi) “TCF Equity Plans” means the TCF Financial 2015 Omnibus Incentive Plan, the TCF Financial Incentive Stock Program, the Executive, Senior Officer, Winthrop and Directors Deferred Compensation Plans, the TCF Employees Deferred Stock Compensation Plan, the Amended and Restated Directors Stock Grant Program and each predecessor plan of any of the foregoing.

(vii) “TCF Performance-Based Award” means each award of a share of TCF Common Stock that is subject to performance-based vesting, repurchase or other lapse restrictions (including each performance-vesting restricted stock unit or restricted stock award in respect of shares of TCF Common Stock), in each case, that is granted under the TCF Equity Plans and outstanding immediately prior to the Effective Time.

1.7. Chemical Common Stock. At and after the Effective Time, each share of Chemical Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.8. Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Restated Articles of Incorporation of Chemical (the “Chemical Articles”), as in effect immediately prior to the Effective Time, shall be amended as set forth in Exhibit 2 attached hereto and, as so amended (together with the filing of the terms of the New Chemical Preferred Stock attached hereto as Exhibit 1), shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9. Bylaws of Surviving Corporation. At the Effective Time, the Bylaws of Chemical (the “Chemical Bylaws”), as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety as set forth in Exhibit 3 attached hereto and, as so amended and restated, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10. Bank Merger. Immediately following the Merger or at such later time as Chemical and TCF may mutually agree, Chemical Bank (“Chemical Bank”), a Michigan banking corporation and a wholly-owned Subsidiary of Chemical, will merge (the “Bank Merger”) with and into TCF National Bank, a national banking association and a wholly-owned Subsidiary of TCF (“TCF Bank”). TCF Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Chemical Bank shall cease. The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be mutually agreed upon by the Parties (the “Bank Merger Agreement”). TCF shall cause TCF Bank, and Chemical shall cause Chemical Bank, to execute such certificates of merger and articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Effective Time or at such later time as Chemical and TCF may mutually agree.

ARTICLE II

EXCHANGE OF SHARES

2.1. Chemical to Make Merger Consideration Available. At or prior to the Effective Time, Chemical shall deposit, or shall cause to be deposited, with an exchange agent designated by Chemical and reasonably acceptable to TCF (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates or, at Chemical’s option, evidence of shares in book entry form (collectively, referred to herein as “certificates”), representing the shares of Chemical Common Stock to be issued to holders of TCF Common Stock and the shares of New Chemical Preferred Stock to be issued to holders of TCF Preferred Stock and, in the case of TCF Common Stock, cash in lieu of fractional shares (such cash and certificates for shares of Chemical Common Stock and New Chemical Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(b) in exchange for outstanding shares of TCF Capital Stock.

2.2. Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Chemical shall cause the Exchange Agent to mail to (i) each holder of record of one or more Certificates representing shares of TCF Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Section 1.5(b), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of Chemical Common Stock, and any cash in lieu of fractional shares, which the shares of TCF Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(c) and (ii) each holder of record of one or more Certificates representing shares of TCF Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive shares of New Chemical Preferred Stock pursuant to Section 1.5(a), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of shares of New Chemical Preferred Stock, which the shares of TCF Preferred Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(c). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Chemical Common Stock or that number of shares of New Chemical Preferred Stock, as applicable, to which such holder of TCF Common Stock or TCF Preferred Stock, as applicable, shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates representing shares of TCF Common Stock surrendered pursuant to the provisions of this Article II, and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares, or any dividends or distributions, payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Chemical Common Stock or the number of shares of New Chemical Preferred Stock, as applicable, which the shares of TCF Common Stock or TCF Preferred Stock, as applicable, represented by such Certificate have been converted into the right to receive, and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Chemical Common Stock or New Chemical Preferred Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such unpaid dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Chemical Common Stock or the shares of New Chemical Preferred Stock which the shares of TCF Common Stock or TCF Preferred Stock represented by such Certificate had been converted into the right to receive.

(c) If any certificate representing shares of Chemical Common Stock or New Chemical Preferred Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Chemical Common Stock or New Chemical Preferred Stock, as applicable, in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of TCF of the shares of TCF Capital Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Chemical Common Stock, New Chemical Preferred Stock and cash in lieu of fractional shares as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Chemical Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Chemical Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Chemical. In lieu of the issuance of any such fractional share, Chemical shall pay to each former stockholder of TCF who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Chemical Common Stock on Nasdaq as reported by The Wall Street Journal for the five (5) full trading days ending on the trading day preceding the Closing Date (the “Chemical Common Stock Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Chemical Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of TCF for twelve (12) months after the Effective Time shall be paid to Chemical. Any former stockholder of TCF that has not theretofore complied with this Article II shall thereafter look only to Chemical for payment of the shares of Chemical Common Stock, New Chemical Preferred Stock, cash in lieu of fractional shares and any unpaid dividends and distributions on the Chemical Common Stock or New Chemical Preferred Stock, as applicable, deliverable in respect of each former share of TCF Common Stock or TCF Preferred Stock such former stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Chemical, TCF, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of TCF Capital Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Each of Chemical and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Chemical or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Chemical, the posting by such person of a bond in such amount as Chemical may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Chemical Common Stock or New Chemical Preferred Stock, as applicable, and any cash in lieu of fractional shares and dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TCF

Except (a) as disclosed in the disclosure schedule delivered by TCF to Chemical concurrently herewith (the “TCF Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the TCF Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by TCF that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on TCF and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any TCF Reports filed with or furnished to the SEC by TCF after January 1, 2018 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), TCF hereby represents and warrants to Chemical as follows:

3.1. Corporate Organization.

(a) TCF is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). TCF has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. TCF is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCF. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Chemical, the Surviving Corporation or TCF, as the case may be, a material adverse effect on

(i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, or (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred); except, with respect to subclauses (A), (B) and (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” shall have the meaning ascribed to it in Section 2(d) of the BHC Act. True and complete copies of the Amended and Restated Certificate of Incorporation, as amended, of TCF (the “TCF Certificate”) and the Amended and Restated Bylaws, as amended, of TCF (the “TCF Bylaws”), as in effect as of the date of this Agreement, have previously been made available by TCF to Chemical.

(b) Each Subsidiary of TCF (a “TCF Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except with respect to each of clause (ii) and (iii) as has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF. There are no restrictions on the ability of any Subsidiary of TCF to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of TCF Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the TCF Disclosure Schedule sets forth a true and complete list of (x) all Subsidiaries of TCF as of the date hereof (y) all persons (not including TCF Subsidiaries) in which TCF, together with any TCF Subsidiaries, owns (directly or indirectly) 5% or more of a class of voting securities and (z) any “covered fund” (as defined in 12 C.F.R. §248.10(b)) in which TCF, together with any TCF Subsidiaries, owns (directly or indirectly) any interest. The organizational documents of each TCF Subsidiary as in effect as of the date of this Agreement have previously been made available by TCF to Chemical.

3.2. Capitalization.

(a) The authorized capital stock of TCF consists of 280,000,000 shares of TCF Common Stock and 30,000,000 shares of preferred stock, $0.01 par value per share. As of January 23, 2019, there were (i) 163,878,437 shares of TCF Common Stock issued and outstanding, (ii) 9,635,099 shares of TCF Common Stock held in treasury, (iii) 250,566 shares of TCF Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards (assuming achievement of any applicable performance goals at the target level) and an additional 125,287 shares of TCF Common Stock assuming achievement of any applicable performance goals at the maximum level, (iv) 2,029,144 shares of restricted TCF Common Stock issued pursuant to the TCF Benefit Plans, (v) 4,769,322 shares of TCF Common Stock reserved in the aggregate for issuance pursuant to future grants under TCF Benefit Plans, (vi) 7,000,000 shares of TCF Preferred Stock issued and outstanding, and (vii) no other shares of capital stock or other voting securities of TCF issued, reserved for issuance or outstanding. Since January 23, 2019 to the date hereof, TCF has not issued or become obligated to issue any TCF Common Stock or TCF Preferred Stock other than pursuant to the exercise of TCF Equity Awards previously granted. All of the issued and outstanding shares of TCF Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of TCF may vote. No trust preferred or subordinated debt securities of TCF are issued or outstanding. Other than TCF Equity Awards, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating TCF to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the TCF Common Stock or other equity interests of TCF. No Subsidiary of TCF owns any shares of capital stock of TCF.

(b) TCF owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the TCF Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to TCF Bank, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No TCF Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Section 3.2(c) of the TCF Disclosure Schedule sets forth a true, correct and complete list of all TCF Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such TCF Equity Award, (iii) the type of award (time or performance vesting; restricted stock or restricted stock units); (iv) grant date of each such TCF Equity Award, and (v) the vesting schedule, if applicable, of each such TCF Equity Award.

3.3. Authority; No Violation.

(a) TCF has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of TCF. The Board of Directors of TCF has determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of TCF and its stockholders, has declared it advisable and has directed that this Agreement and the transactions contemplated hereby be submitted to TCF’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of TCF Common Stock (the “Requisite TCF Vote”), and the adoption and approval of the Bank Merger Agreement by TCF as TCF Bank’s sole shareholder, no other corporate proceedings on the part of TCF are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the stockholders of TCF of an advisory (non-binding) vote on the compensation that may be paid or become payable to TCF’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by TCF and (assuming due authorization, execution and delivery by Chemical) constitutes a valid and binding obligation of TCF, enforceable against TCF in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)). No appraisal rights are or will be available to any holder of TCF Capital Stock under the DGCL in connection with the Merger.

(b) Neither the execution and delivery of this Agreement by TCF nor the consummation by TCF of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by TCF with any of the terms or provisions hereof, will (i) violate any provision of the TCF Certificate or the TCF Bylaws (or the organizational documents of any Subsidiary of TCF) or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TCF or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of TCF or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which TCF or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCF.

3.4. Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with Nasdaq and the New York Stock Exchange, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board in connection with the Merger and approval or waiver of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the TCF Disclosure Schedule or Section 4.4 of the Chemical Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of TCF’s stockholders and Chemical’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Chemical in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration by the SEC of the effectiveness of the S-4, (f) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the Michigan DLRA pursuant to the MBCA, and the filing of the Bank Merger Certificates, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Chemical Common Stock and New Chemical Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and (h) the approval of the listing of such Chemical Common Stock and New Chemical Preferred Stock (or depositary shares in respect thereof) on Nasdaq, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by TCF of this Agreement or (ii) the consummation by TCF of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, TCF has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

3.5. Reports.

(a) TCF and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2015 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the Office

of the Comptroller of the Currency, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) ((i) — (vii), collectively, the “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCF. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of TCF and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of TCF, investigation into the business or operations of TCF or any of its Subsidiaries since January 1, 2015, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of TCF or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of TCF or any of its Subsidiaries since January 1, 2015, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by TCF since January 1, 2015 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “TCF Reports”) has been made publicly available. No such TCF Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2015, as of their respective dates, all TCF Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of TCF has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the TCF Reports.

3.6. Financial Statements.

(a) The financial statements of TCF and its Subsidiaries included (or incorporated by reference) in the TCF Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of TCF and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of TCF and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of TCF and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned (or informed TCF that it intends to resign) or been dismissed as independent public accountants of TCF as a result of or in connection with any disagreements with TCF on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF, neither TCF nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of TCF, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of TCF included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of TCF and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of TCF or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCF. TCF (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to TCF, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of TCF by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to TCF’s outside auditors and the audit committee of TCF’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) which are reasonably likely to adversely affect TCF’s ability to record, process, summarize and report financial information, and (B) to the knowledge of TCF, any fraud, whether or not material, that involves management or other employees who have a significant role in TCF’s internal controls over financial reporting. To the knowledge of TCF, there is no reason to believe that TCF’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2015, (i) except as disclosed in the TCF Reports filed with or furnished to the SEC by TCF since January 1, 2015, neither TCF nor any of its Subsidiaries, nor, to the knowledge of TCF, any director, officer, auditor, accountant or representative of TCF or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of TCF or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that TCF or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing TCF or any of its Subsidiaries, whether or not employed by TCF or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by TCF or any of its officers, directors, employees or agents to the Board of Directors of TCF or any committee thereof or to the knowledge of TCF, to any director or officer of TCF.

3.7. Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC and SenaHill Securities, LLC (for whom Tod Perkins, registered representative of SenaHill Securities, LLC provided all services through Perkins Advisors, LLC), neither TCF nor any TCF Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. TCF has disclosed to Chemical as of the date hereof the aggregate fees provided for in connection with the engagement by TCF of J.P. Morgan Securities LLC and Perkins Advisors, LLC related to the Merger and the other transactions contemplated hereby.

3.8. Absence of Certain Changes or Events.

(a) Since December 31, 2017, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF.

(b) Except as set forth on Section 3.8(b) of the TCF Disclosure Schedule, and in connection with matters related to this Agreement, since December 31, 2017 through the date of this Agreement, TCF and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

3.9. Legal Proceedings.

(a) Neither TCF nor any of its Subsidiaries is a party to any, and there are no pending or, to TCF’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TCF or any of its Subsidiaries or any of their current or former directors or executive officers that (i) if adversely determined, would, individually or in the aggregate, be reasonably likely to result in a material restriction on TCF or any of its Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon TCF, any of its Subsidiaries or the assets of TCF or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Chemical or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably likely to result in a material restriction on TCF or any of its Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF.

3.10. Taxes and Tax Returns.

(a) Each of TCF and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither TCF nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of TCF and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of TCF and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party. Neither TCF nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Except as set forth on Section 3.10(a) of the TCF Disclosure Schedule, the federal income Tax Returns of TCF and its Subsidiaries for all years to and including 2017 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither TCF nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened (in writing) or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of TCF and its Subsidiaries or the assets of TCF and its Subsidiaries. TCF has made available to Chemical true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither TCF nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among TCF and its Subsidiaries). Neither TCF nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was TCF) or (ii) has any liability for the Taxes of any person (other than TCF or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither TCF nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither TCF nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has TCF been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11. Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the TCF Disclosure Schedule sets forth a true, correct and complete list of all material TCF Benefit Plans. For purposes of this Agreement, “TCF Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, TCF or any of its Subsidiaries for the benefit of any current or former employee, officer or director of TCF or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) TCF has heretofore made available to Chemical true and complete copies of (i) each material TCF Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such TCF Benefit Plan, (B) the most recent annual report (Form 5500) filed with the IRS, (C) the most recently received IRS determination letter relating to such TCF Benefit Plan, (D) the most recently prepared actuarial report for each TCF Benefit Plan, and (E) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to each TCF Benefit Plan.

(c) Each TCF Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance that has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF.

(d) Section 3.11(d) of the TCF Disclosure Schedule identifies each TCF Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “TCF Qualified Plans”). The IRS has issued a favorable determination letter with respect to each TCF Qualified Plan and the related trust, and, to the knowledge of TCF, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any TCF Qualified Plan or the related trust.

(e) No TCF Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by TCF or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of TCF, no condition exists that presents a material risk to TCF or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in material liability to TCF and its Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(f) None of TCF, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).

(g) Except as set forth on Section 3.11(g) of the TCF Disclosure Schedule, neither TCF nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code.

(h) All contributions required to be made to any TCF Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any TCF Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of TCF, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to TCF and its Subsidiaries, taken as a whole.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of TCF, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the TCF Benefit Plans, any fiduciaries thereof with respect to their duties to the TCF Benefit Plans or the assets of any of the trusts under any of the TCF Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to TCF and its Subsidiaries, taken as a whole.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, cause TCF or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any TCF Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director of TCF or any of its Subsidiaries, or (iii) result in any limitation on the right of TCF or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any TCF Benefit Plan or related trust. No amount paid or payable (whether in cash, in property, or in the form of benefits) by TCF or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k) Neither TCF nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(l) There are no pending or, to the knowledge of TCF, threatened material labor grievances or material unfair labor practice claims or charges against TCF or any of its Subsidiaries, or any strikes or other material labor disputes against TCF or any of its Subsidiaries. Neither TCF nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of TCF or any of its Subsidiaries and, to the knowledge of TCF, there are no organizing efforts by any union or other group seeking to represent any employees of TCF and its Subsidiaries.

3.12. Compliance with Applicable Law.

(a) TCF and each of its Subsidiaries hold, and have held at all times since January 1, 2015, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TCF, and, to the knowledge of TCF, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. TCF and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to TCF or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act of 1977 (the “CRA”), the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. TCF Bank is in compliance in all material respects with the applicable provisions of the CRA and has received a CRA rating of “satisfactory” or better in its most recently completed CRA examination. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCF, none of TCF, or its Subsidiaries, or to the knowledge of TCF, any director, officer, employee, agent or other person acting on behalf of TCF or any of its Subsidiaries has, directly or indirectly, (a) used any funds of TCF or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of TCF or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of TCF or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of TCF or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for TCF or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for TCF or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. TCF and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance in all material respects by TCF and its Subsidiaries with the foregoing.

(b) TCF and its Subsidiaries are and since January 1, 2015 have been conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all money-laundering laws administered or enforced by any Governmental Entity (collectively, “Anti-Money Laundering Laws”) in jurisdictions where TCF and its Subsidiaries conduct business. TCF and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by TCF and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws in jurisdictions where TCF and its Subsidiaries conduct business.

(c) TCF and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law. None of TCF, any of its Subsidiaries, or any director, officer or employee of TCF or any of its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and all the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case in all material respects.

3.13. Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the TCF Disclosure Schedule, as of the date hereof, neither TCF nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a provision that limits (or purports to limit) in any material respect the ability of TCF (or after the Merger, the ability of Chemical and its Subsidiaries) to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements), (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) which (other than extensions of credit, other customary banking products offered by TCF or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice) creates future payment obligations in excess of $500,000 annually and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less, (v) that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of TCF or its Subsidiaries, taken as a whole, (vi) which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Regulatory Agency in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earnout or other obligations that continue in effect after the date of this Agreement that are material to TCF and its Subsidiaries, taken as a whole, or (vii) that provides for contractual indemnification to any director, officer or employee. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) (excluding any TCF Benefit Plan), whether or not set forth in the TCF Disclosure Schedule, is referred to herein as a “TCF Contract,” and neither TCF nor any of its Subsidiaries knows of, or to its knowledge has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF. The summary set forth in Section 3.13(a)(iv) of the TCF Disclosure Schedule does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the summary not misleading.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on TCF, (i) each TCF Contract is valid and binding on TCF or one of its Subsidiaries, as applicable, and in full force and effect, (ii) TCF and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each TCF Contract, (iii) to TCF’s knowledge each third-party counterparty to each TCF Contract has in all material respects performed all obligations required to be performed by it to date under such TCF Contract, and (iv) to TCF’s knowledge, no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of TCF or any of its Subsidiaries under any such TCF Contract.

3.14. Agreements with Regulatory Agencies. Neither TCF nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2015, a recipient of any supervisory letter from, or since January 1, 2015, has adopted any policies, procedures or board resolutions at the written request of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business and which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF (each, whether or not set forth in the TCF Disclosure Schedule, a “TCF

Regulatory Agreement”), nor has TCF or any of its Subsidiaries been advised in writing, or to TCF’s knowledge, orally, since January 1, 2015, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such TCF Regulatory Agreement.

3.15. Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of TCF, any of its Subsidiaries or for the account of a customer of TCF or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of TCF or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. TCF and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to TCF’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16. Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF, TCF and its Subsidiaries are in compliance, and have complied since January 1, 2015, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of TCF any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on TCF or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against TCF, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF. To the knowledge of TCF, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF.

3.17. Investment Securities.

(a) Each of TCF and its Subsidiaries has good title in all material respects to all securities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the TCF Reports or to the extent such securities are pledged in the ordinary course of business to secure obligations of TCF or its Subsidiaries. Such securities are valued on the books of TCF in accordance with GAAP in all material respects.

(b) TCF and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures that TCF believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, TCF has made available to Chemical the material terms of such policies, practices and procedures.

3.18. Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCF, (a) TCF or a TCF Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the TCF Reports as being owned by TCF or a TCF Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “TCF Owned Properties”) free and clear of all Liens, except

(i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such TCF Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the TCF Owned Properties, the “TCF Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to TCF’s knowledge, the lessor. There are no pending or, to the knowledge of TCF, threatened condemnation proceedings against the TCF Real Property.

3.19. Intellectual Property. Except as set forth on Section 3.19 of the TCF Disclosure Schedule, TCF and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCF, (a) (i) the use of any Intellectual Property by TCF and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which TCF or any TCF Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to TCF that TCF or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of TCF, infringing on or otherwise violating, any right of TCF or any of its Subsidiaries with respect to any Intellectual Property owned by TCF or its Subsidiaries, and (c) neither TCF nor any TCF Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by TCF or any TCF Subsidiary, and TCF and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by TCF and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

3.20. Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between TCF or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of TCF or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding TCF Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of TCF) on the other hand, which was required to be reported in any TCF Report pursuant to Item 404 of Regulation S-K but which has not been so reported on a timely basis.

3.21. State Takeover Laws. The Board of Directors of TCF has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Section 203 of the DGCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law of any other jurisdiction (any such laws, “Takeover Statutes”).

3.22. Reorganization. TCF has not taken any action and has no knowledge of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23. Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of TCF has received the opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion dated the same date) of J.P. Morgan Securities LLC to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of TCF Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24. TCF Information. The information relating to TCF and its Subsidiaries which is provided in writing by TCF or its representatives specifically for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to TCF and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25. Loan Portfolio.

(a) The allowances for loan and lease losses as reflected in the TCF Reports were in the reasonable opinion of TCF’s management (i) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, (ii) consistent with GAAP and reasonable and sound banking practices and (iii) in conformance with recommendations and comments in reports of examination in all material respects.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on TCF, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) of TCF and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of TCF and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected, (iii) to the extent any Loan constitutes an operating lease, TCF or its applicable Subsidiary, as the case may be, has legal and beneficial ownership of the assets under such operating lease, and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on TCF, each outstanding Loan of TCF and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of TCF and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) There are no outstanding Loans made by TCF or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of TCF or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(e) Neither TCF nor any of its Subsidiaries is (i) now nor has it ever been since January 1, 2015, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans, and (ii) has knowledge of any actual or threatened claim, proceeding or investigation with respect thereto by any person.

(f) Section 3.25(f) of the TCF Disclosure Schedule sets forth a true, correct and complete list of (i) all Loans in which TCF or any TCF Subsidiary is a creditor which, as of September 30, 2018, had an outstanding balance of $100,000 or more and under the terms of which the obligor has, as of September 30, 2018, over ninety (90) days delinquent in payment of principal or interest, (ii) all Loans of TCF and the TCF Subsidiaries that, as of September 30, 2018, were classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by TCF or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (iii) each Loan classified by TCF as a Troubled Debt Restructuring as defined by GAAP.

(g) Except as set forth on Section 3.25(g) of the TCF Disclosure Schedule, none of the agreements pursuant to which TCF or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than early termination defaults). Neither TCF nor any TCF Subsidiary (i) has been notified of any material repurchase obligation under any agreement of the type described in the preceding sentence since January 1, 2017, or (ii) has any knowledge of any facts or circumstances which would reasonably be expected to give rise to any such material repurchase obligation.

(h) TCF and each of its Subsidiaries, in each case to the extent it is a servicer of any transaction sponsored by TCF or any TCF Subsidiary under which TCF or any TCF Subsidiary has sold or pledged receivables in a securitization in which securities backed by, or other interests in, such receivables were sold and any of such securities or other interest remains outstanding (each, a “TCF Securitization Transaction”), are in compliance in all material respects with all contracts or agreements to which each of them is bound under such TCF Securitization Transaction (collectively, “TCF Securitization Instruments”). TCF and each of its Subsidiaries, in each case to the extent that it is the issuing entity in any TCF Securitization Transaction, have performed in all material respects all of their respective obligations under the TCF Securitization Instruments. TCF and each of its Subsidiaries, in each case to the extent that it is the depositor in any TCF Securitization Transaction (in such capacity, a “TCF Securitization Depositor”), have performed in all material respects all of their respective obligations under the TCF Securitization Instruments. Section 3.25(h) of the TCF Disclosure Schedule contains a list of all outstanding TCF Securitization Transactions.

(i) Since January 1, 2015, TCF and any TCF Subsidiary that has acted as a TCF Securitization Depositor has made or caused to be made all filings required to be made by it under the Exchange Act, or has otherwise corrected any errant filings or resolved any such filings with the SEC. There are no pending or, to the knowledge of TCF, threatened, lawsuits, actions, proceedings or claims in which it is alleged that any private placement memorandum or other offering document (including any amendments or supplements thereto), as of the date on which it was issued in any TCF Securitization Transaction, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No securities were issued or sold by TCF or any of its Subsidiaries in violation of Section 5 of the Securities Act in any TCF Securitization Transaction. Neither TCF nor any TCF Subsidiary, to the extent an issuing entity in any TCF Securitization Transaction, is required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(j) Neither TCF nor any of its Subsidiaries has acted in the capacity of guarantor or credit enhancer in any TCF Securitization Transaction, nor has TCF or any of its Subsidiaries provided any type of guaranty in any TCF Securitization Transaction with respect to any payments of principal or interest in connection with any issued securities.

3.26. Insurance. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on TCF, TCF and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of TCF reasonably has determined to be prudent and consistent with industry practice, and TCF and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of TCF and its Subsidiaries and the third party loss payees under general liability, auto liability, aviation and excess umbrella policies, TCF or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27. Information Security. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on TCF, to the knowledge of TCF, since January 1, 2015, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of TCF and its Subsidiaries.

3.28. No Other Representations or Warranties.

(a) Except for the representations and warranties made by TCF in this Article III, neither TCF nor any other person makes any express or implied representation or warranty with respect to TCF, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and TCF hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither TCF nor any other person makes or has made any representation or warranty to Chemical or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to TCF, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by TCF in this Article III, any oral or written information presented to Chemical or any of its affiliates or representatives in the course of their due diligence investigation of TCF, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) TCF acknowledges and agrees that neither Chemical nor any other person on behalf of Chemical has made or is making, and TCF has not relied upon, any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF UNIVERSITY

Except (a) as disclosed in the disclosure schedule delivered by Chemical to TCF concurrently herewith (the “Chemical Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Chemical Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Chemical that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Chemical, and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Chemical Reports filed with or furnished to the SEC by Chemical after January 1, 2018 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Chemical hereby represents and warrants to TCF as follows:

4.1. Corporate Organization.

(a) Chemical is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan and is a bank holding company duly registered with the Federal Reserve Board under the BHC

Act, which has duly elected to be, and qualifies as, a financial holding company. Chemical has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Chemical is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Chemical. True and complete copies of the Chemical Articles and the Chemical Bylaws, as in effect as of the date of this Agreement, have previously been made available by Chemical to TCF.

(b) Each Subsidiary of Chemical (a “Chemical Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except with respect to each of clause (ii) and (iii) as has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical. There are no restrictions on the ability of any Subsidiary of Chemical to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of Chemical Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Chemical Disclosure Schedule sets forth a true and complete list of (x) all Subsidiaries of Chemical as of the date hereof, (y) all persons (not including Chemical Subsidiaries) in which Chemical, together with any Chemical Subsidiaries, owns (directly or indirectly) 5% or more of a class of voting securities and (z) any “covered fund” (as defined in 12 C.F.R. §248.10(b)) in which Chemical, together with any Chemical Subsidiaries, owns (directly or indirectly) any interest. The organizational documents of each Chemical Subsidiary as in effect as of the date of this Agreement have previously been made available by Chemical to TCF.

4.2. Capitalization.

(a) The authorized capital stock of Chemical consists of 135,000,000 shares of Chemical Common Stock and 2,000,000 shares of preferred stock, no par value per share. As of January 23, 2019, there were (i) 71,473,871 shares of Chemical Common Stock issued and outstanding, which number includes 40,852 shares of Chemical Common Stock granted in respect of outstanding Chemical restricted stock awards, (ii) no shares of Chemical preferred stock issued and outstanding, (iii) no shares of Chemical Common Stock held in treasury, (iv) 725,056 shares of Chemical Common Stock reserved for issuance upon the exercise of outstanding options granted by Chemical to purchase shares of Chemical Common Stock, (v) 339,623 shares of Chemical Common Stock reserved for issuance upon the settlement of outstanding time-vesting restricted stock unit awards in respect of shares of Chemical Common Stock granted by Chemical under the Chemical Stock Plans, (vi) 236,242 shares of Chemical Common Stock reserved for issuance upon the settlement of outstanding performance-vesting restricted stock unit awards in respect of shares of Chemical Common Stock granted by Chemical under the Chemical Stock Plans (assuming achievement of any applicable performance goals at the target level) and an additional 118,121 shares of Chemical Common Stock assuming achievement of any applicable performance goals at the maximum level, (vii) 1,301,285 shares of Chemical Common Stock reserved for issuance pursuant to future grants under the Chemical Stock Plans and (viii) no other shares of capital stock or other voting securities of Chemical issued, reserved for issuance or outstanding. Since January 23, 2019 to the date hereof, Chemical has not issued or become obligated to issue any Chemical Common Stock or Chemical Preferred Stock other than pursuant to the exercise of Chemical Equity Awards previously granted. All of the issued and outstanding shares of Chemical Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of

Chemical may vote. Except as set forth in Section 4.2(a) of the Chemical Disclosure Schedule, no trust preferred or subordinated debt securities of Chemical are issued or outstanding. Other than as described in clauses (i) and (iv) through (viii) of this Section 4.2(a), there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Chemical to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Chemical Common Stock or other equity interests of Chemical. No Subsidiary of Chemical owns any shares of capital stock of Chemical.

(b) Chemical owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Chemical Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Chemical Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Section 4.2(c) of the Chemical Disclosure Schedule sets forth a true, correct and complete list of all Chemical Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Chemical Equity Award, (iii) the grant date of each such Chemical Equity Award, (iv) the exercise price, if applicable, of each such Chemical Equity Award, (v) the expiration date of each such Chemical Equity Award and (vi) the vesting schedule, if applicable, of each such Chemical Equity Award.

4.3. Authority; No Violation.

(a) Chemical has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger and the Bank Merger have been duly and validly approved by the Board of Directors of Chemical. The Board of Directors of Chemical has determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Chemical and its shareholders, has declared it advisable and has directed that (i) this Agreement and the transactions contemplated hereby, and (ii) the amendment and restatement of the Chemical Articles (the “Chemical Articles Amendment”), each be submitted to Chemical’s shareholders for approval at a meeting of such shareholders and has adopted resolutions to the foregoing effect. Except for (i) the approval of this Agreement by the holders of a majority of the outstanding shares of Chemical Common Stock entitled to vote thereon and (ii) the approval of the Chemical Articles Amendment by the holders of a majority of the outstanding shares of Chemical Common Stock entitled to vote on the proposed amendment (collectively, the “Requisite Chemical Vote”), and the adoption and approval of the Bank Merger Agreement by Chemical as Chemical Bank’s sole shareholder, no other corporate proceedings on the part of Chemical are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the shareholders of Chemical of an advisory (non-binding) vote on the compensation that may be paid or become payable to Chemical’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by Chemical and (assuming due authorization, execution and delivery by TCF) constitutes a valid and binding obligation of Chemical, enforceable against Chemical in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Chemical Common Stock and New Chemical Preferred Stock to be issued in the Merger have been duly authorized and, when issued (subject to the approval of the Chemical Articles Amendment by the holders of Chemical Common Stock and the filing thereof with the Michigan DLRA), will be validly issued, fully paid and nonassessable, and no current or past shareholder of Chemical will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Chemical, nor the consummation by Chemical of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by Chemical with any of the terms or provisions hereof, will (i) violate any provision of the Chemical Articles or the Chemical Bylaws (or the organizational documents of any Subsidiary of Chemical), or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Chemical or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Chemical or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Chemical or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations, which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Chemical.

4.4. Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with Nasdaq and the New York Stock Exchange, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board in connection with the Merger and approval or waiver of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the OCC in connection with the Bank Merger and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the TCF Disclosure Schedule or Section 4.4 of the Chemical Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration by the SEC of the effectiveness of the S-4, (f) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the Michigan DLRA pursuant to the MBCA, and the filing of the Bank Merger Certificates, (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Chemical Common Stock and New Chemical Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and (h) the approval of the listing of such Chemical Common Stock and New Chemical Preferred Stock (or depositary shares in respect thereof) on Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Chemical of this Agreement or (ii) the consummation by Chemical of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Chemical has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

4.5. Reports.

(a) Chemical and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2015 with any Regulatory Agency, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Chemical. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Chemical and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Chemical, investigation into the business or operations of Chemical or any of its Subsidiaries since January 1, 2015, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Chemical or any of its

Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Chemical or any of its Subsidiaries since January 1, 2015, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Chemical since January 1, 2015 pursuant to the Securities Act or the Exchange Act (the “Chemical Reports”) has been made publicly available. No such Chemical Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2015, as of their respective dates, all Chemical Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Chemical has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Chemical Reports.

4.6. Financial Statements.

(a) The financial statements of Chemical and its Subsidiaries included (or incorporated by reference) in the Chemical Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Chemical and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Chemical and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Chemical and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned (or informed Chemical that it intends to resign) or been dismissed as independent public accountants of Chemical as a result of or in connection with any disagreements with Chemical on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical, neither Chemical nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due) required by GAAP to be included on a consolidated balance sheet of Chemical, except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Chemical included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Chemical and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Chemical or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Chemical. Chemical (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) to ensure that material information relating to Chemical, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Chemical by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Chemical’s outside auditors and the audit committee of Chemical’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Chemical’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Chemical, any fraud, whether or not material, that involves management or other employees who have a significant role in Chemical’s internal controls over financial reporting. To the knowledge of Chemical, there is no reason to believe that Chemical’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2015, (i) except as disclosed in the Chemical Reports filed with or furnished to the SEC by Chemical since January 1, 2015, neither Chemical nor any of its Subsidiaries, nor, to the knowledge of Chemical, any director, officer, auditor, accountant or representative of Chemical or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Chemical or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Chemical or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Chemical or any of its Subsidiaries, whether or not employed by Chemical or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Chemical or any of its officers, directors, employees or agents to the Board of Directors of Chemical or any committee thereof or to the knowledge of Chemical, to any director or officer of Chemical.

4.7. Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., neither Chemical nor any Chemical Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Chemical has disclosed to TCF as of the date hereof the aggregate fees provided for in connection with the engagement by Chemical of Keefe, Bruyette & Woods, Inc. related to the Merger and the other transactions contemplated hereby.

4.8. Absence of Certain Changes or Events.

(a) Since December 31, 2017, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical.

(b) Except as set forth on Section 4.8(b) of the Chemical Disclosure Schedule and in connection with matters related to this Agreement, since December 31, 2017 through the date of this Agreement, Chemical and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

4.9. Legal Proceedings.

(a) Neither Chemical nor any of its Subsidiaries is a party to any, and there are no pending or, to Chemical’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Chemical or any of its Subsidiaries or any of their current or former directors or executive officers that (i) if adversely determined, would, individually or in the aggregate, be reasonably likely to result in a material restriction on Chemical or any of its Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon Chemical, any of its Subsidiaries or the assets of Chemical or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Chemical or any of its affiliates) that (i) would, individually or in the aggregate, be reasonably likely to result in a material restriction on Chemical or any of its Subsidiaries’ businesses or (ii) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical.

4.10. Taxes and Tax Returns.

(a) Each of Chemical and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither Chemical nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Chemical and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Chemical and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Chemical nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Except as set forth on Section 4.10(a) of the Chemical Disclosure Schedule, the federal income Tax Returns of Chemical and its Subsidiaries for all years to and including 2017 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Chemical nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened (in writing) or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Chemical and its Subsidiaries or the assets of Chemical and its Subsidiaries. Chemical has made available to TCF true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Chemical nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Chemical and its Subsidiaries). Neither Chemical nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is or was Chemical) or (b) has any liability for the Taxes of any person (other than Chemical or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Chemical nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Chemical nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). At no time during the past five (5) years has Chemical been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.11. Employees and Employee Benefit Plans.

(a) Section 4.11(a) of the Chemical Disclosure Schedule sets forth a true, correct and complete list of all material Chemical Benefit Plans. For purposes of this Agreement, “Chemical Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Chemical or any of its Subsidiaries for the benefit of any current or former employee, officer or director of Chemical or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) Chemical has heretofore made available to TCF true and complete copies of (i) each material Chemical Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such Chemical Benefit Plan, (B) the most recent annual report (Form 5500) filed with the IRS, (C) the most recently received IRS determination letter relating to such Chemical Benefit Plan, (D) the most recently prepared actuarial report for each Chemical Benefit Plan, and (E) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to each Chemical Benefit Plan.

(c) Each Chemical Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance that has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical.

(d) Section 4.11(d) of the Chemical Disclosure Schedule identifies each Chemical Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Chemical Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Chemical Qualified Plan and the related trust, and, to the knowledge of Chemical, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Chemical Qualified Plan or the related trust.

(e) No Chemical Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by Chemical or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Chemical, no condition exists that presents a material risk to Chemical or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected result in material liability to Chemical and its Subsidiaries, taken as a whole.

(f) All contributions required to be made to any Chemical Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Chemical Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Chemical, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to Chemical and its Subsidiaries, taken as a whole.

(g) Except as set forth on Section 4.11(g) of the Chemical Disclosure Schedule, neither Chemical nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code.

(h) None of Chemical, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of Chemical, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Chemical Benefit Plans, any fiduciaries thereof with respect to their duties to the Chemical Benefit Plans or the assets of any of the trusts under any of the Chemical Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to Chemical and its Subsidiaries, taken as a whole.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, cause Chemical or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Chemical Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director of Chemical or any of its Subsidiaries, or (iii) result in any limitation on the right of Chemical or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Chemical Benefit Plan or related trust. No amount paid or payable (whether in cash, in property, or in the form of benefits) by Chemical or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k) Neither Chemical nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(l) There are no pending or, to the knowledge of Chemical, threatened material labor grievances or material unfair labor practice claims or charges against Chemical or any of its Subsidiaries, or any strikes or other material labor disputes against Chemical or any of its Subsidiaries. Neither Chemical nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Chemical or any of its Subsidiaries and, to the knowledge of Chemical, there are no organizing efforts by any union or other group seeking to represent any employees of Chemical and its Subsidiaries.

4.12. Compliance with Applicable Law.

(a) Chemical and each of its Subsidiaries hold, and have held at all times since January 1, 2015, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Chemical, and, to the knowledge of Chemical, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Chemical and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Chemical or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Chemical Bank is in compliance in all material respects with the applicable provisions of the CRA and has received a CRA rating of “satisfactory” or better in its most recently completed CRA examination. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Chemical, none of Chemical, or its Subsidiaries, or to the knowledge of Chemical, any director, officer, employee, agent or other person acting on behalf of Chemical or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Chemical or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Chemical or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Chemical or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Chemical or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Chemical or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Chemical or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Chemical and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance in all material respects by Chemical and its Subsidiaries with the foregoing.

(b) Chemical and its Subsidiaries are and since January 1, 2015 have been conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of Anti-Money Laundering Laws in jurisdictions where Chemical and its Subsidiaries conduct business. Chemical and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by Chemical and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws in jurisdictions where Chemical and its Subsidiaries conduct business.

(c) Chemical and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable law. None of Chemical, any of its Subsidiaries, or any director, officer or employee of Chemical or any of its Subsidiaries, has committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and all the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account, in each case in all material respects.

4.13. Certain Contracts.

(a) Except as set forth in Section 4.13 of the Chemical Disclosure Schedule, as of the date hereof, neither Chemical nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a provision that limits (or purports to limit) in any material respect the ability of Chemical (or after the Merger, the ability of Chemical and its Subsidiaries) to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements), (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) which (other than extensions of credit, other customary banking products offered by Chemical or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice) creates future payment obligations in excess of $500,000 annually and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less, (v) that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Chemical or its Subsidiaries, taken as a whole, (vi) which is a merger agreement, asset purchase agreement, stock purchase agreement, deposit assumption agreement, loss sharing agreement or other commitment to a Regulatory Agency in connection with the acquisition of a depository institution, or similar agreement that has indemnification, earnout or other obligations that continue in effect after the date of this Agreement that are material to Chemical and its Subsidiaries, taken as a whole, or (vii) that provides for contractual indemnification to any director, officer or employee. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a) (excluding any Chemical Benefit Plan), whether or not set forth in the Chemical Disclosure Schedule, is referred to herein as a “Chemical Contract,” and neither Chemical nor any of its Subsidiaries knows of, or to its knowledge has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Chemical, (i) each Chemical Contract is valid and binding on Chemical or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Chemical and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Chemical Contract, (iii) to Chemical’s knowledge each third-party counterparty to each Chemical Contract has in all material respects performed all obligations required to be performed by it to date under such Chemical Contract, and (iv) to Chemical’s knowledge, no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Chemical or any of its Subsidiaries under any such Chemical Contract.

4.14. Agreements with Regulatory Agencies. Neither Chemical nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2015, a recipient of any supervisory letter from, or since January 1, 2015, has adopted any policies, procedures or board resolutions at the written request of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business and which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical (each, whether or not set forth in the Chemical Disclosure Schedule, a “Chemical Regulatory Agreement”), nor has Chemical or any of its Subsidiaries been advised in writing, or to Chemical’s knowledge, orally, since January 1, 2015, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Chemical Regulatory Agreement.

4.15. Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Chemical, any of its Subsidiaries or for the account of a customer of Chemical or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Chemical or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. Chemical and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Chemical’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.16. Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical, Chemical and its Subsidiaries are in compliance, and have complied since January 1, 2015, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to Chemical’s knowledge any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Chemical or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Chemical, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical. To the knowledge of Chemical, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical.

4.17. Investment Securities .

(a) Each of Chemical and its Subsidiaries has good title in all material respects to all securities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except as set forth in the financial statements included in the Chemical Reports or to the extent such securities are pledged in the ordinary course of business to secure obligations of Chemical or its Subsidiaries. Such securities are valued on the books of Chemical in accordance with GAAP in all material respects.

(b) Chemical and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures that Chemical believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Chemical has made available to TCF the material terms of such policies, practices and procedures.

4.18. Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Chemical, (a) Chemical or a Chemical Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Chemical Reports as being owned by Chemical or a Chemical Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Chemical Owned Properties”), free and clear of all Liens, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Chemical Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with the Chemical Owned Properties, the “Chemical Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Chemical’s knowledge, the lessor. There are no pending or, to the knowledge of Chemical, threatened condemnation proceedings against the Chemical Real Property.

4.19. Intellectual Property. Except as set forth on Section 4.19 of the Chemical Disclosure Schedule, Chemical and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Chemical, (a) (i) the use of any Intellectual Property by Chemical and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Chemical or any Chemical Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to Chemical that Chemical or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Chemical, infringing on or otherwise violating, any right of Chemical or any of its Subsidiaries with respect to any Intellectual Property owned by Chemical or its Subsidiaries, and (c) neither Chemical nor any Chemical Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by Chemical or any Chemical Subsidiary, and Chemical and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Chemical and its Subsidiaries.

4.20. Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Chemical or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Chemical or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Chemical Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Chemical) on the other hand, which was required to be reported in any Chemical Report pursuant to Item 404 of Regulation S-K which has not been so reported on a timely basis.

4.21. State Takeover Laws. The Board of Directors of Chemical has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any Takeover Statutes.

4.22. Reorganization. Chemical has not taken any action and has no knowledge of the existence of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23. Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of Chemical has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to Chemical. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24. Chemical Information. The information relating to Chemical and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Chemical and its Subsidiaries that is provided by Chemical or its representatives specifically for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to TCF or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to TCF or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25. Loan Portfolio.

(a) The allowances for loan and lease losses as reflected in the Chemical Reports were in the reasonable opinion of Chemical’s management (i) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, (ii) consistent with GAAP and reasonable and sound banking practices and (iii) in conformance with recommendations and comments in reports of examination in all material respects.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical, each Loan of Chemical and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Chemical and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected, (iii) to the extent any Loan constitutes an operating lease, Chemical or its applicable Subsidiary, as the case may be, has legal and beneficial ownership of the assets under such operating lease, and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Chemical, each outstanding Loan of Chemical and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Chemical and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) There are no outstanding Loans made by Chemical or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Chemical or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(e) Neither Chemical nor any of its Subsidiaries is (i) now nor has it ever been since January 1, 2015, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans, and (ii) has knowledge of any actual or threatened claim, proceeding or investigation with respect thereto by any person.

(f) Section 4.25(f) of Chemical Disclosure Schedule sets forth a true, correct and complete list of (i) all Loans in which Chemical or any TCF Subsidiary is a creditor which, as of September 30, 2018, had an outstanding balance of $100,000 or more and under the terms of which the obligor has, as of September 30, 2018, over ninety (90) days delinquent in payment of principal or interest, (ii) all Loans of Chemical and Chemical Subsidiaries that, as of September 30, 2018, were classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Chemical or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (iii) each Loan classified by Chemical as a Troubled Debt Restructuring as defined by GAAP.

(g) Except as set forth on Section 4.25(g) of the Chemical Disclosure Schedule, none of the agreements pursuant to which Chemical or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan (other than early termination defaults). Neither Chemical nor any Chemical Subsidiary (i) has been notified of any material repurchase obligation under any agreement of the type described in the preceding sentence since January 1, 2017, or (ii) has any knowledge of any facts or circumstances which would reasonably be expected to give rise to any such material repurchase obligation.

(h) Chemical and each of its Subsidiaries, in each case to the extent it is a servicer of any transaction sponsored by Chemical or any Chemical Subsidiary under which Chemical or any Chemical Subsidiary has sold or pledged receivables in a securitization in which securities backed by, or other interests in, such receivables were sold and any of such securities or other interest remains outstanding (each, a “Chemical Securitization Transaction”), are in compliance in all material respects with all contracts or agreements to which each of them is bound under such Chemical Securitization Transaction (collectively, “Chemical Securitization Instruments”). Chemical and each of its Subsidiaries, in each case to the extent that it is the issuing entity in any Chemical Securitization Transaction, have performed in all material respects all of their respective obligations under the Chemical Securitization Instruments. Chemical and each of its Subsidiaries, in each case to the extent that it is the depositor in any Chemical Securitization Transaction (in such capacity, a “Chemical Securitization Depositor”), have performed in all material respects all of their respective obligations under the Chemical Securitization Instruments. Section 4.25(h) of the Chemical Disclosure Schedule contains a list of all outstanding Chemical Securitization Transactions.

(i) Since January 1, 2015, Chemical and any Chemical Subsidiary that has acted as a Chemical Securitization Depositor has made or caused to be made all filings required to be made by it under the Exchange Act, or has otherwise corrected any errant filings or resolved any such filings with the SEC. There are no pending or, to the knowledge of Chemical, threatened, lawsuits, actions, proceedings or claims in which it is alleged that any private placement memorandum or other offering document (including any amendments or supplements thereto), as of the date on which it was issued in any Chemical Securitization Transaction, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No securities were issued or sold by Chemical or any of its Subsidiaries in violation of Section 5 of the Securities Act in any Chemical Securitization Transaction. Neither Chemical nor any Chemical Subsidiary, to the extent an issuing entity in any Chemical Securitization Transaction, is required to register as an investment company under the Investment Company Act.

(j) Neither Chemical nor any of its Subsidiaries has acted in the capacity of guarantor or credit enhancer in any Chemical Securitization Transaction, nor has Chemical or any of its Subsidiaries provided any type of guaranty in any Chemical Securitization Transaction with respect to any payments of principal or interest in connection with any issued securities.

4.26. Insurance. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Chemical, Chemical and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Chemical reasonably has determined to be prudent and consistent with industry practice, and Chemical and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Chemical and its Subsidiaries and the third party loss payees under general liability, auto liability, aviation and excess umbrella policies, Chemical or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.27. Information Security. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Chemical, to the knowledge of Chemical, since January 1, 2015, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Chemical and its Subsidiaries.

4.28. No Other Representations or Warranties.

(a) Except for the representations and warranties made by Chemical in this Article IV, neither Chemical nor any other person makes any express or implied representation or warranty with respect to Chemical, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Chemical hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Chemical nor any other person makes or has made any representation or warranty to TCF or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Chemical, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Chemical in this Article IV, any oral or written information presented to TCF or any of its affiliates or representatives in the course of their due diligence investigation of Chemical, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Chemical acknowledges and agrees that neither TCF nor any other person on behalf of TCF has made or is making, and Chemical has not relied upon, any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1. Conduct of TCF Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the TCF Disclosure Schedule), required by law or as consented to in writing by Chemical (such consent not to be unreasonably withheld, conditioned or delayed), TCF shall, and shall cause each of its Subsidiaries to, (a) conduct its businesses in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2. TCF Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the TCF Disclosure Schedule or as expressly contemplated or permitted by this Agreement or as required by any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute or order enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity, including those promulgated by any Regulatory Agency (“Law”), TCF shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Chemical (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of TCF or any of its wholly-owned Subsidiaries to TCF or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposits, and entry into repurchase agreements, in each case on terms and in amounts consistent with past practice);

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends paid by TCF on the TCF Common Stock at a rate not in excess of $0.15 per share with record and payment dates in accordance with past practice, (B) quarterly cash dividends paid by TCF on the TCF Preferred Stock in accordance with the terms thereof, (C) dividends paid by any of its Subsidiaries to it or any of its wholly-owned Subsidiaries or (D) the acceptance of shares of TCF Common Stock as payment for the exercise price or withholding Taxes incurred in connection with the vesting, exercise or settlement of TCF Equity Awards, in each case, in accordance with past practice and the terms of the applicable plan or award agreement);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the settlement of TCF Equity Awards in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets or any business which in any case is in excess of $500,000 based on a GAAP value to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.2(c) of the TCF Disclosure Schedule;

(d) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than any of its wholly-owned Subsidiaries;

(e) terminate, materially amend, or waive any material provision of, any TCF Contract or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to TCF, or enter into any contract that would constitute a TCF Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any TCF Benefit Plan, (i) enter into, adopt or terminate any TCF Benefit Plan, (ii) amend any TCF Benefit Plan other than amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to TCF of maintaining such TCF Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, individual independent contractor or director, except for increases in annual base salary or wage rates (and corresponding increases in incentive opportunities) in the ordinary course of business consistent with past practice, which salary or wage increases (disregarding corresponding increases in incentive opportunities) do not exceed, in the aggregate for 2019, 5% of the aggregate expense of all employee annual base salaries and wage rates for 2018, (iv) enter into or amend any collective bargaining agreement or similar agreement, (v) take any action to accelerate any payment or benefit payable or to any current or former employee, officer, individual independent contractor or director, (vi) fund any rabbi trust or similar arrangement, (vii) hire or promote any employee or individual independent contractor whose title is senior vice president or higher, or (viii) terminate the employment or service of any employee or individual independent contractor whose title is senior vice president or higher, other than for cause;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $500,000 individually or $1,000,000 in the aggregate and that would not impose any material restriction on the business of Chemical and its Subsidiaries after the consummation of the Merger;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the TCF Certificate or TCF Bylaws or comparable governing documents of its Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(l) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or 7.2 not being satisfied, except as may be required by applicable law;

(m) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(n) (i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit or renewals thereof, except in the ordinary course of business consistent with past practice and (A) in the case of any new borrower or group of related borrowers, with an aggregate outstanding commitment to any such single borrower or group of related borrowers not in excess of $20,000,000 or (B) in the case of any existing borrower or group of related borrowers, with an aggregate outstanding commitment to any such single borrower or group of related borrowers not in excess of $50,000,000 (it being understood that, in the case of this clause (ii), borrowers who receive loans or extensions of credit or renewals thereof under an inventory finance program, manufacturers program or similar program shall not be deemed to be a “group of related borrowers”); provided, that Chemical shall be required to respond to any request for a consent to make such loan or extension of credit or renewals thereof in writing within three (3) business days after the loan package is delivered to Chemical;

(o) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(p) other than as contemplated by the capital expenditure budget set forth in Section 5.2(p) of the TCF Disclosure Schedule, make, or commit to make, any capital expenditures in excess of $100,000 individually or $1,000,000 in the aggregate;

(q) make application for the opening, relocating or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;

(r) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3. Conduct of Chemical Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in Section 5.3 or Section 5.4 of the Chemical Disclosure Schedule), required by law or as consented to in writing by Chemical (such consent not to be unreasonably withheld, conditioned or delayed), Chemical shall, and shall cause each of its Subsidiaries to, (a) conduct its businesses in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.4. Chemical Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.4 of the Chemical Disclosure Schedule or as expressly contemplated or permitted by this Agreement or as required by Law, Chemical shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of TCF (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Chemical or any of its wholly-owned Subsidiaries to Chemical or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposits, and entry into repurchase agreements, in each case on terms and in amounts consistent with past practice);

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends paid by Chemical on the Chemical Common Stock at a rate not in excess of $0.34 per share with record and payment dates in accordance with past practice, (B) dividends paid by any of its Subsidiaries to it or any of its wholly-owned Subsidiaries, (C) dividends in respect of the outstanding trust preferred securities of Chemical as of the date of this Agreement in accordance with the terms of such securities or (D) the acceptance of shares of Chemical Common Stock as payment for the exercise price or withholding Taxes incurred in connection with the vesting, exercise or settlement of Chemical Equity Awards, in each case, in accordance with past practice and the terms of the applicable plan or award agreement);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the settlement of Chemical Equity Awards in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets or any business which in any case is in excess of $500,000 based on a GAAP value to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business consistent with past practice, or pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.4(c) of the Chemical Disclosure Schedule;

(d) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than any of its wholly-owned Subsidiaries;

(e) terminate, materially amend, or waive any material provision of, any Chemical Contract or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Chemical, or enter into any contract that would constitute a Chemical Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any Chemical Benefit Plan, (i) enter into, adopt or terminate any Chemical Benefit Plan, (ii) amend any Chemical Benefit Plan other than amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to Chemical of maintaining such Chemical Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, individual independent contractor or director, except for increases in annual base salary or wage rates (and corresponding increases in incentive opportunities) in the ordinary course of business consistent with past practice, which salary or wage increases (disregarding corresponding increases in incentive opportunities) do not exceed, in the aggregate for 2019, 5% of the aggregate expense of all employee annual base salaries and wage rates for 2018, (iv) enter into or amend any collective bargaining agreement or similar agreement, (v) take any action to accelerate any payment or benefit payable or to any current or former employee, officer, individual independent contractor or director, (vi) fund any rabbi trust or similar arrangement, (vii) hire or promote any employee or individual independent contractor whose title is senior vice president or higher, or (viii) terminate the employment or service of any employee or individual independent contractor whose title is senior vice president or higher, other than for cause;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $500,000 individually or $1,000,000 in the aggregate and that would not impose any material restriction on the business of Chemical and its Subsidiaries after the consummation of the Merger;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the Chemical Articles or Chemical Bylaws or comparable governing documents of its Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(l) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or 7.3 not being satisfied, except as may be required by applicable law;

(m) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(n) (i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any loans or extensions of credit or renewals thereof, except in the ordinary course of business consistent with past practice and (A) in the case of any new borrower or group of related borrowers, with an aggregate outstanding commitment to any such single borrower or group of related borrowers not in excess of $20,000,000 or (B) in the case of any existing borrower or group of related borrowers, with an aggregate outstanding commitment to any such single borrower or group of related borrowers not in excess of $50,000,000 (it being understood that, in the case of this clause (ii), borrowers who receive loans or extensions of credit or renewals thereof under an inventory finance program, manufacturers program or similar program shall not be deemed to be a “group of related borrowers”); provided, that TCF shall be required to respond to any request for a consent to make such loan or extension of credit or renewals thereof in writing within three (3) business days after the loan package is delivered to TCF;

(o) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(p) other than as contemplated by the capital expenditure budget set forth in Section 5.4(p) of the Chemical Disclosure Schedule, make, or commit to make, any capital expenditures in excess of $100,000 individually or $1,000,000 in the aggregate;

(q) make application for the opening, relocating or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;

(r) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.4.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1. Regulatory Matters.

(a) Chemical and TCF shall promptly prepare and file with the SEC the Joint Proxy Statement and Chemical shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Chemical and TCF shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Chemical and TCF shall thereafter as promptly as practicable mail or deliver the Joint Proxy Statement to their respective shareholders and stockholders (as applicable). Chemical shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and TCF shall furnish all information concerning TCF and the holders of TCF Common Stock and TCF Preferred Stock as may be reasonably requested in connection with any such action.

(b) The Parties shall cooperate with each other and use their reasonable best efforts to promptly prepare and file, or cause to be prepared and filed, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Regulatory Agencies and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than sixty (60) days after the date of this Agreement, Chemical and TCF shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any bank regulatory agency in order to obtain the Requisite Regulatory Approvals. Chemical and TCF shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. Chemical and TCF shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to TCF or Chemical, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each Party shall, to the extent reasonably practicable, consult with the other in advance of any meeting or conference with any Governmental Entity that such Party anticipates to be substantive in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity and applicable Law, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and provided that each Party shall promptly advise the other Party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable Law.

(c) In furtherance and not in limitation of the foregoing, each of Chemical and TCF shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Chemical or TCF (or permit either Party, without the prior written consent of the other Party) to take any action, or commit to take any action, or agree to any condition or restriction, that would reasonably be expected to have a material adverse effect on Chemical and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to TCF and its Subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

(d) Chemical and TCF shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and stockholders (as applicable) and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Chemical, TCF or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e) To the extent permitted by applicable law, Chemical and TCF shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders or approvals from (i) the Federal Reserve Board in connection with the Merger, (ii) the OCC in connection with the Bank Merger and (iii) any other approvals set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, except for any such authorizations, consents, orders or approvals the failure of which to be obtained would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Chemical.

6.2. Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Chemical and TCF, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other Party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other Party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Chemical and TCF shall, and shall cause its respective Subsidiaries to, make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Chemical or TCF, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such Party may reasonably request. Neither Chemical nor TCF nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Chemical’s or TCF’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The Parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Chemical and TCF shall hold all information furnished by or on behalf of the other Party or any of such Party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated May 24, 2018, between Chemical and TCF (the “Confidentiality Agreement”).

(c) No investigation by either of the Parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3. Approvals of Chemical Shareholders and TCF Stockholders. Each of Chemical and TCF shall call, give notice of, convene and hold a meeting of its shareholders or stockholders (as applicable) (the “Chemical Meeting” and the “TCF Meeting,” respectively) as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Chemical Vote and the Requisite TCF Vote, respectively, required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders or stockholders (as applicable) to adopt or approve a merger agreement. The Board of Directors of each of Chemical and TCF shall use its reasonable best efforts to obtain from its respective shareholders or stockholders (as applicable) the Requisite Chemical Vote, in the case of Chemical, and the Requisite TCF Vote, in the case of TCF, including by communicating to its respective shareholders or stockholders (as applicable) its recommendation (and including such recommendation in the Joint Proxy Statement) that they approve or adopt (as applicable) this Agreement and the transactions contemplated hereby. However, subject to Sections 8.1 and 8.2, if the Board of Directors of TCF or Chemical, after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to violate its fiduciary duties under applicable law to continue to recommend adoption or approval of this Agreement, then in submitting this Agreement, such Board of Directors may (but shall not be required to) submit this Agreement to its shareholders or stockholders (as applicable) without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors may communicate the basis for its lack of a recommendation to its shareholders or stockholders (as applicable) in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that neither Board of Directors may take any actions under this sentence unless (i) it gives the other Party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to a Chemical Acquisition Proposal or TCF Acquisition Proposal, as applicable, the latest material terms and conditions of, and the identity of the third party making, any such Chemical Acquisition Proposal or TCF Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the applicable Board of Directors takes into account any amendment or modification to this Agreement proposed by the other Party and after receiving the advice of its outside counsel, and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless be reasonably likely to violate its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Chemical Acquisition Proposal or TCF Acquisition Proposal, as applicable, will be deemed to be a new Chemical Acquisition Proposal or TCF Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Chemical or TCF shall adjourn or postpone the Chemical Meeting or the TCF Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Chemical Common Stock or TCF Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Chemical or TCF, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Chemical Vote or the Requisite TCF Vote, and subject to the terms and conditions of this Agreement, Chemical or TCF, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders or stockholders (as applicable) in order to obtain the Requisite Chemical Vote or Requisite TCF Vote. Notwithstanding anything to the contrary herein, and subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, each of the Chemical Meeting and TCF Meeting shall be convened and this Agreement shall be submitted to the shareholders of Chemical at the Chemical Meeting and the stockholders of TCF at the TCF Meeting for the purpose of voting on the approval or adoption (as applicable) of such proposals and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either Chemical or TCF of such obligation. Chemical and TCF shall use their reasonable best efforts to cooperate to hold the TCF Meeting and the Chemical Meeting on the same day and at the same time as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

6.4. Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Chemical and TCF shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such Party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other Party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by TCF or Chemical or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5. Stock Exchange Listing. Chemical shall use its reasonable best efforts to cause the shares of Chemical Common Stock and the shares of New Chemical Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.6. Employee Benefit Plans.

(a) Chemical shall, or shall cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to, provide each employee of TCF or Chemical or any of their respective Subsidiaries who continues employment with Chemical or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (collectively, the “Continuing Employees”) for the applicable period specified below (or such shorter period of time as such Continuing Employee is employed following the Effective Time), with the following compensation and benefits: (i) during the one-year period following the Effective Time, (A) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by Chemical, TCF or any such Subsidiary, as applicable, to such Continuing Employee immediately prior to the Effective Time, and (B) annual or short-term cash incentive compensation target opportunities that, in each case, are no less favorable than the annual or short-term cash incentive compensation target opportunities provided to such Continuing Employee immediately prior to the Effective Time; provided, however, that with respect to Continuing Employees who are eligible to participate in the Surviving Corporation’s corporate annual incentive plan, the incentive compensation target opportunities for the first full fiscal year commencing following the Effective Time shall be based on the target opportunities and terms and conditions, including performance goals, developed by the Surviving Corporation with respect to such performance period, applied on a consistent basis with respect to similarly situated Continuing Employees who were employed by Chemical and TCF, respectively, as of immediately prior to the Effective Time, (ii) (A) during the period from the Effective Time through the end of the fiscal year in which the Effective Time occurs, other compensation (excluding long-term incentive opportunities) and employee benefits that are substantially similar in the aggregate to the other compensation and employee benefits provided to such Continuing Employee immediately prior to the Effective Time, and (B) following the end of the period set forth in the foregoing clause (A) (but not later than first anniversary of the Effective Time), other compensation (including long-term incentive opportunities for those Continuing Employees determined to be eligible for participation by the Surviving Corporation) and employee benefits that are substantially similar in the aggregate to the other compensation and employee benefits under the plans and programs developed by the Surviving Corporation, which, to the extent permitted by applicable law, among other things, shall (x) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities and (y) not discriminate between the Continuing Employees who were covered by Chemical Benefit Plans, on the one hand, and those covered by TCF Benefit Plans on the other, as of immediately prior to the Effective Time, and (iii) during the one-year period following the Effective Time, severance benefits that are no less favorable than those provided under the applicable TCF Benefit Plan or Chemical Benefit Plan in which such Continuing Employee was eligible to receive severance benefits under immediately prior to the Effective Time.

(b) With respect to any employee benefit plans of Chemical or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) in which any Continuing Employees are eligible to participate on or after the Effective Time, including any such plans that were originally Chemical Benefits Plans or TCF Benefit Plans (the “New Plans”), Chemical shall or shall cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to: (i) use reasonable best efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous applicable TCF Benefit Plan or Chemical Benefit Plan, (ii) use reasonable best efforts to provide each such employee and their eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a TCF Benefit Plan or Chemical Benefit Plan (to the same extent that such credit was given under the analogous applicable TCF Benefit Plan or Chemical Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with Chemical, TCF and their respective Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous applicable TCF Benefit Plan or Chemical Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for benefit accrual purposes under any employee benefit plan that is a defined benefit pension or post-retirement welfare plan or (C) for any purpose under a benefit plan that is frozen and/or applies to a grandfathered group of participants.

(c) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of TCF, Chemical or any of their respective Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, TCF, Chemical or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, TCF, Chemical or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of TCF, Chemical or any of their respective Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any TCF Benefit Plan, Chemical Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular TCF Benefit Plan, Chemical Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, officer, director or consultant of TCF, Chemical or any of their respective Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(d) The Parties and following the Effective Time the Surviving Corporation acknowledge that a “change in control” (or similar phrase) within the meaning of each Chemical Benefit Plan and TCF Benefit Plan will occur at the Effective Time; provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing shall not accelerate the time of payment to the Effective Time if payment due to the occurrence of the Effective Time is not otherwise provided by the terms of the applicable plan and would result in an impermissible payment for purposes of Section 409A of the Code. Effective as of the Effective Time, the Surviving Corporation hereby expressly assumes the TCF Benefit Plans and Chemical Benefit Plans and agrees to perform the obligations of TCF and Chemical or any of their respective Subsidiaries, as applicable, thereunder in accordance with the terms and conditions thereof.

6.7. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of TCF and its Subsidiaries (in each case, when acting in such capacity) (each, a “TCF Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising in whole or in part out of, or pertaining to, the fact that such person is or was a director, officer or employee of TCF or any of its Subsidiaries or is or was serving at the request of TCF or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; and Chemical and the Surviving Corporation shall also advance expenses as incurred by such TCF Indemnified Party to the fullest extent permitted by applicable law; provided that the TCF Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such TCF Indemnified Party is not entitled to indemnification. The Surviving Corporation shall reasonably cooperate with the TCF Indemnified Party, and the TCF Indemnified Party shall reasonably cooperate with the Surviving Corporation in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by TCF (provided that Chemical may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of TCF or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by TCF for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Chemical may (and with the prior written consent of Chemical, TCF may use its reasonable best efforts to) obtain at or prior to the Effective Time one or more six-year “tail policies” providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Chemical or TCF purchases such a tail policy, the Surviving Corporation shall maintain such tail policy in full force and effect and continue to honor its obligations thereunder.

(c) The obligations of the Surviving Corporation, Chemical and TCF under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any TCF Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected TCF Indemnified Party or affected person.

(d) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each TCF Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.7 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8. Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the proper officers and directors of each Party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the Surviving Corporation.

6.9. Advice of Changes. Each of Chemical and TCF (in such capacity, the “Notifying Party”) shall each promptly advise the other Party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would be reasonably likely to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, either individually or in the aggregate, to the failure of a condition set forth in, if Chemical is the Notifying Party, Section 7.1 or 7.3, or if TCF is the Notifying Party, Section 7.1 or 7.2; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.10. TCF Acquisition Proposals.

(a) TCF agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any TCF Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any TCF Acquisition Proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any TCF Acquisition Proposal, except to notify a person that has made or, to the knowledge of TCF, is making any inquiries with respect to, or is considering making, a TCF Acquisition Proposal of the existence of the provisions of this Section 6.10(a); provided that, prior to obtaining the Requisite TCF Vote, in the event TCF receives an unsolicited bona fide written TCF Acquisition Proposal after the date of this Agreement and its Board of Directors concludes in good faith (after receiving the advice of its outside counsel and with respect to financial matters, its financial advisors) that such TCF Acquisition Proposal constitutes or would be reasonably likely to result in a Superior Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, TCF shall have provided such information to Chemical and entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), which confidentiality agreement shall not provide such third party with any exclusive right to negotiate with TCF. TCF will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Chemical with respect to any TCF Acquisition Proposal. TCF will promptly (within twenty-four (24) hours) advise Chemical following receipt of any TCF Acquisition Proposal or any inquiry which could reasonably be expected to lead to a TCF Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or TCF Acquisition Proposal), and will keep Chemical reasonably apprised (and in any event within twenty-four (24) hours) of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or TCF Acquisition Proposal. TCF shall (A) withdraw and terminate access that was granted to any person (other than the Parties to this Agreement and their respective affiliates and Representatives) to any “data room” (virtual or physical) that was established in connection with a TCF Acquisition Proposal prior to the date of this Agreement and (B) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. During the term of this Agreement, TCF shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement relating to a TCF Acquisition Proposal (other than an Acceptable Confidentiality Agreement). As used in this Agreement, “TCF Acquisition Proposal” shall mean other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of TCF and its Subsidiaries or 25% or more of any class of equity or voting securities of TCF or of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of TCF, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of TCF or of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of TCF, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving TCF or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of TCF. TCF shall use its reasonable best efforts, subject to applicable law, to, within ten (10) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than Chemical and its affiliates) pursuant to any such confidentiality, standstill or similar agreement. As used in this Agreement, “TCF Superior Proposal” shall mean a bona fide written TCF Acquisition Proposal that the Board of Directors of TCF concludes in good faith to be more favorable to its stockholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel) financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided, that for purposes of the definition of “TCF Superior Proposal,” the reference to “25%” in the definition of TCF Acquisition Proposal shall be deemed to be references to “a majority.”

(b) Nothing contained in this Agreement shall prevent TCF or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to a TCF Acquisition Proposal or from making any legally required disclosure to TCF’s stockholders; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.11. Chemical Acquisition Proposals.

(a) Chemical agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Chemical Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Chemical Acquisition Proposal, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Chemical Acquisition Proposal, except to notify a person that has made or, to the knowledge of Chemical, is making any inquiries with respect to, or is considering making, a Chemical Acquisition Proposal of the existence of the provisions of this Section 6.11(a); provided that, prior to obtaining the Requisite Chemical Vote, in the event Chemical receives an unsolicited bona fide written Chemical Acquisition Proposal after the date of this Agreement and its Board of Directors concludes in good faith (after receiving the advice of its outside counsel and with respect to financial matters, its financial advisors) that such Chemical Acquisition Proposal constitutes or would be reasonably likely to result in a Superior Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that failure to take such actions would be reasonably likely to violate its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Chemical shall have provided such information to TCF and entered into an Acceptable Confidentiality Agreement with such third party, which confidentiality agreement shall not provide such third party with any exclusive right to negotiate with Chemical. Chemical will, and will use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than TCF with respect to any Chemical Acquisition Proposal. Chemical will promptly (within twenty-four (24) hours) advise TCF following receipt of any Chemical Acquisition Proposal or any inquiry which could reasonably be expected to lead to a Chemical Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Chemical Acquisition Proposal), and will keep TCF reasonably apprised (and in any event within twenty-four (24) hours) of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Chemical Acquisition Proposal. Chemical shall (A) withdraw and terminate access that was granted to any person (other than the Parties to this Agreement and their respective affiliates and Representatives) to any “data room” (virtual or physical) that was established in connection with a Chemical Acquisition Proposal prior to the date of this Agreement and (B) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. During the term of this Agreement, Chemical shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement with respect to a Chemical Acquisition Proposal (other than an Acceptable Confidentiality Agreement). As used in this Agreement, “Chemical Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Chemical and its Subsidiaries or 25% or more of any class of equity or voting securities of Chemical or of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Chemical, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Chemical or of its

Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Chemical, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Chemical or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Chemical. Chemical shall use its reasonable best efforts, subject to applicable law, to, within ten (10) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than TCF and its affiliates) pursuant to any such confidentiality, standstill or similar agreement. As used in this Agreement, “Chemical Superior Proposal” shall mean a bona fide written Chemical Acquisition Proposal that the Board of Directors of Chemical concludes in good faith to be more favorable to its shareholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm), (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel) financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and any other relevant factors permitted under applicable law; provided, that for purposes of the definition of “Superior Proposal,” the reference to “25%” in the definition of Chemical Acquisition Proposal shall be deemed to be references to “a majority.”

(b) Nothing contained in this Agreement shall prevent Chemical or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to a Chemical Acquisition Proposal or from making any legally required disclosure to Chemical’s shareholders; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.12. Public Announcements. TCF and Chemical shall each use their reasonable best efforts to develop a joint communications plan to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.13. Restructuring Efforts. If either TCF or Chemical shall have failed to obtain the Requisite TCF Vote or the Requisite Chemical Vote at the duly convened TCF Meeting or Chemical Meeting, as applicable, or any adjournment or postponement thereof, each of the Parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction contemplated by this Agreement (it being understood that neither Party shall have any obligation to alter or change any material terms, including the Exchange Ratio, the amount or kind of the consideration to be issued to holders of the capital stock of TCF as provided for in this Agreement, or any term that would adversely affect the tax treatment of the transactions contemplated hereby, in a manner adverse to such Party or its shareholders or stockholders (as applicable)) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.13) to its respective shareholders or stockholders (as applicable) for approval or adoption (as applicable).

6.14. Takeover Statutes. None of TCF, Chemical or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each Party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.15. Exemption from Liability under Section 16(b). TCF and Chemical agree that, in order to most effectively compensate and retain those officers and directors of TCF subject to the reporting requirements of Section 16(a) of the Exchange Act (the “TCF Insiders”), both prior to and after the Effective Time, it is desirable that TCF Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of TCF Common Stock, TCF Preferred Stock and TCF Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.15. The Board of Directors of Chemical and of TCF, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of TCF) any dispositions of TCF Common Stock, TCF Preferred Stock or TCF Equity Awards by TCF Insiders, and (in the case of Chemical) any acquisitions of Chemical Common Stock or New Chemical Preferred Stock by any TCF Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.16. Litigation and Claims. Each of Chemical and TCF shall, to the extent permitted under applicable law and regulation, promptly notify the other Party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Chemical or TCF, as applicable, threatened against Chemical, TCF or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Chemical, TCF, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Prior to the Effective Time, each Party shall give the other Party the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against such Party and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without the other Party’s prior written consent (such consent not to be unreasonably withheld).

6.17. Assumption of TCF Debt. Chemical agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Chemical, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of TCF’s obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

6.18. Data Conversion. From and after the date hereof, the Parties shall use their commercially reasonable efforts to facilitate the integration of TCF with the business of Chemical following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic information technology systems (the “Data Conversion”). The Parties agree to use all commercially reasonable efforts to promptly commence preparations for implementation of the Data Conversion, with the goal of effecting the Data Conversion after the Effective Time and at such later time as mutually agreed upon by the Parties. The Parties agree to cooperate in preparing for the Data Conversion, including by providing reasonable access to data, information systems, and personnel having expertise with their and their respective Subsidiaries’ information and data systems; provided, however, that neither Party shall be required to terminate any third-party service provider arrangements prior to the Effective Time.

6.19. Corporate Governance.

(a) Prior to the Effective Time, Chemical shall take all actions necessary to adopt the by-laws set forth in Exhibit 3 effective as of and from and after the Effective Time and to effect the requirements referenced therein.

The provisions of Article IX of such by-laws shall also be considered an agreement of the Parties in this Agreement mutatis mutandis.

(b) On or prior to the Effective Time, (i) Chemical’s Board of Directors shall cause the number of directors that will comprise the full Board of Directors of the Surviving Corporation at the Effective Time to be 16, consisting of (A) the chief executive officer of TCF, the lead director of TCF and six other current independent directors of TCF designated by TCF, and (B) the chief executive officer, the chairman of Chemical and six other current independent directors of Chemical designated by Chemical and (ii) in addition to the directors then serving on the board of directors of TCF Bank, TCF (as the sole shareholder of TCF Bank) shall cause the persons indicated in Exhibit 4 to become and serve as directors of TCF Bank at the Effective Time.

(c) On or prior to the Effective Time, the Chemical Board of Directors shall take such actions as are necessary to cause the persons indicated in Exhibit 5 to be elected or appointed to the offices of the Surviving Corporation specified in such Exhibit as of the Effective Time.

(d) From and after the Effective Time, the name of the Surviving Corporation shall be “TCF Financial Corporation.”

(e) The headquarters of the Surviving Corporation will be located in Detroit, Michigan, and following the Effective Time the main office of TCF Bank will be located in a location to be determined as set forth in Section 6.19(e) of the TCF Disclosure Schedule.

6.20. Dividends. After the date of this Agreement, each of TCF and Chemical shall coordinate with the other the declaration of any dividends in respect of the TCF Common Stock and the Chemical Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of TCF Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of TCF Common Stock and any shares of Chemical Common Stock any such holder receives in exchange therefor in the Merger.

ARTICLE VII

CONDITIONS PRECEDENT

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder/Stockholder Approvals. The Requisite Chemical Vote and the Requisite TCF Vote shall have been obtained.

(b) Stock Exchange Listing. The shares of Chemical Common Stock and New Chemical Preferred Stock (or depositary shares in respect thereof) that shall be issuable pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(c) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

7.2. Conditions to Obligations of Chemical. The obligation of Chemical to effect the Merger is also subject to the satisfaction, or waiver by Chemical, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of TCF set forth in Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of TCF set forth in Sections 3.1(a), 3.1(b) (other than the representations and warranties set forth in the last sentence of Section 3.1(b)), 3.2(b) and 3.3(a) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of TCF set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on TCF set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on TCF. Chemical shall have received a certificate signed on behalf of TCF by the Chief Executive Officer and the Chief Financial Officer of TCF to the foregoing effect.

(b) Performance of Obligations of TCF. TCF shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Chemical shall have received a certificate signed on behalf of TCF by the Chief Executive Officer and the Chief Financial Officer of TCF to such effect.

(c) Federal Tax Opinion. Chemical shall have received a written opinion of Nelson Mullins Riley & Scarborough LLP, or other counsel reasonably satisfactory to Chemical, in form and substance reasonably satisfactory to Chemical, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Chemical and TCF, reasonably satisfactory in form and substance to such counsel.

7.3. Conditions to Obligations of TCF. The obligation of TCF to effect the Merger is also subject to the satisfaction, or waiver by TCF, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Chemical set forth in Sections 4.2(a) and 4.8(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Chemical set forth in Sections 4.1(a), 4.1(b) (other than the representations and warranties set forth in the last sentence of Section 4.1(b)), 4.2(b) and 4.3(a) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Chemical set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on Chemical set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Chemical. TCF shall have received a certificate signed on behalf of Chemical by the Chief Executive Officer and the Chief Financial Officer of Chemical to the foregoing effect.

(b) Performance of Obligations of Chemical. Chemical shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TCF shall have received a certificate signed on behalf of Chemical by the Chief Executive Officer and the Chief Financial Officer of Chemical to such effect.

(c) Federal Tax Opinion. TCF shall have received a written opinion of Simpson Thacher & Bartlett LLP, or other counsel reasonably satisfactory to TCF, in form and substance reasonably satisfactory to TCF, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Chemical and TCF, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval or adoption of this Agreement by the shareholders of Chemical or the stockholders of TCF (as applicable):

(a) by mutual consent of Chemical and TCF in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board of Directors;

(b) by either Chemical or TCF if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein;

(c) by either Chemical or TCF if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein; provided that if on the Termination Date, the condition set forth in Section 7.1(c) shall not have been satisfied but all other conditions to Closing shall have been satisfied or capable of being satisfied, then the Termination Date may be extended for a period of three months at the option of either TCF or Chemical by written notice to the other on or prior to the Termination Date;

(d) by either Chemical or TCF (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of TCF, in the case of a termination by Chemical, or Chemical, in the case of a termination by TCF, which breach or failure to be true, either individually or in the aggregate with all other breaches by such Party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Chemical, or 7.3, in the case of a termination by TCF, and which is not cured within forty-five (45) days following written notice to TCF, in the case of a termination by Chemical, or Chemical, in the case of a termination by TCF, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by TCF prior to such time as the Requisite Chemical Vote is obtained, if (i) the Board of Directors of Chemical shall have (A) failed to recommend in the Joint Proxy Statement that the shareholders of Chemical approve this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to TCF, or publicly disclosed that it has resolved to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting a Chemical Acquisition Proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof or (B) recommended or endorsed a Chemical Acquisition Proposal or failed to issue a press release announcing its opposition to such Chemical Acquisition Proposal within ten (10) business days after a Chemical Acquisition Proposal is publicly announced or (ii) Chemical or its Board of Directors has breached its obligations under Section 6.3 or 6.10 in any material respect; or

(f) by Chemical prior to such time as the Requisite TCF Vote is obtained, if (i) the Board of Directors of TCF shall have (A) failed to recommend in the Joint Proxy Statement that the stockholders of TCF adopt this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Chemical, or publicly disclosed that it has resolved to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting a TCF Acquisition Proposal that has been publicly disclosed within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof or (B) recommended or endorsed a TCF Acquisition Proposal or failed to issue a press release announcing its opposition to such TCF Acquisition Proposal within ten (10) business days after a TCF Acquisition Proposal is publicly announced, or (ii) TCF or its Board of Directors has breached its obligations under Section 6.3 or 6.10 in any material respect.

8.2. Effect of Termination.

(a) In the event of termination of this Agreement by either Chemical or TCF as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Chemical, TCF, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that

(i) Sections 6.2(b) and this Section 8.2 and Article IX (other than Section 9.12) shall survive any termination of this Agreement, and

(ii) notwithstanding anything to the contrary contained in this Agreement, neither Chemical nor TCF shall be relieved or released from any liabilities or damages arising out of fraud or its Willful Breach of any provision of this Agreement occurring prior to termination (which, in the case of TCF, shall include the loss to the holders of TCF Capital Stock and TCF Equity Awards of the economic benefits of the Merger, it being understood that TCF shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its stockholders and the holders of TCF Equity Awards in its sole and absolute discretion, and any amounts received by TCF in connection therewith may be retained by TCF). “Willful Breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(b) (a) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide TCF Acquisition Proposal shall have been made known to senior management or the board of directors of TCF or has been made directly to its stockholders generally or any person shall have publicly announced (whether or not conditional) a TCF Acquisition Proposal (whether or not withdrawn) and (A) thereafter this Agreement is terminated by either Chemical or TCF pursuant to Section 8.1(c) without the Requisite TCF Vote having been obtained or (B) thereafter this Agreement is terminated by Chemical pursuant to Section 8.1(d) and (C) prior to the date that is twelve (12) months after the date of such termination, TCF enters into a definitive agreement or consummates a transaction with respect to a TCF Acquisition Proposal (whether or not the same TCF Acquisition Proposal as that referred to above), then TCF shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Chemical, by wire transfer of same day funds, a fee equal to $134,000,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b), all references in the definition of TCF Acquisition Proposal to “25%” shall instead refer to “50%”.

(i) In the event that this Agreement is terminated by Chemical pursuant to Section 8.1(f), then TCF shall pay Chemical, by wire transfer of same day funds, the Termination Fee on the date of termination.

(c) (b) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Chemical Acquisition Proposal shall have been made known to senior management or the board of directors of Chemical or has been made directly to its shareholders generally or any person shall have publicly announced (whether or not conditional) a Chemical Acquisition Proposal (whether or not withdrawn) and (A) thereafter this Agreement is terminated by either Chemical or TCF pursuant to Section 8.1(c) without the Requisite Chemical Vote having been obtained or (B) thereafter this Agreement is terminated by TCF pursuant to Section 8.1(d) and (C) prior to the date that is twelve (12) months after the date of such termination, Chemical enters into a definitive agreement or consummates a transaction with respect to a Chemical Acquisition Proposal (whether or not the same Chemical Acquisition Proposal as that referred to above), then Chemical shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay TCF, by wire transfer of same day funds, the Termination Fee; provided that for purposes of this Section 8.2(c), all references in the definition of Chemical Acquisition Proposal to “25%” shall instead refer to “50%”.

(i) In the event that this Agreement is terminated by TCF pursuant to Section 8.1(e), then Chemical shall pay TCF, by wire transfer of same day funds, the Termination Fee on the date of termination.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of either Party to recover liabilities or damages arising out of the other Party’s fraud or Willful Breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.1 under circumstances where the Termination Fee is payable and paid in full, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single Party under this Section 8.2 shall be equal to the Termination Fee, and neither TCF nor Chemical shall be required to pay the Termination Fee on more than one occasion.

(e) Each of Chemical and TCF acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if Chemical or TCF fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other Party commences a suit which results in a judgment against the non-paying Party for the Termination Fee, such non-paying Party shall pay the costs and expenses of the other Party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Chemical or TCF, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such Party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Chemical and TCF, as applicable, pursuant to Section 8.2(b) or Section 8.2(c), as applicable, constitute liquidated damages and not a penalty, and, except in the case of fraud or Willful Breach of this Agreement, shall be the sole monetary remedy of TCF and Chemical, as applicable, in the event of a termination of this Agreement specified in such section under circumstances where the Termination Fee is payable and is paid in full.

ARTICLE IX

GENERAL PROVISIONS

9.1. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.2. Amendment. Subject to compliance with applicable law, this Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Chemical and the stockholders of TCF; provided that after adoption or approval, as applicable, of this Agreement by the stockholders of TCF or by the shareholders of Chemical, as applicable, there may not be, without further approval or adoption (as applicable) of such stockholders or shareholders (as applicable), any amendment of this Agreement that requires further adoption or approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3. Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided that after the adoption or approval, as applicable, of this Agreement by the stockholders of TCF or by the shareholders of Chemical, as applicable, there may not be, without further approval or adoption (as applicable) of such shareholders or stockholders (as applicable), any extension or waiver of this Agreement or any portion thereof that requires further adoption or approval under applicable law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4. Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expense; provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by Chemical and TCF.

9.5. Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by one Party to the other Party shall be in writing and (a) served by personal delivery upon the Party for whom it is intended, (b) sent by an internationally recognized overnight courier service upon the Party for whom it is intended or (c) sent by email, provided that the transmission of the email is promptly confirmed:

(a) if to Chemical, to:

Chemical Financial Corporation

2301 W Big Beaver Road, Suite 525

Troy, MI 48084

Attention:	David Provost, President and Chief Executive Officer
Email:	David.Provost@chemicalbank.com

With a copy to:

Chemical Financial Corporation

235 E. Main Street

Midland, MI 48640

Attention:	William C. Collins, EVP, General Counsel/Secretary
Email:	William.Collins@chemicalbank.com

With a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

Poinsett Plaza, Suite 900

104 South Main Street, Greenville, SC 29601

Attention:	John M. Jennings, Esq.
Aileen L. Nagy, Esq.
Email:	john.jennings@nelsonmullins.com
allie.nagy@nelsonmullins.com

and

(b) if to TCF, to:

TCF Financial Corporation

200 Lake Street East, Mail Code EX0-03-A

Wayzata, MN 55391-1693

Attention:	Joseph T. Green, General Counsel
Email:	jgreen@tcfbank.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue New York, NY 10017

Attention:	Lee Meyerson, Esq.
Sebastian Tiller, Esq.
Email:	lmeyerson@stblaw.com
stiller@stblaw.com

9.6. Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of TCF means the actual knowledge after due inquiry of any of the officers of TCF listed on Section 9.6 of the TCF Disclosure Schedule, and the “knowledge” of Chemical means the actual knowledge after due inquiry of any of the officers of Chemical listed on Section 9.6 of the Chemical Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (ii) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iv) “made available” means any document or other information that was provided by one Party or its representatives to the other Party and its representatives prior to the date hereof, included in the virtual data room of a Party prior to the date hereof or filed by a Party with the SEC and publicly available on EDGAR prior to the date hereof and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The TCF Disclosure Schedule and the Chemical Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. References to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.

9.7. Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means) all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.8. Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Confidentiality Agreement, constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

9.9. Governing Law; Jurisdiction.

(a) Except to the extent mandatory provisions of federal law apply or the provisions of the MBCA are applicable to the Merger or to the fiduciary duties of Chemical’s Board of Directors, this Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

(b) Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware (or, if the Court of Chancery determines that it lacks subject matter jurisdiction, any federal court sitting in the State of Delaware and, if both the Court of Chancery and the federal courts sitting in the State of Delaware determine that they lack subject matter jurisdiction, any state court located in the State of Delaware) (and any courts from which appeals may be taken) (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such Party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND

(D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each TCF Indemnified Party and his or her heir and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations between the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation between the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12. Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14. Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, TCF and Chemical have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

TCF Financial Corporation

By:	/s/ Craig R. Dahl
Name: Craig R. Dahl
Title: Chief Executive Officer, Chairman

Chemical Financial Corporation

By:	/s/ David Provost
Name: David Provost
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit 1

FORM

OF

CERTIFICATE OF DESIGNATIONS

OF

5.70% SERIES C NON-CUMULATIVE PERPETUAL PREFERRED STOCK

OF

TCF FINANCIAL CORPORATION

Section 1. Designation. The designation of the series of preferred stock shall be 5.70% Series C Non-Cumulative Perpetual Preferred Stock (hereinafter referred to as the “Series C Preferred Stock”). Each share of Series C Preferred Stock shall be identical in all respects to every other share of Series C Preferred Stock. Series C Preferred Stock will rank equally with Parity Stock, if any, and will rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. Number of Shares. The number of authorized shares of Series C Preferred Stock shall be 8,050. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series C Preferred Stock then outstanding) by further resolution duly adopted by the board of directors of the Corporation or any duly authorized committee of the board of directors of the Corporation and by the filing of a certificate pursuant to the provisions of the Michigan Business Corporation Act stating that such increase or reduction, as the case may be, has been so authorized. All additional shares of Series C Preferred Stock shall be deemed to form a single series with the Series C Preferred Stock, provided that any such additional shares of Series C Preferred Stock are not treated as “disqualified preferred stock” within the meaning of Section 1059(f)(2) of the U.S. Internal Revenue Code of 1986, as amended, and such additional shares of Series C Preferred Stock are otherwise treated as fungible with the Series C Preferred Stock authorized under this Section 2 for U.S. federal income tax purposes. The Corporation shall have the authority to issue fractional shares of Series C Preferred Stock.

Section 3. Definitions. As used herein with respect to Series C Preferred Stock:

(a) “Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.

(b) “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York.

(c) “Common Stock” means the common stock, par value $1.00 per share, of the Corporation.

(d) “Continuing Director” means (a) if an “interested shareholder” (as defined in Section 778 of the Michigan Business Corporation Act, as the same shall be in effect from time to time) exists, any member of the board of directors of the Corporation who is not an interested shareholder or an “affiliate” or an “associate” (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, as the same shall be in effect from time to time) of an interested shareholder and who was a member of the board of directors immediately prior to the time that an interested shareholder became an interested shareholder, and any successor to a Continuing Director who is not an interested shareholder or an affiliate or associate of an interested shareholder and is recommended to succeed a Continuing Director by a majority of the Continuing Directors who are then members of the board of directors; and (b) if an interested shareholder does not exist, any member of the board of directors.

(e) “Corporation” means TCF Financial Corporation, a Michigan corporation.

(f) “Depositary Company” shall have the meaning set forth in Section 6(d) hereof.

(g) “Dividend Payment Date” shall have the meaning set forth in Section 4(a) hereof.

(h) “Dividend Period” shall have the meaning set forth in Section 4(a) hereof.

(i) “DTC” means The Depository Trust Company, together with its successors and assigns.

(j) “Junior Stock” means the Common Stock and any other class or series of stock of the Corporation hereafter authorized over which Series C Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(k) “Parity Stock” means any other class or series of stock of the Corporation that ranks on a parity with Series C Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(l) “Preferred Director” shall have the meaning set forth in Section 7(c)(i) hereof.

(m) “Redemption Price” shall have the meaning set forth in Section 6(a) hereof.

(n) “Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective on or after September 7, 2017, (ii) any proposed change in those laws or regulations that is announced or becomes effective on or after September 7, 2017, or (iii) any official administrative decision or judicial decision, or administrative action, or other official pronouncement interpreting or applying those laws or regulations that is announced on or after September 7, 2017, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation value of all shares of Series C Preferred Stock then outstanding as “tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy guidelines or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of Series C Preferred Stock is outstanding.

(o) “Series C Preferred Stock” shall have the meaning set forth in Section 1 hereof.

(p) “Closing Date” means [●].

Section 4. Dividends.

(a) Rate. Holders of Series C Preferred Stock shall be entitled to receive, if, as and when declared by the board of directors of the Corporation or any duly authorized committee of the board of directors of the Corporation, but only out of assets legally available therefor, non-cumulative cash dividends on the liquidation preference of $25,000 per share of Series C Preferred Stock, and no more, payable quarterly in arrears on each March 1, June 1, September 1 and December 1; provided, however, if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of such delay) (each such day on which dividends are payable a “Dividend Payment Date”), commencing with the first such Dividend Payment Date to occur after the Closing Date. The period from and including the date of issuance of the Series C Preferred Stock or any Dividend Payment Date to but excluding the next Dividend Payment Date is a “Dividend Period.” Dividends on each share of Series C Preferred Stock will accrue on the liquidation preference amount of $25,000 per share at a rate per annum equal to 5.70%. The record date for payment of dividends on the Series C Preferred Stock shall be the 15th day of the calendar month immediately preceding the month during which the Dividend Payment Date falls. The amount of dividends payable shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding any other provision hereof, dividends on the Series C Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause the Corporation to fail to comply with laws and regulations applicable thereto, including applicable capital adequacy guidelines.

(b) Non-Cumulative Dividends. Dividends on shares of Series C Preferred Stock shall be non-cumulative. To the extent that any dividends payable on the shares of Series C Preferred Stock on any Dividend Payment Date are not declared and paid, in full or otherwise, on such Dividend Payment Date, then such unpaid dividends shall not cumulate and shall cease to accrue and be payable and the Corporation shall have no obligation to pay, and the holders of Series C Preferred Stock shall have no right to receive, dividends accrued for such Dividend Period after the Dividend Payment Date for such Dividend Period or interest with respect to such dividends, whether or not dividends are declared for any subsequent Dividend Period with respect to Series C Preferred Stock, any Parity Stock, any Junior Stock or any other class or series of authorized preferred stock of the Corporation.

(c) Priority of Dividends. So long as any share of Series C Preferred Stock remains outstanding, unless full dividends on all outstanding shares of Series C Preferred Stock for the then-current Dividend Period have been declared and paid in full or declared and a sum sufficient for the payment thereof has been set aside, (i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock, other than a dividend payable solely in Junior Stock, (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Corporation and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series C Preferred Stock and such Parity Stock except by conversion into or exchange for Junior Stock, during such dividend period. When dividends are not paid in full upon the shares of Series C Preferred Stock and any Parity Stock, all dividends declared upon shares of Series C Preferred Stock and any Parity Stock shall be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current Dividend Period per share on Series C Preferred Stock, and accrued dividends, including any accumulation, on any Parity Stock, bear to each other. No interest will be payable in respect of any dividend payment on shares of Series C Preferred Stock that may be in arrears. If the board of directors of the Corporation or any duly authorized committee of the board of directors of the Corporation determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide, or cause to be provided, written notice to the holders of the Series C Preferred Stock prior to such date. Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise) as may be determined by the board of directors of the Corporation or any duly authorized committee of the board of directors of the Corporation may be declared and paid on any Junior Stock from time to time out of any assets legally available therefor, and the shares of Series C Preferred Stock shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series C Preferred Stock shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock and subject to the rights of any holders of any class or series of securities ranking senior to or on parity with Series C Preferred Stock upon liquidation and the rights of the Corporation’s depositors and other creditors, to receive in full a liquidating distribution in the amount of the liquidation preference of $25,000 per share, plus any authorized, declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation. Holders of Series C Preferred Stock shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation other than what is expressly provided for in this Section 5.

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any authorized, declared and unpaid dividends to all holders of Series C Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series C Preferred Stock and to the holders of all Parity Stock shall be paid pro rata in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

(c) Residual Distributions. If the liquidation preference plus any authorized, declared and unpaid dividends has been paid in full to all holders of Series C Preferred Stock, the holders of shares of Series C Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section 6. Redemption.

(a) Optional Redemption. The Corporation, at the option of its board of directors or any duly authorized committee of the board of directors of the Corporation, may redeem in whole or in part the shares of Series C Preferred Stock at the time outstanding, at any time on December 1, 2022 or any Dividend Payment Date thereafter, upon notice given as provided in Section 6(b) below. The redemption price for shares of Series C Preferred Stock shall be $25,000 per share, plus any declared and unpaid dividends for prior Dividend Periods, without accumulation of undeclared dividends (the “Redemption Price”). Notwithstanding the foregoing, within 90 days following the occurrence of a Regulatory Capital Treatment Event, the Corporation may, at its option, subject to the approval of the Appropriate Federal Banking Agency, provide notice of its intent to redeem as provided in Section 6(b) below, and subsequently redeem, all (but not less than all) of the shares of Series C Preferred Stock at the time outstanding, at the Redemption Price applicable on such date of redemption.

(b) Notice of Redemption. Notice of every redemption of shares of Series C Preferred Stock shall be either (i) mailed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the stock register of the Corporation or (ii) transmitted by such other method approved by the Depositary Trust Company, in its reasonable discretion, to the holders of record of such shares to be redeemed. Such mailing or transmittal shall be at least 30 days and not more than 60 days before the date fixed for redemption. Notwithstanding the foregoing, if the Series C Preferred Stock is held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC. Any notice mailed or transmitted as provided in this Section 6(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail or other transmission, or any defect in such notice or in the mailing or transmittal thereof, to any holder of shares of Series C Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series C Preferred Stock. Each notice shall state (i) the redemption date; (ii) the number of shares of Series C Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the Redemption Price; (iv) the place or places where the certificates for such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date.

(c) Partial Redemption. In case of any redemption of only part of the shares of Series C Preferred Stock at the time outstanding, the shares of Series C Preferred Stock to be redeemed shall be selected either pro rata from the holders of record of Series C Preferred Stock in proportion to the number of shares of Series C Preferred Stock held by such holders or in such other manner consistent with the rules and policies of the NASDAQ as the board of directors of the Corporation or any duly authorized committee of the board of directors of the Corporation may determine to be fair and equitable. Subject to the provisions of this Section 6, the board of directors of the Corporation or any duly authorized committee of the board of directors shall have full power and authority to prescribe the terms and conditions upon which shares of Series C Preferred Stock shall be redeemed from time to time.

(d) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the board of directors of the Corporation or any duly authorized committee of the board of directors (the “Depositary Company”) in trust for the pro rata benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date all shares so called for redemption shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue after such redemption date, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company at any time after the redemption date from the funds so deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Depositary Company any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest.

Section 7. Voting Rights. The holders of Series C Preferred Stock will have no voting rights and will not be entitled to elect any directors, except as expressly provided by law and except that:

(a) Supermajority Voting Rights-Amendments. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66 2⁄3% of all of the shares of the Series C Preferred Stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of the Articles of Incorporation or of any certificate amendatory thereof or supplemental thereto (including any certificate of designations or any similar document relating to any series of preferred stock) which will materially and adversely affect the powers, preferences, privileges or rights of the Series C Preferred Stock, taken as a whole; provided, however, that the following will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series C Preferred Stock: (i) any increase in the amount of the authorized or issued Series C Preferred Stock, (ii) any increase in the amount of authorized preferred stock of the Corporation, or (iii) the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series C Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

(b) Supermajority Voting Rights-Priority. Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the Series C Preferred Stock and all other Parity Stock, at the time outstanding, voting as a single class without regard to series, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking prior to the shares of the Series C Preferred Stock and all other Parity Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

(c) Special Voting Right.

(i) Voting Right. If and whenever dividends on the Series C Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series C Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those granted by this Section 7(c) have been conferred and are exercisable, have not been paid in an aggregate amount equal, as to any class or series, to at least six quarterly Dividend Periods (whether consecutive or not), the number of directors constituting the board of directors of the Corporation shall be increased by two, and the holders of the Series C Preferred Stock (together with holders of any other class of the Corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist), shall have the right, voting separately as a single class without regard to series, to the exclusion of the holders of Common Stock, to elect two directors of the Corporation to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the board of directors of the Corporation shall at no time include more than two such directors. Each such director elected by the holders of shares of Series C Preferred Stock and any other class or series of preferred stock that ranks on parity with the Series C Preferred Stock as to payment of dividends is a “Preferred Director.”

(ii) Election. The election of the Preferred Directors will take place at any annual meeting of shareholders or any special meeting of the holders of Series C Preferred Stock and any other class or series of the Corporation’s stock that ranks on parity with Series C Preferred Stock as to payment of dividends and for which dividends have not been paid, called as provided herein. At any time after the special voting power has vested pursuant to Section 7(c)(i) above, a majority of the Continuing Directors may, and within 20 days after the written request of any holder of Series C Preferred Stock (addressed to the Continuing Directors at the Corporation’s principal office) must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), call a special meeting of the holders of Series C Preferred Stock, and any other class or series of preferred stock that ranks on parity with Series C Preferred Stock as to payment of dividends and for which dividends have not been paid, for the election of the two directors to be elected by them as provided in Section 7(c)(iii) below. The Preferred Directors shall each be entitled to one vote per director on any matter.

(iii) Notice for Special Meeting. Notice for a special meeting will be given in a similar manner to that provided in the Corporation’s bylaws for a special meeting of the shareholders. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation’s shareholders unless they have been previously terminated or removed pursuant to Section 7(c)(iv). In case any vacancy in the office of a Preferred Director occurs (other than prior to the initial election of the Preferred Directors), the vacancy may be filled by the written consent of the Preferred Director remaining in office, or if none remains in office, by a vote of the holders of the outstanding shares of Series C Preferred Stock (together with holders of any other class of the Corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of the shareholders.

(iv) Termination; Removal. Whenever full dividends have been paid regularly on the Series C Preferred Stock and any other class or series of preferred stock that ranks on parity with Series C Preferred Stock as to payment of dividends, if any, for at least four consecutive Dividend Periods, then the right of the holders of Series C Preferred Stock to elect such additional two directors will cease (subject to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods) and the term of office of each Preferred Director so elected will immediately terminate and the number of directors constituting the Corporation’s board of directors will be automatically reduced accordingly. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series C Preferred Stock (together with holders of any other class of the Corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described in this Section 7(c).

(d) Changes after Provision for Redemption. No vote or consent of the holders of Series C Preferred Stock shall be required pursuant to Section 7(a), (b) or (c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such section, all outstanding Series C Preferred Stock shall have been redeemed, or notice of redemption has been given and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

Section 8. Conversion. The holders of Series C Preferred Stock shall not have any rights to convert such Series C Preferred Stock into shares of any other class of capital stock of the Corporation.

Section 9. Rank. Notwithstanding anything set forth in the Articles of Incorporation or this Certificate of Designations to the contrary, the board of directors of the Corporation or any duly authorized committee of the board of directors of the Corporation, without the vote of the holders of the Series C Preferred Stock, may authorize and issue additional shares of Junior Stock, Parity Stock or, subject to the voting rights granted in Section 7, any class of securities ranking senior to the Series C Preferred Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 10. Repurchase. Subject to the limitations imposed herein, the Corporation may purchase and sell Series C Preferred Stock from time to time to such extent, in such manner, and upon such terms as the board of directors of the Corporation or any duly authorized committee of the board of directors of the Corporation may determine; provided, however, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 11. Unissued or Reacquired Shares. Shares of Series C Preferred Stock not issued or which have been issued, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 12. No Sinking Fund. Shares of Series C Preferred Stock are not subject to the operation of a sinking fund.

Exhibit 2

FORM

OF

AMENDMENT

TO

RESTATED ARTICLES OF INCORPORATION

OF

CHEMICAL FINANCIAL CORPORATION

1.	Article I of Chemical Financial Corporation’s Restated Articles of Incorporation, as amended, is deleted in its entirety and replaced with the following:

ARTICLE I

The name of the Corporation is “TCF Financial Corporation.”

2.	Article III of Chemical Financial Corporation’s Restated Articles of Incorporation, as amended, is deleted in its entirety and replaced with the following:

ARTICLE III

The total authorized capital stock of the Corporation is 222,000,000 shares of stock divided into two classes, as follows:

A. 220,000,000 shares of common stock, par value $1.00 per share; and

B. 2,000,000 shares of preferred stock, no par value.

The following provisions apply to the authorized capital stock of the corporation:

1. Provisions Applicable to Common Stock.

(a) No Preference. None of the shares of common stock are entitled to any preferences, and each share of common stock is equal to every other share of common stock in every respect.

(b) Dividends. After payment or declaration of full dividends on all shares having a priority over the common stock as to dividends, and after making all required sinking or retirement fund payments, if any, on all classes of preferred stock and on any other stock of the corporation ranking with priority as to dividends or assets over the common stock, dividends on the shares of common stock may be declared and paid, but only when and as determined by the board of directors.

(c) Rights on Liquidation. On any liquidation, dissolution or winding up of the affairs of the corporation, after payment or setting aside of the full preferential amounts to which holders of all shares having priority over the common stock are entitled, the holders of the common stock will be entitled to receive pro rata all the remaining assets of the corporation available for distribution to shareholders. The board of directors may distribute in kind to the holders of common stock the remaining assets of the corporation or may sell, transfer or otherwise dispose of all or any part of the remaining assets to any person and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of common stock. The merger or consolidation of the corporation into or with any other corporation, or the merger or consolidation of any other corporation into it, or any purchase or redemption of shares of stock of the corporation of any class, will not be deemed to be a dissolution, liquidation or winding up of the corporation for the purposes of this paragraph.

(d) Voting. At all meetings of shareholders of the corporation, the holders of the common stock are entitled to one vote for each share of common stock held by them respectively.

2. Provisions Applicable To Preferred Stock.

(a) Provisions to be Fixed by the Board of Directors. The board of directors is expressly authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series, each having the designations and relative voting, distribution, dividend, liquidation, and other rights, preferences, and limitations, consistent with the Michigan Business Corporation Act, as amended, as are stated in the resolution or resolutions providing for the issuance of shares of preferred stock adopted by the board of directors, and as are not stated in these Restated Articles of Incorporation, or any amendments thereto, including (without limiting the generality of the foregoing) the following:

(1) The distinctive designation and number of shares comprising the series, which number may (except where otherwise provided by the board of directors in creating the series) be increased or decreased (but not below the number of shares then issued and outstanding) from time to time by action of the board of directors.

(2) The stated value of the shares of the series.

(3) The dividend rate or rates on the shares of the series and the relation which dividends will bear to the dividends payable on any other class of capital stock or on any other series of preferred stock, the terms and conditions upon which and the periods in respect of which dividends will be payable, whether and upon what conditions dividends will be cumulative and, if cumulative, the date or dates from which dividends will accumulate.

(4) Whether the shares of the series are redeemable and, if redeemable, whether redeemable for cash, property or rights, including securities of any other corporation, and whether redeemable at the option of the holder or the corporation or upon the happening of a specified event, the limitations and restrictions with respect to the redemption, the time or times when, the price or prices or rate or rates at which, the adjustments with which and the manner in which such shares are redeemable, including the manner of selecting shares of the series for redemption if less than all shares are to be redeemed.

(5) The rights to which the holders of shares of the series are entitled, and the preferences, if any, over any other series (or of any other series over the series), upon the voluntary or involuntary liquidation, dissolution, distribution or winding up of the corporation, which rights may vary depending on whether the liquidation, dissolution, distribution or winding up is voluntary or involuntary, and, if voluntary, may vary at different dates.

(6) Whether the shares of the series are subject to the operation of a purchase, retirement or sinking fund and, if so, whether and upon what conditions the fund will be cumulative or noncumulative, the extent to which and the manner in which the fund will be applied to the purchase or redemption of the shares of the series for retirement or to other corporation purposes and the terms and provisions relative to the operation thereof.

(7) Whether the shares of the series are convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock of the corporation or any other corporation, and, if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of such conversion or exchange.

(8) The voting powers, if any, of the shares of the series, and whether and under what conditions the shares of the series (alone or together with the shares of one or more of other series having similar provisions) are entitled to vote separately as a single class, for the election of one or more additional directors of the corporation or upon other matters.

(9) Whether the issuance of any additional shares of the series, or of any shares of any other series, is subject to restrictions as to issuance, or as to the powers, preferences or rights of any other series.

(10) Any other preferences, privileges and powers and relative participating, optional or other special rights, and qualifications, limitations or restrictions of the series, as the board of directors determines and as are not inconsistent with the provisions of these Restated Articles of Incorporation.

(b) Provisions Applicable to All Preferred Stock.

(1) Subject to the designations, relative rights, preferences, and limitations applicable to separate series, each share shall be equal to every other share of the same class.

(2) Shares of preferred stock redeemed, converted, exchanged, purchased, retired or surrendered to the corporation, or which have been issued and reacquired in any manner, may, upon compliance with any applicable provisions of the Michigan Business Corporation Act, as amended, be given the status of authorized and unissued shares of preferred stock and may be reissued by the board of directors as part of the series of which they were originally a part or may be reclassified into and reissued as part of a new series or as a part of any other series, all subject to the protective conditions or restrictions of any outstanding series of preferred stock.

(3) Any of the voting, distribution, liquidation, or other rights, preferences, or limitations of a series may be made dependent upon facts or circumstances ascertainable outside of the Restated Articles of Incorporation or the resolution or resolutions providing for the issuance of shares of preferred stock adopted by the board of directors, if the manner in which the facts or events operate on the rights, preferences, or limitations is set forth in the Restated Articles of Incorporation or board resolution or resolutions.

(c) Series C Non-Cumulative Perpetual Preferred Stock. Pursuant to the authority conferred by this Article III, the board of directors has designated Series C Non-Cumulative Preferred Stock, consisting of such number of shares, with such voting rights and with such designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations or restrictions thereof as are stated and expressed in Exhibit 1 hereto, which is incorporated herein by reference.

Exhibit 3

FORM

OF

BYLAWS

OF

TCF FINANCIAL CORPORATION

(as amended through [●], 2019)

ARTICLE I

OFFICES

1.01 PRINCIPAL OFFICE. The principal office of the corporation shall be at such place within the State of Michigan as the Board of Directors shall determine from time to time.

1.02 OTHER OFFICES. The corporation may also have offices at such other places as the Board of Directors from time to time determines or the business of the corporation requires.

ARTICLE II

SEAL

2.01 SEAL. The corporation shall have a seal in such form as the Board of Directors may from time to time determine. The seal may be used by causing it or a facsimile to be impressed, affixed, reproduced or otherwise.

ARTICLE III

CAPITAL STOCK

3.01 ISSUANCE OF SHARES. The shares of capital stock of the corporation shall be issued in such amounts, at such times, for such consideration and on such terms and conditions as the Board shall deem advisable, subject to the provisions of the Articles of Incorporation of the corporation and the further provisions of these Bylaws, and subject also to any requirements or restrictions imposed by the laws of the State of Michigan.

3.02 CERTIFICATES FOR SHARES. The shares of the corporation may be represented by certificates signed by the Chair of the Board, President or a Vice President and by the Treasurer, Assistant Treasurer, Secretary or Assistant Secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile thereof. The signatures of the officers may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the corporation itself or its employee. In case an officer who has signed or whose facsimile signature has been placed upon a certificate ceases to be such officer before the certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of issuance. A certificate representing shares shall state upon its face that the corporation is formed under the laws of the State of Michigan; the name of the person to whom it is issued; the number and class of shares, and the designation of the series, if any, which the certificate represents; the par value of each share represented by the certificate, or a statement that the shares are without par value; and such other provisions as may be required by the laws of the State of Michigan. The Board of Directors may authorize the issuance of some or all of the shares of any class or series of stock of the corporation without certificates.

3.03 TRANSFER OF SHARES. The shares of the capital stock of the corporation are transferable only on the books of the corporation and, if such shares are certificated, upon surrender of the certificate therefor, properly endorsed for transfer, and the presentation of such evidences of ownership and validity of the assignment as the corporation may require.

3.04 REGISTERED SHAREHOLDERS. The corporation shall be entitled to treat the person in whose name any share of stock is registered as the owner thereof for purposes of dividends and other distributions in the course of business, or in the course of recapitalization, consolidation, merger, reorganization, sale of assets, liquidation or otherwise and for the purpose of votes, approvals and consents by shareholders, and for the purpose of notices to shareholders, and for all other purposes whatever, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the corporation shall have notice thereof, save as expressly required by the laws of the State of Michigan.

3.05 LOST OR DESTROYED CERTIFICATES. Upon the presentation to the corporation of a proper affidavit attesting the loss, destruction or mutilation of any certificate or certificates for shares of stock of the corporation, the Board of Directors shall direct the issuance of a new certificate or certificates to replace the certificates so alleged to be lost, destroyed or mutilated. The Board of Directors may require as a condition precedent to the issuance of new certificates any or all of the following: (a) presentation of additional evidence or proof of the loss, destruction or mutilation claimed; (b) advertisement of loss in such manner as the Board of Directors may direct or approve; (c) a bond or agreement of indemnity, in such form and amount and with such sureties, or without sureties, as the Board of Directors may direct or approve; (d) the order or approval of a court or judge.

ARTICLE IV

SHAREHOLDERS AND MEETINGS OF SHAREHOLDERS

4.01 PLACE OF MEETINGS. All meetings of shareholders shall be held at the principal office of the corporation or at such other place as shall be determined by the Board of Directors and stated in the notice of meeting.

4.02 ANNUAL MEETING. The annual meeting of the shareholders of the corporation shall be held on the third Monday of the fourth calendar month after the end of the corporation’s fiscal year at 2 o’clock in the afternoon, or on such other date and time as shall be determined by the Board of Directors prior to the end of the second calendar quarter. Directors shall be elected at each annual meeting and such other business transacted as may come before the meeting.

4.03 SPECIAL MEETINGS. Special meetings of shareholders may be called by the Board of Directors, the Chair of the Board (if such office is filled) or the President and shall be called by the President or Secretary at the written request of shareholders holding a majority of the shares of stock of the corporation outstanding and entitled to vote. The request shall state the purpose or purposes for which the meeting is to be called.

4.04 NOTICE OF MEETING OF SHAREHOLDERS. Notwithstanding anything to the contrary in these Bylaws (including Article VI, Section 6.01), written notice of each meeting of shareholders, stating the time, place, if any, and purposes thereof, shall be given to each shareholder entitled to vote at the meeting not less than ten nor more than sixty days before the date fixed for the meeting, either personally, by mail, or, if authorized by the Board of Directors, by a form of electronic transmission to which the shareholder has consented. For the purposes of these Bylaws, “electronic transmission” means any form of communication that does not directly involve the physical transmission of paper, that creates a record that may be retained and retrieved by the recipient, and that may be reproduced in paper form by the recipient through an automated process. Notice of a meeting need not be given to any shareholder who signs a waiver of notice before or after the meeting. Attendance of a shareholder at a meeting shall constitute both: (a) a waiver of notice or defective notice except when the shareholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to holding the meeting or transacting any business because the meeting has not been lawfully called or convened, and (b) a waiver of objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, except when the shareholder objects to considering the matter when it is presented.

4.05 RECORD DATES. The Board of Directors, the Chair of the Board (if such office is filled) or the President may fix in advance a date as the record date for the purpose of determining shareholders entitled to notice of and to vote at a meeting of shareholders or an adjournment thereof, or to express consent or to dissent from a proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of a dividend or allotment of a right, or for the purpose of any other action. The date fixed shall not be more than 60 nor less than 10 days before the date of the meeting, nor more than 60 days before any other action. In such case only such shareholder as shall be shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting or adjournment therefor, or to express consent or to dissent from such proposal, or to receive payment of such dividend or to receive such allotment of rights, or to participate in any other action, as the case may be, notwithstanding any transfer of any stock on the books of the corporation, or otherwise, after any such record date. Nothing in this Bylaw shall affect the rights of a shareholder and his or her transferee or transferor as between themselves.

4.06 LIST OF SHAREHOLDERS. The Secretary of the corporation or the agent of the corporation having charge of the stock transfer records for shares of the corporation shall make and certify a complete list of the shareholders entitled to vote at a shareholders’ meeting or any adjournment thereof. The list shall be arranged alphabetically within each class and series, with the address of, and the number of shares held by, each shareholder; be produced at the time and place of the meeting; be subject to inspection by any shareholder during the whole time of the meeting; and be prima facie evidence as to who are the shareholders entitled to examine the list or vote at the meeting.

4.07 QUORUM. Unless a greater or lesser quorum is required in the Articles of Incorporation or by the laws of the State of Michigan, the shareholders present at a meeting in person or by proxy who, as of the record date for such meeting, were holders of a majority of the outstanding shares of the corporation entitled to vote at the meeting shall constitute a quorum at the meeting. Whether or not a quorum is present, a meeting of shareholders may be adjourned by a vote of the shares present in person or by proxy. When the holders of a class or series of shares are entitled to vote separately on an item of business, this Bylaw applies in determining the presence of a quorum of such class or series for transaction of such item of business.

4.08 PROXIES. A shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize one or more other persons to act for him or her by proxy. The following methods constitute a valid means by which a shareholder may grant authority to another person to act as proxy: (a) the execution of a writing authorizing another person or persons to act for the shareholder as proxy. Execution may be accomplished by the shareholder or by an authorized officer, director, employee, or agent signing the writing or causing his or her signature to be affixed to the writing by any reasonable means including, but not limited to, facsimile signature; and (b) transmitting or authorizing the transmission by electronic transmission to the person who will hold the proxy or to a proxy solicitation firm, proxy support service organization, or similar agent fully authorized by the person who will hold the proxy to receive that transmission. Any electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the shareholder. If an electronic transmission is determined to be valid, the inspectors, or, if there are no inspectors, the persons making the determination shall specify the information upon which they relied.

4.09 INSPECTORS OF ELECTION. The Board of Directors, in advance of a shareholders’ meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at the shareholders’ meeting may, and on request of a shareholder entitled to vote thereat shall, appoint one or more inspectors. In case a person appointed fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the person presiding thereat. If appointed, the inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting or a shareholder entitled to vote thereat, the inspectors shall make and execute a written report to the person presiding at the meeting of any of the facts found by them and matters determined by them. The report shall be prima facie evidence of the facts stated and of the vote as certified by the inspectors.

4.10 VOTING. Each outstanding share is entitled to one vote on each matter submitted to a vote, unless otherwise provided in the Articles of Incorporation. Votes shall be cast in writing, signed by the shareholder or his or her proxy. When an action, other than the election of directors, is to be taken by a vote of the shareholders, it shall be authorized by a majority of the votes cast by the holders of shares entitled to vote thereon, unless a greater plurality is required by the Articles of Incorporation or by the laws of the State of Michigan. Except as otherwise provided by the Articles of Incorporation, directors shall be elected by a plurality of the votes cast at any election.

4.11 SHAREHOLDER PROPOSALS. Except as otherwise provided by statute, the corporation’s Articles of Incorporation or these Bylaws:

(a) No matter may be presented for shareholder action at an annual or special meeting of shareholders unless such matter is: (i) specified in the notice of the meeting (or any supplement to the notice) given by or at the direction of the Board of Directors; (ii) otherwise presented at the meeting by or at the direction of the Board of Directors; (iii) properly presented for action at the meeting by a shareholder in accordance with the notice provisions set forth in this Section 4.11 and any other applicable requirements; or (iv) a procedural matter presented, or accepted for presentation, by the Chair in his or her sole discretion

(b) For a matter to be properly presented by a shareholder, the shareholder must have given timely notice of the matter in writing to the Secretary of the corporation. To be timely, the notice must be delivered to or mailed to and received at the principal executive offices of the corporation not less than 120 calendar days prior to the date corresponding to the date of the corporation’s proxy statement or notice of meeting released to shareholders in connection with the last preceding annual meeting of shareholders in the case of an annual meeting (unless the corporation did not hold an annual meeting within the last year, or if the date of the upcoming annual meeting changed by more than thirty days from the date of the last preceding meeting, then the notice must be delivered or mailed and received not more than ten days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting), and not more than ten days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting in the case of a special meeting. The notice by the shareholder must set forth: (i) a brief description of the matter the shareholder desires to present for shareholder action; (ii) the name and record address of the shareholder proposing the matter for shareholder action; (iii) the class and number of shares of capital stock of the corporation that are beneficially owned by the shareholder; and (iv) any material interest of the shareholder in the matter proposed for shareholder action. For purposes of this Section 4.11(b), “public disclosure” means disclosure in a press release reported by the Dow Jones News Service, Associated Press or other comparable national financial news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15 of the Securities Exchange Act of 1934, as amended.

(c) Except to the extent that a shareholder proposal submitted pursuant to this Section 4.11 is not made available at the time of mailing, the notice of the purposes of the meeting shall include the name and address of and the number of shares of the voting security held by the proponent of each shareholder proposal

(d) Notwithstanding the above, if the shareholder desires to require the corporation to include the shareholder’s proposal in the corporation’s proxy materials, matters and proposals submitted for inclusion in the corporation’s proxy materials shall be governed by the solicitation rules and regulations of the Securities Exchange Act of 1934, as amended, including without limitation Rule 14a-8.

4.12 CONDUCT, ADJOURNMENT, AND POSTPONEMENT OF MEETINGS.

(a) Shareholders’ meetings shall be presided over by the Chair of the Board or, in his absence, by the Chief Executive Officer of the corporation or, in the absence of both of them, another director or officer designated by the Board of Directors. Such person is referred to in this Section 4.12 as the presiding officer or as the chairman of the meeting.

(b) The presiding officer shall determine all questions of order or procedure (and the presiding officer’s rulings shall be final) and may, in his or her discretion, adjourn or postpone a meeting of shareholders regardless of whether a quorum is present.

(c) Any previously scheduled shareholders’ meeting may be postponed by resolution of the Board of Directors, or by any officer or director designated by the Board of Directors, upon public notice given prior to the time previously scheduled for such shareholders’ meetings.

(d) For the avoidance of doubt, any reference to a shareholders’ meeting in these Bylaws shall include any adjournment or postponement thereof.

ARTICLE V

DIRECTORS

5.01 NUMBER. The business and affairs of the corporation shall be managed by a Board of not less than five (5) nor more than twenty-five (25) directors as shall be fixed from time to time by the Board of Directors. The directors need not be residents of Michigan or shareholders of the corporation.

5.02 ELECTION, RESIGNATION AND REMOVAL. Directors shall be elected at each annual meeting of the shareholders, each to hold office until the next annual meeting of shareholders and until his or her successor is elected and qualified, or until his or her resignation or removal. A director may resign by written notice to the corporation. The resignation is effective upon its receipt by the corporation or a subsequent time as set forth in the notice of resignation. A director or the entire Board of Directors may be removed, with or without cause, by vote of the holders of a majority of the shares entitled to vote at an election of directors.

5.03 NOMINATIONS OF DIRECTOR CANDIDATES.

(a) Nominations of candidates for election to the Board of Directors of the corporation at any annual meeting of shareholders or at any special meeting of shareholders called for election of directors (an “Election Meeting”) may be made by the Board of Directors or by a shareholder of record of shares of a class entitled to vote at such Election Meeting.

(b) Nominations made by the Board of Directors shall be made at a meeting of the Board of Directors, or by written consent of directors in lieu of a meeting, not less than ten days prior to the date of an Election Meeting; provided, that approval by the Board of Directors of the corporation’s proxy statement with respect to an Election Meeting in which nominees for director are named shall constitute the nominations of the Board of Directors.

(c) A shareholder of record of shares of a class entitled to vote at an Election Meeting may make a nomination at an Election Meeting if, and only if, such shareholder shall have first delivered, not less than 120 days prior to the date of the Election Meeting in the case of an annual meeting, and not more than seven days following the date of notice of the Election Meeting in the case of a special meeting, a notice to the Secretary of the corporation setting forth with respect to each proposed nominee: (i) the name, age, business address and residence address of such nominee; (ii) the principal occupation or employment of such nominee; (iii) the number of shares of capital stock of the corporation which are beneficially owned by such nominee; (iv) a statements that such nominee is willing to be nominated and to serve if elected; and (v) such other information concerning such nominee as would be required under the rules of the Securities and Exchange Commission to be provided in a proxy statement soliciting proxies for the election of such nominee.

(d) If the chair of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void and all votes cast in favor of election of a person so nominated shall be disregarded.

5.04 VACANCIES. Vacancies in the Board of Directors occurring by reason of death, resignation, removal, increase in the number of directors or otherwise shall be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless filled by proper action of the shareholders of the corporation. Each person so elected shall be a director for a term of office continuing only until the next election of directors by the shareholders.

5.05 ANNUAL MEETING. The Board of Directors shall meet each year following the annual meeting of the shareholders, for the purpose of election of officers and consideration of such business that may properly be brought before the meeting.

5.06 REGULAR AND SPECIAL MEETINGS. Regular meetings of the Board of Directors may be held at such times and places as the majority of the directors may from time to time determine at a prior meeting or as shall be directed or approved by the vote or written consent of all the directors. Special meetings of the Board may be called by the Chair of the Board (if such office is filled) or the President and shall be called by the President or Secretary upon the written request of any two directors.

5.07 NOTICES. No notice shall be required for annual or regular meetings of the Board or for adjourned meetings, whether regular or special. Three days’ written notice shall be given for special meetings of the Board, and such notice shall state the time, place and purpose or purposes of the meeting.

5.08 QUORUM. A majority of the Board of Directors then in office, or of the members of a committee thereof, constitutes a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which there is a quorum shall be the acts of the Board or of the committee, except as a larger vote may be required by the laws of the State of Michigan. A member of the Board or of a committee designated by the Board may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting in this manner constitutes presence in person at the meeting.

5.09 EXECUTIVE AND OTHER COMMITTEES. The Board of Directors may, by resolution passed by a majority of the whole Board, appoint three or more members of the Board as an executive committee to exercise all powers and authorities of the Board in management of the business and affairs of the corporation, provided, however, that such committee shall not have power or authority to:

(a) amend the Articles of Incorporation;

(b) adopt an agreement of merger or consolidation;

(c) recommend to shareholders the sale, lease or exchange of all or substantially all of the corporation’s property and assets;

(d) recommend to shareholders a dissolution of the corporation or revocation of a dissolution;

(e) amend these Bylaws;

(f) fill vacancies in the Board;

(g) fix the compensation of the directors for serving on the Board or on a committee; or

(h) unless expressly authorized by the Board, declare a dividend or authorize the issuance of stock.

The Board of Directors from time to time may, by like resolution, appoint such other committees of one or more directors to have such authority as shall be specified by the Board in the resolution making such appointments. The Board of Directors may designate one or more directors as alternate members of any committee who may replace an absent or disqualified member at any meeting thereof.

5.10 DISSENTS. A director who is present at a meeting of the Board of Directors, or a committee thereof of which he or she is a member, at which action on a corporate matter is taken is presumed to have concurred in that action unless his or her dissent is entered in the minutes of the meeting or unless he or she files his or her written dissent to the action with the person acting as secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation promptly after the adjournment of the meeting. Such right to dissent does not apply to a director who voted in favor of such action. A director who is absent from a meeting of the Board, or a committee thereof of which he or she is a member, at which any such action is taken is presumed to have concurred in the action unless he or she files his or her written dissent with the Secretary of the corporation within a reasonable time after he or she has knowledge of the action.

5.11 COMPENSATION. The Board of Directors, by affirmative vote of a majority of directors in office and irrespective of any personal interest of any of them, may establish reasonable compensation of directors for services to the corporation as directors or officers.

ARTICLE VI

NOTICES, WAIVERS OF NOTICE AND MANNER OF ACTING

6.01 NOTICES. All notices of meetings required to be given to shareholders, directors or any committee of directors may be given by mail or by electronic transmission to any shareholder, director or committee member at his or her last address as it appears on the books of the corporation. Such notice shall be deemed to be given at the time when the same shall be mailed or otherwise dispatched.

6.02 WAIVER OF NOTICE. Notice of the time, place and purpose of any meeting of shareholders, directors or committee of directors may be waived in writing or by electronic transmission, either before or after the meeting, or in such other manner as may be permitted by the laws of the State of Michigan. Attendance of a person at any meeting of shareholders, in person or by proxy, or at any meeting of directors or of a committee of directors, constitutes a waiver of notice of the meeting except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

6.03 ACTION WITHOUT A MEETING. Any action required or permitted at any meeting of shareholders or directors or committee of directors may be taken without a meeting, without prior notice and without a vote, if all of the shareholders or directors or committee members entitled to vote thereon consent thereto in writing.

ARTICLE VII

OFFICERS

7.01 NUMBER. The Board of Directors shall elect or appoint a Chair of the Board, a Chief Executive Officer, a President, a Secretary, a Treasurer, and may elect a Vice Chair of the Board and one or more other officers as the Board of Directors may from time to time determine. The Chief Executive Officer shall also have authority to appoint or remove any officer with a title below Executive Vice President as from time to time the Chief Executive Officer determines. The Chair of the Board, the President and the Chief Executive Officer, if such person is not also the President, shall be members of the Board of Directors. Any two or more offices, except those of President and Vice President and those of Chief Executive Officer and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify an instrument in more than one capacity.

7.02 TERM OF OFFICE, RESIGNATION AND REMOVAL. The Chair of the Board and each officer shall hold office for the term for which he or she is elected or appointed and until his or her successor is elected or appointed and qualified, or until his or her resignation or removal. The Chair of the Board and any officer may resign by written notice to the corporation. The resignation is effective upon its receipt by the corporation or at a subsequent time specified in the notice of resignation. An officer may be removed with or without cause. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer does not of itself create contract rights.

7.03 VACANCIES. The Board of Directors may fill any vacancies in the Chair of the Board position or any office occurring for whatever reason.

7.04 AUTHORITY. The Chair of the Board and all officers, employees and agents of the corporation shall have such authority and perform such duties in the conduct and management of the business and affairs of the corporation as may be designated by the Board of Directors and these Bylaws.

ARTICLE VIII

DUTIES OF OFFICERS

8.01 CHAIR OF THE BOARD. The Chair of the Board shall preside at all meetings of the shareholders and of the Board of Directors at which he or she is present. He or she shall have such other duties and powers as may be imposed upon or given to him or her by the Board of Directors.

8.02 CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall see that all orders and resolutions of the Board are carried into effect, and he or she shall have the general and active powers of supervision and management usually vested in the chief executive officer of a corporation, including the authority to vote all securities of other corporations and business organizations which are held by the corporation. In the absence or disability of the Chair of the Board, he or she also shall perform the duties and execute the powers of the Chair of the Board as set forth in these Bylaws.

8.03 PRESIDENT. The President shall have such duties as may be assigned to him or her from time to time by the Chief Executive Officer or the Board of Directors. The President may also be the Chief Executive Officer. In the absence or disability of the Chief Executive Officer, the President shall perform the duties and execute the powers of the Chief Executive Officer as set forth in these Bylaws.

8.04 VICE PRESIDENTS. The Vice Presidents, in order of their seniority based upon executive title, shall, in the absence or disability of the President, perform his or her duties and exercise his or her powers and shall perform such other duties as the Board of Directors, the Chief Executive Officer or the President may from time to time prescribe.

8.05 SECRETARY. The Secretary shall attend all meetings of the Board of Directors and of shareholders and shall record all votes and minutes of all proceedings in a book to be kept for that purpose. He or she shall give or cause to be given notice of all meetings of the shareholders and of the Board of Directors. He or she shall keep in safe custody the seal of the corporation, if any, and, when authorized by the Board, affix the same to any instrument requiring it, and when so affixed it shall be attested by his or her signature, or by the signature of the Treasurer or an Assistant Secretary. The Secretary may delegate any of his or her duties, powers and authorities to one or more Assistant Secretaries, unless such delegation is disapproved by the Board.

8.06 TREASURER. The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books of the corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He or she shall render to the Chief Executive Officer, the President and directors, whenever they may require it, an account of his or her transactions as Treasurer and of the financial condition of the corporation. The Treasurer may delegate any of his or her duties, powers and authorities to one or more Assistant Treasurers unless such delegation be disapproved by the Board of Directors. The Board of Directors may designate the individual who serves as Treasurer to also serve as Chief Financial Officer of the corporation.

8.07 ASSISTANT SECRETARIES AND TREASURERS. The Assistant Secretaries, in the order of their seniority based upon executive title, shall perform the duties and exercise the powers and authorities of the Secretary in case of his or her absence or disability. The Assistant Treasurers, in the order of their seniority based upon executive title, shall perform the duties and exercise the powers and authorities of the Treasurer in case of his or her absence or disability. The Assistant Secretaries and Assistant Treasurers shall also perform such duties as may be delegated to them by the Secretary and Treasurer, respectively, and also such duties as the Chief Executive Officer, the President, or the Board of Directors may prescribe.

8.08 OTHER OFFICERS. The Board of Directors may, from time to time, appoint such other officers of the corporation as the Board of Directors may consider appropriate. Such officers shall perform such duties and exercise such authority as the Board of Directors may prescribe.

8.09 EXECUTIVE OFFICERS. The Chief Executive Officer, President, Secretary and Treasurer, together with such other officers specifically designated by the Board of Directors, shall be known as the executive officers and shall have all of the usual powers and shall perform all of the usual duties incident to their respective offices.

ARTICLE IX

CERTAIN GOVERNANCE MATTERS

9.01 INTERPRETATION; DEFINITIONS.

(a) The provisions of this Article IX shall apply notwithstanding anything to the contrary set forth in these Bylaws. In the event of any inconsistency between any provision of this Article IX and any other provision of these Bylaws, such provision of this Article IX shall control.

(b) The following definitions shall apply to this Article IX and otherwise as applicable in these Bylaws:

(i) “Designated Exchange” means the primary stock exchange on which the corporation’s common stock is listed.

(ii) “Effective Time” shall have the meaning set forth in the Agreement and Plan of Merger, dated as of January 27, 2019, by and between TCF and Chemical, as it may have been amended, restated, supplemented or otherwise modified from time to time.

(iii) “Entire Board of Directors” means the total number of directors which the corporation would have if there were no vacancies.

(iv) “Legacy TCF” means TCF Financial Corporation, a Delaware corporation, which has merged with and into the corporation effective as of the Effective Time.

(v) “Legacy TCF Directors” shall mean the directors as of the Effective Time who were directors of Legacy TCF as of immediately prior to the Effective Time and who were designated to be directors by the Board of Directors of Legacy TCF prior to the Effective Time and any additional directors nominated by the Legacy TCF Directors Nominating Committee pursuant to Section 9.03(e) of this Article IX.

(vi) “Legacy TCF Directors Nominating Committee” shall mean a committee of the Board of Directors comprised of all of the Legacy TCF Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

(vii) “Legacy Chemical” means Chemical, a Michigan corporation, as in existence immediately prior to the Effective Time.

(viii) “Legacy Chemical Directors” shall mean the directors as of the Effective Time who were directors of Legacy Chemical as of immediately prior to the Effective Time and who were designated to be directors by the Board of Directors of Legacy Chemical prior to the Effective Time and any additional directors nominated by the Legacy Chemical Directors Nominating Committee pursuant to Section 9.03(d) of this Article IX.

(ix) “Legacy Chemical Directors Nominating Committee” shall mean a committee of the Board of Directors comprised of all of the Legacy Chemical Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

(x) “Specified Period” shall mean the period beginning at the Effective Time and ending on the thirty-six (36) month anniversary of the Effective Time.

9.02 CHAIR; VICE CHAIR; CEO AND PRESIDENT; LEAD DIRECTOR.

(a) Effective as of the Effective Time, Mr. Gary Torgow shall continue to serve as Chair of the corporation and the Board of Directors, Mr. David T. Provost shall become and serve as Vice Chair of the corporation and the Board of Directors, Mr. Craig R. Dahl shall become and serve as Chief Executive Officer and President of the corporation, and Mr. Vance K. Opperman shall become and serve as Lead Director of the Board of Directors. The Lead Director shall qualify as an independent director under the rules of the Designated Exchange, shall chair any meeting of the independent directors in executive session, and shall, among other things, have the power and authority to (i) preside at meetings of the Board of Directors at which the Chair is not present, including presiding at executive sessions, (ii) work with the Chair and management to determine the information and materials provided to members of the Board of Directors, (iii) consult with the Chair on such other matters as are pertinent to the Board of Directors and the corporation, (iv) call meetings of the independent directors, (v) communicate and consult directly with regulators upon request, (vi) serve as a liaison between the Chair and the other independent directors and (vii) perform such other duties, powers and authorities as the Board of Directors, upon the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors, may give to the Lead Director from time to time.

(b) During the Specified Period, (i) any removal of any of the individuals serving in the capacities set forth in subsection (a) above, (ii) any amendment or modification to any employment or similar agreement with any of them to the extent such amendment or modification would adversely affect such individual, (iii) any termination of their employment by the corporation, (iv) any grant or delegation of duties, powers and authorities to the Lead Director pursuant to clause (vii) of subsection (a) above, or (v) any modification to any of their respective duties, authority or reporting relationships as set forth in Article VIII of these Bylaws shall, in each case, require the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.

(c) During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by any of the individuals serving in the capacities set forth in subsection (a) above (other than the Lead Director) (or any of such individuals’ successors selected and appointed pursuant to this subsection (c)), an individual approved by the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors shall be appointed to serve in such capacity.

(d) During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by the Lead Director (or any of his or her successors selected and appointed pursuant to this subsection (d)), an individual selected by the Legacy TCF Directors Nominating Committee shall be appointed to serve as Lead Director.

(e) The corporation shall cause TCF National Bank, effective as of the Effective Time, to appoint Mr. David T. Provost as Chairman of the board of directors of TCF National Bank and Mr. Craig R. Dahl as Chief Executive Officer of TCF National Bank. During the Specified Period, the corporation shall cause TCF National Bank not to (i) remove any of the individuals serving in the capacities set forth in the immediately preceding sentence, (ii) amend or modify any employment or similar agreement with any of them to the extent such amendment or modification would adversely affect such individual, or (iii) terminate their employment, in each case, except with the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors. During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by any of the individuals serving in the capacities set forth in the first sentence of this subsection (e) (or any of such individuals’ successors selected and appointed pursuant to this subsection (e)), the corporation shall cause TCF National Bank not to appoint any individual to serve in such capacity, except with the affirmative vote of at least seventy-five (75%) of the Entire Board of Directors. During the Specified Period, the corporation may not exercise its authority, in its capacity as sole shareholder of TCF National Bank, to (and the corporation shall cause TCF National Bank not) to modify, amend or repeal any of the provisions of the bylaws of TCF National Bank relating to the duties, authority or reporting relationships of the Chairman of the board of directors of TCF National Bank or the Chief Executive Officer of TCF National Bank, in each case, without the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.

9.03 COMPOSITION OF THE BOARD OF DIRECTORS. During the Specified Period:

(a) the Entire Board of Directors shall be comprised of sixteen (16) Directors, of which eight (8) shall be Legacy Chemical Directors (two of whom shall be Mr. Gary Torgow and Mr. David T. Provost, and six other Legacy Chemical Directors who qualify as independent directors under the rules of the Designated Exchange) and eight (8) shall be Legacy TCF Directors (two of whom shall be Mr. Craig R. Dahl and Mr. Vance K. Opperman, and six other Legacy TCF Directors who qualify as independent directors under the rules of the Designated Exchange);

(b) all vacancies resulting from the cessation of service by any Legacy Chemical Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy Chemical Directors Nominating Committee;

(c) all vacancies resulting from the cessation of service by any Legacy TCF Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy TCF Directors Nominating Committee;

(d) the Legacy Chemical Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which Directors are to be elected, to fill each seat previously held by a Legacy Chemical Director; and

(e) the Legacy TCF Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy TCF Director.

9.04 COMPOSITION OF COMMITTEES.

(a) During the Specified Period, each committee of the Board of Directors shall (a) have at least four (4) members and, (b) be composed of fifty percent (50%) Legacy Chemical Directors and fifty percent (50%) Legacy TCF Directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the Designated Exchange).

(b) The Board of Directors shall constitute a Legacy TCF Directors Nominating Committee, which shall be comprised of all of the Legacy TCF Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy TCF Directors Nominating Committee shall be automatically disbanded.

(c) The Board of Directors shall constitute a Legacy Chemical Directors Nominating Committee, which shall be comprised of all of the Legacy Chemical Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy Chemical Directors Nominating Committee shall be automatically disbanded.

9.05 CORPORATE NAME; HEADQUARTERS. During the Specified Period, (a) the name of the corporation shall be TCF Financial Corporation, (b) the shares of common stock of the corporation shall be traded on the Designated Exchange under the ticker symbol “TCBF,” and (c) the headquarters and principal office of the corporation shall be located in Detroit, Michigan. During the Specified Period, the corporation shall cause TCF National Bank to have its main office in [●].

9.06 AMENDMENTS. During the Specified Period, the provisions of this Article IX, and any other provision of these Bylaws that sets forth the authority and responsibility of the Chair, Vice Chair, the Lead Director, the Chief Executive Officer or President, may be modified, amended or repealed, and any Bylaw provision or other resolution inconsistent with this Article IX may be adopted, by the Board only by (and any such modification, amendment, repeal or inconsistent Bylaw provisions and other resolutions may be proposed or recommended by the Board for adoption by the shareholders of the corporation only by) an affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.

ARTICLE X

SPECIAL CORPORATE ACTS

10.01 ORDERS FOR PAYMENT OF MONEY. All checks, drafts, notes, bonds, bills of exchange and orders for payment of money of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

10.02 CONTRACTS AND CONVEYANCES. The Board of Directors of the corporation may in any instance designate the officer and/or agent who shall have authority to execute any contract, conveyance, mortgage or other instrument on behalf of the corporation, or may ratify or confirm any execution. When the execution of any instrument has been authorized without specification of the executing officers or agents, any executive officer of the corporation may execute the same in the name and on behalf of this corporation and may affix the corporate seal thereto.

ARTICLE XI

BOOKS AND RECORDS

11.01 MAINTENANCE OF BOOKS AND RECORDS. The proper officers and agents of the corporation shall keep and maintain such books, records and accounts of the corporation’s business and affairs, minutes of the proceedings of its shareholders, Board and committees, if any, and such stock ledgers and lists of shareholders, as the Board of Directors shall deem advisable, and as shall be required by the laws of the State of Michigan and other states or jurisdictions empowered to impose such requirements. Books, records and minutes may be kept within or without the State of Michigan in a place which the Board shall determine.

11.02 RELIANCE ON BOOKS AND RECORDS. In discharging his or her duties, a director or an officer of the corporation, when acting in good faith, may rely upon the opinion of counsel for the corporation, upon the report of an independent appraiser selected with reasonable care by the Board, or upon financial statements of the corporation represented to him or her to be correct by the President or the officer of the corporation having charge of its books of account, or stated in a written report by an independent public or certified public accountant or firm of such accountants fairly to reflect the financial condition of the corporation.

ARTICLE XII

INDEMNIFICATION

12.01 INDEMNIFICATION. The corporation shall provide indemnification to persons who serve or have served as directors, officers, employees or agents of the corporation, and to persons who serve or have served at the request of the corporation as directors, officers, employees, partners or agents of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, to the fullest extent permitted by the Michigan Business Corporation Act, as the same now exists or may hereafter be amended.

ARTICLE XIII

EXCLUSIVE FORUM

13.01 EXCLUSIVE FORUM. Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s current or former shareholders (including beneficial owners of the corporation’s capital stock), (c) any action asserting a claim arising pursuant to any provision of the Michigan Business Corporation Act or the corporation’s articles of incorporation or bylaws (as either may be amended from time to time), or (d) any action asserting a claim governed by the internal affairs doctrine, in each case, shall be the federal district court for the Eastern District of Michigan, Southern Division (or, if the federal district court does not have jurisdiction, the Circuit Courts of the State of Michigan located in Oakland County). If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than a court located within the State of Michigan (a “Foreign Action”) directly or derivatively by any debtholder or shareholder or other equityholder, such debtholder or shareholder or other equityholder shall, to the fullest extent permitted by applicable law, be deemed to have consented to (i) the personal jurisdiction of the federal and state courts located within the State of Michigan in connection with any action brought in any such court to enforce the immediately preceding sentence and (ii) having service of process made upon such debtholder or shareholder or other equityholder in any such action by service upon such debtholder’s or shareholder’s or other equityholder’s counsel in the Foreign Action as agent for such debtholder or shareholder or equityholder. Any person or entity purchasing or otherwise acquiring or holding any debt or capital stock or other equity interests of the corporation shall be deemed to have notice of and consented to the provisions of this Section 13.01.

ARTICLE XIV

AMENDMENTS; INTERPRETATION AND SEVERABILITY

14.01 AMENDMENTS. The Bylaws of the corporation may be amended, altered or repealed, in whole or in part, by the shareholders or by the Board of Directors at any meeting duly held in accordance with these Bylaws, provided that notice of the meeting includes notice of the proposed amendment, alternative or repeal.

14.02 INTERPRETATION AND SEVERABILITY. Whenever possible, each provision contained in these Bylaws shall be interpreted in such manner as to be valid and effective under applicable law. Each of the Sections of these Bylaws, and each of the clauses set forth therein, shall be deemed separate and independent, and should any part (including any words or phrases) of any such Section or clause be declared invalid or unenforceable by any court of competent jurisdiction, such invalidity or unenforceability shall in no way render invalid or unenforceable any other part thereof or any separate Section or clause of these Bylaws that is not declared invalid or unenforceable and, to the extent possible, effect shall be given to the intent manifested by the Section or clause or part thereof that is declared invalid or unenforceable.

Exhibit 4

Directors of TCF Bank

David T. Provost

Thomas Shafer

Dennis L. Klaeser

Brennan Ryan

Exhibit 5

Officers

Gary Torgow, Chairman

Craig R. Dahl, Chief Executive Officer and President

Dennis L. Klaeser, Executive Vice President and Chief Financial Officer

Brian W. Maass, Executive Vice President, Deputy Chief Financial Officer and Treasurer

David T. Provost, Vice Chairman

and such other officers as the TCF CEO shall designate at or before the Effective Time

January 27, 2019

The Board of Directors

Chemical Financial Corporation

333 W. Fort Street

Suite 1800

Detroit, MI 48226

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Chemical Financial Corporation, Inc. (“Chemical”) of the Exchange Ratio (as defined below) in the proposed merger of TCF Financial Corporation (“TCF”), with and into Chemical with Chemical as the surviving corporation (such transaction, the “Merger”) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Chemical and TCF. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement) by virtue of the Merger and without any action on the part of Chemical, TCF or the holder of any of the securities of TCF, each share of common stock, par value $0.01 per share, of TCF (“TCF Common Stock”) issued and outstanding immediately prior to the Effective Time (except for shares of TCF Common Stock owned by TCF as treasury stock or owned by TCF or Chemical, in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be converted into the right to receive, without interest, 0.5081 of a share of common stock, par value $1.00 per share, of Chemical (“Chemical Common Stock”). The ratio of 0.5081 of a share of Chemical Common Stock for one share of TCF Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately following the Merger or at such later time as Chemical and TCF may mutually agree, Chemical Bank, a wholly-owned subsidiary of Chemical, will merge with and into TCF National Bank, a wholly-owned subsidiary of TCF (“TCF Bank”), with TCF Bank as the surviving entity, pursuant to a separate agreement and plan of merger (such transaction, the “Bank Merger”). In addition, representatives of Chemical have advised us that, prior to the closing of the Merger, Chemical is expected to consummate a subordinated debt transaction for anticipated gross cash proceeds to Chemical of approximately $150 million (the “Chemical Debt Placement”). At the direction of Chemical, we have given effect to the occurrence of the Chemical Debt Placement for purposes of certain of our analyses.

KBW has acted as financial advisor to Chemical and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between Chemical and each of KBW and a KBW broker-dealer affiliate), may from time to time purchase securities from, and sell securities to, Chemical and TCF. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Chemical or TCF for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Chemical (the “Board”) in rendering this opinion and will receive a fee from Chemical for our services. A portion of our fee is payable upon the rendering of this opinion and a significant portion is contingent upon the successful completion of the Merger. In addition, Chemical has agreed to indemnify us for certain liabilities arising out of our engagement.

The Board of Directors – Chemical Financial Corporation

January 27, 2019

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Chemical. In the past two years, KBW has not provided investment banking or financial advisory services to TCF. We may in the future provide investment banking and financial advisory services to Chemical or TCF and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Chemical and TCF and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated January 26, 2019 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of Chemical; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018 of Chemical; (iv) certain draft and unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2018 of Chemical (provided by Chemical); (v) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of TCF; (vi) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018 of TCF; (vii) certain draft and unaudited quarterly and fiscal year-end financial results for the period ended December 31, 2018 of TCF (provided by TCF); (viii) certain regulatory filings of Chemical and TCF and their respective subsidiaries, including, as applicable, the quarterly reports on Form FRY-9C and quarterly call reports that were filed with respect to each quarter during the three year period ended December 31, 2017 as well as the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018; (ix) certain other interim reports and other communications of Chemical and TCF to their respective stockholders; and (x) other financial information concerning the respective businesses and operations of Chemical and TCF that was furnished to us by Chemical and TCF or that we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Chemical and TCF; (ii) the assets and liabilities of Chemical and TCF; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Chemical and TCF with similar information for certain other companies, the securities of which are publicly traded; (v) publicly-available consensus “street estimates” of TCF, as well as assumed TCF long-term growth rates that were provided to us by TCF management, all of which information was discussed with us by Chemical management and TCF management and used and relied upon by us based on such discussions, at the direction of Chemical management and with the consent of the Board; (vi) financial and operating forecasts and projections of Chemical that were prepared by Chemical management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on Chemical (including without limitation the potential cost savings and related expenses expected to result or be derived from the Merger) that were prepared by Chemical management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. At the request of the Board, we have also reviewed and used for certain of our analyses financial and operating forecasts and projections of TCF with respect to 2019 that were prepared by TCF management and provided to and discussed with us by such management and publicly-available consensus “street estimates” of Chemical. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held by the managements of Chemical and TCF regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

Keefe, Bruyette & Woods, Inc.

The Board of Directors – Chemical Financial Corporation

January 27, 2019

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Chemical as to the reasonableness and achievability of the publicly available consensus “street estimates” of TCF, the assumed TCF long-term growth rates, the financial and operating forecasts and projections of Chemical, and the estimates regarding certain pro forma financial effects of the Merger on Chemical (including, without limitation, the potential cost savings and related expenses expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases therefor), and we have assumed that all of the foregoing information was reasonably prepared and represents (or in the case of the publicly available consensus “street estimates” of TCF that such estimates are consistent with) the best currently available estimates and judgments of Chemical management and that the forecasts, projections and estimates reflected in all such information will be realized in the amounts and in the time periods currently estimated. In addition, in the case of financial and operating forecasts and projections of TCF with respect to 2019 provided by TCF management and used by us for certain of our analyses, we have assumed that such forecasts and projections of TCF were reasonably prepared and represent the best currently available estimates and judgments of TCF management.

It is understood that the portion of the foregoing financial information of Chemical and TCF that was provided to and discussed with us was not prepared with the expectation of public disclosure and that all of the foregoing financial information (including the publicly available consensus “street estimates” of TCF and Chemical referred to above) is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Chemical and TCF and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Chemical or TCF since the date of the last financial statements of each such entity that were made available to us and that we were directed to use. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Chemical and TCF are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Chemical or TCF, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Chemical or TCF under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in

Keefe, Bruyette & Woods, Inc.

The Board of Directors – Chemical Financial Corporation

January 27, 2019

respect of TCF Common Stock; (ii) that any related transactions (including the Bank Merger and the Chemical Debt Placement) will be completed substantially in accordance with the terms set forth in the Agreement or as otherwise described to us by representatives of Chemical; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Chemical, TCF or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Chemical that Chemical has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Chemical, TCF, the Merger and any related transaction (including the Bank Merger and the Chemical Debt Placement), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Chemical. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger and the Chemical Debt Placement), including without limitation, the form or structure of the Merger or any such related transaction, the treatment of outstanding preferred stock and other securities of TCF in the Merger, any consequences of the Merger to Chemical, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, termination, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Chemical to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Chemical or the Board, (iii) any business, operational or other plans with respect to TCF or the pro forma entity that may be currently contemplated by Chemical or the Board or that may be implemented subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Chemical’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Chemical Common Stock or relative to the Exchange Ratio, (v) the effect of the Merger or any related transaction (including the Bank Merger and the Chemical Debt Placement) on, or the fairness of the consideration to be received by, holders of any class of securities of Chemical, TCF or any other party to any transaction contemplated by the Agreement, (vi) the actual value of Chemical Common Stock to be issued in connection with the Merger, (vii) the prices, trading range or volume at which Chemical Common Stock or TCF Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Chemical Common Stock will trade following the consummation of the Merger, (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction

Keefe, Bruyette & Woods, Inc.

The Board of Directors – Chemical Financial Corporation

January 27, 2019

contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Chemical, TCF, any of their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger and the Chemical Debt Placement), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Chemical Common Stock or any stockholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Chemical.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, Inc.

[J.P. Morgan letterhead]

January 27, 2019

The Board of Directors

TCF Financial Corporation

200 East Lake Street

Wayzata, Minnesota 55391

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of TCF Financial Corporation (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with Chemical Financial Corporation (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger, dated as of January 27, 2019 (the “Agreement”), by and between the Company and the Merger Partner, the Company will merge with and into the Merger Partner, and each outstanding share of Company Common Stock, except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or the Merger Partner (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive 0.5081 shares (the “Exchange Ratio”) of the Merger Partner’s common stock, par value $1.00 per share (the “Merger Partner Common Stock”).

In connection with preparing our opinion, we have (i) reviewed a draft dated January 25, 2019 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Merger Partner and the industries in which they operate; (iii) compared the financial and operating performance of the Company and the Merger Partner with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Merger Partner Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Merger Partner relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Merger Partner, the financial condition and future prospects and operations of the Company and the Merger Partner, the effects of the Transaction on the financial condition and future prospects of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Merger Partner or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Merger Partner to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Merger Partner or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Merger Partner. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC